
13003918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K


JAN 2 7 2014

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

AMERISOURCEBERGEN CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number	Registrant, State of Incorporation Address and Telephone Number	I.R.S. Employer Identification Number
1-16671	AmerisourceBergen Corporation (a Delaware Corporation) 1300 Morris Drive Chesterbrook, PA 19087-5594 610-727-7000	23-3079390

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, $0.01 par value per share
Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant on March 31, 2013 based upon the closing price of such stock on the New York Stock Exchange on March 31, 2013 was $10,325,295,935.

The number of shares of common stock of AmerisourceBergen Corporation outstanding as of October 31, 2013 was 230,032,094.

Documents Incorporated by Reference

Portions of the following document are incorporated by reference in the Part of this report indicated below:

Part III — Registrant's Proxy Statement for the 2014 Annual Meeting of Stockholders.

TABLE OF CONTENTS

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PART I

ITEM 1. *BUSINESS*

As used herein, the terms "Company," "AmerisourceBergen," "we," "us," or "our" refer to AmerisourceBergen Corporation, a Delaware corporation.

AmerisourceBergen Corporation is one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. We deliver innovative programs and services designed to increase the effectiveness and efficiency of the pharmaceutical supply chain. More specifically, we distribute a comprehensive offering of brand-name pharmaceuticals (including specialty pharmaceutical products) and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers located in the United States and select global markets, including chain retail and independent pharmacies, mail order pharmacies, acute care hospitals and health systems, physician practices, medical and dialysis clinics, long-term care and other alternate site pharmacies, and other customers. We also provide pharmacy services to certain specialty drug patients. Additionally, we furnish healthcare providers and pharmaceutical manufacturers with an assortment of related services, including reimbursement and pharmaceutical consulting services, niche premium logistics services, inventory management, pharmacy automation, and pharmacy management.

Industry Overview

Pharmaceutical sales in the United States, as recently estimated by IMS Healthcare, Inc. ("IMS"), an independent third party provider of information to the pharmaceutical and healthcare industry, are expected to grow approximately 2.3% annually from 2013 through 2017. IMS expects that certain sectors of the market, such as biotechnology and other specialty and generic pharmaceuticals, will grow faster than the overall market.

In addition to general economic conditions, factors that impact the growth of the pharmaceutical industry in the United States, and other industry trends, include:

Aging Population. The number of individuals age 65 and over in the United States is expected to exceed 49 million by 2017 and is the most rapidly growing segment of the population. This age group suffers from more chronic illnesses and disabilities than the rest of the population and accounts for a substantial portion of total healthcare expenditures in the United States.

Introduction of New Pharmaceuticals. Traditional research and development, as well as the advent of new research, production and delivery methods such as biotechnology and gene therapy, continue to generate new pharmaceuticals and delivery methods that are more effective in treating diseases. We believe ongoing research and development expenditures by the leading pharmaceutical manufacturers will contribute to continued growth of the industry. In particular, we believe ongoing research and development of biotechnology and other specialty pharmaceutical drugs will provide opportunities for the continued growth of our specialty pharmaceuticals business.

Increased Use of Generic Pharmaceuticals. A number of patents for widely used brand-name pharmaceutical products will continue to expire during the next several years. In addition, increased emphasis by managed care and other third party payors on utilization of generics has accelerated their growth. We consider the increase in generic usage a favorable trend because generic pharmaceuticals have historically provided us with a greater gross profit margin opportunity than brand-name products, although their lower prices reduce revenue growth. Generic pharmaceuticals currently account for approximately 80% of the prescription volume in the United States.

Increased Use of Drug Therapies. In response to rising healthcare costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate healthcare costs, we believe drug therapy has had a beneficial impact on healthcare costs by reducing expensive surgeries and prolonged hospital stays. Pharmaceuticals currently account for approximately 12% of overall healthcare costs. Pharmaceutical manufacturers' continued emphasis on research and development is expected to result in the continuing introduction of cost-effective drug therapies and new uses for existing drug therapies.

Legislative Developments. In recent years, regulation of the healthcare industry has changed significantly in an effort to increase drug utilization and reduce costs. These changes included expansion of Medicare coverage for outpatient prescription drugs, the enrollment (beginning in 2006) of Medicare beneficiaries in prescription drug plans offered by private entities, and cuts in Medicare and Medicaid reimbursement rates. More recently, in March 2010, the federal government enacted major health reform legislation designed to expand access to health insurance, which would increase the number of people in the United States who are eligible to be reimbursed for all or a portion of prescription drug costs. The health reform law provides for sweeping changes to Medicare and Medicaid policies (including drug reimbursement policies), expanded disclosure requirements regarding financial arrangements within the healthcare industry, enhanced enforcement authority to prevent fraud and abuse, and new taxes and fees on pharmaceutical and medical device manufacturers. These policies and other legislative developments may affect our businesses directly and/or indirectly (see Government Regulation on page 5 for further details).

The Company

We currently serve our customers (healthcare providers, pharmaceutical manufacturers, and certain specialty drug patients) through a geographically diverse network of distribution service centers and other operations in the United States and selected global markets. In our pharmaceutical distribution business, we are typically the primary source of supply of pharmaceutical and related products to our healthcare provider customers. We offer a broad range of services to our customers designed to enhance the efficiency and effectiveness of their operations, which allows them to improve the delivery of healthcare to patients and to lower overall costs in the pharmaceutical supply channel.

Strategy

Our business strategy is focused on the global pharmaceutical supply channel where we provide value-added distribution and service solutions to healthcare providers (primarily pharmacies, health systems, medical and dialysis clinics, and physicians) and pharmaceutical manufacturers that increase channel efficiencies and improve patient outcomes. Implementing this disciplined, focused strategy has allowed us to significantly expand our business, and we believe we are well-positioned to continue to grow revenue and increase operating income through the execution of the following key elements of our business strategy:

- *Optimize and Grow Our Pharmaceutical Distribution and Service Businesses.* We believe we are well-positioned in size and market breadth to continue to grow our distribution business as we invest to improve our operating and capital efficiencies. Distribution anchors our growth and position in the pharmaceutical supply channel, as we provide superior distribution services and deliver value-added solutions, which improve the efficiency and competitiveness of both healthcare providers and pharmaceutical manufacturers, thus allowing the pharmaceutical supply channel to better deliver healthcare to patients.

  With the rapid growth of generic pharmaceuticals in the U.S. market, we have introduced strategies to enhance our position in the generic marketplace. We source generics globally, offer a value-added generic formulary program to our healthcare provider customers, and monitor our customers' compliance with our generics program. We also provide data and other valuable services to our generic manufacturing customers.

  We believe we have one of the lowest cost operating structures among all pharmaceutical distributors. AmerisourceBergen Drug Corporation has a distribution facility network totaling 25 distribution facilities in the United States. We continue to seek opportunities to achieve productivity and operating income gains as we invest in and continue to implement warehouse automation technology, adopt "best practices" in warehousing activities, and increase operating leverage by increasing volume per full-service distribution facility. Furthermore, we believe that the investments we continue to make related to our information systems may reduce our operating expenses in the future (see Information Systems on page 4 for further details).

  We offer value-added services and solutions to assist healthcare providers and pharmaceutical manufacturers to improve their efficiency and their patient outcomes. Services for manufacturers include: assistance with rapid new product launches, promotional and marketing services to accelerate product sales, product data reporting and logistical support.

  Our provider solutions include: our Good Neighbor Pharmacy® program, which enables independent community pharmacies to compete more effectively through pharmaceutical benefit and merchandising programs; Good Neighbor Pharmacy Provider Network®, our managed care network, which connects our retail pharmacy customers to payor plans throughout the country and is the fourth-largest in the U.S.; generic product purchasing services; hospital pharmacy consulting designed to improve operational efficiencies; and packaging solutions for institutional and retail healthcare providers.

  On March 18, 2013, we, Walgreen Co. ("Walgreens"), and Alliance Boots GmbH ("Alliance Boots") entered into various agreements and arrangements, including a ten-year pharmaceutical distribution agreement between Walgreens and us, pursuant to which we will distribute branded and generic pharmaceutical products to Walgreens and an agreement that provides us the ability to access generics and related pharmaceutical products through Walgreens Boots Alliance Development GmbH, a global sourcing joint venture between Walgreens and Alliance Boots. The increased volume associated with the distribution agreement is expected to improve our distribution center efficiency and our access to the joint venture is expected to improve our purchasing power.

  In an effort to supplement our organic growth, we continue to utilize a disciplined approach to seek acquisitions that will assist us with our strategic growth plans.

- *Optimize and Grow Our Specialty Distribution and Service Businesses.* Our specialty pharmaceuticals business has a significant presence in this growing part of the pharmaceutical supply channel. With distribution and value-added services to physicians and other healthcare providers, including dialysis clinics, our specialty pharmaceuticals business is a well-developed platform for growth. We are the leader in distribution and services to community oncologists and have leading positions in other physician-administered products. We also distribute plasma and other blood products, injectible pharmaceuticals and vaccines. Additionally, we are well-positioned to service and support many of the new biotechnology therapies that will be coming to market in the near future. We continue to seek opportunities to expand our offerings in specialty distribution and services.

- *Optimize and Grow Our Manufacturer Services Businesses.* Our consulting service businesses help pharmaceutical and biotechnology manufacturers commercialize their products in the channel. We believe we are the largest provider of reimbursement services that assist pharmaceutical companies in supporting access to branded drugs. We also provide outcomes research, contract field staffing, patient assistance and copay assistance programs, adherence programs, risk mitigation services, and other market access programs to pharmaceutical companies. World Courier Group, Inc. ("World Courier"), is a leading global specialty transportation and logistics provider for the biopharmaceutical industry. World Courier further strengthens our service offerings to global pharmaceutical manufacturers and provides an established platform for the introduction of our specialty services outside North America. We continue to seek opportunities to expand our offerings in consulting and other services.

- *Divestitures.* In order to allow us to concentrate on our strategic focus areas of pharmaceutical distribution and related services and specialty pharmaceutical distribution and related services, we have divested certain non-core businesses and may, from time to time, consider additional divestitures.

  In May 2013, we completed the sale of AndersonBrecon, our former contract packaging and clinical trials services business in the United States and United Kingdom, and AmerisourceBergen Canada Corporation, our former Canadian pharmaceutical distribution business.

Operations

Operating Structure. We are organized based upon the products and services we provide to our customers. Our operations as of September 30, 2013 are comprised of the Pharmaceutical Distribution reportable segment and Other. Other consists of the AmerisourceBergen Consulting Services ("ABCS") operating segment and the World Courier operating segment.

Pharmaceutical Distribution Segment

The Pharmaceutical Distribution reportable segment is comprised of two operating segments, which include the operations of AmerisourceBergen Drug Corporation ("ABDC") and AmerisourceBergen Specialty Group ("ABSG"). Servicing healthcare providers in the pharmaceutical supply channel, the Pharmaceutical Distribution segment's operations provide drug distribution and related services designed to improve patient access to products and enhance patient care.

ABDC distributes a comprehensive offering of brand-name pharmaceuticals (including specialty pharmaceutical products) and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers, including acute care hospitals and health systems, independent and chain retail pharmacies, mail order pharmacies, medical clinics, long-term care and other alternate site pharmacies, and other customers. ABDC also provides pharmacy management, staffing and other consulting services; scalable automated pharmacy dispensing equipment; and medication and supply dispensing cabinets. Additionally, ABDC delivers packaging solutions to institutional and retail healthcare providers.

ABSG, through a number of operating businesses, provides pharmaceutical distribution and other services primarily to physician practices who specialize in a variety of disease states, especially oncology, and to other healthcare providers, including dialysis clinics. ABSG also distributes plasma and other blood products, injectible pharmaceuticals and vaccines. Additionally, ABSG provides third party logistics and outcomes research, and other services for biotechnology and other pharmaceutical manufacturers.

Our use of the term "specialty" and "specialty pharmaceutical products" refers to drugs used to treat complex diseases, such as cancer, diabetes, and multiple sclerosis. Specialty pharmaceutical products are part of complex treatment regimens for serious conditions and diseases that generally require ongoing clinical monitoring. We believe the terms "specialty" and "specialty pharmaceutical products" are used consistently by industry participants and our competitors. However, we cannot be certain that other distributors of specialty products define these and other similar terms in exactly the same manner as we do.

Both ABDC and ABSG distribute specialty drugs to their customers, with the principal difference between these two operating segments being that ABSG operates distribution facilities that focus primarily on complex disease treatment regimens. Therefore, a product distributed from one of ABSG's distribution facilities results in revenue reported under ABSG, and a product distributed from one of ABDC's distribution centers results in revenue reported under ABDC. Essentially all of ABSG sales consist of specialty pharmaceutical products. ABDC sales of specialty pharmaceutical products are a relatively small component of its overall revenue.

Other

Other consists of the ABCS operating segment and the World Courier operating segment. World Courier was acquired on April 30, 2012. The results of operations of our ABCS and World Courier operating segments are not significant enough to require separate reportable segment disclosure, and therefore, have been included in "Other" for the purpose of our reportable segment presentation.

ABCS, through a number of operating businesses, provides commercialization support services, including reimbursement support programs, outcomes research, contract field staffing, patient assistance and copay assistance programs, adherence programs, risk mitigation services, and other market access programs to pharmaceutical and biotechnology manufacturers. World Courier, which operates in over 50 countries, is a leading global specialty transportation and logistics provider for the biopharmaceutical industry.

Sales and Marketing. The majority of ABDC's sales force is organized regionally and specialized by either healthcare provider type or size. Customer service representatives are located in distribution facilities in order to respond to customer needs in a timely and effective manner. ABDC also has support professionals focused on its various technologies and service offerings. ABDC's national marketing organization designs and develops business management solutions for AmerisourceBergen healthcare provider customers. Tailored to specific groups, these programs can be further customized at the business unit or distribution facility level to adapt to local market conditions. ABDC's sales and marketing organization also serves national account customers through close coordination with local distribution centers and ensures that our customers are receiving service offerings that meet their needs. Our other operating segments each have independent sales forces and marketing organizations that specialize in their respective product and service offerings. In addition, we have a corporate marketing group that coordinates branding and other marketing activities across the Company.

Customers. We have a diverse customer base that includes institutional and retail healthcare providers as well as pharmaceutical manufacturers. Institutional healthcare providers include acute care hospitals, health systems, mail order pharmacies, long-term care and other alternate care pharmacies and providers of pharmacy services to such facilities, and physicians and physician group practices. Retail healthcare providers include national and regional retail drugstore chains, independent community pharmacies and pharmacy departments of supermarkets and mass merchandisers. We are typically the primary source of supply for our healthcare provider customers. Our manufacturing customers include branded, generic and biotechnology manufacturers of prescription pharmaceuticals, as well as over-the-counter product and health and beauty aid manufacturers. In addition, we offer a broad range of value-added solutions designed to enhance the operating efficiencies and competitive positions of our customers, thereby allowing them to improve the delivery of healthcare to patients and consumers.

Express Scripts, Inc., our largest customer in fiscal 2013, accounted for 24% of our revenue. Our top 10 customers, including governmental agencies, represented approximately 48% of fiscal 2013 revenue. In fiscal 2014, Walgreens will be our largest customer. In addition, we have contracts with group purchasing organizations ("GPOs"), each of which functions as a purchasing agent on behalf of its members, who are healthcare providers. Approximately 10% of our revenue in fiscal 2013 was derived from our three largest GPO relationships. The loss of any major customer or GPO relationship could adversely affect future revenue and results of operations.

Suppliers. We obtain pharmaceutical and other products from manufacturers, none of which accounted for 10% or more of our purchases in fiscal 2013. The loss of a supplier could adversely affect our business if alternate sources of supply are unavailable since we are committed to be the primary source of pharmaceutical products for a majority of our customers. We believe that our relationships with our suppliers are good. The 10 largest suppliers in fiscal 2013 accounted for approximately 47% of our purchases.

Information Systems. ABDC operates its full-service wholesale pharmaceutical distribution facilities in the U.S. on a centralized enterprise resource planning ("ERP") system. ABDC's ERP system provides for, among other things, electronic order entry by customers, invoice preparation and purchasing, and inventory tracking. As a result of electronic order entry, the cost of receiving and processing orders has not increased as rapidly as sales volume. ABDC's systems are intended to strengthen customer relationships by allowing the customer to lower its operating costs and by providing a platform for a number of the basic and value-added services offered to our customers, including marketing, product demand data, inventory replenishment, single-source billing, third party claims processing, computer price updates and price labels.

ABDC continues to expand its electronic interface with its suppliers and currently processes a substantial portion of its purchase orders, invoices and payments electronically. ABDC has a warehouse operating system, which is used to manage the majority of ABDC's transactional volume. The warehouse operating system has improved ABDC's productivity and operating leverage. ABDC will continue to invest in advanced information systems and automated warehouse technology.

A significant portion of our information technology activities relating to ABDC and our corporate functions are outsourced to IBM Global Services and other third party service providers.

We expect to continue to enhance and upgrade the ERP system, including PassPort, our web-based customer facing application. In addition, in an effort to comply with future pedigree and other supply chain custody requirements (see Risk Factor — *Increasing governmental efforts to regulate the pharmaceutical supply channel may increase our costs and reduce our profitability*), we expect to continue to make significant investments in our information systems.

ABSG operates the majority of its business on its own common, centralized ERP system resulting in operating efficiencies as well as the ability to rapidly deploy new capabilities.

Competition

We face a highly competitive global environment in the distribution of pharmaceuticals and related healthcare services. Our largest competitors are McKesson Corporation ("McKesson") and Cardinal Health, Inc. ("Cardinal"). ABDC competes with both McKesson and Cardinal, as well as national generic distributors and regional distributors within pharmaceutical distribution. In addition, we compete with manufacturers who sell directly to customers, chain drugstores who manage their own warehousing, specialty distributors, and packaging and healthcare technology companies. The distribution and related service businesses in which ABSG engages are also highly competitive. ABSG's operating businesses face competition from a variety of competitors, including McKesson, Cardinal, FFF Enterprises, Henry Schein, Inc., and UPS Logistics, among others. Our ABCS and World Courier businesses also face competition from a variety of competitors. In all areas, competitive factors include price, product offerings, value-added service programs, service and delivery, credit terms, and customer support.

Intellectual Property

We use a number of trademarks and service marks. All of the principal trademarks and service marks used in the course of our business have been registered in the United States and, in some cases, in foreign jurisdictions or are the subject of pending applications for registration.

We have developed or acquired various proprietary products, processes, software and other intellectual property that are used either to facilitate the conduct of our business or that are made available as products or services to customers. We generally seek to protect such intellectual property through a combination of trade secret, patent and copyright laws and through confidentiality and other contractually imposed protections.

We hold patents and have patent applications pending that relate to certain of our products, particularly our automated pharmacy dispensing equipment, our medication and supply dispensing equipment, certain warehousing equipment and some of our proprietary packaging solutions. We seek patent protection for our proprietary intellectual property from time to time as appropriate.

Although we believe that our patents or other proprietary products and processes do not infringe upon the intellectual property rights of any third parties, third parties may assert infringement claims against us from time to time.

Employees

As of September 30, 2013, we had approximately 13,000 employees, of which approximately 12,000 were full-time employees. Approximately 2% of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good. If any of our employees in locations that are unionized should engage in strikes or other such bargaining tactics in connection with the negotiation of new collective bargaining agreements upon the expiration of any existing collective bargaining agreements, such tactics could be disruptive to our operations and adversely affect our results of operations, but we believe we have adequate contingency plans in place to assure delivery of pharmaceuticals to our customers in the event of any such disruptions.

Government Regulation

We are subject to oversight by various federal and state governmental entities and we are subject to, and affected by, a variety of federal and state laws, regulations and policies.

The U.S. Drug Enforcement Administration ("DEA"), the U.S. Food and Drug Administration ("FDA") and various other federal and state regulatory authorities regulate the purchase, storage, and/or distribution of pharmaceutical products, including controlled substances. Wholesale distributors of controlled substances must hold valid DEA licenses, meet various security and operating standards and comply with regulations governing the sale, marketing, packaging, holding and distribution of controlled substances. The DEA, FDA and state regulatory authorities have broad enforcement powers, including the ability to suspend our distribution centers from distributing controlled substances, seize or recall products and impose significant criminal, civil and administrative sanctions. We have all necessary licenses or other regulatory approvals and believe that we are in compliance with all applicable pharmaceutical wholesale distribution requirements needed to conduct our operations.

We and our customers are subject to fraud and abuse laws, including the federal anti-kickback statute. The anti-kickback statute prohibits persons from soliciting, offering, receiving or paying any remuneration in order to induce the purchasing, leasing or ordering, induce a referral to purchase, lease or order, or arrange for or recommend purchasing, leasing or ordering items or services that are in any way paid for by Medicare, Medicaid, or other federal healthcare programs. The fraud and abuse laws and regulations are broad in scope and are subject to frequent and varied interpretation.

In recent years, some states have passed or proposed laws and regulations that are intended to protect the safety of the pharmaceutical supply channel. These laws and regulations are designed to prevent the introduction of counterfeit, diverted, adulterated or mislabeled pharmaceuticals into the distribution system. At the federal level, Congress has enacted legislation to regulate the pharmaceutical distribution system by establishing federal pedigree tracking standards requiring drugs to be labeled and tracked at the lot level. These and other requirements are expected to increase the cost of our operations.

Federal insurance and health care reform legislation known as the Affordable Care Act became law in March 2010. The Affordable Care Act is intended to expand health insurance coverage to more than 30 million uninsured Americans through a combination of insurance market reforms, an expansion of Medicaid, subsidies and health insurance mandates. When fully implemented, these provisions are expected to increase the number of people in the United States who have insurance coverage for at least a portion of their prescription drug costs. The Affordable Care Act contains many provisions designed to generate the revenues necessary to fund the coverage expansions and reduce the costs of Medicare and Medicaid. In addition, among other things, the Affordable Care Act changed the formula for federal upper limits for multiple source drugs available for purchase by retail community pharmacies on a nationwide basis to no less than 175% of the weighted average manufacturer price. While certain provisions of the Affordable Care Act took effect immediately, others have delayed effective dates.

As a result of political, economic and regulatory influences, scrutiny of the healthcare delivery system in the United States can be expected to continue at both the state and federal levels. This process may result in additional legislation and/or regulation governing the delivery or pricing of pharmaceutical products, as well as additional changes to the structure of the present healthcare delivery system.

Any future reductions in Medicare reimbursement rates could negatively impact our customers' businesses and their ability to continue to purchase drugs from us. We cannot predict what additional initiatives, if any, will be adopted, when they may be adopted, or what impact they may have on us.

The costs, burdens, and/or impacts of complying with federal and state regulations could be significant and the failure to comply with any such legal requirements could have a significant impact on our results of operations and financial condition.

See "Risk Factors" below for a discussion of additional regulatory developments that may affect our results of operations and financial condition.

Health Information and Privacy Practices

The Health Information Portability and Accountability Act of 1996 ("HIPAA") and its accompanying federal regulations set forth privacy and security standards in order to protect the privacy of and provide for the security of individually identifiable health information, as such term is defined under the HIPAA regulations. Our operations, depending on their location, may also be subject to state or foreign regulations affecting personal data protection and the manner in which information services or products are provided. Significant criminal and civil penalties may be imposed for violation of HIPAA standards and other such laws. We have a HIPAA compliance program to facilitate our ongoing effort to comply with the HIPAA regulations.

Enacted in 2009, the American Recovery and Reinvestment Act ("ARRA") strengthens federal privacy and security provisions to protect individually identifiable health information. A section of the ARRA known as the Health Information Technology for Economic and Clinical Health Act ("HITECH Act") strengthened certain aspects of the HIPAA privacy and security rules, imposed new notification requirements related to health data security breaches, broadened the rights of the U.S. Department of Health and Human Services ("HHS") to enforce HIPAA, and directed HHS to publish more specific security standards. On January 25, 2013, the Office for Civil Rights of HHS published the HIPAA omnibus final rule ("HIPAA Final Rule"), which amended certain aspects of the HIPAA privacy, security and enforcement rules pursuant to the HITECH Act, extending certain HIPAA obligations to business associates and their subcontractors. Certain components of our business act as business associates within the meaning of HIPAA and are subject to new obligations under the HIPAA Final Rules.

Some of our businesses collect, maintain, and/or access other sensitive personal information that is subject to federal and state laws protecting such information, in addition to the requirements of HIPAA, the HITECH Act and the regulations implemented thereunder. Security and disclosure of personal information is also highly regulated in many other countries in which we operate.

There can be no assurances that compliance with these requirements (including new HIPAA Final Rule requirements) will not impose new costs on our business.

Available Information

For more information about us, visit our website at *www.amerisourcebergen.com*. The contents of the website are not part of this Form 10-K. Our electronic filings with the Securities and Exchange Commission (including all Forms 10-K, 10-Q and 8-K, and any amendments to these reports) are available free of charge through the "Investor Relations" section of our website immediately after we electronically file with or furnish them to the Securities and Exchange Commission and may also be viewed using their website at *www.sec.gov*.

ITEM 1A. *RISK FACTORS*

The following discussion describes certain risk factors that we believe could affect our business and prospects. These risk factors are in addition to those set forth elsewhere in this report.

Intense competition as well as industry consolidations may erode our profit margins.

The distribution of pharmaceuticals and related healthcare solutions is highly competitive. We compete with two national wholesale distributors of pharmaceuticals, McKesson and Cardinal; regional and local distributors of pharmaceuticals; national generic distributors; chain drugstores that warehouse their own pharmaceuticals; manufacturers that distribute their products directly to customers; specialty distributors; and packaging and healthcare technology companies (see "Competition" on page 4). Competition continues to increase in specialty distribution and services, where gross margins historically have been higher than in ABDC. Reflecting that increased competition, our two national competitors have continued to expand their footprint in the area of specialty distribution and services. If we were forced by competition to reduce our prices or offer more favorable payment or other terms, our results of operations or liquidity could be adversely affected. In addition, in recent years, the healthcare industry has been subject to increasing consolidation. If this trend continues among our customers and suppliers, it could give the resulting enterprises greater bargaining power, which may lead to greater pressure to reduce prices for our products and services.

Our results of operations continue to be subject to the risks and uncertainties of inflation in branded and generic pharmaceutical prices and deflation in generic pharmaceutical prices.

Certain distribution service agreements that we have entered into with branded and generic pharmaceutical manufacturers continue to have an inflation-based compensation component to them. Arrangements with a small number of branded manufacturers continue to be solely inflation-based. As a result, our gross profit from brand-name and generic manufacturers continues to be subject to fluctuation based upon the timing and extent of manufacturer price increases. If the frequency or rate of branded and generic pharmaceutical price increases slows, our results of operations could be adversely affected. In addition, generic pharmaceuticals are also subject to price deflation. If the frequency or rate of generic pharmaceutical price deflation accelerates, our results of operations could be adversely affected.

Declining economic conditions could adversely affect our results of operations and financial condition.

Our operations and performance depend on economic conditions in the United States and other countries where we do business. Deterioration in general economic conditions could adversely affect the amount of prescriptions that are filled and the amount of pharmaceutical products purchased by consumers and, therefore, reduce purchases by our customers, which would negatively affect our revenue growth and cause a decrease in our profitability. Interest rate fluctuations, financial market volatility or credit market disruptions may also negatively affect our customers' ability to obtain credit to finance their businesses on acceptable terms. Reduced purchases by our customers or changes in payment terms could adversely affect our revenue growth and cause a decrease in our cash flow from operations. Bankruptcies or similar events affecting our customers may cause us to incur bad debt expense at levels higher than historically experienced. Declining economic conditions may also increase our costs. If the economic conditions in the United States or in the regions outside the United States where we do business do not improve or deteriorate, our results of operations or financial condition could be adversely affected.

Our revenue, results of operations, and cash flows may suffer upon the loss of a significant customer.

Express Scripts accounted for 24% of our revenue in fiscal 2013. Our top ten customers, including governmental agencies, represented approximately 48% of fiscal 2013 revenue. In fiscal 2014, Walgreens will be our largest customer. We also have contracts with group purchasing organizations ("GPOs"), each of which functions as a purchasing agent on behalf of its members, who are hospitals, pharmacies or other healthcare providers. Approximately 10% of our revenue in fiscal 2013 was derived from our three largest GPO relationships. We may lose a significant customer or GPO relationship if any existing contract with such customer or GPO expires without being extended, renewed, renegotiated or replaced or is terminated by the customer or GPO prior to expiration, to the extent such early termination is permitted by the contract. A number of our contracts with significant customers or GPOs are typically subject to expiration each year and we may lose any of these customers or GPO relationships if we are unable to extend, renew, renegotiate or replace the contracts. The loss of any significant customer or GPO relationship could adversely affect our revenue, results of operations, and cash flows.

Our revenue and results of operations may suffer upon the bankruptcy, insolvency or other credit failure of a significant customer.

Most of our customers buy pharmaceuticals and other products and services from us on credit. Credit is made available to customers based on our assessment and analysis of creditworthiness. Although we often try to obtain a security interest in assets and other arrangements intended to protect our credit exposure, we generally are either subordinated to the position of the primary lenders to our customers or substantially unsecured. Volatility of the capital and credit markets, general economic conditions, and regulatory changes, including changes in reimbursement, may adversely affect the solvency or creditworthiness of our customers. The bankruptcy, insolvency or other credit failure of any customer that has a substantial amount owed to us could have a material adverse effect on our operating revenue and results of operations. At September 30, 2013, our two largest trade receivable balances due from customers represented approximately 32% and 13% of accounts receivable, net.

If Walgreen Co. ("Walgreens") and/or Alliance Boots GmbH ("Alliance Boots") exercise their rights to purchase our common stock pursuant to the warrants that we issued to them, the future issuances of shares of our common stock upon exercise of the warrants will dilute the ownership interests of our then-existing stockholders and could adversely affect the market price of our common stock.

In connection with our strategic relationship with Walgreens and Alliance Boots, we entered into a Framework Agreement with Walgreens and Alliance Boots, dated as of March 18, 2013 (the "Framework Agreement"), pursuant to which (i) Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in AmerisourceBergen, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of our common stock (approximately 7% of our common stock on a fully diluted basis as of the date of issuance, assuming the exercise in full of the Warrants described below) in open market transactions, with the right to designate up to two members of our board of directors upon achieving specified ownership levels; (ii) Walgreens Pharmacy Strategies, LLC, a wholly owned subsidiary of Walgreens, was issued (a) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017; and (iii) Alliance Boots Luxembourg S.à.r.l., a wholly owned subsidiary of Alliance Boots, was issued (a) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016 and (b) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017 (collectively, the "Warrants"). The Warrants collectively represent approximately 16% of our common stock on a fully diluted basis as of the date of issuance, assuming exercise in full of the Warrants. The number of shares which may be purchased in the open market is subject to increase in certain circumstances if the market price of our common stock is less than the exercise price of the first tranche of Warrants when those Warrants are exercisable in 2016. In such event, the incremental number of shares purchased in the open market would reduce share-for-share the number of shares exercisable pursuant to the first tranche of Warrants.

Future issuances of shares of our common stock upon exercise of the Warrants will dilute the ownership interests of our then-existing stockholders. In addition, the dilutive effect of the Warrants will be reflected in our diluted earnings per share during the period that the Warrants are outstanding. A decrease in our diluted earnings per share could, in turn, adversely affect the market value of our common stock. In addition, any sales in the public market of any common stock acquired pursuant to open market purchases by Walgreens and Alliance Boots or issuable upon the exercise of the Warrants could adversely affect prevailing market prices of our common stock.

Problems with the transition of Walgreens' business to us, our performance under the distribution agreement, and/or a disruption in our relationship with Walgreens could adversely affect our business and financial results.

In March 2013, we entered into a ten-year distribution agreement with Walgreens to act as its primary wholesale distribution source with respect to branded and generic prescription drugs. This agreement, when fully implemented, will significantly expand our relationship with Walgreens. Beginning September 1, 2013, we became the supplier of Walgreens' branded prescription drugs. Beginning in fiscal year 2014, Walgreens will, over time, move the supply of its generic prescription drug business to us. In order to transition the business, we will utilize unused capacity in our distribution network and will leverage prior investments in our new enterprise resource planning system. In the event there are any unanticipated delays, costs, fees, charges, expenses, capital expenditures or disruption of our business or operations relating to our transition to becoming the single branded and generic prescription drug wholesaler to Walgreens could adversely affect our business, financial condition and results of operations.

In addition, our business may be adversely affected by any operational, financial or regulatory difficulties that Walgreens experiences, including any disruptions of certain of Walgreens' existing distribution facilities or retail pharmacies resulting from ongoing inspections by the DEA and/or state regulatory agencies and possible revocation of the controlled substance registrations for those facilities and pharmacies. If Walgreens' operations are seriously disrupted for any reason, whether by natural disaster, labor disruption, regulatory or governmental action or otherwise, it could adversely affect our business and our sales and profitability.

If our operations are seriously disrupted for any reason, we may have an obligation to pay or credit Walgreens for failure to supply products. In addition, upon the expiration or termination of the agreement, there can be no assurance that we or Walgreens will be willing to renew the agreement or enter into a new agreement, on terms favorable to us or at all.

The anticipated strategic and financial benefits of our relationship with Walgreens may not be realized.

We entered into the arrangement with Walgreens and Alliance Boots with the expectation that the transactions contemplated thereby would result in various benefits including, among other things, growth in our revenues, earnings and earnings per share, cost savings and operating efficiencies, innovation and sharing of best practices. We currently anticipate earnings accretion from the agreement for fiscal year 2014, excluding any expenses related to the Warrants, certain non-recurring costs, and certain start-up expenses. This expectation is based on our preliminary estimates, which may materially change. The processes and initiatives needed to achieve these potential benefits are complex, costly and time-consuming. Many of the anticipated benefits and expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Achieving the anticipated benefits from the arrangement is subject to a number of significant challenges and uncertainties, including: the possibility of faulty assumptions underlying expectations, processes or initiatives, or the inability to realize and/or delays in realizing potential benefits, including improved generic drug pricing and terms, improved service fees from generic manufacturers, cost savings, innovations, or other benefits resulting from participation in Walgreens Boots Alliance Development, GmbH, a global sourcing joint venture between Walgreens and Alliance Boots, due to the inability of the joint venture to negotiate successfully with generic manufacturers or otherwise to perform as expected; the transition of Walgreens' generic prescription drug distribution to us; the potential disruption of our plans and operations as a result of this strategic arrangement, including any disruption of our cash flow and ability to return value to our stockholders in accordance with our past practices and any reduction in our operational, strategic or financial flexibility; the potential disruption resulting from supplier and customer reaction to the strategic transaction and potential changes in supplier and customer relationships and terms; unexpected or unforeseen costs, fees, expenses and charges incurred by us related to the transaction or the overall strategic relationship; and whether the unique corporate cultures of separate organizations will work collaboratively in an efficient and effective manner.

In addition, Walgreens and Alliance Boots have the right, but not the obligation, under the transactions contemplated by the Framework and Shareholder Agreements to invest in our common stock. We could also encounter unforeseen costs, circumstances, or issues existing or arising with respect to the transactions and collaboration we anticipate resulting from the Framework and Shareholder Agreements. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue, decreased benefits and the diversion of management time and attention. If we are unable to achieve our objectives within the anticipated time frame, or at all, the expected benefits may not be realized fully or at all, or may take longer to realize than expected, which could have a material adverse impact on our business, financial condition, and results of operations and the price of our common stock.

Our results of operations may suffer upon the bankruptcy, insolvency or other credit failure of a significant supplier.

Our relationships with pharmaceutical suppliers, including generic pharmaceutical manufacturers, give rise to substantial amounts that are due to us from the suppliers, including amounts owed to us for returned goods or defective goods, chargebacks, and amounts due to us for services provided to the suppliers. Volatility of the capital and credit markets, general economic conditions, and regulatory changes may adversely affect the solvency or creditworthiness of our suppliers. The bankruptcy, insolvency or other credit failure of any supplier at a time when the supplier has a substantial account payable balance due to us could have a material adverse effect on our results of operations.

Increasing governmental efforts to regulate the pharmaceutical supply channel may increase our costs and reduce our profitability.

The healthcare industry is highly regulated at the federal and state levels. Consequently, we are subject to the risk of changes in various federal and state laws, which include operating and security standards of the DEA, the FDA, various state boards of pharmacy and comparable agencies.

In recent years, some states have passed or proposed laws and regulations, including laws and regulations obligating pharmaceutical distributors to provide prescription drug pedigrees, that are intended to protect the safety of the supply channel but that also may substantially increase the costs and burden of pharmaceutical distribution. For example, Florida has adopted pedigree tracking requirements and California has enacted a law requiring chain of custody technology using an interoperable electronic system utilizing unique identification numbers on prescription drugs to create electronic pedigrees, which will be effective for us in July 2016.

At the federal level, final regulations issued pursuant to the Prescription Drug Marketing Act became effective in December 2006. The FDA regulations impose pedigree and other chain of custody requirements that increase the costs and/or burden to us of selling to other pharmaceutical distributors and handling product returns. In addition, the FDA Amendments Act of 2007 requires the FDA to establish standards and identify and validate effective technologies for the purpose of securing the pharmaceutical supply chain against counterfeit drugs. These standards may include track-and-trace and/or authentication technologies that leverage data carriers applied by the manufacturer to the sellable units and cases. The FDA is also required to develop a standardized numerical identifier ("SNI"). In March 2010, FDA issued guidance regarding the development of SNIs for prescription drug packages in which the FDA identified package-level SNIs, as an initial step in the FDA's development of additional measures to secure the drug supply chain. In November 2013, Congress passed the Drug Quality and Security Act ("DQSA"). The DQSA is expected to establish federal pedigree tracking standards requiring drugs to be labelled and tracked at the lot level, preempt state drug pedigree requirements, and require supply-chain stakeholders to participate in an electronic, interoperable prescription drug track and trace system.

The increased costs of complying with these pedigree and other supply chain custody requirements will increase our costs or otherwise significantly affect our results of operations.

The suspension or revocation by the United States Drug Enforcement Administration ("DEA") of any of the registrations that must be in effect for our distribution facilities to purchase, store and distribute controlled substances or the refusal by the DEA to issue a registration to any such facility that requires such registration may adversely affect our reputation, our business and our results of operations.

The DEA, FDA, and various other federal and state regulatory authorities regulate the distribution of pharmaceuticals and controlled substances. We are required to hold valid DEA and state-level licenses, meet various security and operating standards and comply with the Controlled Substances Act and its accompanying regulations governing the sale, marketing, packaging, holding and distribution of controlled substances. Government authorities may from time to time investigate whether we are in compliance with various security and operating standards applicable to the distribution of controlled substances including whether we are adequately detecting and preventing the illegal diversion of controlled substances. We have received, and may in the future receive, requests for information and subpoenas from the DEA, various United States Attorneys' Offices of the United States Department of Justice, and/or state regulatory agencies related to our distribution of controlled substances or our order monitoring program, which is designed to prevent or detect the illegal diversion of controlled substances. We generally respond to such subpoenas and requests in a cooperative, thorough, and timely manner. These responses sometimes required time and effort and can result in considerable costs being incurred by the Company. Such subpoenas and requests also can lead to the assertion of claims or the commencement of civil, criminal, or regulatory legal proceedings against the Company, as well as to settlements.

The DEA, FDA and other federal and state regulatory authorities have broad enforcement powers, including the ability to suspend our distribution centers' licenses to distribute pharmaceutical products (including controlled substances), seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

Legal, regulatory and legislative changes reducing reimbursement rates for pharmaceuticals and/or medical treatments or services may adversely affect our business and results of operations.

Both our business and our customers' businesses may be adversely affected by laws and regulations reducing reimbursement rates for pharmaceuticals and/or medical treatments or services or changing the methodology by which reimbursement levels are determined.

Federal insurance and health care reform legislation known as the Affordable Care Act became law in March 2010. The Affordable Care Act is intended to expand health insurance coverage to more than 30 million uninsured Americans through a combination of insurance market reforms, an expansion of Medicaid, subsidies and health insurance mandates. When fully implemented, these provisions are expected to increase the number of people in the United States who have insurance coverage for at least a portion of prescription drug costs. The Affordable Care Act contains many provisions designed to generate the revenues necessary to fund the coverage expansions and reduce the costs of Medicare and Medicaid. While certain provisions of the Affordable Care Act took effect immediately, others have delayed effective dates. Given the scope of the changes made by the Affordable Care Act and the ongoing implementation efforts, we cannot predict the impact of every aspect of the new law on our operations.

The Affordable Care Act changed the formula for Medicaid federal upper limits for multiple source drugs available for purchase by retail community pharmacies on a nationwide basis to a limit of not less than 175% of the weighted average manufacturer price ("AMP"). The Centers for Medicare & Medicaid Services ("CMS") has released for review and comment a draft federal upper limit methodology and draft federal upper limits determined by using that methodology. While the draft federal upper limit prices released to date would represent a significant reduction from the federal upper limits currently in place, the impact of the CMS methodology cannot be determined until finalized. Any reduction in the Medicaid reimbursement rates to our customers for certain multisource pharmaceuticals may indirectly impact the prices that we can charge our customers for multisource pharmaceuticals and cause corresponding declines in our profitability.

The Affordable Care Act also amends the Medicaid rebate statute to increase minimum Medicaid rebates paid by pharmaceutical manufacturers and make other changes affecting Medicaid rebate amounts. The Affordable Care Act's redefinition of AMP is expected to result, in most instances, in a higher AMP. This higher AMP, coupled with the higher minimum Medicaid rebate percentage, is expected to result in increased Medicaid rebate payments by pharmaceutical manufacturers, which could indirectly impact our business. CMS issued proposed regulations to implement the Affordable Care Act's provisions regarding Medicaid rebates and Medicaid reimbursement to pharmacies, but the regulations have not been finalized to date. We are currently assessing the potential impact of these provisions on our business. The federal government and state governments could take other actions in the future that impact Medicaid reimbursement and rebate amounts. For example, a number of states have announced plans to use average acquisition cost to reimburse pharmacies for the cost of drugs. There can be no assurance that recent or future changes in prescription drug reimbursement policies will not have an adverse impact on our business. Unless we are able to develop plans to mitigate the potential impact of these legislative and regulatory changes, these changes in reimbursement and related reporting requirements could adversely affect our results of operations.

In February 2011, CMS announced that it would be conducting a national survey of pharmacies to create a national database of average actual pharmacy acquisition costs, the results of which states may use to determine state-specific pharmaceutical reimbursement rates. CMS will use pharmacies' invoiced drug acquisition costs as reported in the surveys to calculate the National Average Drug Acquisition Cost ("NADAC"). CMS released its draft methodology for calculating the NADAC in May 2012, and began collecting survey data in June 2012. CMS has released draft NADACs, but the methodologies and files have not yet been finalized. There can be no assurances that state pharmaceutical rates derived from this new survey data will not result in lower Medicaid reimbursement levels or lead to other payers reducing their reimbursement levels that could adversely impact our business.

Our revenue growth rate has been negatively impacted by a reduction in sales of certain anemia drugs, primarily those used in oncology, and may, in the future, be adversely affected by any further reductions in sales or restrictions on the use of anemia drugs or a decrease in Medicare reimbursement for these drugs. Several developments contributed to the decline in sales of anemia drugs, including expanded warning and product safety labeling requirements, more restrictive federal policies governing Medicare reimbursement for the use of these drugs to treat oncology patients with kidney failure and dialysis and more conservative guidelines for recommended dosage and use. Any further changes in the recommended dosage or use of anemia drugs or reductions in reimbursement for such drugs could result in slower growth or lower revenues. In addition, on January 1, 2011, CMS began implementing a prospective payment system for Medicare end-stage renal disease ("ESRD") services that provides a single bundled payment to dialysis facilities covering most ESRD services, including anemia drugs. There is a 4-year transition period to the new prospective payment system, and CMS continues to make refinements to the payment policy. We cannot at this time assess the impact this new payment system, when fully implemented, will have on our business.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 significantly expanded Medicare coverage for outpatient prescription drugs through the Medicare Part D program. The Part D Plan program has increased the use of pharmaceuticals in the supply channel, which has a positive impact on our revenues and profitability. There have been additional changes to the Part D program since its enactment. Notably, the Affordable Care Act provides additional assistance to beneficiaries who reach the Part D "coverage gap" (including a manufacturer discount program), mandates additional medication therapy management services and reduces Part D subsidies for certain high-income beneficiaries. CMS continues to issue regulations and other guidance to implement these statutory changes and further refine Medicare Part D program rules. There can be no assurances that recent and future changes to the Part D program will not have an adverse impact on our business.

The federal government may adopt measures in the future that would further reduce Medicare and/or Medicaid spending or impose additional requirements on health care entities. For instance, under the terms of the Budget Control Act of 2011 automatic federal spending cuts, known as sequestration, went into effect as a result of Congressional failure to adopt legislation meeting federal deficit reduction targets. Under this policy, a 2% cut is being made to Medicare provider and plan payments, generally effective for services provided on or after April 1, 2013. Any future reductions in Medicare reimbursement rates could negatively impact our customers' businesses and their ability to continue to purchase such drugs from us. At this time, we can provide no assurances that future Medicare and/or Medicaid payment or policy changes, if adopted, would not have an adverse effect on our business.

ABSG's business may be adversely affected in the future by the impact of declining reimbursement rates for pharmaceuticals and other economic factors.

ABSG sells specialty drugs directly to physicians and community oncology practices and provides a number of services to or through physicians. Drugs that are administered in a physician's office, such as drugs that are infused or injected, are typically covered under Medicare Part B. Declining reimbursement rates for Medicare Part B drugs and other economic factors have caused a number of physician practices, including some of our customers, to move from private practice to hospital settings, where they may purchase their specialty drugs under hospital prime vendor arrangements rather than from specialty distributors like ABSG. This trend may continue due to various factors, including legislative and regulatory requirements that affect how CMS calculates average sales price ("ASP") for Medicare Part B drugs. Medicare generally reimburses physicians for Part B drugs at the rate of ASP plus 6%. Federal changes in drug reimbursement policy have reduced and could continue to reduce Medicare reimbursement rates for some Part B drugs. For instance, the implementation of sequestration in 2013 pursuant to the Budget Control Act of 2011 has effectively reduced reimbursement below the ASP plus 6% level for the duration of sequestration (which lasts through fiscal year 2021 in the absence of additional legislation). These reductions could accelerate the trend of physician practices moving to or being acquired by hospitals, and could also indirectly impact the prices we can charge our customers for pharmaceuticals and result in corresponding declines in ABSG's profitability. Any future reductions in the rate of reimbursement for drugs covered under Medicare Part B or physician services under Medicare could negatively impact our customers' businesses and their ability to continue to purchase such drugs from us. At this time, we can provide no assurances that future Medicare reimbursement or policy changes, if adopted, would not have an adverse effect on our business.

Changes to the United States healthcare environment may negatively impact our business and our profitability.

Our products and services are intended to function within the structure of the healthcare financing and reimbursement system currently existing in the United States. In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs and government spending. These changes include an increased reliance on managed care; cuts in certain Medicare funding affecting our healthcare provider customer base; consolidation of competitors, suppliers and customers; and the development of large, sophisticated purchasing groups. We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental funding at the state or federal level for certain healthcare services or adverse changes in legislation or regulations governing prescription drug pricing, healthcare services or mandated benefits, may cause healthcare industry participants to reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. We expect continued government and private payor pressure to reduce pharmaceutical pricing. Changes in pharmaceutical manufacturers' pricing or distribution policies could also significantly reduce our profitability.

If we fail to comply with laws and regulations in respect of healthcare fraud and abuse, we could suffer penalties or be required to make significant changes to our operations.

We are subject to extensive and frequently changing federal and state laws and regulations relating to healthcare fraud and abuse. The federal government continues to strengthen its scrutiny of practices potentially involving healthcare fraud affecting Medicare, Medicaid and other government healthcare programs. Our relationships with healthcare providers and pharmaceutical manufacturers subject our business to laws and regulations on fraud and abuse which, among other things, (i) prohibit persons from soliciting, offering, receiving or paying any remuneration in order to induce the referral of a patient for treatment or the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs and (ii) impose a number of restrictions upon referring physicians and providers of designated health services under Medicare and Medicaid programs. Legislative provisions relating to healthcare fraud and abuse give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse, and these enforcement authorities were further expanded by the Affordable Care Act. While we believe that we are in compliance with all applicable laws and regulations, many of the regulations applicable to us, including those relating to marketing incentives offered in connection with pharmaceutical sales, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations. If we fail to comply with applicable laws and regulations, we could be subject to civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

Our business and results of operations could be adversely affected by qui tam litigation.

Violations of various federal and state laws governing the marketing, sale and purchase of pharmaceutical products can result in criminal, civil, and administrative liability for which there can be significant financial damages, criminal and civil penalties, and possible exclusion from participation in federal and state health programs. Among other things, such violations can form the basis for qui tam complaints to be filed. The qui tam provisions of the federal and various state civil False Claims Acts authorize a private person, known as a relator, to file civil actions under these statutes on behalf of the federal and state governments. Under False Claims Acts, the filing of a qui tam complaint by a relator imposes obligations on government authorities to investigate the allegations and determine whether or not to intervene in the action. Such cases may involve allegations around the marketing, sale, purchase, and/or dispensing of branded and/or generic pharmaceutical products and wrongdoing in the marketing, sale, purchase and/or dispensing of such products. Such complaints are filed under seal and remain sealed until the applicable court orders otherwise. Our business and results of operations could be adversely affected if qui tam complaints are filed against us for alleged violations of any health laws and regulations and damages arising from resultant false claims, if government authorities decide to intervene in any such matters and/or if we are found liable for all or any portion of violations alleged in any such matters.

The Company has learned that there are filings in one or more federal district courts, including a qui tam complaint filed by one of our former employees, that are under seal and may involve allegations against the Company (and/or subsidiaries or businesses of the Company, including our group purchasing organization for oncologists and our oncology distribution business) relating to its distribution of certain pharmaceutical products to providers. With regard to any of these filings, our business and results of operations could be adversely affected if government authorities decide to intervene in any such pending cases and/or we are found liable for all or any portion of violations alleged in any such pending cases.

Our results of operations and financial condition may be adversely affected if we undertake acquisitions of businesses that do not perform as we expect or that are difficult for us to integrate.

We expect to continue to execute our growth strategy, in part, by acquiring companies. At any particular time, we may be in various stages of assessment, discussion and negotiation with regard to one or more potential acquisitions, not all of which will be consummated. We make public disclosure of pending and completed acquisitions when appropriate and required by applicable securities laws and regulations.

Acquisitions involve numerous risks and uncertainties. If we complete one or more acquisitions, our results of operations and financial condition may be adversely affected by a number of factors, including: the failure of the acquired businesses to achieve the results we have projected in either the near or long term; the assumption of unknown liabilities; the fair value of assets acquired and liabilities assumed are not properly estimated; the difficulties of imposing adequate financial and operating controls on the acquired companies and their management and the potential liabilities that might arise pending the imposition of adequate controls; the difficulties in the integration of the operations, technologies, services and products of the acquired companies; and the failure to achieve the strategic objectives of these acquisitions.

Our results of operations and our financial condition may be adversely affected by our global operations.

Our operations in jurisdictions outside of the U.S. are subject to various risks inherent in global operations. The acquisition of World Courier expanded our business globally, with operations in over 50 countries worldwide. We may consider additional foreign acquisitions in the future, which may carry operational risks in addition to the risks of acquisition (as described above). At any particular time, our global operations may be affected by local political changes and local economic environments, including inflation, recession, currency volatility, and competition. The realization of any of these factors could adversely affect our business, financial position, and results of operations.

Violations of anti-bribery, anti-corruption and/or international trade laws to which we are subject could have a material adverse effect on our business, financial position, and results of operations.

We are subject to laws concerning our business operations and marketing activities in foreign countries where we conduct business. For example, we are subject to the U.S. Foreign Corrupt Practices Act (the "FCPA"), U.S. export control and trade sanction laws, and similar anti-corruption and international trade laws in certain foreign countries, such as the U.K. Bribery Act, any violation of which could create substantial liability for us and also cause a loss of reputation in the market. The FCPA generally prohibits U.S. companies and their officers, directors, employees, and intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires that U.S. public companies maintain books and records that fairly and accurately reflect transactions and maintain an adequate system of internal accounting controls. If we are found to have violated the FCPA, we may face sanctions including civil and criminal fines, disgorgement of profits, and suspension or debarment of our ability to contract with government agencies or receive export licenses. From time to time, we may face audits or investigations by one or more domestic or foreign government agencies relating to our international business activities, compliance with which could be costly and time-consuming, and could divert our management and key personnel from our business operations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties, which could adversely affect our business, financial position, and results of operations.

Risks generally associated with our sophisticated information systems may adversely affect our business and results of operations.

Our businesses rely on sophisticated information systems to obtain, rapidly process, analyze, and manage data to facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers; to receive, process, and ship orders on a timely basis; to account for other product and service transactions with customers; to manage the accurate billing and collections for thousands of customers; and to process payments to suppliers. Our business and results of operations may be adversely affected if these systems are interrupted or damaged by unforeseen events or if they fail for any extended period of time, including due to the actions of third parties.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber attacks. A failure in or breach of our operational or information security systems, or those of our third party service providers, as a result of cyber attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

Third party service providers are responsible for managing a significant portion of our information systems. Our business and results of operations may be adversely affected if the third party service provider does not perform satisfactorily.

Certain of our businesses continue to make substantial investments in information systems. To the extent the implementation of these systems fail, our business and results of operations may be adversely affected.

Anticipated benefits generally associated with the implementation of an enterprise resource planning (ERP) system may not be fully realized.

We completed the implementation of an ERP system that handles the business and financial processes within ABDC's operations and our corporate and administrative functions, such as: (i) facilitating the purchase and distribution of inventory items from our distribution centers; (ii) receiving, processing, and shipping orders on a timely basis, (iii) managing the accuracy of billings and collections for our customers; (iv) processing payments to our suppliers; and (v) generating financial transactions and information. If the anticipated benefits from this implementation are not fully realized, our expected return on the ERP investment will not be achieved.

Our stock price and our ability to access credit markets may be adversely affected by financial market volatility and disruption.

The capital and credit markets could experience significant volatility and disruption. If the markets experience significant disruption and volatility in the future, there can be no assurance that we will not experience downward movement in our stock price without regard to our financial condition or results of operations or an adverse effect, which may be material, on our ability to access credit generally, and on our business, liquidity, financial condition and results of operations.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a large corporation with operations in the United States, Puerto Rico, and select global markets. As such, we are subject to tax laws and regulations of the United States federal, state and local governments and of various foreign jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as foreign, tax laws and regulations, are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Natural disasters or other unexpected events may disrupt our operations and may adversely affect our results of operations and financial condition.

The occurrence of one or more unexpected events, including fires, tornadoes, tsunamis, hurricanes, earthquakes, floods and other forms of severe weather in the U.S. or in other countries in which we operate or are located could adversely affect our operations and financial performance. Natural disasters, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of distribution centers, temporary or long-term disruption in the supply of products, delay in the delivery of products to our distribution centers and/or disruption of our ability to deliver products to customers. Existing insurance arrangements may not provide protection for all of the costs that may arise from such events, particularly if such events are catastrophic in nature or occur in combination.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

As of September 30, 2013, we conducted our business from office and operating facilities at owned and leased locations throughout the United States (including Puerto Rico) and select global markets. In the aggregate, our facilities occupy approximately 8 million square feet of office and warehouse space, which is either owned or leased under agreements that expire from time to time through 2040.

We lease approximately 174,000 square feet in Chesterbrook, Pennsylvania for our corporate and ABDC headquarters.

We have 25 full-service ABDC wholesale pharmaceutical distribution facilities in the United States, ranging in size from approximately 53,000 square feet to 310,000 square feet, with an aggregate of approximately 4.5 million square feet. Leased facilities are located in Puerto Rico plus the following states: Arizona, Colorado, Florida, Hawaii, Minnesota, New York, North Carolina, Utah, and Washington. Owned facilities are located in the following states: Alabama, California, Georgia, Illinois, Kentucky, Massachusetts, Michigan, Missouri, Ohio, Pennsylvania, Texas and Virginia.

As of September 30, 2013, the Specialty Group's operations were conducted in 15 locations, two of which are owned, comprising approximately 1.0 million square feet. The Specialty Group's largest leased facility consisted of approximately 273,000 square feet. Its headquarters are located in Texas and it has significant operations in the states of Alabama, Kentucky, Nevada, and Ohio.

As of September 30, 2013, the Consulting Group's operations were conducted in 9 leased locations, comprising approximately 628,000 square feet. The Consulting Group's operations are primarily located in North Carolina and California.

As of September 30, 2013, World Courier's office and operating facilities are located in over 50 countries throughout the world. Most of the facilities are leased. Significant owned facilities are located in New York, and internationally in Germany, Japan, Singapore, and South Africa.

We consider all of our operating and office properties to be in satisfactory condition.

ITEM 3. *LEGAL PROCEEDINGS*

Legal proceedings in which we are involved are discussed in Note 12 (Legal Matters and Contingencies) of the Notes to the Consolidated Financial Statements appearing in this Annual Report on Form 10-K.

ITEM 4. *MINE SAFETY DISCLOSURES*

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of our principal executive officers and their ages and positions as of November 15, 2013.

Name	Age	Current Position with the Company
Steven H. Collis	52	President and Chief Executive Officer
John G. Chou	57	Executive Vice President and General Counsel
June Barry	62	Senior Vice President, Human Resources
James D. Frary	41	Senior Vice President and President, AmerisourceBergen Specialty Distribution and Services
Tim G. Guttman	54	Senior Vice President and Chief Financial Officer
Peyton R. Howell	46	Senior Vice President and President, Global Sourcing and Manufacturer Relations
David W. Neu	56	Senior Vice President and President, AmerisourceBergen Drug Corporation

Unless indicated to the contrary, the business experience summaries provided below for our executive officers describe positions held by the named individuals during the last five years.

Mr. Collis has been President and Chief Executive Officer of the Company since July 2011. From November 2010 to July 2011, he served as President and Chief Operating Officer. He served as Executive Vice President and President of AmerisourceBergen Drug Corporation from September 2009 to November 2010. He was Executive Vice President and President of AmerisourceBergen Specialty Group from September 2007 to September 2009 and was Senior Vice President of the Company and President of AmerisourceBergen Specialty Group from August 2001 to September 2007. Mr. Collis has been employed by the Company or one of its predecessors for 19 years.

Mr. Chou has been General Counsel of the Company since January 2007 and Executive Vice President of the Company since August 2011. From January 2007 to August 2011, Mr. Chou was a Senior Vice President. He has served as Secretary of the Company from February 2006 to May 2012. He was Vice President and Deputy General Counsel from November 2004 to January 2007 and Associate General Counsel from July 2002 to November 2004. Mr. Chou has been employed by the Company for 11 years.

Ms. Barry joined the Company in February 2010 as Senior Vice President, Human Resources. Prior to joining the Company, she was the Senior Vice President of Human Resources for TD Bank, N.A., from 2006 to 2010.

Mr. Frary was named Senior Vice President and President, AmerisourceBergen Specialty Distribution and Services in April 2010. He was Regional Vice President, East Region, of AmerisourceBergen Drug Corporation from October 2007 to April 2010, and Associate Regional Vice President, East Region, from May 2007 to September 2007. Before joining the Company, Mr. Frary was a Principal in Mercer Management Consulting's Strategy Group.

Mr. Guttman was named Senior Vice President and Chief Financial Officer in May 2012. He served as Acting Chief Financial Officer from February 2012 to May 2012. He was Vice President and Corporate Controller from August 2002 to May 2012. Mr. Guttman has been employed by the Company for 11 years.

Ms. Howell has been Senior Vice President and President, Global Sourcing and Manufacturer Relations since December 2012. She served as Senior Vice President, Business Development and President of AmerisourceBergen Consulting Services from May 2010 to December 2012. She was President of Consulting Services and Health Policy, AmerisourceBergen Specialty Group from October 2007 to May 2010. She was President of Lash Group and AmerisourceBergen Specialty Group Manufacturer Services from November 1999 to October 2007. Ms. Howell has been employed by the Company or one of its predecessors for 22 years.

Mr. Neu was named Senior Vice President and President, AmerisourceBergen Drug Corporation in April 2011. He served as Senior Vice President, Drug Operations for AmerisourceBergen Drug Corporation from February 2010 to April 2011. He was Senior Vice President, Retail for AmerisourceBergen Drug Corporation from 2001 to 2010. Mr. Neu has been employed by the Company or one of its predecessors for 31 years.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Company's common stock is traded on the New York Stock Exchange under the trading symbol "ABC." As of October 31, 2013, there were 3,119 record holders of the Company's common stock. The following table sets forth the high and low closing sale prices of the Company's common stock for the periods indicated.

PRICE RANGE OF COMMON STOCK

Fiscal Year Ended September 30, 2013	**High**	**Low**
First Quarter	$ 43.91	$ 38.99
Second Quarter	$ 51.45	$ 43.40
Third Quarter	$ 56.30	$ 51.64
Fourth Quarter	$ 62.23	$ 54.83
Fiscal Year Ended September 30, 2012		
First Quarter	$ 42.08	$ 35.57
Second Quarter	$ 40.09	$ 36.19
Third Quarter	$ 39.35	$ 35.95
Fourth Quarter	$ 39.85	$ 37.36

In November 2011, our board of directors increased the quarterly dividend by 13% from $0.115 per share to $0.13 per share. In November 2012, our board of directors increased the quarterly dividend by 62% from $0.13 to $0.21 per share. In November 2013, our board of directors increased the quarterly dividend by 12% from $0.21 to $0.235 per share. The Company anticipates that it will continue to pay quarterly cash dividends in the future. However, the payment and amount of future dividends remain within the discretion of the Company's board of directors and will depend upon the Company's future earnings, financial condition, capital requirements and other factors.

Computershare is the Company's transfer agent. Computershare can be reached at (mail) AmerisourceBergen Corporation c/o Computershare, P.O. Box 43078, Providence, RI 02940-3078; (telephone): Domestic 1-877-296-3711, Domestic TDD 1-800-231-5469, International 1-201-680-6578 or International TDD 1-201-680-6610; and (internet) *www.computershare.com*.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth the total number of shares purchased, the average price paid per share, the total number of shares purchased as part of publicly announced programs, and the approximate dollar value of shares that may yet be purchased under the programs during each month in the fiscal year ended September 30, 2013.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs
October 1 to October 31	107,903	$ —	107,903	$ 96,902,533
November 1 to November 30	6,838,685	$ 41.60	6,838,685	$ 562,441,587
December 1 to December 31	—	$ —	—	$ 562,441,587
January 1 to January 31	—	$ —	—	$ 562,441,587
February 1 to February 28	—	$ —	—	$ 562,441,587
March 1 to March 31	98,864	$ 47.98	—	$ 562,441,587
April 1 to April 30	400,695	$ 53.90	400,470	$ 540,853,044
May 1 to May 31	1,383,532	$ 54.30	1,380,880	$ 465,874,132
June 1 to June 30	364,345	$ 54.39	363,899	$ 446,082,979
July 1 to July 31	—	$ —	—	$ 446,082,979
August 1 to August 31	1,452,547	$ 57.18	1,452,547	$ 1,113,019,673
September 1 to September 30	827	$ 60.12	—	$ 1,113,019,673
Total	10,647,398	$ 44.91	10,544,384	

(a) In May 2012, the Company announced a program to purchase up to $750 million of its outstanding shares of common stock, subject to market conditions. During the fiscal year ended September 30, 2012, the Company purchased 16.9 million shares for $653.1 million under the program. During the fiscal year ended September 30, 2013, the Company purchased 2.3 million shares for $96.9 million to close this program.

(b) In November 2012, the Company announced a program to purchase up to $750 million of its outstanding shares of common stock, subject to market conditions. During the fiscal year ended September 30, 2013, the Company purchased 8.1 million shares for $387.0 million under the program. The Company had $363.0 million remaining under this program as of September 30, 2013.

(c) In August 2013, the Company announced a new program to purchase up to $750 million of its outstanding shares of common stock, subject to market conditions. There is no expiration date related to this program.

(d) Employees surrendered 103,014 shares during the fiscal year ended September 30, 2013 to meet minimum tax-withholding obligations upon vesting of restricted stock.

(e) In October 2012, the Company received 107,903 shares to settle an accelerated share repurchase transaction that was entered into during August 2012.

STOCK PERFORMANCE GRAPH

This graph depicts the Company's five year cumulative total stockholder returns relative to the performance of the Standard and Poor's 500 Composite Stock Index, the S&P Health Care Index, and an index of peer companies selected by the Company from the market close on September 30, 2008 to September 30, 2013. The graph assumes $100 invested at the closing price of the common stock of the Company and of each of the other indices on the New York Stock Exchange on September 30, 2008. The points on the graph represent fiscal year-end index levels based on the last trading day in each fiscal quarter. The Peer Group index (which is weighted on the basis of market capitalization) consists of the following companies engaged primarily in wholesale pharmaceutical distribution and related services: McKesson Corporation and Cardinal Health, Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*


$400
$350
$300
$250
$200
$150
$100
$50
$0
9/08
9/09
9/10
9/11
9/12
9/13
AmerisourceBergen Corporation
S&P 500
S&P Health Care
Peer Group

* $100 invested on 9/30/08 in stock or index, including reinvestment of dividends.

ITEM 6. *SELECTED FINANCIAL DATA*

The following table should be read in conjunction with the consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 20.

	As of or for the Fiscal Year Ended September 30,				
	2013(a)	2012(b)	2011(c)	2010(d)	2009(e)
	(Amounts in thousands, except per share amounts)				
Statement of Operations Data:					
Revenue	$ 87,959,167	$ 78,080,806	$ 78,695,659	$ 76,496,106	$ 70,457,775
Gross profit	2,507,819	2,634,686	2,458,977	2,278,421	2,033,023
Operating expenses	1,609,420	1,331,071	1,269,457	1,191,083	1,157,307
Operating income	898,399	1,303,615	1,189,520	1,087,338	875,716
Interest expense, net	73,897	92,569	76,148	71,790	53,991
Income from continuing operations	493,435	761,361	697,495	626,939	509,130
Net income	433,707	718,986	706,624	636,748	503,397
Earnings per share from continuing operations — diluted	$ 2.10	$ 2.96	$ 2.51	$ 2.18	$ 1.68
Earnings per share — diluted	$ 1.84	$ 2.80	$ 2.54	$ 2.22	$ 1.66
Cash dividends declared per common share	$ 0.84	$ 0.52	$ 0.43	$ 0.32	$ 0.21
Weighted average common shares outstanding — diluted	235,345	256,903	277,717	287,246	302,754
Balance Sheet Data:					
Cash and cash equivalents	$ 1,231,006	$ 1,066,608	$ 1,825,990	$ 1,658,182	$ 1,009,368
Accounts receivable, net	6,051,920	3,784,619	3,675,980	3,674,054	3,767,889
Merchandise inventories	6,981,494	5,472,010	5,320,220	5,103,719	4,871,368
Property and equipment, net	803,561	743,684	663,623	598,840	500,610
Total assets	18,918,638	15,442,256	14,983,398	14,434,790	13,574,157
Accounts payable	13,335,792	9,492,589	9,066,768	8,706,605	8,392,539
Long-term debt, including current portion	1,396,606	1,395,931	1,343,101	1,342,633	987,483
Stockholders' equity	2,319,745	2,454,842	2,867,585	2,954,244	2,717,886
Total liabilities and stockholders' equity	$ 18,918,638	$ 15,442,256	$ 14,983,398	$ 14,434,790	$ 13,574,157

(a) Includes $169.8 million of LIFO expense, net of income tax benefit of $107.2 million, $76.3 million of Warrant expense, net of income tax benefit of $13.7 million, $14.7 million of employee severance, litigation and other costs, net of income tax benefit of $8.8 million and a $14.3 million gain from antitrust litigation settlements, net of income tax expense of $8.6 million.

(b) Includes $26.5 million of employee severance, litigation and other costs, net of income tax benefit of $17.6 million and a $9.1 million gain from antitrust litigation settlements, net of income tax expense of $5.7 million.

(c) Includes $16.6 million of employee severance, litigation and other costs, net of income tax benefit of $7.0 million, an intangible asset impairment charge of $4.1 million, net of income tax benefit of $2.4 million, and a $1.3 million gain from antitrust litigation settlements, net of income tax expense of $0.8 million.

(d) Includes a $2.7 million litigation gain, net of income tax expense of $1.7 million, intangible asset impairment charges of $2.0 million, net of income tax benefit of $1.2 million, and a $12.8 million gain from antitrust litigation settlements, net of income tax expense of $7.9 million.

(e) Includes $3.4 million of employee severance, litigation and other costs, net of income tax benefit of $2.0 million, intangible asset impairment charges of $7.3 million, net of income tax benefit of $4.5 million, and an influenza vaccine inventory write-down of $9.6 million, net of income tax benefit of $5.9 million.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained herein.

We are one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. We deliver innovative programs and services designed to increase the effectiveness and efficiency of the pharmaceutical supply chain. We are organized based upon the products and services we provide to our customers. Our operations are comprised of the Pharmaceutical Distribution reportable segment and Other.

Recent Developments

On March 18, 2013, we, Walgreens and Alliance Boots entered into various agreements and arrangements, including a ten-year pharmaceutical distribution agreement between Walgreens and us pursuant to which Walgreens will source branded and generic pharmaceutical products from us; an agreement which provides us with the ability to access generics and related pharmaceutical products through Walgreens Boots Alliance Development GmbH, a global sourcing joint venture between Walgreens and Alliance Boots; opportunities to accelerate our efforts to grow our specialty and manufacturer services businesses domestically and internationally; and agreements and arrangements pursuant to which Walgreens and Alliance Boots together have the right, but not the obligation, to purchase a minority equity position in us and gain associated representation on our board of directors in certain circumstances. We were already distributing mail order and other pharmaceutical products for Walgreens. The ten-year distribution agreement, which was effective as of September 1, 2013, expanded our relationship to include the distribution of branded and generic pharmaceutical products for Walgreens. Branded pharmaceutical distribution began on September 1, 2013, and beginning in fiscal 2014, we expect our distribution for Walgreens to increasingly include generic pharmaceutical products that Walgreens currently self-distributes.

In connection with these arrangements, we entered into a Framework Agreement with Walgreens and Alliance Boots, dated as of March 18, 2013, pursuant to which (i) Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in AmerisourceBergen Corporation, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of our common stock (approximately 7% of our common stock on a fully diluted basis as of the date of issuance, assuming the exercise in full of the Warrants, as defined below) in open market transactions, with the right to designate up to two members of our board of directors upon achieving specified ownership levels; (ii) Walgreens Pharmacy Strategies, LLC, a wholly owned subsidiary of Walgreens, was issued (a) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017; and (iii) Alliance Boots Luxembourg S.à.r.l., a wholly owned subsidiary of Alliance Boots, was issued (a) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016 and (b) a warrant to purchase up to 11,348,456 shares of our common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017 (collectively, the "Warrants"). The Warrants collectively represented approximately 16% of our common stock on a fully diluted basis as of the date of issuance, assuming exercise in full of the Warrants. The number of shares which may be purchased in the open market is subject to increase in certain circumstances if the market price of our common stock is less than the exercise price of the first tranche of Warrants when those Warrants are exercisable in 2016. Future issuances of shares of our common stock upon exercise of the Warrants will dilute the ownership interests of our then existing shareholders. In addition, prior to the exercise of the Warrants, any dilutive effect of the Warrants will be reflected in our diluted earnings per share calculation. The parties and affiliated entities also entered into certain related agreements governing relations between and among the parties thereto, including the AmerisourceBergen Shareholders Agreement, dated as of March 18, 2013, among Walgreens, Alliance Boots and us, described in our Current Report on Form 8-K filed on March 20, 2013.

Please refer to our Current Report on Form 8-K filed on March 20, 2013 for more detailed information regarding these agreements and arrangements. We currently expect earnings accretion from the pharmaceutical distribution agreement and the generics and related pharmaceutical products global sourcing agreement for fiscal year 2014, excluding certain expenses and non-recurring costs related to the transaction. See "Cautionary Note Regarding Forward-Looking Statements" on page 33 and "Risk Factors" in Item 1A.

Pharmaceutical Distribution Segment

The Pharmaceutical Distribution reportable segment is comprised of two operating segments, which include the operations of AmerisourceBergen Drug Corporation ("ABDC") and AmerisourceBergen Specialty Group ("ABSG"). Servicing healthcare providers in the pharmaceutical supply channel, the Pharmaceutical Distribution segment's operations provide drug distribution and related services designed to reduce healthcare costs and improve patient outcomes.

ABDC distributes a comprehensive offering of brand-name pharmaceuticals (including specialty pharmaceutical products) and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers, including acute care hospitals and health systems, independent and chain retail pharmacies, mail order pharmacies, medical clinics, long-term care and other alternate site pharmacies, and other customers. ABDC also provides pharmacy management, staffing and other consulting services; scalable automated pharmacy dispensing equipment; medication and supply dispensing cabinets; and supply management software to a variety of retail and institutional healthcare providers. Additionally, ABDC delivers packaging solutions to institutional and retail healthcare providers.

ABSG, through a number of operating businesses, provides pharmaceutical distribution and other services primarily to physicians who specialize in a variety of disease states, especially oncology, and to other healthcare providers, including dialysis clinics. ABSG also distributes plasma and other blood products, injectible pharmaceuticals and vaccines. Additionally, ABSG provides third party logistics and outcomes research, and other services for biotechnology and other pharmaceutical manufacturers.

Our use of the term "specialty" and "specialty pharmaceutical products" refers to drugs used to treat complex diseases, such as cancer, diabetes, and multiple sclerosis. Specialty pharmaceutical products are part of complex treatment regimens for serious conditions and diseases that generally require ongoing clinical monitoring. We believe the terms "specialty" and "specialty pharmaceutical products" are used consistently by industry participants and our competitors. However, we cannot be certain that other distributors of specialty products define these and other similar terms in exactly the same manner as we do.

Both ABDC and ABSG distribute specialty drugs to their customers, with the principal difference between these two operating segments being that ABSG operates distribution facilities that focus primarily on complex disease treatment regimens. Therefore, a product distributed from one of ABSG's distribution facilities results in revenue reported under ABSG, and a product distributed from one of ABDC's distribution centers results in revenue reported under ABDC. Essentially all of ABSG sales consist of specialty pharmaceutical products. ABDC sales of specialty pharmaceutical products are a relatively small component of its overall revenue.

Other

Other consists of the AmerisourceBergen Consulting Services ("ABCS") operating segment and the World Courier Group, Inc. ("World Courier") operating segment. The results of operations of our ABCS and World Courier operating segments are not significant enough to require separate reportable segment disclosure, and, therefore, have been included in "Other" for the purpose of our reportable segment presentation.

ABCS, through a number of operating businesses, provides commercialization support services including reimbursement support programs, outcomes research, contract field staffing, patient assistance and copay assistance programs, adherence programs, risk mitigation services, and other market access programs to pharmaceutical and biotechnology manufacturers. World Courier, which operates in over 50 countries, is a leading global specialty transportation and logistics provider for the biopharmaceutical industry.

Results of Operations

Year ended September 30, 2013 compared with Year ended September 30, 2012

Revenue

(dollars in thousands)	Fiscal year ended September 30, 2013	2012	Change
Pharmaceutical Distribution	$ 86,387,950	$ 76,940,544	12.3%
Other	1,763,549	1,324,744	33.1%
Intersegment eliminations	(192,332)	(184,482)	4.3%
Revenue	$ 87,959,167	$ 78,080,806	12.7%

Revenue of $88.0 billion in fiscal 2013 increased 12.7% from the prior fiscal year. This increase was due to the revenue growth of both Pharmaceutical Distribution and Other.

We currently expect our revenue in fiscal 2014 to increase between 28% and 31%. Our expected growth rate is driven primarily by our new distribution contract with Walgreens, which became effective September 1, 2013. Fiscal 2014 will include eleven incremental months of brand drug distribution and the phase-in of generic drug distribution to Walgreens. We are also forecasting a modest increase in revenue from the implementation of the Affordable Care Act. Our future revenue growth will continue to be affected by various factors such as industry growth trends, including the likely increase in the number of generic drugs that will be available over the next few years as a result of the expiration of certain drug patents held by brand-name pharmaceutical manufacturers, general economic conditions in the United States, competition within the industry, customer consolidation, changes in pharmaceutical manufacturer pricing and distribution policies and practices, increased downward pressure on government and other third party reimbursement rates to our customers, and changes in Federal government rules and regulations.

Pharmaceutical Distribution Segment

The Pharmaceutical Distribution segment grew its revenue by 12.3% from the prior fiscal year. Intrasegment revenues between ABDC and ABSG have been eliminated in the presentation of total Pharmaceutical Distribution revenue. These revenues primarily consisted of ABSG sales directly to ABDC customer sites or ABSG sales to ABDC's facilities. Total intrasegment revenues were $3.4 billion and $2.6 billion in the fiscal years ended September 30, 2013 and 2012, respectively.

ABDC's revenue of $72.1 billion increased 14.1% from the prior fiscal year (before intrasegment eliminations). The increase in ABDC's revenue was primarily due to increased sales to Express Scripts of $7.5 billion and Walgreens of $2.9 billion in the fiscal year ended September 30, 2013. The increased sales were offset in part by the loss of a food and drug retail group purchasing organization ("GPO") customer, which resulted in a $1.7 billion decrease in revenue in the fiscal year ended September 30, 2013. Additionally, revenue was favorably impacted by an increase in brand-name pharmaceutical prices and was unfavorably impacted by an increase in the use of lower priced generic pharmaceuticals. The increased use of generic pharmaceuticals was the result of over 30 brand to generic conversions in fiscal 2012.

ABSG's revenue of $17.6 billion in fiscal 2013 increased 7.6% from the prior fiscal year (before intrasegment eliminations) primarily due to the growth in its blood products, vaccine, and physician office distribution businesses, and its third party logistics business. The physician office distribution business benefitted from increased sales of an ophthalmology drug in fiscal 2013. ABSG's revenue growth was partially offset by a decline in sales to community oncology practices. The majority of ABSG's revenue is generated from the distribution of pharmaceuticals to physicians who specialize in a variety of disease states, especially oncology. Community oncologists and other specialty physicians that administer drugs under Medicare Part B experienced declining reimbursement rates for specialty pharmaceutical drugs in fiscal 2013. As a result, some physician practices consolidated or sold their businesses to hospitals. Under federal sequestration legislation, Medicare physician reimbursement rates for Part B drugs were further reduced on April 1, 2013. While we service the needs of many hospitals, the continuing shift in this service channel has reduced oncology revenue. (Refer to item 1A. *Risk Factors* for a more detailed description of this business risk.) ABSG's business may continue to be adversely impacted in the future by changes in medical guidelines and the Medicare reimbursement rates for certain pharmaceuticals, especially oncology drugs administered by physicians and anemia drugs. Since ABSG provides a number of services to or through physicians, any changes affecting this service channel could result in additional revenue reductions.

A number of our contracts with customers or group purchasing organizations ("GPOs") are typically subject to expiration each year. We may lose a significant customer or GPO relationship if any existing contract with such customer or GPO expires without being extended, renewed, or replaced. During the fiscal year ended September 30, 2013, no significant contracts expired. Over the next twelve months, there are no significant contracts scheduled to expire.

Other

Revenue in Other increased $438.8 million from the prior fiscal year primarily due to the $271.1 million incremental revenue contributions from World Courier, which was acquired in April 2012.

Gross Profit

	Fiscal year ended September 30,		
(dollars in thousands)	**2013**	**2012**	**Change**
Pharmaceutical Distribution	$ 2,050,207	$ 2,363,261	-13.2%
Other	457,612	271,425	68.6%
Gross profit	$ 2,507,819	$ 2,634,686	-4.8%

Gross profit decreased 4.8%, or approximately $126.9 million, from the prior fiscal year.

Our cost of goods sold includes a last-in, first-out ("LIFO") provision that is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences. Due to the additional branded inventory that we were required to purchase to service the Walgreens contract, approximately $1.3 billion, and the impact the branded inventory had on our annual inflation index, as well as higher brand drug price inflation and lower generic drug price deflation, we recorded a LIFO charge of $277.0 million in the fiscal year ended September 30, 2013. In fiscal 2014, our LIFO charge will also be impacted by the Walgreens on-boarding.

Pharmaceutical Distribution gross profit decreased 13.2%, or approximately $313.1 million, from the prior fiscal year. Excluding the fiscal 2013 LIFO charge, Pharmaceutical Distribution gross profit decreased by $36.1 million in the fiscal year ended September 30, 2013. Excluding the fiscal 2013 LIFO charge, this decrease was primarily due to the lower gross profit related to the Express Scripts contract, the loss of a food and drug retail GPO customer, the lower number of generic launches, and the reduced contribution from sales of certain specialty oncology drugs. This decrease was offset, in part, by stronger price appreciation related to generic drugs and the growth of our non-oncology specialty distribution businesses. In the current fiscal year, we recognized a gain of $22.9 million from antitrust litigation settlements with pharmaceutical manufacturers, in comparison to a gain of $14.8 million in the prior fiscal year. These gains were recorded as reductions to cost of goods sold. We are unable to estimate future gains, if any, that we will recognize as a result of antitrust litigation settlements (see Note 13 of the Notes to Consolidated Financial Statements).

As a percentage of revenue, Pharmaceutical Distribution gross profit margin of 2.37% in the fiscal year ended September 30, 2013 decreased 70 basis points from the prior fiscal year. Excluding the fiscal 2013 LIFO charge, Pharmaceutical Distribution gross profit margin of 2.69% in the fiscal year ended September 30, 2013 decreased 38 basis points from the prior fiscal year. Excluding the fiscal 2013 LIFO charge, the Pharmaceutical Distribution gross profit margin decline in the fiscal year ended September 30, 2013 was primarily due to lower gross profit margin related to the current Express Scripts contract, the loss of a food and drug retail GPO customer, and competitive pressures on customer margins.

Gross profit in Other increased by $186.2 million in the fiscal year ended September 30, 2013. The increase in gross profit was primarily due to the $161.3 million incremental contributions made by our fiscal 2012 acquisition of World Courier. As a percentage of revenue, Other gross profit margin of 25.95% in the fiscal year ended September 30, 2013 increased from 20.49% in the prior fiscal year. This increase was primarily due to the gross profit contributions from our fiscal 2012 acquisition of World Courier.

Operating Expenses

	Fiscal year ended September 30,		
(dollars in thousands)	**2013**	**2012**	**Change**
Distribution, selling and administrative	$ 1,333,712	$ 1,152,556	15.7%
Depreciation and amortization	162,186	134,375	20.7%
Warrants	90,055	—	
Employee severance, litigation and other	23,467	44,140	-46.8%
Total operating expenses	$ 1,609,420	$ 1,331,071	20.9%

Distribution, selling and administrative expense in fiscal 2013 increased 15.7%, or approximately $181.2 million, from the prior fiscal year, primarily due to the incremental operating costs of our fiscal 2012 acquisition of World Courier and additional costs to support the on-boarding of our new distribution agreement with Walgreens.

Depreciation expense increased from the prior fiscal year due to our fiscal 2012 acquisition of World Courier and due to an increase in capital projects. Amortization expense increased from the prior fiscal year due to our fiscal 2012 acquisition of World Courier.

Warrant expense was $90.1 million in the fiscal year ended September 30, 2013. The Warrants were issued in March 2013 in connection with the agreements and arrangements that define our strategic relationship with Walgreens and Alliance Boots. Refer to the Critical Accounting Policies and Estimates — Warrants on page 29 for a more detailed description of the accounting for the Warrants. Future Warrant expense could fluctuate significantly.

Employee severance, litigation and other for the fiscal year ended September 30, 2013 included $23.0 million of deal-related transaction costs (primarily related to professional fees with respect to the Walgreens and Alliance Boots transaction) and $0.5 million of employee severance and facility closure costs.

In fiscal 2012, we introduced a number of initiatives, some of which were made possible as a result of efficiencies gained through our ERP implementation, to improve our operating efficiency across many of our businesses and certain administrative functions. In connection with these initiatives, we recorded $33.0 million of employee severance and other related costs. Other costs included an estimated $10.3 million liability to exit our participation in a multi-employer pension plan resulting from a ABDC distribution facility closure in fiscal 2013. In addition, we incurred $11.1 million of deal-related transaction costs in connection with business combinations.

As a percentage of revenue, operating expenses were 1.83% in fiscal 2013, an increase of 13 basis points from the prior fiscal year. This increase was primarily due to the Warrant expense and the addition of our fiscal 2012 World Courier acquisition, which has higher operating expenses as a percentage of revenue. For the Pharmaceutical Distribution segment, as a percentage of revenue, operating expenses were down 10 basis points from the prior fiscal year.

Operating Income

	Fiscal year ended September 30,		
(dollars in thousands)	**2013**	**2012**	**Change**
Pharmaceutical Distribution	$ 919,455	$ 1,275,636	-27.9%
Other	92,466	72,119	28.2%
Warrants	(90,055)	—	
Employee severance, litigation and other	(23,467)	(44,140)	-46.8%
Operating income	$ 898,399	$ 1,303,615	-31.1%

Segment operating income is evaluated before Warrant expense and employee severance, litigation and other.

Pharmaceutical Distribution operating income decreased 27.9%, or approximately $356.2 million from the prior fiscal year. Excluding the fiscal 2013 LIFO charge, Pharmaceutical Distribution operating income decreased 6.2%, or approximately $79.2 million from the prior fiscal year. Excluding the fiscal 2013 LIFO charge, as a percentage of revenue, Pharmaceutical Distribution operating income margin was 1.38% and 1.66% in fiscal 2013 and 2012, respectively. The 28 basis point decline in Pharmaceutical Distribution operating margin from the prior fiscal year was due to decreased contributions from generic launches, a shift in customer mix towards lower margin business in ABDC (most notably the Express Scripts contract), the loss of a food and drug retail GPO customer, and a decline in the operating margin of our oncology business.

Operating income in Other increased $20.3 million from the prior fiscal year due to the incremental contribution made by our fiscal 2012 World Courier acquisition and an increase in operating income from our ABCS businesses.

Interest expense, interest income, and the respective weighted average interest rates in fiscal 2013 and 2012 were as follows (in thousands):

	2013		2012	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Interest expense	$ 75,048	4.72%	$ 94,370	4.93%
Interest income	(1,151)	0.33%	(1,801)	0.22%
Interest expense, net	$ 73,897		$ 92,569	

Interest expense decreased from the prior fiscal year due to a decrease of $323.8 million in average borrowings, primarily due to the repayment of our $392 million, 5⅝% senior notes in September 2012, offset, in part, by the issuance of our $500 million 3½% senior notes in November 2011.

Our interest expense in future periods may vary significantly depending upon changes in net borrowings, interest rates, amendments to our current borrowing facilities, and strategic decisions to deploy our invested cash. We currently expect our interest expense to be higher in fiscal 2014 due to increased short-term borrowings to fund working capital needs associated with the on-boarding of the Walgreens business.

Income taxes in fiscal 2013 reflect an effective tax rate of 40.2%, compared to 37.4% in the prior fiscal year. Our effective tax rate is higher in fiscal 2013 because a portion of the Warrant expense is not tax deductible. Excluding the impact of Warrant expense, our effective tax rate in fiscal 2013 was 37.7%. Our future effective tax rate could fluctuate significantly depending upon the quarterly valuation of the Warrants for financial reporting purposes. Excluding the impact of Warrant expense, we expect that our effective tax rate in fiscal 2014 will be in the low 38% range.

Income from continuing operations of $493.4 million in the fiscal year ended September 30, 2013 decreased 35.2% from the prior fiscal year. Diluted earnings per share from continuing operations of $2.10 in the fiscal year ended September 30, 2013 decreased 29.1% from $2.96 in the prior fiscal year. Excluding the fiscal 2013 LIFO charge and Warrant expense, income from continuing operations was $739.5 million in the fiscal year ended September 30, 2013, a 2.9% decrease from the prior fiscal year. Diluted earnings per share from continuing operations, excluding the fiscal 2013 LIFO charge and Warrant expense, was $3.14 in the fiscal year ended September 30, 2013, a 6.1% increase from the prior fiscal year. Excluding the fiscal 2013 LIFO charge and Warrant expense, the percentage difference between the change in diluted earnings per share and the change in income from continuing operations for the fiscal year ended September 30, 2013 was due to the 8.4% reduction in weighted average common shares outstanding, primarily from purchases of our common stock in connection with our stock repurchase program (see Liquidity and Capital Resources), net of the impact of stock option exercises.

(Loss) income from discontinued operations, net of income taxes, for all periods presented includes the operating results of AndersonBrecon ("AB") and AmerisourceBergen Canada Corporation ("ABCC"). The loss before income taxes in the fiscal year ended September 30, 2013 includes an ABCC goodwill impairment charge and the loss on the sale of ABCC. This loss is net of a gain on the sale of AB.

Year ended September 30, 2012 compared with Year ended September 30, 2011

Revenue

	Fiscal year ended September 30,		
(dollars in thousands)	2012	2011	Change
Pharmaceutical Distribution	$ 76,940,544	$ 78,444,933	-1.9%
Other	1,324,744	302,012	338.6%
Intersegment eliminations	(184,482)	(51,286)	259.7%
Revenue	$ 78,080,806	$ 78,695,659	-0.8%

Revenue of $78.1 billion in fiscal 2012 decreased 0.8% from the prior fiscal year as ABDC's revenue declined 3%, and was partially offset by the 6% revenue increase of ABSG. Additionally, our fiscal 2012 acquisitions, with TheraCom and World Courier being the largest contributors, added 1% to our revenue growth in the fiscal year ended September 30, 2012.

Pharmaceutical Distribution Segment

ABDC's revenue decreased 3% from the prior fiscal year. The decline in ABDC's revenue was primarily due to the increase in use of lower priced generics, a reduction in chain customer revenue primarily due to the previously announced loss of one of our larger retail customers, the former Long's Drugs, which was acquired by a customer of one of our competitors and did not renew its contract prior to September 30, 2011, and lower sales to its largest customer. The decrease in revenue was partially offset by an increase in brand-name pharmaceutical prices.

ABSG's revenue of $16.4 billion in fiscal 2012 increased 6% from the prior fiscal year primarily due to growth in its third party logistics business and growth in its vaccine and physician office distribution business, which has benefited from sales of a new ophthalmology drug. ABSG's revenue growth was partially offset by a decline in sales of certain specialty oncology drugs.

Other

Revenue in Other increased $1.0 billion from the prior fiscal year primarily due to the $959.9 million contribution from our TheraCom and World Courier acquisitions.

Gross Profit

	Fiscal year ended September 30,		
(dollars in thousands)	**2012**	**2011**	**Change**
Pharmaceutical Distribution	$ 2,363,261	$ 2,357,949	0.2%
Other	271,425	101,028	168.7%
Gross profit	$ 2,634,686	$ 2,458,977	7.1%

Gross profit in fiscal 2012 increased $175.7 million from the prior fiscal year.

Our cost of goods sold includes a last-in, first-out ("LIFO") provision that is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences. We recorded a LIFO charge of $0.7 million and $34.7 million in fiscal 2012 and 2011, respectively. Our LIFO charge in fiscal 2012 was lower than the prior fiscal year charge due to higher brand inventory sales prior to the end of our fiscal year.

Pharmaceutical Distribution gross profit increased 0.2% or approximately $5.3 million from the prior fiscal year. This increase was due to the solid growth and profitability of our non-specialty generic programs and brand price increases, which were offset, in part, by the reduced contribution from the sales of certain specialty oncology drugs, and by competitive pressures on customer margins. As expected, in fiscal 2012, the gross profit contributions from the sales of Oxaliplatin, Gemcitabine, and Docetaxel (all generic oncology drugs) were approximately $132 million lower than the prior fiscal year. We had no sales of Oxaliplatin in fiscal 2012 until mid-August 2012 and; therefore, gross profit on the sale of Oxaliplatin was significantly lower than in fiscal 2011. In fiscal 2012, the gross profit decline from the above-mentioned three specialty generic drugs was partially offset by the gross profit contribution from over 30 ABDC brand to generic product conversions. In fiscal 2012, we recognized a gain of $14.8 million from antitrust litigation settlements with pharmaceutical manufacturers. This compared to a recognized gain of $2.1 million from antitrust litigation settlements with pharmaceutical manufacturers in the prior fiscal year. These gains were recorded as reductions to cost of goods sold. Additionally, in fiscal 2011, gross profit was impacted by a non-recurring $12 million benefit in connection with a customer being acquired by a third party.

As a percentage of revenue, Pharmaceutical Distribution gross profit margin of 3.07% in fiscal 2012 increased 6 basis points from the prior fiscal year. The gross profit margin increase was due to the solid growth and profitability of our non-specialty generic programs, which was partially offset by the decline in gross profit relating to the above mentioned specialty oncology generic drugs. Additionally, the gain on antitrust litigation settlements, as noted above, contributed 2 basis points to our gross profit margin in fiscal 2012.

Gross profit in Other increased by $170.4 million in fiscal 2012. The increase in gross profit was due to the contributions made by our fiscal 2012 acquisitions (primarily World Courier and TheraCom). As a percentage of revenue, Other gross profit margin of 20.49% in fiscal 2012 decreased from 33.45% in fiscal 2011. This decrease was primarily due to the lower gross profit margin of our fiscal 2012 acquisition of TheraCom.

Operating Expenses

(dollars in thousands)	Fiscal year ended September 30, 2012	2011	Change
Distribution, selling and administrative	$ 1,152,556	$ 1,138,022	1.3%
Depreciation and amortization	134,375	101,362	32.6%
Employee severance, litigation and other	44,140	23,567	87.3%
Intangible asset impairments	—	6,506	
Total operating expenses	$ 1,331,071	$ 1,269,457	4.9%

Distribution, selling and administrative expense in fiscal 2012 increased 1.3% due to the operating costs of our recently acquired companies and was partially offset by a reduction in consulting expenses within our Pharmaceutical Distribution segment and a decrease in our bad debt expense.

Depreciation expense increased from the prior fiscal year primarily due to the implementation of our new ERP system. Amortization expense increased from the prior fiscal year primarily due to the newly acquired intangible assets resulting from the TheraCom and World Courier acquisitions.

In fiscal 2012, we introduced a number of initiatives, some of which were made possible as a result of efficiencies gained through our ERP implementation, to improve our operating efficiency across many of our businesses and certain administrative functions. In connection with these initiatives, we recorded $33.0 million of severance and other related costs. Other costs included an estimated $10.3 million liability to exit our participation in a multi-employer pension plan resulting from a planned ABDC distribution facility closure in fiscal 2013. In addition, we incurred $11.1 million of acquisition costs related to business combinations.

In fiscal 2011, we introduced our Energiz program, which encompassed a number of initiatives to maximize salesforce productivity, improve customer contractual compliance, and drive efficiency by linking our information technology capabilities more effectively with our operations. Employee severance, litigation and other for fiscal 2011 included employee severance costs of $4.4 million related to our Energiz program, a $16.0 million charge related to the preliminary settlement of a qui tam legal matter and $3.2 million of acquisition costs related to business combinations.

We incurred a $6.5 million charge related to intangible asset impairments in fiscal 2011.

As a percentage of revenue, operating expenses were 1.70% in fiscal 2012, up 9 basis points from the prior fiscal year. This was primarily due to our recent acquisitions. For the Pharmaceutical Distribution segment, as a percentage of revenue, operating expenses were down 9 basis points from the prior fiscal year.

Operating Income

(dollars in thousands)	Fiscal year ended September 30, 2012	2011	Change
Pharmaceutical Distribution	$ 1,275,636	$ 1,184,673	7.7%
Other	72,119	28,414	153.8%
Employee severance, litigation and other	(44,140)	(23,567)	87.3%
Operating income	$ 1,303,615	$ 1,189,520	9.6%

Segment operating income is evaluated before employee severance, litigation and other.

Pharmaceutical Distribution operating income increased $91.0 million from the prior fiscal year due to the decrease in its operating expenses, offset in part by a decrease in its gross profit. Operating income in Other increased $43.7 million from the prior fiscal year primarily due to the $24.6 million of contributions made by our recent acquisitions, primarily World Courier and TheraCom.

The net impact of the gain on antitrust litigation settlements, the costs relating to employee severance, litigation and other, and the asset impairments was to decrease operating income as a percentage of revenue by 4 basis points in both fiscal 2012 and 2011.

Other income of $5.8 million in fiscal 2012 and $4.6 million in fiscal 2011 primarily related to a gain resulting from payments received in excess of amounts accrued on a note receivable relating to a prior business disposition.

Interest expense, interest income, and their respective weighted average interest rates in fiscal 2012 and 2011 were as follows (in thousands):

	2012		2011	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Interest expense	$ 94,370	4.93%	$ 78,329	5.34%
Interest income	(1,801)	0.22%	(2,181)	0.19%
Interest expense, net	$ 92,569		$ 76,148	

Interest expense increased from the prior fiscal year due to an increase of $389.8 million in average borrowings, primarily due to the November 2011 issuance of our new $500 million 3½% senior notes due 2021. In addition, interest costs capitalized related to our Business Transformation project of $0.5 million and $3.4 million in fiscal 2012 and 2011, respectively had the effect of reducing interest expense for those periods. Our average invested cash was $1.5 billion during both fiscal 2012 and 2011. Despite the similar levels of average cash, interest income was lower in fiscal 2012 due to an increase in the amount of cash held in non-interest bearing cash accounts. Cash held in these accounts partially offset bank fees.

Income taxes in fiscal 2012 reflect an effective tax rate of 37.4%, compared to 37.6% in the prior fiscal year.

Income from continuing operations of $761.4 million in fiscal 2012 increased 9% from the prior fiscal year due to the increase in operating income and was offset in part by the increases in interest expense and income taxes. Diluted earnings per share from continuing operations of $2.96 in fiscal 2012 increased 18% from $2.51 per share in the prior fiscal year. The difference between diluted earnings per share growth and the increase in income from continuing operations was primarily due to the 8% reduction in weighted average common shares outstanding, primarily from purchases of our common stock in connection with our stock repurchase program (see Liquidity and Capital Resources), net of the impact of stock option exercises.

(Loss) income from discontinued operations, net of income taxes, of $(42.4) million and $9.1 million, represents the operating results of AndersonBrecon and ABCC in both fiscal 2012 and 2011, respectively.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies which involve accounting estimates and assumptions that can have a material impact on our financial position and results of operations and require the use of complex and subjective estimates based upon past experience and management's judgment. Actual results may differ from these estimates due to uncertainties inherent in such estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions. For a complete list of significant accounting policies, see Note 1 of Notes to the Consolidated Financial Statements.

Allowance for Doubtful Accounts

Trade receivables are primarily comprised of amounts owed to us for our pharmaceutical distribution and services activities and are presented net of an allowance for doubtful accounts and a reserve for customer sales returns. In determining the appropriate allowance for doubtful accounts, we consider a combination of factors, such as the aging of trade receivables, industry trends, and our customers' financial strength, credit standing, and payment and default history. Changes in the aforementioned factors, among others, may lead to adjustments in our allowance for doubtful accounts. The calculation of the required allowance requires judgment by our management as to the impact of these and other factors on the ultimate realization of our trade receivables. Each of our business units performs ongoing credit evaluations of its customers' financial condition and maintains reserves for probable bad debt losses based on historical experience and for specific credit problems when they arise. We write off balances against the reserves when collectability is deemed remote. Each business unit performs formal documented reviews of the allowance at least quarterly and our largest business units perform such reviews monthly. There were no significant changes to this process during the fiscal years ended September 30, 2013, 2012, and 2011 and bad debt expense was computed in a consistent manner during these periods. The bad debt expense for any period presented is equal to the changes in the period end allowance for doubtful accounts, net of write-offs, recoveries and other adjustments. Schedule II of this Form 10-K sets forth a rollforward of the allowance for doubtful accounts.

Bad debt expense for the fiscal years ended September 30, 2013, 2012, and 2011 was $20.1 million, $23.1 million, and $37.9 million, respectively. An increase or decrease of 0.1% in the 2013 allowance as a percentage of trade receivables would result in an increase or decrease in the provision on accounts receivable of approximately $6.1 million.

Supplier Reserves

We establish reserves against amounts due from our suppliers relating to various price and rebate incentives, including deductions or billings taken against payments otherwise due to them. These reserve estimates are established based on the judgment of management after carefully considering the status of current outstanding claims, historical experience with the suppliers, the specific incentive programs and any other pertinent information available to us. We evaluate the amounts due from our suppliers on a continual basis and adjust the reserve estimates when appropriate based on changes in factual circumstances. An increase or decrease of 0.1% in the 2013 supplier reserve balances as a percentage of trade payables would result in an increase or decrease in cost of goods sold by approximately $13.3 million. The ultimate outcome of any outstanding claim may be different from our estimate.

Loss Contingencies

In the ordinary course of business, we become involved in lawsuits, administrative proceedings, government subpoenas, and government investigations, including antitrust, commercial, environmental, product liability, intellectual property, regulatory, employment discrimination, and other matters. Significant damages or penalties may be sought in some matters, and some matters may require years to resolve. We record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. We also perform an assessment of the materiality of loss contingencies where a loss is either not probable or it is reasonably possible that a loss could be incurred in excess of amounts accrued. If a loss or an additional loss has at least a reasonable possibility of occurring and the impact on the financial statements would be material, we provide disclosure of the loss contingency in the footnotes to our financial statements. We review all contingencies at least quarterly to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or the range of the loss can be made.

Merchandise Inventories

Inventories are stated at the lower of cost or market. Cost for approximately 83% and 82% of our inventories at September 30, 2013 and 2012, respectively, has been determined using the last-in, first-out ("LIFO") method. If we had used the first-in, first-out ("FIFO") method of inventory valuation, which approximates current replacement cost, inventories would have been approximately $533.7 million and $256.7 million higher than the amounts reported at September 30, 2013 and 2012, respectively. We recorded a LIFO charge of $277.0 million, $0.7 million, and $34.7 million in fiscal 2013, 2012, and 2011 respectively. The annual LIFO provision is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences, many of which are difficult to predict. Our LIFO charge in fiscal 2013 was significant due to the additional branded inventory we were required to purchase for the new Walgreens distribution contract and the impact the branded inventory had on our annual inflation index as well as higher brand drug price inflation and lower generic drug price deflation. In fiscal 2014, our LIFO charge will also be impacted by the Walgreens on-boarding.

Business Combinations

The purchase price of an acquired company, including the fair value of any contingent consideration, is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. We engage third party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant judgments, estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from and economic lives of customer relationships, trade names, existing technology, and other intangible assets; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual events.

Goodwill and Intangible Assets

Goodwill and other intangible assets with indefinite lives, primarily trademarks and trade names, are not amortized; rather, they are tested for impairment at least annually. For the purpose of these impairment tests, we can elect to perform a qualitative analysis to determine if it is more likely than not that the fair values of its reporting units and indefinite lived intangible assets are less than the respective carrying values of those reporting units and indefinite lived intangible assets. We elected to bypass performing the qualitative screen and went directly to performing the first step quantitative analysis of the goodwill and indefinite lived intangible asset impairment tests in the current year. We may elect to perform the qualitative analysis in future periods.

The first step in the quantitative process for the goodwill impairment test is to compare the carrying amount of the reporting unit's net assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further evaluation is required and no impairment loss is recognized. If the carrying amount exceeds the fair value, then the second step must be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill. We would be required to record any such impairment losses.

We identify our reporting units at the operating segment level. Generally, goodwill arises from acquisitions of specific operating companies and is assigned to the reporting unit in which a particular operating company resides.

We utilize a combination of income and market-based approaches to valuation for its reporting units. The income approach to valuation relies on a discounted cash flow analysis to determine the fair value of each reporting unit, which considers forecasted cash flows discounted at an appropriate discount rate. We believe that market participants would use a discounted cash flow analysis to determine the fair value of its reporting units in a sale transaction. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of revenue growth, operating margins, depreciation, amortization and working capital requirements, which are based upon our long-range plan. The discount rate is an estimate of the overall after-tax rate of return required by a market participant whose weighted average cost of capital includes both equity and debt, including a risk premium. While we use the best available information to prepare our cash flow and discount rate assumptions, actual future cash flows or market conditions could differ significantly resulting in future impairment charges related to recorded goodwill balances. While there are always changes in assumptions to reflect changing business and market conditions, our overall methodology and the population of assumptions used have remained unchanged.

The impairment test for indefinite-lived intangibles other than goodwill (primarily trademarks and trade names) consists of a comparison of the fair value of the indefinite-lived intangible asset to the carrying value of the asset as of the impairment testing date. We estimate the fair value of our indefinite-lived intangibles using the relief from royalty method. We believe the relief from royalty method is a widely used valuation technique for such assets. The fair value derived from the relief from royalty method is measured as the discounted cash flow savings realized from owning such trademarks and trade names and not having to pay a royalty for their use.

We completed our required annual impairment tests relating to goodwill and other intangible assets with indefinite lives in the fourth quarter of fiscal 2013, 2012, and 2011, and, as a result, recorded $6.5 million of impairment charges in fiscal 2011.

Share-Based Compensation

We utilize a binomial option pricing model to determine the fair value of share-based compensation expense, which involves the use of several assumptions, including expected term of the option, expected volatility, risk-free interest rate, dividend yield, and forfeiture rate. The expected term of options represents the period of time that the options granted are expected to be outstanding and is based on historical experience. Expected volatility is based on historical volatility of our common stock as well as other factors, such as implied volatility.

Warrants

We account for the Warrants issued to Walgreens and Alliance Boots in accordance with the guidance for equity-based payments to non-employees. The various agreements and arrangements with Walgreens and Alliance Boots established various performance commitments that they must satisfy during the vesting periods of the Warrants, and if not fulfilled, we have the right to cancel the Warrants. Using a binomial lattice model approach, the fair value of the Warrants was initially measured at the date of issuance, and is being expensed over the three and four year vesting periods as an operating expense. The fair value of the Warrants are re-measured at the end of each quarterly reporting period, and an adjustment is recorded in the statement of operations to record the impact as if the newly measured fair value of the awards had been used in recognizing expense starting when the awards were originally issued and through the remeasurement date. In total, the Warrants were valued at $572.0 million as of September 30, 2013. The valuation of the Warrants considers our common stock price and various assumptions, such as the volatility of our common stock, the expected remaining life of the Warrants, the expected dividend yield, and the risk-free interest rate. As a result, future Warrant expense could fluctuate significantly.

A portion of the Warrant expense is not tax deductible; therefore, our future effective income tax rate could fluctuate significantly depending on the valuation of the Warrants for financial reporting purposes.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and uncertain tax positions reflect management's assessment of estimated future taxes to be paid on items in the financial statements. Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes.

We have established a valuation allowance against certain deferred tax assets for which the ultimate realization of future benefits is uncertain. Expiring carryforwards and the required valuation allowances are adjusted annually. After application of the valuation allowances described above, we anticipate that no limitations will apply with respect to utilization of any of the other deferred income tax assets described above.

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

We believe that our estimates for the valuation allowances against deferred tax assets and the amount of benefits recognized in our financial statements for uncertain tax positions are appropriate based on current facts and circumstances. However, others applying reasonable judgment to the same facts and circumstances could develop a different estimate and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

The significant assumptions and estimates described in the preceding paragraphs are important contributors to the ultimate effective tax rate in each year. If any of our assumptions or estimates were to change, an increase or decrease in our effective tax rate by 1% on income from continuing operations before income taxes would have caused income tax expense to change by $8.2 million in fiscal 2013.

Liquidity and Capital Resources

The following table illustrates our debt structure at September 30, 2013, including availability under the multi-currency revolving credit facility, the receivables securitization facility, and the revolving credit note (in thousands):

	Outstanding Balance	Additional Availability
Fixed-Rate Debt:		
$500,000, 5⅞% senior notes due 2015	$ 499,377	$ —
$400,000, 4⅞% senior notes due 2019	397,803	—
$500,000, 3½% senior notes due 2021	499,426	—
Total fixed-rate debt	1,396,606	—
Variable-Rate Debt:		
Multi-currency revolving credit facility due 2018	—	1,399,962
Receivables securitization facility due 2016	—	950,000
Revolving credit note	—	45,000
Total variable-rate debt	—	2,394,962
Total debt	$ 1,396,606	$ 2,394,962

Along with our cash balances, our aggregate availability under our multi-currency revolving credit facility, our receivables securitization facility, and the revolving credit note provides us sufficient sources of capital to fund our working capital requirements.

We have a $1.4 billion multi-currency senior unsecured revolving credit facility, which is scheduled to expire in July 2018, (the "Multi-Currency Revolving Credit Facility") with a syndicate of lenders. Interest on borrowings under the Multi-Currency Revolving Credit Facility accrues at specified rates based on our debt rating and ranges from 68 basis points to 130 basis points over LIBOR/EURIBOR/Bankers Acceptance Stamping Fee, as applicable (90 basis points over LIBOR/EURIBOR/Bankers Acceptance Stamping Fee at September 30, 2013). Additionally, interest on borrowings denominated in Canadian dollars may accrue at the greater of the Canadian prime rate or the CDOR rate. We pay facility fees to maintain the availability under the Multi-Currency Revolving Credit Facility at specified rates based on our debt rating, ranging from 7 basis points to 20 basis points, annually, of the total commitment (10 basis points at September 30, 2013). We may choose to repay or reduce our commitments under the Multi-Currency Revolving Credit Facility at any time. The Multi-Currency Revolving Credit Facility contains covenants, including compliance with a financial leverage ratio test, as well as others that impose limitations on, among other things, indebtedness of excluded subsidiaries and asset sales, with which we are compliant as of September 30, 2013.

We have a commercial paper program whereby we may, from time to time, issue short-term promissory notes in an aggregate amount of up to $700 million at any one time. Amounts available under the program may be borrowed, repaid, and re-borrowed from time to time. The maturities on the notes will vary, but may not exceed 365 days from the date of issuance. The notes will bear interest rates, if interest bearing, or will be sold at a discount from their face amounts. The commercial paper program does not increase our borrowing capacity as it is fully backed by our Multi-Currency Revolving Credit Facility. There were no borrowings outstanding under our commercial paper program at September 30, 2013.

We have a $950 million receivables securitization facility ("Receivables Securitization Facility"), which is scheduled to expire in June 2016. We have available to us an accordion feature whereby the commitment on the Receivables Securitization Facility may be increased by up to $250 million, subject to lender approval, for seasonal needs during the December and March quarters. Interest rates are currently based on prevailing market rates for short-term commercial paper or LIBOR plus a program fee of 75 basis points. We currently pay an unused fee of 40 basis points, annually, to maintain the availability under the Receivables Securitization Facility. At September 30, 2013, there were no borrowings outstanding under the Receivables Securitization Facility, which contains similar covenants to the Multi-Currency Revolving Credit Facility.

In connection with the Receivables Securitization Facility, ABDC sells on a revolving basis certain accounts receivable to Amerisource Receivables Financial Corporation, a wholly owned special purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. ABDC is the servicer of the accounts receivable under the Receivables Securitization Facility. After the maximum limit of receivables sold has been reached and as sold receivables are collected, additional receivables may be sold up to the maximum amount available under the facility. We use the facility as a financing vehicle because it generally offers an attractive interest rate relative to other financing sources.

We have an uncommitted, unsecured line of credit available to us pursuant to a revolving credit note ("Revolving Credit Note") for an aggregate principal amount not to exceed $45 million. The Revolving Credit Note provides us with the ability to request short-term unsecured revolving credit loans from time to time in a principal amount not to exceed $45 million at any time outstanding.

We have $500 million of 5⅞% senior notes due September 15, 2015 (the "2015 Notes"), $400 million of 4⅞% senior notes due November 15, 2019 (the "2019 Notes"), and $500 million of 3½% senior notes due November 15, 2021 (the "2021 Notes"). The 2015 Notes were sold at 99.5% of the principal amount and have an effective yield of 5.94%. The 2019 Notes were sold in November 2009 at 99.174% of the principal amount and have an effective yield of 4.98%. The 2021 Notes were sold in November 2011 at 99.858% of the principal amount and have an effective yield of 3.52%. Interest on the 2015 Notes, the 2019 Notes and the 2021 Notes is payable semiannually in arrears. All of the senior notes rank pari passu to the Multi-Currency Revolving Credit Facility.

Our operating results have generated cash flow, which, together with availability under our debt agreements and credit terms from suppliers, has provided sufficient capital resources to finance working capital and cash operating requirements, and to fund capital expenditures, acquisitions, repayment of debt, the payment of interest on outstanding debt, dividends, and repurchases of shares of our common stock.

Our primary ongoing cash requirements will be to finance working capital, fund the repayment of debt, fund the payment of interest on debt, fund repurchases of our common stock, fund the payment of dividends, finance acquisitions, and fund capital expenditures and routine growth and expansion through new business opportunities. In May 2012, our board of directors approved a program allowing us to purchase up to $750 million shares of our common stock, subject to market conditions. During the quarter ended December 31, 2012, we purchased $96.9 million of our common stock to complete our authorization under this $750 million share repurchase program. In November 2012, our board of directors approved a program allowing us to purchase up to $750 million shares of our common stock, subject to market conditions. During the fiscal year ended September 30, 2013, we purchased $387.0 million of our common stock under the share repurchase program. As of September 30, 2013, we had $363.0 million of availability remaining on the $750 million share repurchase program. On August 8, 2013, our board of directors approved a new program allowing us to purchase up to $750 million additional shares of our common stock, subject to market conditions. We currently expect to purchase approximately $500 million of our common stock in fiscal 2014, subject to market conditions. Future cash flows from operations and borrowings are expected to be sufficient to fund our ongoing cash requirements.

If Walgreens and/or Alliance Boots exercise their rights to purchase our common stock pursuant to the Warrants that we issued to them, the future issuances of shares of our common stock upon exercise of the Warrants will dilute the ownership interests of our then-existing stockholders and could adversely affect the market price of our common stock. We intend to mitigate the potentially dilutive effect that exercise of the Warrants could have by hedging a portion of our future obligation to deliver common stock with a financial institution and repurchasing additional shares of our common stock for our own account over time. In June 2013, we commenced our hedging strategy by entering into a contract with a financial institution pursuant to which it will execute a series of issuer capped call transactions ("Capped Calls"). The Capped Calls give us the right to buy approximately 60% of the shares of our common stock subject to the Warrants at specified prices at maturity, should the Warrants be exercised in 2016 and 2017 and assuming our future share price does not exceed the Capped Call limits. If our future share price at the exercise dates is lower than we expect, then our use of capital for the purchase of the Capped Calls would be ineffective. To the extent the Capped Calls do not mitigate the dilutive effect of the Warrants, we intend to consider repurchasing additional shares of our common stock. The amount of dilution that we would be able to mitigate will depend on the relative costs and benefits of such a transaction, considering factors such as: our financial performance, the current and future share price of our common stock, our expected cash flows, competing priorities for capital, and overall market conditions.

As of September 30, 2013, we purchased Capped Calls on 15.3 million shares of our common stock for a total premium of $163.4 million, of which $157.3 million was paid as of September 30, 2013 and the remainder is accrued as of that date. We believe that we have sufficient capital resources to fund the remaining cost of the hedge strategy.

Deterioration in general economic conditions could adversely affect the amount of prescriptions that are filled and the amount of pharmaceutical products purchased by consumers and, therefore, could reduce purchases by our customers. In addition, volatility in financial markets may also negatively impact our customers' ability to obtain credit to finance their businesses on acceptable terms. Reduced purchases by our customers or changes in the ability of our customers to remit payments to us could adversely affect our revenue growth, our profitability, and our cash flow from operations.

Following is a summary of our contractual obligations for future principal and interest payments on our debt, minimum rental payments on our noncancelable operating leases and minimum payments on our other commitments at September 30, 2013 (in thousands):

	Payments Due by Period				
	Total	**Within 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Debt, including interest payments	$ 1,734,250	$ 66,375	$ 603,375	$ 74,000	$ 990,500
Operating leases	284,018	54,506	91,545	61,995	75,972
Other commitments	102,694	67,553	34,995	146	—
Total	$ 2,120,962	$ 188,434	$ 729,915	$ 136,141	$ 1,066,472

We have commitments to purchase product from influenza vaccine manufacturers through the 2014/2015 flu season. We are required to purchase doses at prices that we believe will represent market prices. We currently estimate our remaining purchase commitment under these agreements will be approximately $36.9 million as of September 30, 2013, of which $28.5 million represents our commitment in fiscal 2014. These influenza vaccine commitments are included in "Other commitments" in the above table.

We have outsourced to IBM Global Services ("IBM") a significant portion of our corporate and ABDC information technology activities. The remaining commitment under our 10-year arrangement, as amended, which expires in June 2015, is approximately $54.1 million as of September 30, 2013, of which $31.3 million represents our commitment in fiscal 2014, and is included in "Other commitments" in the above table.

Our liability for uncertain tax positions was $55.4 million (including interest and penalties) as of September 30, 2013. This liability represents an estimate of tax positions that we have taken in our tax returns which may ultimately not be sustained upon examination by taxing authorities. Since the amount and timing of any future cash settlements cannot be predicted with reasonable certainty, the estimated liability has been excluded from the above contractual obligations table.

During fiscal 2013, our operating activities provided $788.1 million of cash in comparison to cash provided of $1,305.4 million in the prior fiscal year. Cash provided by operations in fiscal 2013 was principally the result of income from continuing operations of $493.4 million, an increase in accounts payable, accrued expenses and income taxes of $3,818.3 million and non-cash items of $346.5 million, offset, in part, by an increase in accounts receivable of $2,312.5 million and an increase in merchandise inventories of $1,486.6 million. Accounts receivable increased from September 30, 2012 as the result of increased volume associated with our current Express Scripts and Walgreens contracts. Additionally, while the payment terms in the current Express Scripts contract are favorable, they are less favorable than the payment terms in the previous Medco contract. As a result, there was a negative impact on our working capital in fiscal 2013. We also increased our merchandise inventories at September 30, 2013 to support the increased volume due to the current Express Scripts and Walgreens contracts. The $3,818.3 million increase in accounts payable, accrued expenses and income taxes was primarily driven by the increase in business volume and the timing of inventory purchases made and the related payments to our suppliers.

We use days sales outstanding, days inventory on hand, and days payable outstanding to evaluate our working capital performance. The increase in days sales outstanding from the prior fiscal year reflects the payment terms under the current Express Scripts contract.

	Fiscal year ended September 30,		
	2013	**2012**	**2011**
Days sales outstanding	18.9	18.0	16.9
Days inventory on-hand	26.6	25.6	24.3
Days payable outstanding	44.4	42.8	39.4

Our cash flows from operating activities can vary significantly from period to period based on fluctuations in our period end working capital. The on-boarding of the Walgreens business in September 2013 had a negative impact on our cash flow from operating activities and on our working capital in the amount of approximately $500 million. However, we benefitted in fiscal 2013 from certain inventory purchases in the fourth quarter having extended payment terms relating to our Walgreens contract, which will negatively impact the cash flow in the first quarter of fiscal 2014. Operating cash uses during fiscal 2013 included $68.5 million of interest payments and $313.7 million of income tax payments, net of refunds.

During fiscal 2012, our operating activities provided $1,305.4 million of cash in comparison to cash provided of $1,167.9 million in fiscal 2011. Cash provided by operations in fiscal 2012 was principally the result of income from continuing operations of $761.4 million, an increase in accounts payable, accrued expenses and income taxes of $416.1 million and non-cash items of $241.6 million, offset, in part, by an increase in merchandise inventories of $116.2 million. Non-cash items included the provision for deferred income taxes of $61.3 million, which represented a $133.5 million decline from fiscal 2011. Deferred income taxes were significantly higher in fiscal 2011 due to the larger income tax deductions associated with merchandise inventories and tax bonus depreciation resulting from our Business Transformation capital expenditures. The $416.1 million increase in accounts payable, accrued expenses and income taxes was primarily driven by the timing of inventory purchases made and the related payments to our suppliers. Merchandise inventories increased $116.2 million from the September 30, 2011 balance due to the timing of inventory purchases.

Capital expenditures in fiscal 2013, 2012, and 2011 were $202.5 million, $133.3 million, and $156.1 million, respectively. Significant capital expenditures in fiscal 2013 included the purchase of one of our leased distribution facilities, technology initiatives including costs related to the further development of our ERP system, technology-related costs to on-board the incremental Walgreens' distribution volume, and expansion costs related to one of ABDC's facilities. Our most significant capital expenditures in fiscal 2012 and 2011 related principally to our Business Transformation project, which included a new ERP system for our corporate office and for our ABDC operations. Significant capital expenditures in fiscal 2012 also included ABDC and ABCS facility expansions and improvements. Other capital expenditures in fiscal 2012 and 2011 included ABDC purchases of machinery and equipment, which were previously sold to financial institutions and leased back by us, and other technology initiatives.

We currently expect to spend approximately $300 million for capital expenditures during fiscal 2014. Several of the larger 2014 capital expenditures include the replacement of a distribution center, the creation of a national distribution center, the implementation of track-and-trace authentication technology, and information system investments to support increased order volume and future growth.

In May 2013, we divested AB and received $306.5 million of cash, net of a working capital adjustment, and divested ABCC and received $23.5 million of cash. The ABCC divestiture continues to be subject to a final purchase price working capital adjustment.

In April 2012, we acquired World Courier for a purchase price of $518.0 million, net of a working capital adjustment. In November 2011, we acquired TheraCom for a purchase price of $257.2 million, net of a working capital adjustment. Additionally, in fiscal 2012, we finalized working capital adjustments relating to our September 2011 acquisitions of IntrinsiQ, LLC ("IntrinsiQ") and Premier Source ("Premier"), totaling $0.5 million, net.

In September 2011, we acquired IntrinsiQ for a purchase price of $34.3 million, net of a working capital adjustment. Additionally, in September 2011, we acquired Premier for a purchase price of $11.1 million, net of cash acquired.

Net cash used in financing activities in fiscal 2013, 2012, and 2011, included the purchase of $484.2 million, $1,162.2 million, and $840.6 million, respectively, of our common stock in connection with our share repurchase programs.

During the fiscal year ended September 30, 2013, we paid $157.3 million to purchase Capped Calls to hedge the potential dilution associated with the Warrants upon their exercise.

Fiscal 2012 included $499.3 million of proceeds received related to the November 2011 issuance of our 2021 Notes and the repayments of $392.3 million of senior notes due September 15, 2012 and $55 million due under a terminated credit facility.

Our board of directors approved the following quarterly dividend increases:

Dividend Increases

	Per Share		
Date	**New Rate**	**Old Rate**	**% Increase**
November 2010	$0.100	$0.080	25%
May 2011	$0.115	$0.100	15%
November 2011	$0.130	$0.115	13%
November 2012	$0.210	$0.130	62%
November 2013	$0.235	$0.210	12%

We anticipate that we will continue to pay quarterly cash dividends in the future. However, the payment and amount of future dividends remain within the discretion of our board of directors and will depend upon our future earnings, financial condition, capital requirements and other factors.

Market Risk

We have market risk exposure to interest rate fluctuations relating to our debt. We manage interest rate risk by using a combination of fixed-rate and variable-rate debt. At September 30, 2013, we had no variable rate debt outstanding. The amount of variable-rate debt fluctuates during the year based on our working capital requirements. We periodically evaluate financial instruments to manage our exposure to fixed and variable interest rates. However, there are no assurances that such instruments will be available in the combinations we want and on terms acceptable to us. There were no such financial instruments in effect at September 30, 2013.

We also have market risk exposure to interest rate fluctuations relating to our cash and cash equivalents. We had $1.2 billion in cash and cash equivalents at September 30, 2013, none of which was invested in money market accounts at financial institutions. The unfavorable impact of a hypothetical decrease in interest rates on cash and cash equivalents would be partially offset by the favorable impact of such a decrease on variable-rate debt. For every $100 million of cash invested that is in excess of variable-rate debt, a 10 basis point decrease in interest rates would increase our annual net interest expense by $0.1 million.

We are exposed to foreign currency and exchange rate risk from our non-U.S. operations. Our largest exposure to foreign exchange rates exists primarily with the Canadian Dollar, the Euro, and the U.K. Pound Sterling. We may utilize foreign currency denominated forward contracts to hedge against changes in foreign exchange rates. We may use derivative instruments to hedge our foreign currency exposure, but not for speculative or trading purposes. As of September 30, 2013, we had one foreign currency denominated contract outstanding that hedges the foreign currency exchange risk of a C$50.0 million note that we received in conjunction with the sale of ABCC.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and elsewhere in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "expect," "likely," "outlook," "forecast," "would," "could," "should," "can," "will," "project," "intend," "plan," "continue," "sustain," "synergy," "on track," "believe," "seek," "estimate," "anticipate," "may," "possible," "assume," variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and change in circumstances. These statements are not guarantees of future performance and are based on assumptions that could prove incorrect or could cause actual results to vary materially from those indicated. Among the factors that could cause actual results to differ materially from those projected, anticipated, or implied are the following: changes in pharmaceutical market growth rates; the loss of one or more key customer or supplier relationships; the retention of key customer or supplier relationships under less favorable economics; changes in customer mix; customer delinquencies, defaults or insolvencies; supplier defaults or insolvencies; changes in branded and/or generic pharmaceutical manufacturers' pricing and distribution policies or practices; adverse resolution of any contract or other dispute with customers or suppliers; federal and state government enforcement initiatives to detect and prevent suspicious orders of controlled substances and the diversion of controlled substances, federal and state prosecution of alleged violations of related laws and regulations, and any related litigation, including shareholder derivative lawsuits; qui tam litigation for alleged violations of fraud and abuse laws and regulations and/or any other laws and regulations governing the marketing, sale, purchase and/or dispensing of pharmaceutical products or services and any related litigation, including shareholder derivative lawsuits; changes in federal and state legislation or regulatory action affecting pharmaceutical product pricing or reimbursement policies, including under Medicaid and Medicare, and the effect of such changes on our customers; changes in regulatory or clinical medical guidelines and/or labeling for the pharmaceutical products we distribute, including certain anemia products; price inflation in branded pharmaceuticals and price deflation in generics; greater or less than anticipated benefit from launches of the generic versions of previously patented pharmaceutical products; significant breakdown or interruption of our information technology systems; our inability to realize the anticipated benefits of the implementation of an enterprise resource planning (ERP) system; interest rate and foreign currency exchange rate fluctuations; risks associated with international business operations, including non-compliance with the U.S. Foreign Corrupt Practices Act, anti-bribery laws and economic sanctions and import laws and regulations; economic, business, competitive and/or regulatory developments outside of the United States; risks associated with the strategic, long-term relationship among Walgreen Co., Alliance Boots GmbH, and AmerisourceBergen, the occurrence of any event, change or other circumstance that could give rise to the termination, cross-termination or modification of any of the transaction documents among the parties (including, among others, the distribution agreement or the generics agreement), an impact on our earnings per share resulting from the issuance of the Warrants, an inability to realize anticipated benefits (including benefits resulting from participation in the Walgreens Boots Alliance Development GmbH joint venture), the disruption of AmerisourceBergen's cash flow and ability to return value to its stockholders in accordance with its past practices, disruption of or changes in vendor, payer and customer relationships and terms, and the reduction of AmerisourceBergen's operational, strategic or financial flexibility; the acquisition of businesses that do not perform as we expect or that are difficult for us to integrate or control; our inability to successfully complete any other transaction that we may wish to pursue from time to time; changes in tax laws or legislative initiatives that could adversely affect our tax positions and/or our tax liabilities or adverse resolution of challenges to our tax positions; increased costs of maintaining, or reductions in our ability to maintain, adequate liquidity and financing sources; volatility and deterioration of the capital and credit markets; natural disasters or other unexpected events that affect our operations; and other economic, business, competitive, legal, tax, regulatory and/or operational factors affecting our business generally. Certain additional factors that management believes could cause actual outcomes and results to differ materially from those described in forward-looking statements are set forth elsewhere in this MD&A, in Item 1A (Risk Factors), Item 1 (Business) and elsewhere in this report.

ITEM 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

The Company's most significant market risks are the effects of changing interest rates and foreign currency risk. See discussion on page 33 under the heading "Market Risk," which is incorporated by reference herein.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of AmerisourceBergen Corporation

We have audited the accompanying consolidated balance sheets of AmerisourceBergen Corporation and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmerisourceBergen Corporation and subsidiaries at September 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), internal control over financial reporting of AmerisourceBergen Corporation and subsidiaries as of September 30, 2013, based on criteria established in Internal Control-Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
November 26, 2013

AMERISOURCEBERGEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2013	September 30, 2012
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,231,006	$ 1,066,608
Accounts receivable, less allowances for returns and doubtful accounts: 2013 — $358,161; 2012 — $338,245	6,051,920	3,784,619
Merchandise inventories	6,981,494	5,472,010
Prepaid expenses and other	129,231	72,374
Assets held for sale	—	662,853
Total current assets	14,393,651	11,058,464
Property and equipment, at cost:		
Land	37,538	33,009
Buildings and improvements	324,150	324,264
Machinery, equipment and other	1,109,731	942,604
Total property and equipment	1,471,419	1,299,877
Less accumulated depreciation	(667,858)	(556,193)
Property and equipment, net	803,561	743,684
Goodwill and other intangible assets	3,499,713	3,523,432
Other assets	221,713	116,676
TOTAL ASSETS	$ 18,918,638	$ 15,442,256
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 13,335,792	$ 9,492,589
Accrued expenses and other	532,564	570,210
Deferred income taxes	1,002,279	963,081
Liabilities held for sale	—	239,706
Total current liabilities	14,870,635	11,265,586
Long-term debt	1,396,606	1,395,931
Other liabilities	331,652	325,897
Stockholders' equity:		
Common stock, $0.01 par value — authorized, issued and outstanding: 600,000,000 shares, 267,789,992 shares and 229,994,216 shares at September 30, 2013, respectively, and 600,000,000 shares, 262,542,659 shares and 235,394,281 shares at September 30, 2012, respectively	2,678	2,625
Additional paid-in capital	2,360,992	2,252,470
Retained earnings	1,508,414	1,270,423
Accumulated other comprehensive loss	(35,483)	(32,657)
Treasury stock, at cost: 2013 — 37,795,776 shares; 2012 — 27,148,378 shares	(1,516,856)	(1,038,019)
Total stockholders' equity	2,319,745	2,454,842
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,918,638	$ 15,442,256

See notes to consolidated financial statements.

AMERISOURCEBERGEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended September 30,		
	2013	2012	2011
	(In thousands, except per share data)		
Revenue	$ 87,959,167	$ 78,080,806	$ 78,695,659
Cost of goods sold	85,451,348	75,446,120	76,236,682
Gross profit	2,507,819	2,634,686	2,458,977
Operating expenses:			
Distribution, selling and administrative	1,333,712	1,152,556	1,138,022
Depreciation	135,047	112,828	88,760
Amortization	27,139	21,547	12,602
Warrants	90,055	—	—
Employee severance, litigation and other	23,467	44,140	23,567
Intangible asset impairments	—	—	6,506
Operating income	898,399	1,303,615	1,189,520
Other loss (income)	44	(5,827)	(4,617)
Interest expense, net	73,897	92,569	76,148
Income from continuing operations before income taxes	824,458	1,216,873	1,117,989
Income taxes	331,023	455,512	420,494
Income from continuing operations	493,435	761,361	697,495
(Loss) income from discontinued operations, net of income tax expense of $9,638, $4,841, and $3,523 for fiscal 2013, 2012, and 2011, respectively	(59,728)	(42,375)	9,129
Net income	$ 433,707	$ 718,986	$ 706,624
Earnings per share:			
Basic earnings per share:			
Continuing operations	$ 2.14	$ 3.01	$ 2.56
Discontinued operations	(0.26)	(0.17)	0.03
Total	$ 1.88	$ 2.84	$ 2.59
Diluted earnings per share:			
Continuing operations	$ 2.10	$ 2.96	$ 2.51
Discontinued operations	(0.25)	(0.16)	0.03
Rounding	(0.01)	—	—
Total	$ 1.84	$ 2.80	$ 2.54
Weighted average common shares outstanding:			
Basic	231,067	252,906	272,471
Diluted	235,345	256,903	277,717

See notes to consolidated financial statements.

AMERISOURCEBERGEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended September 30,		
	2013	2012	2011
		(in thousands)	
Net income	$ 433,707	$ 718,986	$ 706,624
Other comprehensive (loss) income:			
Net change in foreign currency translation adjustments	(14,181)	15,838	(4,521)
Benefit plan funded status adjustments net of tax of $7,992, $1,096, and $5,472, respectively	11,216	1,538	(3,139)
Other	139	108	108
Total other comprehensive (loss) income	(2,826)	17,484	(7,552)
Total comprehensive income	$ 430,881	$ 736,470	$ 699,072

See notes to consolidated financial statements.

AMERISOURCEBERGEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	(In thousands, except per share data)					
September 30, 2010	$ 4,898	$ 3,899,381	$ 3,465,886	$ (42,589)	$ (4,373,332)	$ 2,954,244
Net income			706,624			706,624
Other comprehensive loss				(7,552)		(7,552)
Cash dividends, $0.43 per share			(117,624)			(117,624)
Exercise of stock options	64	115,756				115,820
Excess tax benefit from exercise of stock options		39,711				39,711
Share-based compensation expense		28,365				28,365
Common stock purchases for employee stock purchase plan		(232)				(232)
Purchases of common stock					(848,614)	(848,614)
Employee tax withholdings related to restricted share vesting					(3,935)	(3,935)
Other	3	(3)	778			778
September 30, 2011	4,965	4,082,978	4,055,664	(50,141)	(5,225,881)	2,867,585
Net income			718,986			718,986
Other comprehensive income				17,484		17,484
Cash dividends, $0.52 per share			(132,760)			(132,760)
Exercise of stock options	45	89,476				89,521
Excess tax benefit from exercise of stock options		25,703				25,703
Share-based compensation expense		26,645				26,645
Common stock purchases for employee stock purchase plan		(299)				(299)
Treasury stock retirement	(2,388)	(1,972,030)	(3,371,467)		5,345,885	—
Purchases of common stock					(1,154,208)	(1,154,208)
Employee tax withholdings related to restricted share vesting					(3,815)	(3,815)
Other	3	(3)				—
September 30, 2012	2,625	2,252,470	1,270,423	(32,657)	(1,038,019)	2,454,842
Net income			433,707			433,707
Other comprehensive loss				(2,826)		(2,826)
Cash dividends, $0.84 per share			(195,716)			(195,716)
Exercise of stock options	50	114,441				114,491
Excess tax benefit from exercise of stock options		41,222				41,222
Share-based compensation expense		36,751				36,751
Settlement of accelerated stock repurchase agreement		(10,312)				(10,312)
Common stock purchases for employee stock purchase plan		(260)				(260)
Warrants		90,055				90,055
Purchases of capped call options		(163,372)				(163,372)
Purchases of common stock					(473,864)	(473,864)
Employee tax withholdings related to restricted share vesting					(4,973)	(4,973)
Other	3	(3)				—
September 30, 2013	$ 2,678	$ 2,360,992	$ 1,508,414	$ (35,483)	$ (1,516,856)	$ 2,319,745

See notes to consolidated financial statements.

AMERISOURCEBERGEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended September 30,		
	2013	2012	2011
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 433,707	$ 718,986	$ 706,624
Loss (income) from discontinued operations	59,728	42,375	(9,129)
Income from continuing operations	493,435	761,361	697,495
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation, including amounts charged to cost of goods sold	138,690	113,765	89,659
Amortization, including amounts charged to interest expense	32,103	26,750	17,310
Provision for doubtful accounts	20,118	23,058	37,878
Provision for deferred income taxes	25,573	61,278	194,797
Warrants	90,055	—	—
Share-based compensation	36,275	25,954	27,279
Loss on disposal of property and equipment	1,663	249	855
Other, including intangible asset impairments	2,064	(9,433)	5,758
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	(2,312,518)	71,510	(23,934)
Merchandise inventories	(1,486,572)	(116,174)	(228,303)
Prepaid expenses and other assets	(169,745)	49,716	(26,284)
Accounts payable, accrued expenses, and income taxes	3,818,288	416,100	388,687
Other liabilities	12,559	(7,177)	(3,799)
Net cash provided by operating activities-continuing operations	701,988	1,416,957	1,177,398
Net cash provided by (used in) operating activities-discontinued operations	86,137	(111,508)	(9,450)
NET CASH PROVIDED BY OPERATING ACTIVITIES	788,125	1,305,449	1,167,948
INVESTING ACTIVITIES			
Capital expenditures	(202,450)	(133,292)	(156,142)
Cost of acquired companies, net of cash acquired	—	(775,670)	(45,380)
Proceeds from sales of property and equipment	1,402	23	868
Proceeds from sales of businesses	329,980	—	—
Net cash provided by (used in) investing activities-continuing operations	128,932	(908,939)	(200,654)
Net cash used in investing activities-discontinued operations	(11,672)	(39,010)	(11,764)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	117,260	(947,949)	(212,418)
FINANCING ACTIVITIES			
Long-term debt borrowings	—	499,290	—
Long-term debt repayments	—	(447,326)	—
Borrowings under revolving and securitization credit facilities	2,330,000	60,500	35,026
Repayments under revolving and securitization credit facilities	(2,330,000)	(60,500)	(35,068)
Purchases of common stock	(484,176)	(1,162,246)	(840,577)
Exercises of stock options, including excess tax benefits of $41,222, $25,703, and $39,711, in fiscal 2013, 2012, and 2011, respectively	155,713	115,224	155,531
Cash dividends on common stock	(195,716)	(132,760)	(117,624)
Purchases of capped call options	(157,295)	—	—
Debt issuance costs and other	(8,975)	(10,658)	(7,439)
Net cash used in financing activities-continuing operations	(690,449)	(1,138,476)	(810,151)
Net cash (used in) provided by financing activities-discontinued operations	(50,538)	21,594	22,429
NET CASH USED IN FINANCING ACTIVITIES	(740,987)	(1,116,882)	(787,722)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	164,398	(759,382)	167,808
Cash and cash equivalents at beginning of year	1,066,608	1,825,990	1,658,182
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,231,006	$ 1,066,608	$ 1,825,990

See notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

AmerisourceBergen Corporation (the "Company") is one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. The Company delivers innovative programs and services designed to increase the effectiveness and efficiency of the pharmaceutical supply chain.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of the dates and for the fiscal years indicated. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimated amounts due to uncertainties inherent in such estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness.

Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Business Combinations

The purchase price of an acquired company, including the fair value of contingent consideration, is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired businesses are included in the Company's operating results from the dates of acquisition (see Note 2).

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

The Company sells its merchandise inventories to a large number of customers in the healthcare industry that include institutional and retail healthcare providers. Institutional healthcare providers include acute care hospitals, health systems, mail order pharmacies, long-term care and other alternate care pharmacies and providers of pharmacy services to such facilities, and physician offices. Retail healthcare providers include national and regional retail drugstore chains, independent community pharmacies and pharmacy departments of supermarkets and mass merchandisers. The financial condition of the Company's customers can be affected by changes in government reimbursement policies as well as by other economic pressures in the healthcare industry.

The Company's trade accounts receivable are exposed to credit risk, but the risk is moderated because the Company's customer base is diverse and geographically widespread primarily within the U.S. The Company generally does not require collateral for trade receivables. In determining the appropriate allowance for doubtful accounts, the Company considers a combination of factors, such as the aging of trade receivables, industry trends, its customers' financial strength, credit standing, and payment and default history. Changes in these factors, among others, may lead to adjustments in the Company's allowance for doubtful accounts. The calculation of the required allowance requires judgment by Company management as to the impact of those and other factors on the ultimate realization of its trade receivables. Each of the Company's business units performs ongoing credit evaluations of its customers' financial condition and maintains reserves for probable bad debt losses based on historical experience and for specific credit problems when they arise. There were no significant changes to this process during the fiscal years ended September 30, 2013, 2012, and 2011 and bad debt expense was computed in a consistent manner during these periods. The bad debt expense for any period presented is equal to the changes in the period end allowance for doubtful accounts, net of write-offs, recoveries and other adjustments. Schedule II of this Form 10-K sets forth a rollforward of the allowance for doubtful accounts. The Company's largest customer in fiscal 2013, Express Scripts, Inc., accounted for 24% of revenue and represented approximately 13% of accounts receivable, net as of September 30, 2013. Walgreen Co. ("Walgreens"), the Company's second largest customer in fiscal 2013, represented approximately 32% of accounts receivable net as of September 30, 2013.

The Company maintains cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand, and are maintained with financial institutions with reputable credit, and, therefore, bear minimal credit risk. The Company seeks to mitigate such risks by monitoring the risk profiles of these counterparties. The Company also seeks to mitigate risk by monitoring the investment strategy of money market accounts that it is invested in, which are classified as cash equivalents.

Contingencies

Loss Contingencies: In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, government subpoenas, and government investigations, including antitrust, commercial, environmental, product liability, intellectual property, regulatory, employment discrimination, and other matters. Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. The Company also performs an assessment of the materiality of loss contingencies where a loss is either not probable or it is reasonably possible that a loss could be incurred in excess of amounts accrued. If a loss or an additional loss has at least a reasonable possibility of occurring and the impact on the financial statements would be material, the Company provides disclosure of the loss contingency in the footnotes to its financial statements. The Company reviews all contingencies at least quarterly to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or the range of the loss can be made (see Note 12).

Gain Contingencies: The Company records gain contingencies when they are realized. Gains from antitrust litigation settlements are realized upon the receipt of cash and recorded as a reduction to cost of goods sold because they represent a recovery of amounts historically paid to manufacturers to originally acquire the pharmaceuticals that were the subject of the antitrust litigation settlements (see Note 13).

Derivative Financial Instruments

The Company records all derivative financial instruments on the balance sheet at fair value and complies with established criteria for designation and effectiveness of hedging relationships. The Company's policy prohibits it from entering into derivative financial instruments for speculative or trading purposes.

As of September 30, 2013, the Company had one foreign currency denominated contract outstanding that hedges the foreign currency exchange risk of the C$50.0 million note that the Company received in conjunction with the sale of AmerisourceBergen Canada Corporation (see Note 3).

As of September 30, 2012, there were no outstanding derivative financial instruments.

Equity Investments

The Company uses the equity method of accounting for its investments in entities in which it has significant influence; generally, this represents an ownership interest of between 20% and 50%. The Company's investments in marketable equity securities in which the Company does not have significant influence are classified as "available for sale" and are carried at fair value within the Other Assets line item on the consolidated balance sheet, with unrealized gains and losses excluded from earnings and reported in the accumulated other comprehensive loss component of stockholders' equity. Unrealized losses that are determined to be other-than-temporary impairment losses are recorded as a component of earnings in the period in which that determination is made.

Foreign Currency

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the weighted average exchange rates for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss within stockholders' equity.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite lives, primarily trademarks and trade names, are not amortized; rather, they are tested for impairment at least annually. For the purpose of these impairment tests, the Company can elect to perform a qualitative analysis to determine if it is more likely than not that the fair values of its reporting units and indefinite lived intangible assets are less than the respective carrying values of those reporting units and indefinite lived intangible assets. The Company elected to bypass performing the qualitative screen and went directly to performing the first step quantitative analysis of the goodwill and indefinite lived intangible asset impairment tests in the current year. The Company may elect to perform the qualitative analysis in future periods.

The first step in the quantitative process for the goodwill impairment test is to compare the carrying amount of the reporting unit's net assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further evaluation is required and no impairment loss is recognized. If the carrying amount exceeds the fair value, then the second step must be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill. The Company would be required to record any such impairment losses.

The Company identifies its reporting units at the operating segment level. Generally, goodwill arises from acquisitions of specific operating companies and is assigned to the reporting unit in which a particular operating company resides.

The Company utilizes a combination of income and market-based approaches to valuation for its reporting units. The income approach to valuation relies on a discounted cash flow analysis to determine the fair value of each reporting unit, which considers forecasted cash flows discounted at an appropriate discount rate. The Company believes that market participants would use a discounted cash flow analysis to determine the fair value of its reporting units in a sale transaction. The annual goodwill impairment test requires the Company to make a number of assumptions and estimates concerning future levels of revenue growth, operating margins, depreciation, amortization and working capital requirements, which are based upon the Company's long-range plan. The discount rate is an estimate of the overall after-tax rate of return required by a market participant whose weighted average cost of capital includes both equity and debt, including a risk premium. While the Company uses the best available information to prepare its cash flow and discount rate assumptions, actual future cash flows or market conditions could differ significantly resulting in future impairment charges related to recorded goodwill balances. While there are always changes in assumptions to reflect changing business and market conditions, the Company's overall methodology and the population of assumptions used have remained unchanged.

The impairment test for indefinite-lived intangibles other than goodwill (primarily trademarks and trade names) consists of a comparison of the fair value of the indefinite-lived intangible asset to the carrying value of the asset as of the impairment testing date. The Company estimates the fair value of its indefinite-lived intangibles using the relief from royalty method. The Company believes the relief from royalty method is a widely used valuation technique for such assets. The fair value derived from the relief from royalty method is measured as the discounted cash flow savings realized from owning such trademarks and trade names and not having to pay a royalty for their use.

The Company completed its required annual impairment tests relating to goodwill and other intangible assets in the fiscal years ended September 30, 2013, 2012, and 2011, and, as a result, recorded $6.5 million of impairment charges in fiscal 2011.

Income Taxes

The Company accounts for income taxes using a method that requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company's assets and liabilities (commonly known as the asset and liability method). In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits associated with uncertain tax positions that have met the recognition criteria are measured and recorded based on the highest probable outcome that is more than 50% likely to be realized after full disclosure and resolution of a tax examination.

Manufacturer Incentives

The Company accounts for fees and other incentives received from its suppliers, relating to the purchase or distribution of inventory, as a reduction to cost of goods sold. The Company considers these fees and other incentives to represent product discounts, and as a result, they are capitalized as product costs and relieved through cost of goods sold upon the sale of the related inventory.

Merchandise Inventories

Inventories are stated at the lower of cost or market. Cost for approximately 83% and 82% of the Company's inventories at September 30, 2013 and 2012, respectively, has been determined using the last-in, first-out (LIFO) method. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, which approximates current replacement cost, inventories would have been approximately $533.7 million and $256.7 million higher than the amounts reported at September 30, 2013 and 2012, respectively. The Company recorded a LIFO charge of $277.0 million, $0.7 million, and $34.7 million in fiscal 2013, 2012, and 2011, respectively. The annual LIFO provision is affected by changes in inventory quantities, product mix, and manufacturing pricing practices, which may be impacted by market and other external influences, many of which are difficult to predict. The Company's LIFO charge in fiscal 2013 was significant due to the additional branded inventory it was required to purchase for the new Walgreens distribution contract and the impact the branded inventory had on the Company's annual inflation index, as well as higher brand drug price inflation and generic drug price deflation.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years for buildings and improvements and from 3 to 10 years for machinery, equipment and other. The costs of repairs and maintenance are charged to expense as incurred.

The Company capitalizes project costs relating to computer software developed or obtained for internal use when the activities related to the project reach the application development stage. Costs that are associated with preliminary stage activities, training, maintenance, and all other post-implementation stage activities are expensed as they are incurred. Software development costs are depreciated using the straight-line method over the estimated useful lives, which range from 3 to 10 years.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Revenue as reflected in the accompanying consolidated statements of operations is net of estimated sales returns and allowances.

The Company's customer sales return policy generally allows customers to return products only if the products can be resold at full value or returned to suppliers for full credit. The Company records an accrual for estimated customer sales returns at the time of sale to the customer. At September 30, 2013 and 2012, the Company's accrual for estimated customer sales returns was $275.8 million and $252.5 million, respectively.

The Company reports the gross dollar amount of bulk deliveries to customer warehouses in revenue and the related costs in cost of goods sold. Bulk delivery transactions are arranged by the Company at the express direction of the customer, and involve either drop shipments from the supplier directly to customers' warehouse sites or cross-dock shipments from the supplier to the Company for immediate shipment to the customers' warehouse sites. The Company is a principal to these transactions because it is the primary obligor and has the ultimate and contractual responsibility for fulfillment and acceptability of the products purchased, and bears full risk of delivery and loss for products, whether the products are drop-shipped or shipped via cross-dock. The Company also bears full credit risk associated with the creditworthiness of any bulk delivery customer. As a result, the Company records bulk deliveries to customer warehouses as gross revenues. Gross profit earned by the Company on bulk deliveries was not material in any year presented.

Share-Based Compensation

The Company accounts for the compensation cost of all share-based payments at fair value and reports the related expense within distribution, selling and administrative expenses to correspond with the same line item as the cash compensation paid to employees. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow ($41.2 million, $25.7 million, and $39.7 million for the fiscal years ended September 30, 2013, 2012, and 2011, respectively).

Shipping and Handling Costs

Shipping and handling costs include all costs to warehouse, pick, pack and deliver inventory to customers. These costs, which were $267.3 million, $259.1 million and $270.2 million for the fiscal years ended September 30, 2013, 2012, and 2011, respectively, are included in distribution, selling and administrative expenses.

Supplier Reserves

The Company establishes reserves against amounts due from its suppliers relating to various price and rebate incentives, including deductions or billings taken against payments otherwise due them from the Company. These reserve estimates are established based on the judgment of Company management after carefully considering the status of current outstanding claims, historical experience with the suppliers, the specific incentive programs and any other pertinent information available to the Company. The Company evaluates the amounts due from its suppliers on a continual basis and adjusts the reserve estimates when appropriate based on changes in factual circumstances. The ultimate outcome of any outstanding claim may be different than the Company's estimate.

Warrants

The Company accounts for the Warrants issued to subsidiaries of Walgreens and Alliance Boots GmbH ("Alliance Boots") in accordance with the guidance for equity-based payments to non-employees. The various agreements and arrangements with Walgreens and Alliance Boots established various performance commitments that they must satisfy during the vesting periods of the Warrants, and if not fulfilled, the Company has the right to cancel the Warrants. Using a binomial lattice model approach, the fair value of the Warrants was initially measured at the date of issuance, and is being expensed over the three and four year vesting periods as an operating expense. The fair value of the Warrants are re-measured at the end of each quarterly reporting period, and an adjustment is recorded in the statement of operations to record the impact as if the newly measured fair value of the awards had been used in recognizing expense starting when the awards were originally issued and through the remeasurement date. In total, the Warrants were valued at $572.0 million as of September 30, 2013. The valuation of the Warrants considers the Company's Common Stock price and various assumptions, such as the volatility of the Company's Common Stock, the expected remaining life of the Warrants, the expected dividend yield, and the risk-free interest rate. As a result, future Warrant expense could fluctuate significantly (see Note 7).

Note 2. Acquisitions

TheraCom, LLC

In November 2011, the Company acquired TheraCom, LLC ("TheraCom"), a former subsidiary of CVS Caremark Corporation, for a purchase price of $257.2 million, net of a working capital adjustment. TheraCom is a leading provider of commercialization support services for the biotechnology and pharmaceutical industry, specifically providing reimbursement and patient support services. TheraCom's capabilities complement those of the Lash Group, a business within ABCS, and significantly increase the size and scope of its consulting services. The majority of TheraCom's revenues are provided by the specialized distribution component of the integrated reimbursement support services for certain unique prescription products. For segment presentation, TheraCom is included in Other.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of the acquisition. The purchase price exceeded the fair value of the net tangible and intangible assets acquired by $180.2 million, which was allocated to goodwill. The fair values of significant tangible assets acquired and liabilities assumed were as follows: accounts receivable of $119.3 million, merchandise inventories of $41.7 million, and accounts payable of $153.2 million. The fair value of intangible assets acquired of $68.8 million consists of customer relationships of $57.1 million, software technology of $7.9 million, and trade names of $3.8 million. The Company is amortizing the fair values of the acquired customer relationships over their remaining useful lives of 15 years, and amortizing the fair values of software technology and trade names over their remaining useful lives of 5 years. All of the goodwill resulting from the acquisition is expected to be deductible for income tax purposes.

World Courier

In April 2012, the Company acquired World Courier for a purchase price of $518.0 million, net of a working capital adjustment. World Courier is a leading global specialty transportation and logistics provider for the biopharmaceutical industry. World Courier further strengthens the Company's service offerings to global pharmaceutical manufacturers and provides an established platform for the introduction of the Company's specialty services outside North America. It operates in over 50 countries and has approximately 2,400 employees. For segment presentation, World Courier is included in Other.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The purchase price exceeded the fair value of the net tangible and intangible assets acquired by $266.7 million, which was allocated to goodwill. The fair value of intangible assets acquired of $250.0 million consists of a trade name of $110.5 million, customer relationships of $130.5 million, and software technology of $9.0 million. The trade name has been determined to have an indefinite life. The Company is amortizing the estimated fair values of the acquired customer relationships and software technology over the remaining estimated useful lives of 16 years and 5 years, respectively. Goodwill resulting from the acquisition is not expected to be deductible for income tax purposes.

Note 3. Discontinued Operations

In May 2013, the Company completed the divestiture of its packaging and clinical trials services business, AndersonBrecon ("AB"), and completed the divestiture of AmerisourceBergen Canada Corporation ("ABCC"). The Company has classified AB and ABCC's assets and liabilities as held for sale in the accompanying fiscal 2012 consolidated balance sheet and classified AB and ABCC's operating results, net of tax, as discontinued operations in the accompanying consolidated statements of operations for all periods presented. Prior to being classified within discontinued operations, AB was included in Other and ABCC was included in Pharmaceutical Distribution for segment reporting. AB and ABCC's revenue and (loss) income before income taxes were as follows:

	Fiscal Year Ended September 30,		
(in thousands)	**2013**	**2012**	**2011**
Revenue	$ 1,181,231	$ 1,639,684	$ 1,521,899
(Loss) income before income taxes	$ (50,090)	$ (37,534)	$ 12,652

The loss before income taxes in the fiscal year ended September 30, 2013 includes an ABCC goodwill impairment charge of $26.9 million and a $143.7 million loss on the sale of ABCC. The loss is net of a $114.1 million gain on the sale of AB.

The gain on the sale of AB and the loss on the sale of ABCC include the reclassification of $9.3 million of cumulative foreign currency translation losses previously included within accumulated other comprehensive income. The tax loss on the sale of ABCC more than offsets the tax gain on the sale of AB. There is no impact on income tax expense, as a valuation allowance on the excess capital tax loss was recorded.

The Company sold AB for $306.5 million, net of a final purchase price working capital adjustment, and sold ABCC for $67.9 million, including a C$50.0 million note due from the buyer, with interest accruing at 3% annually, and scheduled monthly payments to be made over a seven-year term that commenced in June 2013. The Company entered into a foreign currency denominated contract to hedge the foreign currency exchange risk associated with the Canadian Note. The ABCC divestiture continues to be subject to a final purchase price working capital adjustment.

The following table summarizes the assets and liabilities of AB and ABCC when they were classified as held for sale (in thousands):

	September 30, 2012
Assets:	
Accounts receivable	$ 187,179
Merchandise inventories	249,463
Property and equipment, net	131,907
Goodwill and other intangible assets	85,163
Other assets	9,141
Assets held for sale	662,853
Liabilities:	
Accounts payable	152,110
Accrued expenses and other	16,554
Other liabilities	71,042
Liabilities held for sale	239,706
Net assets	$ 423,147

Note 4. Income Taxes

The following illustrates domestic and foreign income from continuing operations before income taxes (in thousands):

	Fiscal year ended September 30,		
	2013	2012	2011
Domestic	$ 793,137	$ 1,193,047	$ 1,105,481
Foreign	31,321	23,826	12,508
Total	$ 824,458	$ 1,216,873	$ 1,117,989

The income tax provision is as follows (in thousands):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Current provision:			
Federal	$ 259,457	$ 356,843	$ 194,816
State and local	37,602	32,438	26,527
Foreign	8,391	4,953	4,354
	305,450	394,234	225,697
Deferred provision:			
Federal	29,189	47,348	174,412
State and local	(3,375)	11,959	20,462
Foreign	(241)	1,971	(77)
	25,573	61,278	194,797
Provision for income taxes	$ 331,023	$ 455,512	$ 420,494

A reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended September 30,		
	2013	2012	2011
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefit	3.0	2.3	1.7
Foreign	(0.3)	(0.1)	—
Warrants	2.3	—	—
Other	0.2	0.2	0.9
Effective income tax rate	40.2%	37.4%	37.6%

In March 2013, the Company issued Warrants in connection with various agreements and arrangements with Walgreens and Alliance Boots. See Note 7 for further details. As of the date of issuance, the Warrants were valued at $242.4 million, which approximates the amount that will be deductible for tax purposes. The fair value of the Warrants as of September 30, 2013 was $572.0 million. The excess of the fair value as of September 30, 2013 over the initial value of $242.4 million is not tax deductible. As a result, the Company's current effective income tax rate is higher than its historic rate. This increase in the income tax rate is reflected in Warrants in the above effective income tax rate reconciliation.

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. Significant components of the Company's deferred tax liabilities (assets) are as follows (in thousands):

	September 30,	
	2013	2012
Merchandise inventories	$ 1,016,522	$ 985,571
Property and equipment	128,289	132,732
Goodwill and other intangible assets	260,357	249,913
Other	1,322	705
Gross deferred tax liabilities	1,406,490	1,368,921
Net operating loss and tax credit carryforwards	(61,726)	(59,994)
Capital loss carryforwards	(297,806)	(230,395)
Allowance for doubtful accounts	(30,073)	(30,856)
Accrued expenses	(16,731)	(9,651)
Employee and retiree benefits	(4,884)	(17,392)
Stock options	(29,356)	(28,197)
Other	(66,537)	(57,596)
Gross deferred tax assets	(507,113)	(434,081)
Valuation allowance for deferred tax assets	327,546	254,182
Deferred tax assets, net of valuation allowance	(179,567)	(179,899)
Net deferred tax liabilities	$ 1,226,923	$ 1,189,022

The following tax carryforward information is presented as of September 30, 2013. The Company had $14.5 million of potential tax benefits from federal net operating loss carryforwards expiring in 8 to 18 years, $59.8 million of potential tax benefits from state net operating loss carryforwards expiring in 1 to 20 years and $6.4 million of potential tax benefits from foreign net operating loss carryforwards, which have varying expiration dates. Included in the state net operating loss carryforwards is $9.3 million of potential tax benefits that if realized would be an increase to additional paid-in-capital. The Company had $297.8 million of potential tax benefits from capital loss carryforwards expiring in 1 to 5 years. The Company had $5.9 million of foreign tax credit carryforwards expiring in 5 to 10 years. The Company had $1.4 million of state tax credit carryforwards.

In connection with the acquisition of World Courier, the Company acquired net operating loss carryforwards totaling approximately $78 million. The Company agreed with the sellers of World Courier to reimburse them for the Company's utilization of all U.S. net operating loss carryforwards and certain foreign net operating loss carryforwards that existed as of the acquisition date and will be realized by the Company through 2017. As such, the Company recorded a deferred tax asset, net of valuation allowance, for the net operating losses expected to be realized and an offsetting liability for the amount to be repaid to the sellers as part of the purchase price allocation for World Courier.

In fiscal 2013, the Company increased the valuation allowance on deferred tax assets by $73.4 million primarily due to the addition of capital loss carryforwards resulting from the sale of ABCC. In fiscal 2012, the Company increased the valuation allowance on deferred tax assets by $4.3 million primarily due to the addition of certain foreign net operating loss carryforwards.

In fiscal 2013, 2012, and 2011, tax benefits of $41.2 million, $25.7 million, and $39.7 million, respectively, related to the exercise of employee stock options and lapse of restricted shares, were recorded as additional paid-in capital.

Income tax payments, net of refunds, were $313.7 million, $302.1 million and $214.6 million in the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years before 2009.

As of September 30, 2013 and 2012, the Company had unrecognized tax benefits, defined as the aggregate tax effect of differences between tax return positions and the benefits recognized in the Company's financial statements, of $55.4 million and $43.3 million, respectively, ($39.1 million and $30.1 million, net of federal benefit, respectively). If recognized, these tax benefits would reduce income tax expense and the effective tax rate. As of September 30, 2013 and 2012, included in these amounts are $9.1 million and $6.3 million of interest and penalties, respectively, which the Company records in income tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, in fiscal 2013, 2012, and 2011 is as follows (in thousands):

Balance at September 30, 2010	$ 36,830
Additions of tax positions of the current year	5,866
Additions of tax positions of the prior years	3,592
Reductions of tax positions of the prior years	(386)
Settlements with taxing authorities	(7,136)
Expiration of statutes of limitations	(2,963)
Balance at September 30, 2011	35,803
Additions of tax positions of the current year	6,094
Additions of tax positions of the prior years	1,045
Additions of tax positions due to acquisitions	2,748
Reductions of tax positions of the prior years	(5,177)
Settlements with taxing authorities	(2,286)
Expiration of statutes of limitations	(1,237)
Balance at September 30, 2012	36,990
Additions of tax positions of the current year	5,272
Additions of tax positions of the prior years	2,825
Additions of tax positions due to acquisitions	2,500
Settlements with taxing authorities	(519)
Expiration of statutes of limitations	(801)
Balance at September 30, 2013	$ 46,267

During the next 12 months, it is reasonably possible that state tax audit resolutions and the expiration of statutes of limitations could result in a reduction of unrecognized tax benefits by approximately $8.2 million.

Cumulative undistributed earnings of international subsidiaries were $125.6 million at September 30, 2013. No deferred Federal income taxes were provided for the undistributed earnings as they are permanently reinvested in the Company's international operations. It is not practicable to estimate the amount of U.S. tax that would result upon the eventual repatriation of such earnings.

Note 5. Goodwill and Other Intangible Assets

Following is a summary of the changes in the carrying value of goodwill for the fiscal years ended September 30, 2013 and 2012 (in thousands):

	Pharmaceutical Distribution	Other	Total
Goodwill at September 30, 2011	$ 2,421,707	$ 75,455	$2,497,162
Goodwill recognized in connection with acquisitions (see Note 2)	(134)	444,554	444,420
Foreign currency translation	1,402	—	1,402
Goodwill at September 30, 2012	2,422,975	520,009	2,942,984
Goodwill recognized in connection with acquisitions (see Note 2)	—	3,000	3,000
Foreign currency translation	(1,014)	—	(1,014)
Goodwill at September 30, 2013	$ 2,421,961	$523,009	$2,944,970

Following is a summary of other intangible assets (in thousands):

	September 30, 2013			September 30, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangibles — trade names	$ 343,892	$ —	$ 343,892	$ 344,004	$ —	$ 344,004
Finite-lived intangibles:						
Customer relationships	265,810	(80,767)	185,043	265,981	(61,865)	204,116
Other	69,350	(43,542)	25,808	67,896	(35,568)	32,328
Total other intangible assets	$ 679,052	$ (124,309)	$ 554,743	$ 677,881	$ (97,433)	$ 580,448

During the fiscal year ended September 30, 2011, the Company recorded a goodwill impairment charge of $3.0 million and a customer relationship impairment charge of $3.5 million relating to one of its smaller business units. For segment presentation, this charge was included in Other.

Amortization expense for other intangible assets was $27.1 million, $21.5 million, and $12.6 million in the fiscal years ended September 30, 2013, 2012, and 2011, respectively. Amortization expense for other intangible assets is estimated to be $25.6 million in fiscal 2014, $21.7 million in fiscal 2015, $20.8 million in fiscal 2016, $17.0 million in fiscal 2017, $14.8 million in 2018 and $111.0 million thereafter.

Note 6. Debt

Debt consisted of the following:

	September 30, 2013	September 30, 2012
	(Dollars in thousands)	
Receivables securitization facility due 2016	$ —	$ —
Multi-currency revolving credit facility due 2018	—	—
Revolving credit note	—	—
$500,000, 5⅞% senior notes due 2015	499,377	499,091
$400,000, 4⅞% senior notes due 2019	397,803	397,485
$500,000, 3½% senior notes due 2021	499,426	499,355
Total debt	$ 1,396,606	$ 1,395,931

Long-Term Debt

The Company has a $1.4 billion multi-currency senior unsecured credit facility, which is scheduled to expire in July 2018 (the "Multi-Currency Revolving Credit Facility"), with a syndicate of lenders. Interest on borrowings under the Multi-Currency Revolving Credit Facility accrues at specified rates based on the Company's debt rating and ranges from 68 basis points to 130 basis points over LIBOR/EURIBOR/Bankers Acceptance Stamping Fee, as applicable (90 basis points over LIBOR/EURIBOR/Bankers Acceptance Stamping Fee at September 30, 2013). Additionally, interest on borrowings denominated in Canadian dollars may accrue at the greater of the Canadian prime rate or the CDOR rate. The Company pays facility fees to maintain the availability under the Multi-Currency Revolving Credit Facility at specified rates based on its debt rating, ranging from 7 basis points to 20 basis points, annually, of the total commitment (10 basis points at September 30, 2013). The Company may choose to repay or reduce its commitments under the Multi-Currency Revolving Credit Facility at any time. The Multi-Currency Revolving Credit Facility contains covenants, including compliance with a financial leverage ratio test, as well as others that impose limitations on, among other things, indebtedness of excluded subsidiaries and asset sales, with which the Company was compliant as of September 30, 2013.

The Company has $500 million of 5⅞% senior notes due September 15, 2015 (the "2015 Notes"), $400 million of 4⅞% senior notes due November 15, 2019 (the "2019 Notes"), and $500 million of 3½% senior notes due November 15, 2021 (the "2021 Notes") (together, the "Notes"). The 2015 Notes, 2019 Notes, and 2021 Notes were sold at 99.5%, 99.2%, and 99.858% of the principal amount, respectively, and have effective interest yields of 5.94%, 4.98%, and 3.52% respectively. Interest on the Notes is payable semiannually in arrears. Costs incurred in connection with the issuance of the Notes were deferred and are being amortized over the terms of the Notes.

The indentures governing the Multi-Currency Revolving Credit Facility and the Notes contain restrictions and covenants which include limitations on additional indebtedness; distributions to stockholders; the repurchase of stock and the making of other restricted payments; issuance of preferred stock; creation of certain liens; transactions with subsidiaries and other affiliates; and certain corporate acts such as mergers, consolidations, and the sale of substantially all assets. An additional covenant requires compliance with a financial leverage ratio test.

Receivables Securitization Facility

The Company has a $950 million receivables securitization facility ("Receivables Securitization Facility"), which is scheduled to expire in June 2016. The Company has available to it an accordion feature whereby the commitment on the Receivables Securitization Facility may be increased by up to $250 million, subject to lender approval, for seasonal needs during the December and March quarters. Interest rates are based on prevailing market rates for short-term commercial paper or LIBOR plus a program fee of 75 basis points. The Company pays an unused fee of 40 basis points, annually, to maintain the availability under the Receivables Securitization Facility. At September 30, 2013, there were no borrowings outstanding under the Receivables Securitization Facility. In connection with the Receivables Securitization Facility, AmerisourceBergen Drug Corporation sells on a revolving basis certain accounts receivable to Amerisource Receivables Financial Corporation, a wholly owned special purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. AmerisourceBergen Drug Corporation is the servicer of the accounts receivable under the Receivables Securitization Facility. After the maximum limit of receivables sold has been reached and as sold receivables are collected, additional receivables may be sold up to the maximum amount available under the facility. The facility is a financing vehicle utilized by the Company because it generally offers an attractive interest rate relative to other financing sources. The Company securitizes its trade accounts, which are generally non-interest bearing, in transactions that are accounted for as borrowings. The Receivables Securitization Facility contains similar covenants to the Multi-Currency Revolving Credit Facility.

Commercial Paper Program

The Company has a commercial paper program whereby it may from time to time issue short-term promissory notes in an aggregate amount of up to $700 million at any one time. Amounts available under the program may be borrowed, repaid, and re-borrowed from time to time. The maturities on the notes will vary, but may not exceed 365 days from the date of issuance. The notes will bear interest rates, if interest bearing, or will be sold at a discount from their face amounts. The commercial paper program does not increase the Company's borrowing capacity as it is fully backed by the Company's Multi-Currency Revolving Credit Facility. There were no borrowings under the commercial paper program at September 30, 2013.

Revolving Credit Note

The Company has an uncommitted, unsecured line of credit available to it pursuant to a revolving credit note ("Revolving Credit Note") for an aggregate principal amount not to exceed $45 million. The Revolving Credit Note provides the Company with the ability to request short-term, unsecured revolving credit loans from time to time in a principal amount not to exceed $45 million at any time outstanding. At September 30, 2013, there were no borrowings outstanding under the Revolving Credit Note.

Other Information

Scheduled future principal payments of long-term debt are $500.0 million in fiscal 2015 and $900.0 million in fiscal 2020 and thereafter.

Interest paid on the above indebtedness during the fiscal years ended September 30, 2013, 2012, and 2011 was $68.5 million, $84.5 million, and $74.2 million, respectively.

Total amortization of financing fees and the accretion of original issue discounts, which are recorded as components of interest expense, were $4.2 million, $5.2 million, and $4.7 million, for the fiscal years ended September 30, 2013, 2012, and 2011, respectively.

Note 7. Stockholders' Equity and Earnings per Share

The authorized capital stock of the Company consists of 600,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

The board of directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series with various designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions. Except as required by law, or as otherwise provided by the board of directors of the Company, the holders of Preferred Stock will have no voting rights and will not be entitled to notice of meetings of stockholders. Holders of Preferred Stock will be entitled to receive, when declared by the board of directors, out of legally available funds, dividends at the rates fixed by the board of directors for the respective series of Preferred Stock, and no more, before any dividends will be declared and paid, or set apart for payment, on Common Stock with respect to the same dividend period. No shares of Preferred Stock have been issued as of September 30, 2013.

The holders of the Company's Common Stock are entitled to one vote per share and have the exclusive right to vote for the board of directors and for all other purposes as provided by law. Subject to the rights of holders of the Company's Preferred Stock, holders of Common Stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of the Company as may be declared by the board of directors from time to time out of the legally available assets or funds of the Company.

The following table illustrates the components of accumulated other comprehensive loss, net of income taxes, as of September 30, 2013 and 2012 (in thousands):

	September 30,	
	2013	2012
Pension and postretirement adjustments (See Note 8)	$ (34,612)	$ (45,828)
Foreign currency translation	(844)	13,337
Other	(27)	(166)
Total accumulated other comprehensive loss	$ (35,483)	$ (32,657)

In November 2009, the Company's board of directors authorized a program allowing the Company to purchase up to $500 million of its outstanding shares of Common Stock, subject to market conditions. During the fiscal year ended September 30, 2010, the Company purchased 14.4 million shares of its Common Stock under this program for a total of $401.9 million. During the fiscal year ended September 30, 2011, the Company purchased 3.2 million shares of its Common Stock for a total of $98.1 million to complete its authorization under this program.

In September 2010, the Company's board of directors authorized a program allowing the Company to purchase up to $500 million of its outstanding shares of Common Stock, subject to market conditions. During the fiscal year ended September 30, 2011, the Company purchased 13.3 million shares of its Common Stock for a total of $500.0 million to complete its authorization under this program.

In August 2011, the Company's board of directors authorized a program allowing the Company to purchase up to $750 million of its outstanding shares of Common Stock, subject to market conditions. During the fiscal year ended September 30, 2011, the Company purchased 6.6 million shares of its Common Stock for a total of $250.0 million. During the fiscal year ended September 30, 2012, the Company purchased 13.4 million shares of its Common Stock for $500.0 million to complete its authorization under this program.

In May 2012, the Company's board of directors authorized a program allowing the Company to purchase up to $750 million of its outstanding shares of Common Stock, subject to market conditions. In August 2012, the Company entered into an Accelerated Share Repurchase ("ASR") transaction with a financial institution and paid $650 million for the initial delivery of 16.8 million shares. The initial payment of $650 million funded stock purchases of $647.2 million, $2.0 million of previously declared dividends that were scheduled to be paid in September 2012, and $0.8 million in other fees. The number of shares ultimately purchased was based on the volume-weighted average price of the Company's Common Stock during the term of the ASR. The ASR transaction was settled in October 2012, at which time the Company received 0.1 million incremental shares. In addition to the ASR transaction, during the fiscal year ended September 30, 2012, the Company purchased 0.2 million shares of its Common Stock for a total of $5.9 million. During the fiscal year ended September 30, 2013, the Company purchased 0.6 million shares of its Common Stock for a total of $25.7 million under this program. This program was closed during the fiscal year ended September 2013 as a result of the November 2012 ASR transaction (see below).

In November 2012, the Company's board of directors authorized a program allowing the Company to purchase up to $750 million of its outstanding shares of Common Stock, subject to market conditions. Subsequently, in November 2012, the Company entered into an ASR transaction with a financial institution and paid $250 million for a delivery of 6.2 million shares. The initial payment of $250 million funded stock purchases of $248.5 million, $1.3 million of previously declared dividends that were scheduled to be paid in December 2012, and $0.2 million in other fees. The amount ultimately paid was based on the volume-weighted average price of the Company's Common Stock during the term of the ASR. The ASR transaction was settled in December 2012, at which time the Company paid the financial institution a cash settlement of $10.3 million. The Company applied 1.7 million shares for $71.2 million to the May 2012 share repurchase program, which completed its authorization under that program. The Company applied the remaining 4.5 million shares from the November 2012 ASR for $187.6 million to the November 2012 share repurchase program. In addition to the ASR transaction, during the fiscal year ended September 30, 2013, the Company purchased 3.6 million shares of its Common Stock for a total of $199.4 million. The Company had $363.0 million of availability remaining under this share repurchase program as of September 30, 2013.

In August 2013, the Company's board of directors authorized the Company to purchase up to $750 million of its outstanding shares of Common Stock, subject to market conditions. This new program increased the total availability remaining under all approved share repurchase programs to $1,113.0 million as of September 30, 2013.

In March 2013, the Company, Walgreens, and Alliance Boots entered into various agreements and arrangements pursuant to which Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in the Company, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of the Company's Common Stock (approximately 7% of the Company's Common Stock, on a fully diluted basis as of the date of issuance, assuming the exercise in full of the Warrants, as defined below) in open market transactions. In connection with these arrangements, Walgreens Pharmacy Strategies, LLC, a wholly owned subsidiary of Walgreens, was issued (a) a warrant to purchase up to 11,348,456 shares of the Company's Common Stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of the Company's Common Stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017 and Alliance Boots Luxembourg S.à.r.l., a wholly owned subsidiary of Alliance Boots, was issued (a) a warrant to purchase up to 11,348,456 shares of the Company's common Stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of the Company's Common Stock at an exercise price of $52.50 per share exercisable during a six-month period beginning March 2017 (collectively, the "Warrants).

The Company valued these Warrants as of March 18, 2013 (date of issuance) and revised the valuation each subsequent quarter. As of September 30, 2013, the Warrants with an exercise price of $51.50 were valued at $12.30 per share and the Warrants with an exercise price of $52.50 were valued at $12.90 per share. In total, the Warrants were valued at $572.0 million as of September 30, 2013.

The Company intends to mitigate the potentially dilutive effect that exercise of the Warrants could have by hedging a portion of its future obligation to deliver Common Stock with a financial institution and repurchasing additional shares of its Common Stock for the Company's own account over time. In June 2013, the Company commenced its hedging strategy by entering into a contract with a financial institution pursuant to which it will execute a series of issuer capped call transactions ("Capped Calls"). The Capped Calls give the Company the right to buy approximately 60% of the shares of its Common Stock subject to the Warrants at specified prices at maturity, should the Warrants be exercised in 2016 and 2017 and assuming the Company's future share price does not exceed the Capped Call limits.

Through September 30, 2013, the Company purchased Capped Calls on 15.3 million shares of its Common Stock for a total premium of $163.4 million, which was recorded as a reduction of additional paid-in-capital. The Capped Calls permit the Company to acquire shares of its Common Stock at strike prices of $51.50 and $52.50 and have expiration dates ranging from February 2016 through October 2017. The Capped Calls permit net share settlement, which is limited by caps in the market price of the Company's Common Stock. The Company has accounted for the Capped Calls as equity contracts.

In December 2011, the Company retired 238.8 million shares of its treasury stock.

Basic earnings per share is computed on the basis of the weighted average number of shares of Common Stock outstanding during the periods presented. Diluted earnings per share is computed on the basis of the weighted average number of shares of Common Stock outstanding during the periods plus the dilutive effect of stock options, restricted stock, restricted stock units, and the Warrants. The following table (in thousands) is a reconciliation of the numerator and denominator of the computation of basic and diluted earnings per share.

	September 30,		
	2013	2012	2011
Weighted average common shares outstanding — basic	231,067	252,906	272,471
Effect of dilutive securities — stock options, restricted stock, and restricted stock units	4,278	3,997	5,246
Weighted average common shares outstanding — diluted	235,345	256,903	277,717

There were no potentially dilutive stock options that were antidilutive for fiscal 2013. The potentially dilutive employee stock options that were antidilutive for fiscal 2012 and 2011 were 2.1 million and 2.0 million, respectively.

For each reporting period, the dilutive impact of the shares potentially issuable upon exercise of the Warrants is required to be calculated using the treasury stock method. Under this approach, the diluted number of shares is determined by dividing the assumed proceeds of the Warrants by the average stock price during the reporting period and then comparing that amount against the number of the Warrants issued. The assumed proceeds are calculated by multiplying the number of shares underlying the Warrants by the exercise price, plus the amount of unrecognized expense during the period. The unrecognized expense represents the difference between the fair value of the Warrants as of the balance sheet date and the cumulative amount of Warrant expense recognized in the Company's Consolidated Statements of Operations. The inclusion of the unrecognized expense in the calculation of assumed proceeds has the effect of reducing the dilutive impact of the Warrants, particularly in the earlier periods of the life of the Warrants. As a result, the Warrants were antidilutive for the fiscal year ended September 30, 2013.

Note 8. Pension and Other Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans, defined contribution plans, postretirement medical plans and a deferred compensation plan covering eligible employees. Expenses relating to these plans were $22.1 million, $20.3 million, and $19.3 million in fiscal 2013, 2012, and 2011, respectively.

The Company recognizes the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of its defined benefit pension plans and postretirement benefit plans in its balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of income taxes. Included in accumulated other comprehensive loss at September 30, 2013 are net actuarial losses of $59.3 million ($34.6 million, net of income taxes). The net actuarial loss in accumulated other comprehensive loss that is expected to be amortized into fiscal 2014 net periodic pension expense is $3.6 million ($2.1 million, net of income taxes).

Defined Benefit Plans

The Company provides a benefit for certain employees under two different noncontributory defined benefit pension plans consisting of a salaried plan and a supplemental executive retirement plan. Both plans are closed to new participants and benefits that can be earned by active participants in the plans are limited. For each employee, the benefits are based on years of service and average compensation. Pension costs, which are computed using the projected unit credit cost method, are funded to at least the minimum level required by government regulations.

The Company has an unfunded supplemental executive retirement plan for certain former officers and key employees. This plan is closed to new participants and benefits that can be earned by active participants are limited. This plan is a "target" benefit plan, with the annual lifetime benefit based upon a percentage of salary during the five final years of pay at age 62, offset by several other sources of income including benefits payable under a prior supplemental retirement plan.

The following table sets forth (in thousands) a reconciliation of the changes in the Company-sponsored defined benefit pension plans:

	Fiscal Year Ended September 30,	
	2013	**2012**
Change in Projected Benefit Obligations:		
Benefit obligation at beginning of year	$ 166,244	$ 154,887
Interest cost	6,104	6,560
Actuarial (gains) losses	(15,560)	17,942
Benefit payments	(7,384)	(13,134)
Other	—	(11)
Benefit obligation at end of year	$ 149,404	$ 166,244
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 158,391	$ 122,242
Actual return on plan assets	8,005	26,775
Employer contributions	2,173	23,444
Expenses	(1,219)	(936)
Benefit payments	(7,384)	(13,134)
Fair value of plan assets at end of year	$ 159,966	$ 158,391
Funded Status and Amounts Recognized:		
Funded status	$ 10,562	$ (7,853)
Net amount recognized	$ 10,562	$ (7,853)
Amounts recognized in the balance sheets consist of:		
Noncurrent assets	$ 16,563	$ —
Current liabilities	(2,826)	(4,456)
Noncurrent liabilities	(3,175)	(3,397)
Net amount recognized	$ 10,562	$ (7,853)

Weighted average assumptions used (as of the end of the fiscal year) in computing the benefit obligation were as follows:

	2013	2012
Discount rate	4.65%	3.70%
Rate of increase in compensation levels	N/A	N/A

The following table provides components of net periodic benefit cost for the Company-sponsored defined benefit pension plans together with contributions charged to expense for multi-employer union-administered defined benefit pension plans that the Company participates in (in thousands):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Components of Net Periodic Benefit Cost:			
Interest cost on projected benefit obligation	$ 6,104	$ 6,560	$ 7,036
Expected return on plan assets	(9,955)	(10,475)	(9,289)
Recognized net actuarial loss	5,963	4,758	4,768
Loss due to curtailments, settlements and other	985	1,518	828
Net periodic pension cost of defined benefit pension plans	3,097	2,361	3,343
Net pension cost of multi-employer plans	156	294	340
Total pension expense	$ 3,253	$ 2,655	$ 3,683

Weighted average assumptions used (as of the beginning of the fiscal year) in computing the net periodic benefit cost were as follows:

	2013	2012	2011
Discount rate	3.70%	4.60%	5.00%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	6.75%	8.00%	8.00%

To determine the expected long-term rate of return on assets, the Company considered the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The Company expects to change its asset category mix in fiscal 2014, and as a result, the expected long-term rate of return on assets will decrease to 5.75%.

The Compensation and Succession Planning Committee ("Compensation Committee") of the Company's board of directors has delegated the administration of the pension and benefit plans to the Company's Benefits Committee, an internal committee, composed of senior finance, human resources and legal executives. The Benefits Committee is responsible for oversight of the investment management of the assets of the Company's pension plans and the investment options under the Company's savings plans as well as the performance of the investment advisers and plan administrators. The Benefits Committee has adopted an investment policy for the Company's pension plan, which includes guidelines regarding, among other things, the selection of acceptable asset classes, allowable ranges of holdings, rebalancing of assets, the definition of acceptable securities within each class, and investment performance expectations.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities and cash. Securities are also diversified in terms of domestic and international securities and large cap and small cap stocks. The actual and target asset allocations expressed as a percentage of the plans' assets at the measurement date are as follows:

	Pension Asset Allocation		Target Allocation	
	2013	2012	2013	2012
Asset Category:				
Equity securities	42%	42%	41%	41%
Debt securities	57	57	58	58
Cash and cash equivalents	1	1	1	1
Total	100%	100%	100%	100%

The investment goals are to achieve the optimal return possible within the specific risk parameters and, at a minimum, produce results, which achieve the plans' assumed interest rate for funding the plans over a full market cycle. High levels of risk and volatility are reduced by maintaining diversified portfolios. Allowable investments include government-backed fixed income securities, investment grade corporate bonds, residential backed mortgage securities, equity securities and cash equivalents. Prohibited investments include unregistered or restricted stock, commodities, margin trading, options and futures, short-selling, venture capital, private placements, real estate and other high risk investments.

The fair value of the Company's pension plan assets, totaling $160.0 million and $158.4 million at September 30, 2013 and 2012, respectively, is determined using a fair value hierarchy by asset class. The fair value hierarchy has three levels based on the reliability of the inputs to determine fair value. Level 1 refers to fair values determined based on unadjusted quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant non-observable inputs.

The Company's pension plan assets at September 30, 2013 were comprised of $1.5 million invested in money market funds, $66.8 million invested in commingled equity funds, and $91.7 million invested in commingled fixed-income funds. The Company's pension plan assets at September 30, 2012 were comprised of $0.9 million invested in money market funds, $66.4 million invested in commingled equity funds, and $91.1 million invested in commingled fixed income funds. The fair values of the money market funds were determined using the Level 1 hierarchy. The fair values of the equity and fixed-income commingled funds, which have daily net asset values derived from the underlying securities, were determined by using the Level 2 hierarchy.

As of September 30, 2013, all of the Company's defined benefit pension plans had plan assets in excess of the projected plan benefit obligations. As of September 30, 2012 all of the Company's defined benefit pension plans had accumulated and projected benefit obligations in excess of plan assets. The amounts related to these plans were as follows (in thousands):

	2013	2012
Accumulated benefit obligation	$ 149,404	$ 166,244
Projected benefit obligation	$ 149,404	$ 166,244
Plan assets at fair value	$ 159,966	$ 158,391

The Company was not required to contribute to its salaried benefit plan in fiscal 2013 or 2012. During fiscal 2013, the Company made no contributions to its salaried benefit plan. During fiscal 2012, the Company elected to make a contribution of $15.0 million. Expected benefit payments over the next ten years, are anticipated to be paid as follows (in thousands):

	Pension Benefits
Fiscal Year:	
2014	$ 9,071
2015	6,794
2016	7,548
2017	7,897
2018	7,514
2019-2023	42,582
Total	$ 81,406

Expected benefit payments are based on the same assumptions used to measure the benefit obligations.

Postretirement Benefit Plans

The Company provides medical benefits to certain retirees. The plans are closed to new participants and benefits that can be earned by active participants are limited. Employees became eligible for such postretirement benefits after meeting certain age and years of service criteria. As a result of special termination benefit packages previously offered, the Company also provides dental and life insurance benefits to a limited number of retirees and their dependents. These benefit plans are unfunded.

The following table sets forth (in thousands) a reconciliation of the changes in the Company-sponsored postretirement benefit plans:

	Fiscal Year Ended September 30,	
	2013	2012
Change in Accumulated Benefit Obligations:		
Benefit obligation at beginning of year	$ 10,810	$ 11,500
Interest cost	383	501
Actuarial (gain) loss	(539)	116
Benefit payments	(1,200)	(1,307)
Benefit obligation at end of year	$ 9,454	$ 10,810
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	1,200	1,307
Benefit payments	(1,200)	(1,307)
Fair value of plan assets at end of year	$ —	$ —
Funded Status and Amounts Recognized:		
Funded status	$ (9,454)	$ (10,810)
Net amount recognized	$ (9,454)	$ (10,810)
Amounts recognized in the balance sheets consist of:		
Current liabilities	$ (729)	$ (943)
Noncurrent liabilities	(8,725)	(9,867)
Net amount recognized	$ (9,454)	$ (10,810)

Weighted average assumptions used (as of the end of the fiscal year) in computing the funded status of the plans were as follows:

	2013	2012
Discount rate	4.65%	3.70%
Health care trend rate assumed for next year	7.54%	7.82%
Rate to which the cost trend rate is assumed to decline	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2023	2022

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effect (in thousands):

	One Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$ 44	$ (37)
Effect on benefit obligation	$ 975	$ (834)

The following table provides components of net periodic benefit cost for the Company-sponsored postretirement benefit plans (in thousands):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Components of Net Periodic Benefit Cost:			
Interest cost on projected benefit obligation	$ 383	$ 501	$ 604
Recognized net actuarial gains	(669)	(958)	(455)
Total postretirement (income)/benefit expense	$ (286)	$ (457)	$ 149

Weighted average assumptions used (as of the beginning of the fiscal year) in computing the net periodic benefit cost were as follows:

	2013	2012	2011
Discount rate	3.70%	4.60%	5.00%
Health care trend rate assumed for next year	7.82%	8.10%	8.39%
Rate to which the cost trend rate is assumed to decline	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2023	2022	2021

Expected postretirement benefit payments over the next ten years are anticipated to be paid as follows (in thousands):

	Postretirement Benefits
Fiscal Year:	
2014	$ 765
2015	733
2016	702
2017	644
2018	636
2019-2023	3,121
Total	$ 6,601

Defined Contribution Plans

The Company sponsors the AmerisourceBergen Employee Investment Plan, which is a defined contribution 401(k) plan covering salaried and certain hourly employees. Eligible participants may contribute to the plan from 1% to 25% of their regular compensation before taxes. The Company contributes $1.00 for each $1.00 invested by the participant up to the first 3% of the participant's salary and $0.50 for each additional $1.00 invested by the participant of up to an additional 2% of salary. An additional discretionary contribution, in an amount not to exceed the limits established by the Internal Revenue Code, may also be made depending upon the Company's performance. All contributions are invested at the direction of the employee in one or more funds. All contributions vest immediately except for the discretionary contributions made by the Company that vest in full after five years of credited service.

The Company also sponsors the AmerisourceBergen Corporation Supplemental 401(k) Plan. This unfunded plan provides benefits for selected key management, including all of the Company's executive officers. This plan will provide eligible participants with an annual amount equal to 4% of the participant's base salary and bonus incentive to the extent that his or her compensation exceeds the annual compensation limit established by Section 401(a) (17) of the Internal Revenue Code.

Costs of the defined contribution plans charged to expense for the fiscal years ended September 30, 2013, 2012, and 2011 were $17.4 million, $16.4 million, and $15.4 million, respectively.

Deferred Compensation Plan

The Company sponsors the AmerisourceBergen Corporation 2001 Deferred Compensation Plan. This unfunded plan, under which 2.96 million shares of Common Stock are authorized for issuance, allows eligible officers, directors and key management employees to defer a portion of their annual compensation. The amount deferred may be allocated by the employee to cash, mutual funds or stock credits. Stock credits, including dividend equivalents, are equal to the full and fractional number of shares of Common Stock that could be purchased with the participant's compensation allocated to stock credits based on the average of closing prices of Common Stock during each month, plus, at the discretion of the board of directors, up to one-half of a share of Common Stock for each full share credited. Stock credit distributions are made in shares of Common Stock. No shares of Common Stock have been issued under the deferred compensation plan through September 30, 2013. The Company's liability relating to its deferred compensation plan as of September 30, 2013 and 2012 was $13.3 million and $10.5 million, respectively.

Note 9. Share-Based Compensation

Stock Options

The Company's employee stock option plans provide for the granting of incentive and nonqualified stock options to acquire shares of Common Stock to employees at a price not less than the fair market value of the Common Stock on the date the option is granted. Option terms and vesting periods are determined at the date of grant by the Compensation Committee of the board of directors. Employee options generally vest ratably, in equal amounts, over a four-year service period and expire in seven years (ten years for all grants issued prior to February 2008). The Company's non-employee director stock option plans provide for the granting of nonqualified stock options to acquire shares of Common Stock to non-employee directors at the fair market value of the Common Stock on the date of the grant. Non-employee director options vest ratably, in equal amounts, over a three-year service period and expire in ten years.

At September 30, 2013, employee and non-employee director stock options for an additional 28.0 million shares may be granted under the AmerisourceBergen Corporation Equity Incentive Plan.

The estimated fair values of options granted are expensed as compensation on a straight-line basis over the requisite service periods of the awards and are net of estimated forfeitures. The Company estimates the fair values of option grants using a binomial option pricing model. Expected volatilities are based on the historical volatility of the Company's Common Stock and other factors, such as implied market volatility. The Company uses historical exercise data, taking into consideration the optionees' ages at grant date, to estimate the terms for which the options are expected to be outstanding. The Company anticipates that the terms of options granted in the future will be similar to those granted in the past. The risk-free rates during the terms of such options are based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair values of the options granted during the fiscal years ended September 30, 2013, 2012, and 2011 were $6.54, $6.36, and $7.43, respectively. The following assumptions were used to estimate the fair values of options granted:

	Fiscal Year Ended September 30,		
	2013	2012	2011
Weighted average risk-free interest rate	0.44%	0.59%	1.80%
Expected dividend yield	1.29%	1.39%	1.10%
Weighted average volatility of common stock	24.22%	25.63%	26.46%
Weighted average expected life of the options	3.69 years	3.69 years	3.83 years

Changes to the above valuation assumptions could have a significant impact on share-based compensation expense. During the fiscal years ended September 30, 2013, 2012, and 2011, the Company recorded stock option expense of $20.2 million, $15.4 million, and $18.8 million, respectively.

A summary of the Company's stock option activity and related information for its option plans for the fiscal year ended September 30, 2013 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(000's)			(000's)
Outstanding at September 30, 2012	16,086	$ 28	5 years	
Granted	3,856	$ 41		
Exercised	(4,926)	$ 23		
Forfeited	(897)	$ 38		
Outstanding at September 30, 2013	14,119	$ 33	4 years	$ 402,257
Exercisable at September 30, 2013	6,452	$ 26	3 years	$ 225,143
Expected to vest after September 30, 2013	7,104	$ 38	5 years	$ 164,089

The intrinsic value of stock option exercises during fiscal 2013, 2012, and 2011 was $131.8 million, $82.1 million, and $118.5 million, respectively.

A summary of the status of the Company's nonvested options as of September 30, 2013 and changes during the fiscal year ended September 30, 2013 is presented below:

	Options	Weighted Average Grant Date Fair Value
	(000's)	
Nonvested at September 30, 2012	7,601	$ 6
Granted	3,856	$ 7
Vested	(2,906)	$ 6
Forfeited	(884)	$ 6
Nonvested at September 30, 2013	7,667	$ 7

During the fiscal years ended September 30, 2013, 2012, and 2011, the total fair values of options vested were $17.4 million, $17.2 million, and $18.0 million, respectively. Expected future compensation expense relating to the 7.7 million nonvested options outstanding as of September 30, 2013 is $35.8 million, which will be recognized over a weighted average period of 2.4 years.

Restricted Stock and Restricted Stock Units

Restricted shares vest in full after three years. The estimated fair value of restricted shares under the Company's restricted stock plans is determined by the product of the number of shares granted and the grant date market price of the Company's Common Stock. The estimated fair value of restricted shares is expensed on a straight-line basis over the requisite service period of three years. During the fiscal years ended September 30, 2013, 2012, and 2011, the Company recorded restricted stock expense of $12.1 million, $9.0 million, and $8.5 million, respectively.

A summary of the status of the Company's restricted shares as of September 30, 2013 and changes during the fiscal year ended September 30, 2013 is presented below:

	Restricted Shares	Weighted Average Grant Date Fair Value
	(000's)	
Nonvested at September 30, 2012	1,058	$ 34
Granted	448	$ 44
Vested	(318)	$ 30
Forfeited	(65)	$ 37
Nonvested at September 30, 2013	1,123	$ 39

During the fiscal years ended September 30, 2013, 2012, and 2011, the total fair values of restricted shares vested were $9.7 million, $6.1 million, and $7.3 million, respectively. Expected future compensation expense relating to the 1.1 million restricted shares outstanding as of September 30, 2013 is $19.3 million, which will be recognized over a weighted average period of 1.5 years.

Performance Stock Units

Beginning in fiscal 2012, performance stock units were granted to certain executive employees under the Plan, which represent Common Stock potentially issuable in the future. Performance stock units vest at the end of a three-year performance period based on achievement of specific performance goals. Based on the extent to which the targets are achieved, vested shares may range from 0 percent to 150 percent of the target award amount. The fair value of performance stock units is determined by the grant date market price of the Company's Common Stock and the compensation expense associated with nonvested performance stock units is dependent on the Company's periodic assessment of the probability of the targets being achieved and its estimate of the number of shares that will ultimately be issued. During the fiscal years ended September 30, 2013 and 2012, the Company recognized $3.7 million and $1.5 million of compensation expense, respectively, related to these performance stock units.

Employee Stock Purchase Plan

The AmerisourceBergen Corporation Employee Stock Purchase Plan provides for an aggregate of 4,000,000 shares of Common Stock that may be sold to eligible employees (generally defined as employees with at least 30 days of service with the Company). The participants may elect to have the Company withhold up to 25% of base salary to purchase shares of the Company's Common Stock at a price equal to 95% of the fair market value of the stock on the last business day of each six-month purchase period. Each participant is limited to $25,000 of purchases during each calendar year. During the fiscal years ended September 30, 2013, 2012, and 2011, the Company acquired 93,813 shares, 113,692 shares, and 106,959 shares, respectively, from the open market for issuance to participants in this plan. As of September 30, 2013, the Company has withheld $1.1 million from eligible employees for the purchase of additional shares of Common Stock.

Note 10. Leases and Other Commitments

At September 30, 2013, future minimum payments totaling $284.0 million under noncancelable operating leases with remaining terms of more than one fiscal year were due as follows: 2014 — $54.5 million; 2015 — $49.2 million; 2016 — $42.3 million; 2017 — $32.3 million; 2018 — $29.7 million; and thereafter — $76.0 million. In the normal course of business, operating leases are generally renewed or replaced by other leases. Certain operating leases include escalation clauses. Total rental expense was $79.6 million in fiscal 2013, $65.3 million in fiscal 2012, and $53.3 million in fiscal 2011.

The Company has commitments to purchase product from influenza vaccine manufacturers through the 2014/2015 flu season. The Company is required to purchase doses at prices it believes will represent market prices. The Company currently estimates its remaining purchase commitment under these agreements will be approximately $36.9 million as of September 30, 2013.

The Company outsources to IBM Global Services ("IBM") a significant portion of its corporate and AmerisourceBergen Drug Corporation information technology activities. The remaining commitment under the Company's ten-year arrangement, as amended, which expires in June 2015, is approximately $54.1 million as of September 30, 2013, of which $31.3 million represents the Company's commitment in fiscal 2014.

Note 11. Employee Severance, Litigation and Other

The following table illustrates the charges incurred by the Company relating to employee severance, litigation and other for the three fiscal years ended September 30, 2013 (in thousands):

	2013	2012	2011
Employee severance	$ 491	$ 33,040	$ 4,382
Litigation costs	—	—	16,000
Deal-related transaction costs	22,976	11,100	3,185
Total employee severance, litigation and other	$ 23,467	$ 44,140	$ 23,567

During fiscal 2011, the Company introduced its Energiz program, which encompassed a combination of initiatives, to maximize salesforce productivity, improve customer contractual compliance, and drive efficiency by linking the Company's information technology capabilities more effectively with its operations. In connection with the Energiz program, which the Company completed as of September 30, 2011, the Company terminated 103 employees and incurred $4.4 million of severance costs. Additionally, in fiscal 2011, the Company accrued $16.0 million related to a preliminary settlement agreement with respect to a qui tam litigation matter.

During fiscal 2012, the Company introduced a number of initiatives, some of which were made possible as a result of efficiencies gained through the implementation of the Company's enterprise resource planning system, to improve its operating efficiency across many of its businesses and certain administrative functions. In connection with these initiatives, the Company recorded $33.0 million of employee severance and other related costs in fiscal 2012. Other costs included an estimated $10.3 million liability to exit the Company's participation in a multi-employer pension plan resulting from a distribution facility closure in fiscal 2013. Through September 30, 2013, a total of 314 employees were severed relating to the fiscal 2012 initiatives.

During fiscal 2013, the Company incurred $23.0 million of deal-related transaction costs (primarily related to professional fees with respect to the Walgreens and Alliance Boots transaction) and $0.5 million of employee severance and other related costs. During fiscal 2012, the Company incurred $11.1 million of deal-related transaction costs in connection with business combinations.

Employees receive their severance benefits over a period of time, generally not in excess of 12 months, or in the form of a lump-sum payment.

The following table displays the activity recorded within accrued expenses and other from September 30, 2011 to September 30, 2013 related to the matters discussed above (in thousands):

	Employee Severance	Litigation and Other	Total
Balance as of September 30, 2011	$ 3,610	$ 20,290	$ 23,900
Expense recorded during the period	33,040	11,100	44,140
Payments made during the period	(5,668)	(13,537)	(19,205)
Balance as of September 30, 2012	30,982	17,853	48,835
Expense recorded during the period	491	22,976	23,467
Payments made during the period	(15,671)	(39,597)	(55,268)
Balance as of September 30, 2013	$ 15,802	$ 1,232	$ 17,034

Note 12. Legal Matters and Contingencies

In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, government subpoenas, and government investigations, including antitrust, commercial, environmental, product liability, intellectual property, regulatory, employment discrimination, and other matters. Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve. The Company establishes reserves based on its periodic assessment of estimates of probable losses. There can be no assurance that an adverse resolution of one or more matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period or on the Company's financial condition.

Qui Tam

The qui tam provisions of the federal civil False Claims Act and various state and local civil False Claims Acts permit a private person, known as a "relator" or whistleblower, to file civil actions under these statutes on behalf of the federal, state and local governments. Such cases may involve allegations around the marketing, sale and/or purchase of pharmaceutical products. Qui tam complaints are initially filed by the relator under seal (or on a confidential basis) and the filing of the complaint imposes obligations on government authorities to investigate the allegations in the complaint and to determine whether or not to intervene in the action. Qui tam complaints remain sealed until the court in which the case was filed orders otherwise.

The Company has learned that there are filings in one or more federal district courts, including a qui tam complaint filed by one of its former employees, that are under seal and may involve allegations against the Company (and/or subsidiaries or businesses of the Company, including its group purchasing organization for oncologists and its oncology distribution business) relating to its distribution of certain pharmaceutical products to providers. The Company and ABSG have also received subpoenas from the United States Attorney's Office for the Eastern District of New York ("USAO") requesting production of documents and information relating to ABSG's oncology distribution center and pharmacy in Dothan, Alabama, its group purchasing organization for oncologists, and intercompany transfers of certain oncology products, which the Company believes could be related to one or more of the qui tam actions that remain under seal. The Company is in the process of responding to the subpoenas and is cooperating fully with the USAO. The Company cannot predict the outcome of any pending action in which any AmerisourceBergen entity is or may become a defendant.

Subpoenas from United States Attorney's Offices

In fiscal 2012, the Company's subsidiary, ABDC, received a subpoena from the United States Attorney's Office in New Jersey (the "USAO") in connection with a grand jury proceeding requesting documents concerning ABDC's program for controlling and monitoring diversion of controlled substances into channels other than for legitimate medical, scientific, and industrial purposes. ABDC also received a subpoena from the Drug Enforcement Administration ("DEA") in connection with the matter. In addition to requesting information on ABDC's diversion control program generally, the subpoenas also request documents concerning specific customers' purchases of controlled substances. ABDC has responded to the subpoenas and is cooperating fully with the USAO and the DEA. On August 30, 2013, ABDC received a second subpoena from the USAO requesting additional information related to the documents produced in response to the first subpoena, as well as information regarding additional specific customers' purchases of controlled substances. The Company cannot predict the outcome of this matter.

In fiscal 2013, the Company or ABDC has also received similar subpoenas from the United States Attorney's Office in the District of Kansas and the United States Attorney's Office in the Northern District of Ohio in connection with grand jury proceedings requesting documents in concerning ABDC's program for controlling and monitoring diversion of controlled substances into channels other than for legitimate medical, scientific and industrial purposes. As in the New Jersey matter described above, in addition to requesting information on ABDC's diversion control program generally, the subpoenas also request documents concerning specific customers' purchases of controlled substances. The Company is in the process of responding to the subpoenas and cannot predict the outcome of these matters.

West Virginia Complaint

On June 26, 2012, the Attorney General of the State of West Virginia ("West Virginia") filed a complaint (the "Complaint") in the Circuit Court of Boone County, West Virginia, against a number of pharmaceutical wholesale distributors, including the Company's subsidiary, ABDC, alleging, among other things, that the distributors failed to provide effective controls and procedures to guard against diversion of controlled substances for illegitimate purposes in West Virginia. The Complaint also alleges that the distributors acted negligently by distributing controlled substances to pharmacies that serve individuals who abuse prescription pain medication and were unjustly enriched by such conduct, violated consumer credit and protection laws, created a public nuisance, and violated state antitrust laws in connection with the distribution of controlled substances. West Virginia is seeking injunctive relief to enjoin alleged violations of state regulations requiring suspicious order monitoring and reporting and to require defendants to fund a medical monitoring treatment program. The Complaint also seeks a jury trial to determine any losses and damages sustained by West Virginia as a result of the defendants' alleged conduct. On July 26, 2012, one of the defendants, J.M. Smith Corporation d/b/a Smith Drug Company, filed a Notice of Removal from the Circuit Court of Boone County, West Virginia to the United States District Court for the Southern District of West Virginia, and ABDC and all other defendants filed Consents to Removal. On August 27, 2012, West Virginia filed a Motion to Remand, to which J.M. Smith Corporate d/b/a Smith Drug Company, joined by all other defendants, filed a reply. On March 27, 2013, the Court granted West Virginia's Motion to Remand and West Virginia notified the parties that they intend to file an amended complaint. The parties are currently litigating certain procedural matters relating to discovery request. The Company cannot predict the outcome of this matter.

Note 13. Litigation Settlements

Antitrust Settlements

Numerous class action lawsuits have been filed against certain brand pharmaceutical manufacturers alleging that the manufacturer, by itself or in concert with others, took improper actions to delay or prevent generic drugs from entering the market.

The Company has not been a named plaintiff in any of these class actions, but has been a member of the direct purchasers' class (i.e., those purchasers who purchase directly from these pharmaceutical manufacturers). None of the class actions has gone to trial, but some have settled in the past with the Company receiving proceeds from the settlement funds. During the fiscal years ended September 30, 2013, 2012, and 2011, the Company recognized gains of $22.9 million, $14.8 million, and $2.1 million, respectively, relating to the above-mentioned class action lawsuits. These gains, which are net of attorney fees and estimated payments due to other parties, were recorded as reductions to cost of goods sold in the Company's consolidated statements of operations.

Note 14. Business Segment Information

The Company is organized based upon the products and services it provides to its customers. The Company's operations are comprised the Pharmaceutical Distribution reportable segment and Other. The Pharmaceutical Distribution reportable segment consists of the AmerisourceBergen Drug Corporation ("ABDC") and AmerisourceBergen Specialty Group ("ABSG") operating segments. Other consists of the AmerisourceBergen Consulting Services ("ABCS") and World Courier operating segments.

The Company has aggregated the operating segments of ABDC and ABSG into one reportable segment, the Pharmaceutical Distribution segment. The results of operations of the ABCS and World Courier operating segments are not significant enough to require separate reportable segment disclosure, and therefore have been included in Other for the purpose of reportable segment presentation.

The Company's ability to aggregate ABDC and ABSG into one reportable segment was based on the following:

- the objective and basic principles of ASC 280;
- the aggregation criteria as noted in ASC 280; and
- the fact that ABDC and ABSG have similar economic characteristics.

The chief operating decision maker for the Company is the President and Chief Executive Officer of the Company whose function is to allocate resources to, and assess the performance of, the ABDC and ABSG operating segments. ABDC and ABSG each have an executive who functions as an operating segment manager whose role includes reporting directly to the President and Chief Executive Officer of the Company on their respective operating segment's business activities, financial results and operating plans.

The businesses of the Pharmaceutical Distribution operating segments are similar in that they service both healthcare providers and pharmaceutical manufacturers in the pharmaceutical supply channel. The distribution of pharmaceutical drugs has historically represented more than 95% of the Company's revenues. ABDC and ABSG each operate in a high volume and low margin environment and, as a result, their economic characteristics are similar. Each operating segment warehouses and distributes products in a similar manner. Additionally, each operating segment is subject, in whole or in part, to the same extensive regulatory environment under which the pharmaceutical distribution industry operates.

ABDC distributes a comprehensive offering of brand-name pharmaceuticals (including specialty pharmaceutical products) and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers, including acute care hospitals and health systems, independent and chain retail pharmacies, mail order pharmacies, medical clinics, long-term care and other alternate site pharmacies and other customers. ABDC also provides pharmacy management, staffing and other consulting services; scalable automated pharmacy dispensing equipment; medication and supply dispensing cabinets; and supply management software to a variety of retail and institutional healthcare providers. Additionally, ABDC delivers packaging solutions to institutional and retail healthcare providers.

ABSG, through a number of operating businesses, provides distribution and other services primarily to physicians who specialize in a variety of disease states, especially oncology, and to other healthcare providers, including dialysis clinics. ABSG also distributes plasma and other blood products, injectible pharmaceuticals and vaccines. Additionally, ABSG provides third party logistics and outcomes research, and other services for biotechnology and other pharmaceutical manufacturers.

The Company's use of the terms "specialty" and "specialty pharmaceutical products" refers to drugs used to treat complex diseases, such as cancer, diabetes, and multiple sclerosis. Specialty pharmaceutical products are part of complex treatment regimens for serious conditions and diseases that generally require ongoing clinical monitoring. The Company believes the terms "specialty" and "specialty pharmaceutical products" are used consistently by industry participants and its competitors. However, the Company cannot be certain that other distributors of specialty products define these and other similar terms in exactly the same manner as the Company does.

Both ABDC and ABSG distribute specialty drugs to their customers, with the principal difference between these two operating segments being that ABSG operates distribution facilities that focus primarily on complex disease treatment regimens. Therefore, a product distributed from one of ABSG's distribution facilities results in revenue reported under ABSG, and a product distributed from one of ABDC's distribution centers results in revenue reported under ABDC. Essentially, all of ABSG's sales consist of specialty pharmaceutical products. ABDC sales of specialty pharmaceutical products are a relatively small component of its overall revenue.

As noted above, Other consists of the ABCS and World Courier operating segments. ABCS, through a number of operating businesses, provides commercialization support services including reimbursement support programs, outcomes research, contract field staffing, patient assistance and copay assistance programs, adherence programs, risk mitigation services, and other market access programs to pharmaceutical and biotechnology manufacturers. World Courier, which operates in over 50 countries, is a leading global specialty transportation and logistics provider for the biopharmaceutical industry.

The following tables illustrate reportable segment information for the periods indicated (in thousands):

	Revenue		
Fiscal year ended September 30,	2013	2012	2011
Pharmaceutical Distribution	$ 86,387,950	$ 76,940,544	$ 78,444,933
Other	1,763,549	1,324,744	302,012
Intersegment eliminations	(192,332)	(184,482)	(51,286)
Revenue	$ 87,959,167	$ 78,080,806	$ 78,695,659

Intersegment eliminations primarily represent the elimination of certain ABCS sales to the Pharmaceutical Distribution segment.

	Operating Income		
Fiscal year ended September 30,	2013	2012	2011
Pharmaceutical Distribution	$ 919,455	$ 1,275,636	$ 1,184,673
Other	92,466	72,119	28,414
Warrants	(90,055)	—	—
Employee severance, litigation and other	(23,467)	(44,140)	(23,567)
Operating income	898,399	1,303,615	1,189,520
Other loss (income)	44	(5,827)	(4,617)
Interest expense, net	73,897	92,569	76,148
Income from continuing operations before income taxes	$ 824,458	$ 1,216,873	$ 1,117,989

Segment operating income is evaluated before Warrant expense; employee severance, litigation and other; other loss (income); and interest expense, net. All corporate office expenses are allocated to the operating segments within Pharmaceutical Distribution and Other.

	Assets	
At September 30,	2013	2012
Pharmaceutical Distribution	$ 17,589,320	$ 13,429,646
Other	1,329,318	1,349,757
Assets held for sale	—	662,853
Total assets	$ 18,918,638	$ 15,442,256

	Depreciation & Amortization		
Fiscal year ended September 30,	2013	2012	2011
Pharmaceutical Distribution	$ 116,672	$ 106,028	$ 90,005
Other	45,514	28,347	11,357
Total depreciation and amortization	$ 162,186	$ 134,375	$ 101,362

Depreciation and amortization includes depreciation and amortization of property and equipment and intangible assets, but excludes amortization of deferred financing costs and other debt-related items which are included in interest expense.

	Capital Expenditures		
Fiscal year ended September 30,	2013	2012	2011
Pharmaceutical Distribution	$ 172,549	$ 85,980	$ 143,584
Other	29,901	47,312	12,558
Total capital expenditures	$ 202,450	$ 133,292	$ 156,142

Note 15. Fair Value of Financial Instruments

The recorded amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable at September 30, 2013 and 2012 approximate fair value based upon the relatively short-term nature of these financial instruments. Within cash and cash equivalents, the Company had no investments in money market accounts as of September 30, 2013. The Company had $230.0 million of investments in money market accounts as of September 30, 2012. The fair values of the money market accounts were determined on unadjusted quoted prices in active markets for identical assets, otherwise known as Level 1 inputs. The recorded amount of debt (see Note 6) and the corresponding fair value as of September 30, 2013 were $1,396.6 million and $1,502.0 million, respectively. The recorded amount of debt and the corresponding fair value as of September 30, 2012 were $1,395.9 million and $1,584.7 million, respectively. The fair values of debt were determined based on quoted market prices, otherwise known as Level 2 inputs.

Note 16. Quarterly Financial Information (Unaudited)

	Fiscal Year Ended September 30, 2013				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(In thousands, except per share amounts)				
Revenue	$ 21,059,811	$ 20,523,668	$ 21,906,648	$ 24,469,040	$ 87,959,167
Gross profit (a)	$ 660,828	$ 716,989	$ 562,450	$ 567,552	$ 2,507,819
Distribution, selling and administrative expenses, depreciation, and amortization	359,384	363,404	372,311	400,799	1,495,898
Warrants	—	3,761	35,815	50,479	90,055
Employee severance, litigation and other	2,004	(299)	19,678	2,084	23,467
Operating income	$ 299,440	$ 350,123	$ 134,646	$ 114,190	$ 898,399
Income from continuing operations	$ 174,621	$ 204,143	$ 64,110	$ 50,561	$ 493,435
(Loss) income from discontinued operations, net of tax (b)	(6,010)	(158,509)	104,329	462	(59,728)
Net income	$ 168,611	$ 45,634	$ 168,439	$ 51,023	$ 433,707
Earnings per share from continuing operations:					
Basic	$ 0.75	$ 0.89	$ 0.28	$ 0.22	$ 2.14
Diluted	$ 0.74	$ 0.87	$ 0.27	$ 0.22	$ 2.10
Earnings per share:					
Basic	$ 0.73	$ 0.20	$ 0.73	$ 0.22	$ 1.88
Diluted	$ 0.71	$ 0.19	$ 0.71	$ 0.22	$ 1.84

(a) The first, second, third and fourth quarters of 2013 include gains of $12.3 million, $3.5 million, $6.0 million, and $1.1 million, respectively, from antitrust litigation settlements. The first, second, third, and fourth quarters of 2013 include a LIFO charge of $1.1 million, a LIFO credit of $0.2 million, a LIFO charge of $122.1 million, and a LIFO charge of $154.0 million, respectively.

(b) Includes (loss) income from AB and ABCC, both of which were divested in May 2013 (see Note 3).

	Fiscal Year Ended September 30, 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(In thousands, except per share amounts)				
Revenue	$ 19,981,185	$ 19,708,371	$ 19,326,807	$ 19,064,443	$ 78,080,806
Gross profit (a)	$ 573,262	$ 679,741	$ 667,866	$ 713,817	$ 2,634,686
Distribution, selling and administrative expenses, depreciation and amortization	286,300	293,654	339,345	367,632	1,286,931
Employee severance, litigation and other	3,559	9,027	4,135	27,419	44,140
Operating income	$ 283,403	$ 377,060	$ 324,386	$ 318,766	$ 1,303,615
Income from continuing operations	$ 161,592	$ 219,143	$ 190,177	$ 190,449	$ 761,361
Income (loss) from discontinued operations, net of tax (b)	524	(7,038)	(8,906)	(26,955)	(42,375)
Net income	$ 162,116	$ 212,105	$ 181,271	$ 163,494	$ 718,986
Earnings per share from continuing operations:					
Basic	$ 0.63	$ 0.85	$ 0.75	$ 0.78	$ 3.01
Diluted	$ 0.61	$ 0.84	$ 0.74	$ 0.77	$ 2.96
Earnings per share:					
Basic	$ 0.63	$ 0.82	$ 0.72	$ 0.67	$ 2.84
Diluted	$ 0.62	$ 0.81	$ 0.71	$ 0.66	$ 2.80

(a) The fourth quarter of fiscal 2012 includes a gain of $14.8 million from antitrust litigation settlements.

(b) Includes income (loss) from AB and ABCC, both of which were classified as discontinued operations.

Note 17. Subsequent Event

Dividend Increase

In November 2013, the Company's board of directors increased the quarterly dividend paid on Common Stock by 12% and declared a regular quarterly cash dividend of $0.235 payable on December 2, 2013 to shareholders of record on November 18, 2013.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are intended to ensure that information required to be disclosed in the Company's reports submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. These controls and procedures also are intended to ensure that information required to be disclosed in such reports is accumulated and communicated to management to allow timely decisions regarding required disclosures.

The Company's Chief Executive Officer and Chief Financial Officer, with the participation of other members of the Company's management, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a — 15(e) and 15d — 15(e) under the Exchange Act) and have concluded that the Company's disclosure controls and procedures were effective for their intended purposes as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes during the fiscal quarter ended September 30, 2013 in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, those controls.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of AmerisourceBergen Corporation ("AmerisourceBergen" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AmerisourceBergen's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

AmerisourceBergen's management assessed the effectiveness of AmerisourceBergen's internal control over financial reporting as of September 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on management's assessment and those criteria, management has concluded that AmerisourceBergen's internal control over financial reporting was effective as of September 30, 2013.

AmerisourceBergen's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of AmerisourceBergen's internal control over financial reporting. This report is set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of AmerisourceBergen Corporation

We have audited internal control over financial reporting of AmerisourceBergen Corporation and subsidiaries as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework (the COSO criteria). AmerisourceBergen Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AmerisourceBergen Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AmerisourceBergen Corporation and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2013 and our report dated November 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
November 26, 2013

ITEM 9B. ***OTHER INFORMATION***

None.

PART III

ITEM 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

Information appearing in our Notice of Annual Meeting of Stockholders and Proxy Statement for the 2014 Annual Meeting of stockholders (the "2014 Proxy Statement") including information under "Election of Directors," "Additional Information about the Directors, the Board and the Board Committees," "Codes of Ethics," "Audit Matters," and "Section 16 (a) Beneficial Reporting Compliance," is incorporated herein by reference. We will file the 2014 Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the fiscal year.

Information with respect to Executive Officers of the Company appears in Part I of this report.

We adopted a Code of Ethics for Designated Senior Officers that applies to our Chief Executive Officer, Chief Financial Officer and Corporate Controller. A copy of this Code of Ethics is filed as an exhibit to this report and is posted on our Internet website, which is *www.amerisourcebergen.com*. Any amendment to, or waiver from, any provision of this Code of Ethics will be posted on our Internet website.

ITEM 11. ***EXECUTIVE COMPENSATION***

Information contained in the 2014 Proxy Statement, including information appearing under "Compensation Matters" and "Executive Compensation" in the 2014 Proxy Statement, is incorporated herein by reference.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

Information contained in the 2014 Proxy Statement, including information appearing under "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" in the 2014 Proxy Statement, is incorporated herein by reference.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

Information contained in the 2014 Proxy Statement, including information appearing under "Additional Information about the Directors, the Board, and the Board Committees," "Corporate Governance," "Agreements with Employees" and "Certain Transactions" in the 2014 Proxy Statement, is incorporated herein by reference.

ITEM 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

Information contained in the 2014 Proxy Statement, including information appearing under "Audit Matters" in the 2014 Proxy Statement, is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) (1) and (2) List of Financial Statements and Schedules.

Financial Statements: The following consolidated financial statements are submitted in response to Item 15(a)(1):

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a) (3) List of Exhibits.*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment dated as of March 4, 2010, as amended by the Certificate of Amendment dated as of February 7, 2011 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011).
3.2	Amended and Restated Bylaws of the Registrant, as of February 17, 2011 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 22, 2011).
4.1	Indenture, dated as of September 14, 2005, between the Registrant and The Bank of New York Mellon (formerly known as The Bank of New York), as successor as trustee to J.P. Morgan Trust Company, National Association, as trustee, related to the Registrant's 5⅞% Senior Notes due 2015 (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005).
4.2	Form of 5⅞% Senior Notes due 2015 (incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005).
4.3	Indenture, dated as of November 19, 2009, between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 23, 2009).
4.4	First Supplemental Indenture, dated as of November 19, 2009, between the Registrant and U.S. Bank National Association, as trustee, related to the Registrant's 4.875% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 23, 2009).
4.5	Form of 4.875% Senior Notes due 2019 (incorporated by reference to Exhibit A to First Supplemental Indenture, dated as of November 19, 2009, between the Registrant and U.S. Bank National Association, as trustee, related to the Registrant's 4.875% Senior Notes due 2019, which is filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 23, 2009).
4.6	Second Supplemental Indenture, dated as of November 14, 2011, between the Registrant and U.S. Bank National Association, as trustee, related to Registrant's 3.500% Senior Notes due 2021 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 14, 2011).
4.7	Form of 3.500% Senior Notes due 2021 (incorporated by reference to Exhibit A to Second Supplemental Indenture, dated as of November 14, 2011, between the Registrant and U.S. Bank National Association, as trustee, related to Registrant's 3.500% Senior Notes due 2021, which is filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 23, 2009).
4.8	Warrant No. 1A issued to Walgreens Pharmacy Strategies, LLC on March 18, 2013 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 20, 2013).
4.9	Warrant No. 1B issued to Alliance Boots Luxembourg S.à.r.l. on March 18, 2013 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 20, 2013).
4.10	Warrant No. 2A issued to Walgreens Pharmacy Strategies, LLC on March 18, 2013 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on March 20, 2013).
4.11	Warrant No. 2B issued to Alliance Boots Luxembourg S.à.r.l. on March 18, 2013 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on March 20, 2013).
10.1	Framework Agreement, dated as of March 18, 2013, by and among AmerisourceBergen Corporation, Walgreen Co. and Alliance Boots GmbH (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 20, 2013).
10.2	Shareholders Agreement, dated as of March 18, 2013, by and among AmerisourceBergen Corporation, Walgreen Co. and Alliance Boots GmbH (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 20, 2013).
‡10.3	AmeriSource Master Pension Plan (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-1 of AmeriSource Health Corporation, Registration No. 33-27835, filed March 29, 1989).
‡10.4	AmerisourceBergen Drug Corporation Supplemental Retirement Plan, as amended and restated as of November 24, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008).
‡10.5	AmerisourceBergen Corporation 2001 Non-Employee Directors' Stock Option Plan, as amended as of November 9, 2005 (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005).
‡10.6	AmerisourceBergen Corporation 2001 Restricted Stock Plan, as amended and restated as of November 12, 2008 (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008).

Exhibit Number	Description
‡10.7	AmerisourceBergen Corporation 2001 Deferred Compensation Plan, as amended and restated as of November 24, 2008 (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008).
‡10.8	AmerisourceBergen Corporation Supplemental 401(k) Plan, as amended and restated as of November 24, 2008 (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2008).
‡10.9	AmerisourceBergen Corporation Equity Incentive Plan, as amended and restated as of January 1, 2011(incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 25, 2013).
‡10.10	Form of Nonqualified Stock Option Award Agreement to Employee under the AmerisourceBergen Corporation Equity Incentive Plan.
‡10.11	Form of Restricted Stock Award Agreement to Employee under the AmerisourceBergen Corporation Equity Incentive Plan.
‡10.12	Form of Restricted Stock Unit Award Agreement to Employee under the AmerisourceBergen Corporation Equity Incentive Plan.
‡10.13	Form of Performance-Based Restricted Stock Unit Award Agreement to Employee under the AmerisourceBergen Corporation Equity Incentive Plan.
‡10.14	AmerisourceBergen Corporation 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011).
‡10.15	AmerisourceBergen Corporation Compensation Policy for Non-Employee Directors, as amended as of May 16, 2013 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013).
‡10.16	Employment Agreement, dated as of February 1, 2010, between the Registrant and June Barry (incorporated by reference to Exhibit 10.20 to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2010).
‡10.17	Amended and Restated Employment Agreement, dated as of November 24, 2008, between the Registrant and John G. Chou (incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008).
‡10.18	Letter Agreement, dated January 7, 2009, between the Registrant and John G. Chou (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008).
‡10.19	Second Amendment and Restatement of Employment Agreement, dated as of November 11, 2010, between the Registrant and Steven H. Collis (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2010).
‡10.20	Stock Option Award to Steven H. Collis, dated as of August 7, 2013 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 9, 2013).
‡10.21	Restricted Stock Award to Steven H. Collis, dated as of August 7, 2013 (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on August 9, 2013).
‡10.22	Employment Agreement, dated as of April 8, 2010, between the Registrant and James D. Frary (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011).
‡10.23	Employment Agreement, dated as of May 10, 2012, between the Registrant and Tim G. Guttman (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2012).
‡10.24	Employment Agreement, dated as of November 26, 2010, between the Registrant and Peyton R. Howell (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011).
‡10.25	Amended and Restated Employment Agreement, dated as of December 15, 2008, between the Registrant and David W. Neu (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011).
‡10.26	Letter Agreement, dated January 7, 2009, between the Registrant and David W. Neu (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011).
10.27	Receivables Sale Agreement between AmerisourceBergen Drug Corporation, as originator, and AmeriSource Receivables Financial Corporation, as buyer, dated as of July 10, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010).

Exhibit Number	Description
10.28	First Amendment to Receivables Sale Agreement, dated as of April 29, 2010, by and between Amerisource Receivables Financial Corporation, as buyer, and AmerisourceBergen Drug Corporation as originator (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on May 5, 2010).
10.29	Second Amendment to Receivables Sales Agreement, dated as of April 28, 2011, between Amerisource Receivables Financial Corporation, as buyer, and AmerisourceBergen Drug Corporation, as originator (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 4, 2011).
10.30	Third Amendment to Receivables Sale Agreement, dated as of October 28, 2011, between Amerisource Receivables Financial Corporation, as buyer, and AmerisourceBergen Drug Corporation, as originator (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 28, 2011).
10.31	Amended and Restated Receivables Purchase Agreement, dated as of April 29, 2010, among AmeriSource Receivables Financial Corporation, as seller, AmerisourceBergen Drug Corporation, as servicer, the various purchaser groups party thereto, and Bank of America, National Association, as administrator (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on May 5, 2010).
10.32	First Amendment to Amended and Restated Receivables Purchase Agreement, dated as of April 28, 2011, among Amerisource Receivables Financial Corporation, as seller, AmerisourceBergen Drug Corporation, as servicer, the purchaser agents and purchasers party thereto, and Bank of America, National Association, as administrator (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 4, 2011).
10.33	Second Amendment to Amended and Restated Receivables Purchase Agreement, dated as of October 28, 2011, among Amerisource Receivables Financial Corporation, as seller, AmerisourceBergen Drug Corporation, servicer, the purchaser agents and purchasers party thereto, and Bank of America, National Association, as administrator (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on October 28, 2011).
10.34	Third Amendment to Amended and Restated Receivables Purchase Agreement, dated as of November 16, 2012, among Amerisource Receivables Financial Corporation, as seller, AmerisourceBergen Drug Corporation, as servicer, the purchaser agents and purchasers party thereto, and Bank of America, National Association, as administrator (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 21, 2012).
10.35	Fourth Amendment to Amended and Restated Receivables Purchase Agreement, dated as of January 16, 2013, among Amerisource Receivables Financial Corporation, as seller, AmerisourceBergen Drug Corporation, as servicer, the purchaser agents and purchasers party thereto, and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as administrator (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on form 8-K filed on January 17, 2013).
10.36	Fifth Amendment and Restated Receivables Purchase Agreement, dated as of June 28, 2013, among Amerisource Receivables Financial Corporation, as seller, AmerisourceBergen Drug Corporation, as servicer, the purchaser agents and purchasers party thereto, and the Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as administrator (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 3, 2013).
10.37	Amended and Restated Performance Undertaking, dated as of December 2, 2004, executed by the Registrant, as performance guarantor, in favor of Amerisource Receivables Financial Corporation, as recipient (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011).
10.38	First Amendment to Amended and Restated Performance Undertaking Agreement, dated as of April 28, 2011, executed by the Registrant, as performance guarantor (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 4, 2011).
10.39	Credit Agreement, dated as of March 18, 2011, among AmerisourceBergen Corporation, the borrowing subsidiaries party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 24, 2011).
10.40	Amendment and Restatement Agreement, dated as of October 28, 2011, among the Registrant, the borrowing subsidiaries party thereto, the lenders party thereto, and JP Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 28, 2011).

Exhibit Number	Description
10.41	Second Amendment and Restatement Agreement, dated as of November 20, 2012, among AmerisourceBergen Corporation, the borrowing subsidiaries party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 27, 2012).
10.42	Third Amendment and Restatement Agreement, dated as of July 9, 2013, among AmerisourceBergen Corporation, the borrowing subsidiaries party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 12, 2013).
10.43	Revolving Credit Note, dated as of March 8, 2013, between AmerisourceBergen Corporation and Citizens Bank of Pennsylvania (incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).
14	AmerisourceBergen Corporation Code of Ethics for Designated Senior Officers (incorporated by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
21	Subsidiaries of the Registrant.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32	Section 1350 Certifications of the Chief Executive Officer and Chief Financial Officer.
101	Financial statements from the Annual Report on Form 10-K of AmerisourceBergen Corporation for the fiscal year ended September 30, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.

* Copies of the exhibits will be furnished to any security holder of the Registrant upon payment of the reasonable cost of reproduction.

‡ Each marked exhibit is a management contract or a compensatory plan, contract or arrangement in which a director or executive officer of the Registrant participates or has participated.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERISOURCEBERGEN CORPORATION

Date: November 26, 2013

By: /s/ STEVEN H. COLLIS

Steven H. Collis
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below as of November 26, 2013 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ Steven H. Collis **Steven H. Collis**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Tim G. Guttman **Tim G. Guttman**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Lazarus Krikorian **Lazarus Krikorian**	Vice President and Corporate Controller
/s/ Richard C. Gozon **Richard C. Gozon**	Director and Chairman
/s/ Douglas R. Conant **Douglas R. Conant**	Director
/s/ Richard W. Gochnauer **Richard W. Gochnauer**	Director
/s/ Lon R. Greenberg **Lon R. Greenberg**	Director
/s/ Edward E. Hagenlocker **Edward E. Hagenlocker**	Director
/s/ Jane E. Henney, M.D. **Jane E. Henney, M.D.**	Director
/s/ Kathleen W. Hyle **Kathleen W. Hyle**	Director
/s/ Michael J. Long **Michael J. Long**	Director
/s/ Henry W. McGee **Henry W. McGee**	Director

AMERISOURCEBERGEN CORPORATION AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses (1)	Additions: Charged to Other Accounts (2)	Deductions-Describe (3)	Balance at End of Period
			(In thousands)		
Year Ended September 30, 2013					
Allowance for doubtful accounts	$ 85,741	$ 20,118	$ —	$ (23,479)	$ 82,380
Year Ended September 30, 2012					
Allowance for doubtful accounts	$ 88,833	$ 23,058	$ —	$ (26,150)	$ 85,741
Year Ended September 30, 2011					
Allowance for doubtful accounts	$ 93,849	$ 37,878	$ 62	$ (42,956)	$ 88,833

(1) Represents the provision for doubtful accounts.

(2) Represents the aggregate allowances of acquired entities at the respective acquisition dates.

(3) Represents accounts written off during year, net of recoveries.

(This page has been left blank intentionally.)

Exhibit 31.1

Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

I, Steven H. Collis, certify that:

1. I have reviewed this Annual Report on Form 10-K (the "Report") of AmerisourceBergen Corporation (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Steven H. Collis

Steven H. Collis
President and Chief Executive Officer

Date: November 26, 2013

Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

I, Tim G. Guttman, certify that:

1. I have reviewed this Annual Report on Form 10-K (the "Report") of AmerisourceBergen Corporation (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Tim G. Guttman

Tim G. Guttman
Senior Vice President and Chief Financial Officer

Date: November 26, 2013

Section 1350 Certification of Chief Executive Officer

In connection with the Annual Report of AmerisourceBergen Corporation (the "Company") on Form 10-K for the fiscal year ended September 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven H. Collis, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Steven H. Collis

Steven H. Collis
President and Chief Executive Officer

November 26, 2013

Section 1350 Certification of Chief Financial Officer

In connection with the Annual Report of AmerisourceBergen Corporation (the "Company") on Form 10-K for the fiscal year ended September 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tim G. Guttman, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Tim G. Guttman

Tim G. Guttman
Senior Vice President and Chief Financial Officer

November 26, 2013


AmerisourceBergen



January 24, 2014

Dear Stockholder:

I am pleased to invite you to attend our 2014 Annual Meeting of Stockholders on Thursday, March 6, 2014 at 2:00 p.m., Eastern Time. The meeting will be held at The Ritz Carlton, 280 Vanderbilt Beach Road, Naples, Florida 34108.

The Notice of the 2014 Annual Meeting of Stockholders and the Proxy Statement describe the items of business for the meeting. At the meeting we will also report on AmerisourceBergen's performance and operations during fiscal year 2013 and respond to stockholder questions.

Your vote is very important. Whether or not you plan to attend the 2014 Annual Meeting of Stockholders, we urge you to vote and to submit your proxy over the Internet, by telephone or by mail. If you are a registered stockholder and attend the meeting, you may revoke your proxy and vote your shares in person. If you hold your shares through a bank or broker and want to vote your shares in person at the meeting, please contact your bank or broker to obtain a legal proxy.

Thank you for your support.

Sincerely,

RICHARD C. GOZON
Chairman of the Board



Notice of 2014 Annual Meeting of Stockholders

TIME AND DATE:	2:00 p.m., Eastern Time, on Thursday, March 6, 2014
PLACE:	The Ritz Carlton 280 Vanderbilt Beach Road Naples, Florida 34108
ITEMS OF BUSINESS:	(1) To elect the ten nominees named in the accompanying Proxy Statement (or, if necessary, any substitute nominees selected by the Board of Directors) as a director, each to serve until the 2015 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified; (2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2014; (3) To conduct an advisory vote to approve the compensation of our named executive officers; (4) To approve the AmerisourceBergen Corporation Omnibus Incentive Plan; (5) To approve the amendment of our certificate of incorporation to provide for a stockholder right to call special meetings; and (6) To transact any other business properly coming before the meeting.
WHO MAY VOTE:	Stockholders of record on January 6, 2014.
DATE OF AVAILABILITY:	This Notice and Proxy Statement, together with our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, are being made available to stockholders on or about January 24, 2014.

By order of the Board of Directors,

Kathy H. Gaddes

KATHY H. GADDES
Vice President, Group General Counsel and Secretary

Important Notice Regarding Availability of Proxy Materials for AmerisourceBergen's Annual Meeting of Stockholders to be Held on March 6, 2014.

The Proxy Statement and Annual Report on Form 10-K are available at www.amerisourcebergen.com.

January 24, 2014

AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

PROXY STATEMENT

TABLE OF CONTENTS

ABOUT THE 2014 ANNUAL MEETING OF STOCKHOLDERS AND VOTING AT THE MEETING

Why am I being furnished this Proxy Statement?

The Board of Directors of AmerisourceBergen Corporation (the "Company," "AmerisourceBergen," "we" or "us") is furnishing this Proxy Statement in connection with its solicitation of proxies for use at the 2014 Annual Meeting of Stockholders to be held on March 6, 2014, and at any adjournments thereof. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 accompanies this Notice and Proxy Statement, but is not incorporated as a part of the Proxy Statement and is not to be regarded as part of the proxy solicitation material.

What are the items of business for the meeting?

The items of business for the meeting are as follows:

- To elect the ten nominees named in the Proxy Statement (or, if necessary, any substitute nominees selected by the Board of Directors) as a director, each to serve until the 2015 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified;
- To ratify the appointment of Ernst & Young LLP as AmerisourceBergen's independent registered public accounting firm for fiscal year 2014;
- To conduct an advisory vote to approve the compensation of our named executive officers;
- To approve the AmerisourceBergen Corporation Omnibus Incentive Plan;
- To approve the amendment of our certificate of incorporation to provide for a stockholder right to call special meetings; and
- To transact any other business properly coming before the meeting.

Who is soliciting my proxy?

The Board of Directors is soliciting your proxy in order to provide you with an opportunity to vote on all matters scheduled to come before the meeting whether or not you attend the meeting in person.

What if I received a Notice of Internet Availability of Proxy Materials?

We are providing access to our proxy materials over the Internet. Accordingly, on or about January 24, 2014, we are mailing to our record and beneficial stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials over the Internet and vote online. If you received a Notice of Internet Availability of Proxy Materials, you will not receive a printed copy of our proxy materials by mail unless you request one. You may request a printed copy of our proxy materials for the 2014 Annual Meeting of Stockholders. If you wish to receive a printed copy of our proxy materials, you should follow the instructions for requesting those materials included in the Notice of Internet Availability of Proxy Materials.

Who is entitled to vote?

You may vote if you owned shares of our common stock as of the close of business on January 6, 2014, which is the record date. You are entitled to one vote for each share of common stock that you own. As of January 6, 2014, we had 231,577,738 shares of common stock outstanding.

What shares can I vote?

You may vote all shares owned by you as of the close of business on January 6, 2014, the record date. These shares include:

- Shares held directly in your name as the stockholder of record.

- Shares of which you are the beneficial owner but not the stockholder of record. These are shares that are held for you through a broker, trustee or other nominee such as a bank, including shares purchased through any 401(k) plan or our employee stock purchase plan.

How do I vote before the meeting?

If you hold your shares in your own name as the stockholder of record, you have three options for voting and submitting your proxy before the meeting:

- By Internet — We encourage you to vote and submit your proxy over the Internet at *www.envisionreports.com/ABC*.
- By telephone — You may vote and submit your proxy by calling 1-800-652-VOTE (8683).
- By mail — If you received your proxy materials by mail, you may vote by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank, broker or other nominee, you may vote by completing and signing the voting instruction form that the bank, broker or other nominee will provide to you, or by using telephone or Internet voting arrangements described on the voting instruction form, the Notice or other materials that the bank, broker or other nominee will provide to you.

May I vote at the meeting?

You may vote your shares at the meeting if you attend in person. If you hold your shares through an account with a bank or broker, you must obtain a legal proxy from the bank or broker in order to vote at the meeting.

Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy over the Internet, by telephone or by mail.

How do I revoke my proxy?

If you are the stockholder of record, you may revoke your proxy at any time before the polls close at the meeting. You may revoke your proxy by:

- Changing your vote in the manner described below.
- Notifying Kathy H. Gaddes, Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087 in writing that you are revoking your proxy before it is voted at the meeting.

If you hold your shares through an account with a bank or broker, your ability to revoke your proxy depends on the voting procedures of the bank or broker. Please follow the directions provided to you by your bank or broker.

May I change my vote?

You may change your vote at any time before the polls close at the meeting. You may change your vote by:

- Signing another proxy card with a later date and returning it to us prior to the meeting.
- Voting again over the Internet or by telephone prior to 2:00 p.m., Eastern Time, on March 6, 2014.
- Voting at the meeting if you are the stockholder of record.
- Voting at the meeting if you are the beneficial owner and have obtained a legal proxy from your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxy cards that are signed and returned but do not contain instructions will be voted as follows:

- **For** the election of the ten nominees for director named on page 5 of this Proxy Statement;

- **For** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2014;
- **For** the approval of the compensation of our named executive officers as described in this Proxy Statement;
- **For** the approval of the AmerisourceBergen Corporation Omnibus Incentive Plan;
- **For** the approval of the amendment to our certificate of incorporation to provide for a stockholder right to call special meetings; and
- In accordance with the best judgment of the individuals named as proxies on the proxy card on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It means that you have multiple accounts with our transfer agent and/or banks or brokers. Please vote all of your shares.

We recommend that you consolidate as many accounts as possible under the same name and address. For assistance consolidating accounts where you are the stockholder of record, you may contact our transfer agent, Computershare, at 1-866-233-1957.

Will my shares be voted if I do not provide my proxy?

If you are a registered stockholder and do not provide a proxy, you must attend the meeting in order to vote your shares.

If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions to your bank or broker. Banks and brokers have the authority under the rules of the New York Stock Exchange, or NYSE, to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of our independent registered public accounting firm *(Item 2 on the Proxy Card)* is considered a routine matter for which banks and brokers may vote without specific instructions from their customers.

May stockholders ask questions at the meeting?

Yes. Representatives of AmerisourceBergen will answer stockholders' questions of general interest at the end of the meeting. In order to be eligible to ask questions at the meeting, you must be able to establish that you are a stockholder either as of January 6, 2014 or as of the date of the meeting.

How many votes must be present to hold the meeting?

In order for us to conduct our meeting, a majority of the shares of our common stock outstanding as of January 6, 2014 must be present in person or by proxy at the meeting. This is referred to as a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy over the Internet, by telephone or by mail. Shares voted by banks or brokers on behalf of beneficial owners also are counted as present at the meeting. In addition, abstentions and broker non-votes will be counted for purposes of establishing a quorum with respect to any matter properly brought before the meeting. Broker non-votes occur on a matter when a bank or broker is not permitted under applicable rules and regulations to vote on a matter without instruction from the beneficial owner of the underlying shares and no instruction has been given.

How many votes are needed for each proposal and how are the votes counted?

The affirmative vote of a majority of the votes cast will be required for the election of each director *(Item 1 on the Proxy Card).*

A majority of the votes cast means that the votes cast "for" a director exceed the number of votes cast "against" that director. Abstentions and broker non-votes are disregarded when determining if a majority of the votes have been cast in favor of a director.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote will be required for:

- The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year *(Item 2 on the Proxy Card)*;
- The approval, on an advisory basis, of the compensation of our named executive officers as described in this Proxy Statement *(Item 3 on the Proxy Card)*;
- The approval of the AmerisourceBergen Corporation Omnibus Incentive Plan *(Item 4 on the Proxy Card)*; and
- Any other proposal that might properly come before the meeting.

The affirmative vote of the holders of a majority of the shares of our common stock outstanding will be required to approve the proposed amendment to our certificate of incorporation *(Item 5 on the Proxy Card)*.

Abstentions will be counted toward the tabulation of votes cast on Items 2, 3, 4, and 5, and will have the effect of negative votes. Under NYSE rules, Item 2 is considered a routine matter on which brokers will be permitted to vote in their discretion even if the beneficial owners do not provide voting instructions. However, Items 1, 3, 4, and 5 are not considered routine matters under NYSE rules, and brokers will not be permitted to vote on Items 1, 3, 4, or 5 if the beneficial owners fail to provide voting instructions. Broker non-votes will not be counted toward the tabulation of votes cast on Items 3 and 4. Broker non-votes will have the effect of negative votes on Item 5.

How will proxies be voted on other items or matters that properly come before the meeting?

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Is AmerisourceBergen aware of any other item of business that will be presented at the meeting?

We are not aware of any other business to be presented at the 2014 Annual Meeting of Stockholders. However, if any other matter should properly come before the 2014 Annual Meeting of Stockholders, the enclosed proxy confers discretionary authority with respect to such matter.

Will there be any further solicitation of proxies for the meeting?

Our directors, officers and employees may solicit proxies by telephone or in person. In addition, we have hired Morrow & Co., LLC to assist us in soliciting proxies, if necessary. Morrow may solicit proxies by telephone or in person. We will pay Morrow a fee of $11,500, plus expenses, for providing such services. All costs and expenses of any solicitation, including the cost of preparing this Proxy Statement and posting it on the Internet and mailing the Notice of Internet Availability of Proxy Materials, will be borne by AmerisourceBergen.

Will AmerisourceBergen reimburse any expenses of banks, brokers, nominees and fiduciaries?

We will reimburse the expenses of banks, brokers, nominees and fiduciaries that send notices, proxies and proxy materials to our stockholders.

Will the directors be in attendance at the meeting?

We currently expect all of our directors to be in attendance at the 2014 Annual Meeting of Stockholders. It has been customary for our directors to attend our annual meetings. All of our directors attended the 2013 Annual Meeting of Stockholders.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

How often are directors elected?

Any nominee who is elected to serve as a director at our 2014 Annual Meeting of Stockholders and in the future will be elected to serve a term of one year. Similarly, any director who is appointed to fill a vacancy on the Board will serve until the next annual meeting of stockholders after his or her appointment and until his or her successor is elected and qualified.

What is the size of the Board of Directors?

The size of the Board of Directors is ten.

Who are this year's nominees?

Steven H. Collis, Douglas R. Conant, Richard W. Gochnauer, Richard C. Gozon, Lon R. Greenberg, Edward E. Hagenlocker, Jane E. Henney, M.D., Kathleen W. Hyle, Michael J. Long, and Henry W. McGee.

Which of this year's nominees are independent?

Mr. Conant, Mr. Gochnauer, Mr. Gozon, Mr. Greenberg, Mr. Hagenlocker, Dr. Henney, Ms. Hyle, Mr. Long and Mr. McGee are independent (as independence is defined in Section 303A of the NYSE Listed Company Manual and in our corporate governance principles).

What is the term of office for which this year's nominees are to be elected?

The nominees are to be elected for a term of one year and are expected to hold office until the 2015 Annual Meeting of Stockholders and until their successors are elected and qualified.

What if a nominee is unwilling or unable to serve?

Each nominee for director has consented to his or her nomination and, so far as the Board of Directors and management are aware, intends to serve a full term as a director if elected. However, if any of the nominees should become unavailable or unable to stand for election prior to the election, the shares represented by proxies may be voted for the election of substitute nominees selected by the Board of Directors.

Biographical information about our nominees:

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Steven H. Collis	**52**	• President and Chief Executive Officer of AmerisourceBergen Corporation since July 2011 • President and Chief Operating Officer of AmerisourceBergen Corporation from November 2010 to July 2011 • Executive Vice President and President of AmerisourceBergen Drug Corporation from September 2009 to November 2010 • Executive Vice President and President of AmerisourceBergen Specialty Group from September 2007 to September 2009 • Senior Vice President of AmerisourceBergen Corporation and President of AmerisourceBergen Specialty Group from August 2001 to September 2007 • Mr. Collis has held a variety of other positions with AmerisourceBergen Corporation and its predecessors since 1994 • Current director of Thoratec Corporation • Director of AmerisourceBergen since May 2011 • Member of our Executive Committee



Key Attributes, Experience and Skills:

As the Chief Executive Officer of AmerisourceBergen, Mr. Collis brings to the Board extensive business and operating experience in the wholesale pharmaceutical distribution industry, knowledge of AmerisourceBergen and its history and significant executive leadership experience at AmerisourceBergen. Mr. Collis has extensive knowledge of the healthcare distribution and services market and the competitive nature of the pharmaceutical distribution business. Mr. Collis has demonstrated strategic vision, strong creativity and entrepreneurial and leadership skills throughout his tenure at AmerisourceBergen.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Douglas R. Conant	**62**	• Founder and Chief Executive Officer of ConantLeadership, a firm dedicated to improving the quality of leadership in the 21st century • President and Chief Executive Officer and a member of the Board of Directors of Campbell Soup Company from January 2001 to July 2011 • Served from 1992 to 2000 at Nabisco Foods Company in a series of senior leadership positions, including President of Nabisco Foods Company from 1995 to 2000 • Current Chairman of the Board of Directors of Avon Products, Inc. • Director of AmerisourceBergen since January 2013 • Member of our Compensation and Succession Planning Committee and our Finance Committee



Key Attributes, Experience and Skills:

As a result of his executive roles at Campbell Soup Company and Nabisco Foods Company, Mr. Conant has acquired extensive corporate leadership skills and management experience. His expertise in marketing, branding and strategic innovation provides a unique and valuable perspective for our Board. Mr. Conant also provides insight and guidance on matters of executive and talent development. In addition, he has an in-depth knowledge of international markets and global distribution operations. As a result of his service on the boards of other public companies, Mr. Conant also brings significant corporate governance experience to our Board.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Richard W. Gochnauer	**64**	• Chief Executive Officer of United Stationers Inc. from December 2002 until his retirement in May 2011 • Chief Operating Officer of United Stationers Inc. from July 2002 to December 2002 • Vice Chairman and President, International, and President and Chief Operating Officer of Golden State Foods Corporation from 1994 to 2002 • Current director of UGI Corporation, Golden State Foods Corporation and Rush University Medical Center • Previously served as a director of Fieldstone Communities, Inc. from 2000 to 2008 and United Stationers Inc. from July 2002 to May 2011 • Director of AmerisourceBergen since September 2008 • Member of our Finance Committee and our Governance and Nominating Committee



Key Attributes, Experience and Skills:

Through his management of several distribution businesses, Mr. Gochnauer gained valuable perspective on measures to drive operating growth and compete effectively in the distribution business. He offers strategic direction and insight into global competition and international markets. Through his service on other boards of directors, he also brings extensive corporate governance, executive compensation, mergers and acquisitions, strategic planning and technology experience to our Board.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Richard C. Gozon	**75**	• Interim President of Thomas Jefferson University from July 2012 to September 2013 • Executive Vice President of Weyerhaeuser Company and Chairman of North Pacific Paper Company from June 1994 until 2002 • Prior to that, Mr. Gozon served in various leadership positions of Alco Standard Corporation and Paper Corporation of America • Current director of Triumph Group, Inc. • Serves as Chairman of the Board of Trustees of Thomas Jefferson University • Previously served as a director of Alco Standard Corporation and AmeriSource Health Corporation from 1994 to August 2001, AmeriGas Partners, L.P. from February 1998 to January 2011, and UGI Corporation from 1989 to January 2011 • Chairman of the Board of Directors of AmerisourceBergen since February 2006 and director of AmerisourceBergen since August 2001 • Chair of our Executive Committee



Key Attributes, Experience and Skills:

Mr. Gozon's longstanding service on our Board provides him with extensive knowledge of AmerisourceBergen's business and industry. Through his service as a senior executive of other public companies, Mr. Gozon brings valuable operations, productivity, supply chain, marketing, international business, mergers and acquisitions and financial experience to our Board. Mr. Gozon contributes substantially to the oversight of all aspects of our operations, including service as our Chairman of the Board. We also benefit from Mr. Gozon's insights and governance acumen drawn from his long experience as a director of several other public companies.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Lon R. Greenberg	**63**	• Chairman of UGI Corporation's Board of Directors since 1996 • Chief Executive Officer of UGI Corporation from 1995 until his retirement in April 2013 • Mr. Greenberg served in various leadership positions throughout his tenure with UGI Corporation • Current director of UGI Utilities, Inc., AmeriGas Propane, Aqua America, Inc. and Ameriprise Financial, Inc. • Chairman of the Board of Directors of the United Way of Greater Philadelphia and Southern New Jersey • Chairman of the Board of Directors of Temple University Health System • Member of the Board of Trustees of Temple University and the Board of Directors of Fox Chase Cancer Center • Director of AmerisourceBergen since May 2013 • Member of our Audit and Corporate Responsibility Committee and our Finance Committee



Key Attributes, Experience and Skills:

Mr. Greenberg's service as CEO of UGI Corporation provides valuable business and executive management experience to our Board, including expertise leading a large organization with global operations and important perspectives on issues facing public companies generally. Mr. Greenberg has critical insight into the roles of law, finance and strategic transactions in our business, which enables him to provide guidance on strategic direction, international markets, and future growth opportunities. In addition, we benefit from Mr. Greenberg's significant leadership skills and experience providing oversight of executive management. Mr. Greenberg's service as a director of healthcare organizations also enables him to bring to the Board experience and knowledge of the healthcare industry from different perspectives.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Edward E. Hagenlocker	**74**	• Vice Chairman of Ford Motor Company from 1996 until his retirement in 1999 • Chairman of Visteon Automotive Systems from 1997 until his retirement in 1999 • Prior to that, Mr. Hagenlocker served in leadership positions at various divisions of Ford Motor Company from 1986 to 1996 • Current director of Ingersoll-Rand plc • Previously served as a director of Air Products and Chemicals, Inc., AmeriSource Health Corporation, Trane, Inc. (formerly American Standard) and Alcatel-Lucent • Director of AmerisourceBergen since August 2001 • Chair of our Finance Committee and a member of our Compensation and Succession Planning Committee, our Executive Committee and our Governance and Nominating Committee



Key Attributes, Experience and Skills:

During his distinguished career at Ford Motor Company, Mr. Hagenlocker gained extensive experience in operations, manufacturing, productivity, supply chain, marketing, international business, public relations and talent management. We benefit from his leadership and his thorough understanding of our business operations gained from his long tenure on our Board. Through both position and education, he has a wealth of technology and financial experience. Through his service on other boards, Mr. Hagenlocker also brings extensive corporate governance and mergers and acquisitions experience to our Board.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Jane E. Henney, M.D. 	**66**	• Professor of Medicine, College of Medicine at the University of Cincinnati from January 2008 until December 2012 • Senior Vice President and Provost for Health Affairs at the University of Cincinnati from July 2003 to January 2008 • Prior to that, Dr. Henney held various positions in academia and government, including Commissioner of Food and Drugs at the United States Food and Drug Administration from 1998 to 2001 and Vice President for Health Sciences at the University of New Mexico from 1994 to 1998 • Current director of CIGNA Corporation and Cubist Pharmaceuticals, Inc. • Previously served as a director of AstraZeneca PLC from September 2001 until April 2011 • National Association of Corporate Directors (NACD) Board Leadership Fellow • Director of AmerisourceBergen since January 2002 • Chair of our Governance and Nominating Committee and a member of our Compensation and Succession Planning Committee and our Executive Committee *Key Attributes, Experience and Skills:* Dr. Henney is a medical oncologist. Her medical knowledge and healthcare policy and regulatory expertise provide industry-specific perspective on the Board. Through both position and education, she has a wealth of public policy, leadership, management and financial experience. She also has an extensive understanding of the role of our Board of Directors and corporate governance matters through her service on other company boards, including service on the boards of companies within the healthcare and pharmaceutical industries.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Kathleen W. Hyle 	**55**	• Senior Vice President of Constellation Energy and Chief Operating Officer of Constellation Energy Resources from November 2008 until March 2012 • Chief Financial Officer for Constellation Energy Nuclear Group and for UniStar Nuclear Energy, LLC from June 2007 to November 2008 • Prior to joining Constellation Energy in 2003, Ms. Hyle served as the Chief Financial Officer of ANC Rental Corp., Vice President and Treasurer of Auto-Nation, Inc., and Vice President and Treasurer of Black and Decker Corporation • Current director of Bunge Limited and The ADT Corporation • Serves on the Board of Trustees of Center Stage in Baltimore, MD, and on the Board of Sponsors for the Loyola University Maryland Sellinger School of Business and Management • Director of AmerisourceBergen since May 2010 • Chair of our Audit and Corporate Responsibility Committee and a member of our Executive Committee and our Finance Committee *Key Attributes, Experience and Skills:* Ms. Hyle brings to our Board extensive financial experience gained through her career with Constellation Energy and other public companies. This experience also enables Ms. Hyle to provide critical insight into, among other things, our financial statements, accounting principles and practices, internal control over financial reporting and risk management processes. In addition, Ms. Hyle brings extensive management, operations, mergers and acquisitions, technology, marketing, retail and regulatory experience to our Board.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Michael J. Long 	**55**	• Chairman of the Board, President and Chief Executive Officer of Arrow Electronics, Inc. • Appointed Chairman of the Board of Arrow Electronics, Inc. in January 2010 and Chief Executive Officer of Arrow Electronics, Inc. in May 2009 • President and Chief Operating Officer of Arrow Electronics, Inc. from February 2008 until May 2009, Senior Vice President from January 2006 to February 2008 • Serves on the Board of Trustees of the Denver Zoo • Director of AmerisourceBergen since May 2006 • Chair of our Compensation and Succession Planning Committee and a member of our Audit and Corporate Responsibility Committee and our Executive Committee *Key Attributes, Experience and Skills:* Through his current and prior leadership positions at Arrow Electronics, Inc., Mr. Long brings to the Board relevant experience in the areas of finance, operations, management, leadership, strategic planning, executive compensation and global competition. As a result of his numerous years in the distribution industry, Mr. Long understands the competitive nature of the industry, provides critical insight into international markets, and has an in-depth knowledge of business and strategic opportunities for wholesale distribution.

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Henry W. McGee 	**61**	• Senior Lecturer at Harvard Business School since July 2013 • President of HBO Home Entertainment from 1995 until his retirement in March 2013 • Senior Vice President, Programming, HBO Video, from 1988 to 1995 and prior to that, Mr. McGee served in leadership positions in various divisions of HBO • Former President of the Alvin Ailey Dance Theater Foundation and the Film Society of Lincoln Center. Served on the boards of the Sundance Institute, the Public Theater, Save the Children and the Time Warner Foundation • Director of AmerisourceBergen since November 2004 • Member of our Audit and Corporate Responsibility Committee and our Governance and Nominating Committee *Key Attributes, Experience and Skills:* As a result of his tenure as President of HBO Home Entertainment, Mr. McGee has significant operational, marketing and wholesale distribution expertise. In addition, he brings valuable business, leadership and management experience to our Board. Mr. McGee has a deep understanding of the use of technology and all aspects of wholesale distribution and international markets. In addition, he offers innovative ideas, critical insight into strategic decision-making, governance and exposure to diverse, global points of view.

How does the Board of Directors recommend that I vote?

We recommend that you vote **For** the election of each of the ten nominees named in this Proxy Statement to the Board of Directors.

ADDITIONAL INFORMATION ABOUT THE DIRECTORS, THE BOARD AND THE BOARD COMMITTEES

Are there any family relationships among AmerisourceBergen's directors and executive officers?

No.

What are the committees of the Board of Directors?

The Board of Directors has five standing committees: the Audit and Corporate Responsibility Committee, the Compensation and Succession Planning Committee, the Executive Committee, the Finance Committee and the Governance and Nominating Committee.

Identified below are the members of the current Board committees along with the duties and responsibilities of each committee:

Name	Executive	Audit and Corporate Responsibility	Compensation and Succession Planning	Finance	Governance and Nominating
Steven H. Collis	X				
Douglas R. Conant			X	X	
Richard W. Gochnauer				X	X
Richard C. Gozon	X*				
Lon R. Greenberg		X		X	
Edward E. Hagenlocker	X		X	X*	X
Jane E. Henney, M.D.	X		X		X*
Kathleen W. Hyle	X	X*		X	
Michael J. Long	X	X	X*		
Henry W. McGee		X			X

* Chairperson

Duties and Responsibilities of the Board Committees

Audit and Corporate Responsibility Committee

- Appoints, and has authority to terminate, the company's independent registered public accounting firm.
- Pre-approves all audit and permitted non-audit services provided by the company's independent registered public accounting firm, including the scope of the audit and audit procedures.
- Reviews and discusses the independence of the company's independent registered public accounting firm.
- Reviews and discusses with management and the company's independent registered public accounting firm the company's audited financial statements and interim quarterly financial statements as well as management's discussion and analysis of the statements as set forth in Forms 10-K and 10-Q filed with the SEC.
- Prepares the audit committee report as required by SEC rules.
- Discusses with management and/or the company's independent registered public accounting firm significant financial reporting issues and accounting issues and the adequacy of our internal control over financial reporting.
- Inquires of management, the internal auditor and the company's independent registered public accounting firm about significant risks or exposures (whether financial, operational or otherwise) and assesses the steps management has taken to control such risks or exposures, including policies implemented for such purposes.
- Reviews internal audit function, internal audit plans, internal audit reports and management's response to such reports.

- Reviews the appointment, performance and replacement of our chief audit executive.
- Oversees the development and implementation by management of an enterprise risk management program.
- Reviews and approves all related persons transactions in accordance with our Related Persons Transactions Policy.
- Oversees compliance with our Code of Ethics and Business Conduct.

Compensation and Succession Planning Committee

- Reviews and approves AmerisourceBergen's executive compensation strategy and the individual elements of total compensation for the President and Chief Executive Officer and other members of executive and senior management.
- Evaluates performance of management annually.
- Ensures that our executive compensation strategy supports stockholder interests.
- Reviews and discusses with management the Compensation Discussion and Analysis and other disclosures about executive compensation that are required to be included in our Proxy Statement and Annual Report on Form 10-K.
- Prepares a compensation committee report as required by SEC rules.
- Administers and makes awards under our incentive compensation plans, including equity incentive plans.
- Has sole authority for retaining and terminating any consulting firm used to assist the Committee in its evaluation of the compensation of the Chief Executive Officer or any other executive officer and for evaluating the independence of such consulting firm.
- Monitors the activities of our internal Benefits Committee, including the Benefits Committee's oversight of the administration and investment performance of our pension and retirement plans.
- Oversees the administration of our health and welfare benefit plans.
- Reviews with management and makes recommendations relating to succession planning and management development.

Executive Committee

- Exercises the authority of the Board of Directors between regularly scheduled meetings of the Board on matters that cannot be delayed, except as limited by Delaware law and our bylaws.

Finance Committee

- Provides oversight of our capital structure and other issues of financial significance to the company.
- Reviews the asset and liability structure of the company and considers its funding and capital needs.
- Reviews proposed financing plans, credit facilities and other financing transactions.
- Reviews our dividend policy.
- Reviews any proposed issuance or sale of our stock, stock repurchases or redemptions and stock splits.
- Reviews financial strategies developed by management to meet changing economic and market conditions.
- Reviews proposed major capital expenditures or commitments.
- Reviews proposed material acquisitions, divestitures, joint ventures and other transactions involving the company.

Governance and Nominating Committee

- Recommends selection and qualification criteria for directors and committee members.
- Identifies and recommends qualified candidates to serve as directors of the company.
- Considers nominees for director recommended by stockholders.
- Reviews and makes recommendations relating to succession planning for Board and Board committee leadership positions and prepares for Board vacancies.
- Oversees orientation of directors and continuing education of directors in areas related to the work of the Board and the directors' committee assignments.
- Makes recommendations regarding the size and composition of the Board and the composition and responsibilities of Board committees.
- Oversees the evaluation of the Board and the Board committees.
- Reviews and makes recommendations to the Board regarding director compensation.
- Has sole authority for retaining and terminating any consulting firm used to assist in the evaluation of the compensation of directors and for evaluating the independence of such consulting firm.
- Reviews and makes recommendations to the Board about the company's corporate governance.

How often did the Board and the committees meet in fiscal year 2013?

During fiscal year 2013, the Board of Directors met seven times; the Audit and Corporate Responsibility Committee met twelve times; the Compensation and Succession Planning Committee met four times; the Finance Committee met six times; and the Governance and Nominating Committee met five times. The Executive Committee did not meet.

Did each director attend at least 75% of the meetings of the Board of Directors and of the committees on which he or she served?

Yes.

Do the non-management directors meet regularly?

The non-management directors meet at or near the end of each regularly scheduled meeting of the Board of Directors. The Chairman of the Board of Directors presides at such meetings. If the Chairman is not present, the committee chairs preside on a rotating basis.

How do interested parties make their concerns known to the non-management directors?

Interested parties who wish to make any concerns known to the non-management directors may submit communications at any time in writing to: Kathy H. Gaddes, Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087. AmerisourceBergen's Secretary will determine, in her good faith judgment, which communications will be relayed to the non-management directors.

How are directors compensated?

The following table summarizes the total compensation earned by directors who were not employees of AmerisourceBergen during fiscal year 2013. Directors who are employees of AmerisourceBergen receive no compensation for their service as directors or as members of Board committees.

Non-Employee Director Compensation at 2013 Fiscal Year End

Name	Retainer/Fees Earned or Paid in Cash (4)	Stock Awards (5)	Option Awards (6)	All Other Compensation (7)	Total
Douglas R. Conant (1)	$75,000	$125,000	—	—	$200,000
Charles H. Cotros (2)	$47,917	—	—	$1,058	$48,975
Richard W. Gochnauer	$100,000	$125,000	—	$3,938	$228,938
Richard C. Gozon	$150,000	$175,000	—	—	$325,000
Lon R. Greenberg (3)	$37,637	—	—	—	$37,637
Edward E. Hagenlocker	$110,000	$125,000	—	—	$235,000
Jane E. Henney, M.D	$110,000	$125,000	—	$12,289	$247,289
Kathleen W. Hyle	$120,000	$125,000	—	$4,668	$249,668
Michael J. Long	$108,750	$125,000	—	$3,938	$237,688
Henry W. McGee	$100,000	$125,000	—	$11,912	$236,912

(1) Douglas R. Conant was appointed a director effective as of January 1, 2013.

(2) Charles H. Cotros retired from the Board on February 28, 2013.

(3) Lon R. Greenberg was appointed a director effective as of May 16, 2013.

(4) These amounts represent annual retainers earned by our directors for Board service in fiscal year 2013, including amounts earned for service as Committee Chairs and amounts deferred into our deferred compensation plan. Annual retainers are paid in cash unless a director elects to receive shares of our common stock in lieu of some or all of his or her annual retainer. Any such amounts will be issued in fully vested shares of our common stock in quarterly installments generally on the first trading day of February, May, August, and November of each year. In fiscal year 2013, Ms. Hyle and Mr. Long received the following number of shares of common stock in lieu of the retainer: Ms. Hyle — 367 shares and Mr. Long — 2,198 shares.

(5) These amounts represent annual equity awards earned by directors for Board service in fiscal year 2013. At the director's election, the annual equity award is issued in the form of restricted stock or restricted stock units that vest three years after the grant date. The 2013 annual equity award had a grant date value of $125,000 (or, for the Chairman of the Board, $175,000) on February 28, 2013. As of September 30, 2013, each of the non-employee directors held the following shares of outstanding restricted stock and restricted stock units: Mr. Conant — 2,648; Mr. Cotros (retired) — 5,132; Mr. Gochnauer — 8,352; Mr. Gozon — 8,400; Mr. Greenberg — 0; Mr. Hagenlocker — 5,999; Dr. Henney — 8,352; Ms. Hyle — 8,352; Mr. Long — 8,352; and Mr. McGee — 8,352.

The amounts reported represent the grant date fair value for equity awards shown in accordance with Accounting Standards Codification 718, disregarding the estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by the directors in fiscal year 2013. See Note 9 to the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 for assumptions used to estimate the fair values of restricted stock and restricted stock unit awards granted during fiscal year 2013.

(6) No stock options were granted to directors in fiscal year 2013. As of September 30, 2013, the non-employee directors held outstanding stock options as follows: Mr. Conant — 0; Mr. Cotros (retired) — 3,528; Mr. Gochnauer — 52,541; Mr. Gozon — 134,317; Mr. Greenberg — 0; Mr. Hagenlocker — 38,177; Dr. Henney — 3,528; Ms. Hyle — 19,932; Mr. Long — 15,170; and Mr. McGee — 82,732.

(7) These amounts represent the dividends accrued and paid on restricted stock and restricted stock units that vested in fiscal 2013.

Director Fees. Our director compensation program provides for an annual cash retainer plus an annual equity award of restricted stock or restricted stock units. Consistent with our overall compensation philosophy, the compensation program for non-employee directors provides total direct compensation (cash retainer and equity award) in the 50th percentile of our peer group. (See page 27 for a description of our peer group.)

Annual Retainers. The Chairman of the Board is entitled to receive an annual retainer of $150,000, and each other non-employee director is entitled to receive an annual retainer of $100,000. The Chair of each of the standing committees (other than the Chair of the Executive Committee) is entitled to receive an additional annual retainer as follows: Chair of the Audit and Corporate Responsibility Committee — $20,000; Chair of the Compensation and Succession Planning Committee — $15,000; Chair of the Finance Committee — $10,000; and Chair of the Governance and Nominating Committee — $10,000. As explained below, a director may elect to have the annual retainer paid in cash, common stock or restricted stock units or credited to a deferred compensation account. Payment of annual retainers in cash will be made in equal quarterly installments in advance.

Annual Equity Awards. On February 28, 2013, each of the non-employee directors (other than Mr. Greenberg, who joined the Board in May 2013) received an annual grant of restricted stock or restricted stock units covering shares having a grant date fair market value of $125,000, except the Chairman of the Board who received restricted stock units covering shares having a grant date fair market value of $175,000. The vesting period for these awards is three years from the date of grant, subject to continued service on the Board or following retirement by a director aged 62 with five years of continuous service on the Board. These grants were made under the AmerisourceBergen Corporation Equity Incentive Plan, or Equity Incentive Plan. A director may defer settlement of shares payable with respect to restricted stock units as described below.

Deferral and Other Arrangements. Directors have the option to elect to defer all or any part of the annual retainer and to credit the deferred amount to an account under the AmerisourceBergen Corporation Deferred Compensation Plan. Payment of deferred amounts will be made or begin on the first day of the month after the non-employee director ceases to serve as a director. A director may elect to receive the deferred benefit (i) over annual periods ranging from three to fifteen years and payable in quarterly installments or (ii) in a single distribution. We pay all costs and expenses incurred in the administration of the deferred compensation plan. Directors also have the option to elect to forego 50% or more of their annual cash retainers and receive either fully vested shares of our common stock or fully vested restricted stock units covering shares having a fair market value on the quarterly grant date equal to the amount of the foregone compensation. In addition, directors may defer settlement of any shares payable with respect to any restricted stock units (and any dividend equivalents) received either in lieu of the annual retainer or as the annual equity award to a later date. We also provide our directors with a prescription drug benefit and reimburse them for the cost of education programs, transportation, food and lodging in connection with their service as directors.

Stock Ownership Guidelines. We require our non-employee directors to own shares of our common stock to align their interests with those of the stockholders and to provide an incentive to foster our long-term success. From and after the fifth year following their Board election, non-employee directors must own stock equal in value to at least five times the annual retainer. We may take unusual market conditions into consideration when assessing compliance.

CODES OF ETHICS

Has AmerisourceBergen adopted a code of ethics and business conduct that applies to directors, officers and employees?

The Board of Directors adopted our Code of Ethics and Business Conduct in May 2004. We review and revise the Code of Ethics and Business Conduct from time to time, most recently in January 2013. It applies to directors and employees, including officers, and is intended to comply with the requirements of Section 303A.10 of the NYSE Listed Company Manual.

Any waivers of the application of the Code of Ethics and Business Conduct to directors or executive officers must be approved by either the Board of Directors or the Audit and Corporate Responsibility Committee. We will disclose any such waiver or amendment of the Code of Ethics and Business Conduct promptly on our website.

Has AmerisourceBergen adopted a code of ethics for the principal executive officer and principal financial and accounting officers of AmerisourceBergen as required by SEC regulations?

We have adopted our Code of Ethics for Designated Senior Officers in accordance with Item 406 of the SEC's Regulation S-K. It applies to our President and Chief Executive Officer, Senior Vice President and Chief Financial Officer and Vice President and Corporate Controller. Any waiver or amendment of the Code of Ethics for Designated Senior Officers will be disclosed promptly on our website.

Where can stockholders obtain copies of the codes of ethics?

We have posted both the Code of Ethics and Business Conduct and the Code of Ethics for Designated Senior Officers under the Investor Relations section of our Internet website at *www.amerisourcebergen.com.* A copy of the Code of Ethics for Designated Senior Officers has also been filed with the SEC as an exhibit to our annual reports filed under the Securities Exchange Act of 1934, as amended.

CORPORATE GOVERNANCE

What is our leadership structure?

Our executive officers, managers and employees conduct our business under the direction of our President and Chief Executive Officer and with the independent oversight of our Board. To enhance its oversight function, our Board is composed of directors who are not employed by us, with the exception of Mr. Collis. A non-employee director serves as Chairman of the Board. At each regularly scheduled Board meeting, our non-employee directors meet in executive session without management present. Our Board provides guidance and critical review of our strategic initiatives, business plan and risk management processes. Our Board also ensures that we have an effective management team in place to run the company and serves to protect and advance the long-term interests of our stockholders. The role of our senior executives is to develop and implement a strategic business plan for AmerisourceBergen and to grow our business.

Why have we chosen to have an independent director serve as the Chairman of the Board?

We believe that having a non-executive Chairman of the Board emphasizes the importance of the Board's objectivity and independence from management and best promotes the effective functioning of the Board's oversight role. Our Chairman's responsibility is to ensure that our Board functions properly and to work with our President and Chief Executive Officer to set its agenda. We expect our Chairman to facilitate communications among our directors and between the Board and senior management. While our Chairman provides independent leadership, he also works closely with our President and Chief Executive Officer to ensure that our directors receive the information that they need to perform their responsibilities, including discussing and providing critical review of the matters that come before the Board and assessing management's performance.

Our Board has determined that Mr. Gozon, who has served as Chairman of the Board since 2006, should continue to serve in that capacity for up to two more years, subject to his annual nomination to serve as director and Chairman of the Board by the Governance and Nominating Committee and his election as a director by majority vote of our stockholders. In connection with this determination, the Board approved a waiver of the provision of our corporate governance principles that states that a director will resign at the annual meeting of stockholders following his or her 75th birthday. The Board approved this waiver upon the recommendation of our Governance and Nominating Committee following careful consideration by that committee of succession planning for the Chairman of the Board. Mr. Gozon abstained from the decision. In undertaking its review, the Governance and Nominating Committee was guided by the principles that effective governance is essential to the creation of stockholder value and the outcome of its succession planning deliberations should result in the most suitable governance approach for AmerisourceBergen at this time.

Our Board believes that Mr. Gozon's continued service as Chairman is in the best interests of AmerisourceBergen and its stockholders for a number of reasons. Mr. Gozon has been an extraordinarily effective Chairman of the Board. Looking ahead, we believe that Mr. Gozon's ongoing service will continue to provide robust and stable governance for AmerisourceBergen as it competes in a rapidly evolving healthcare services marketplace. Mr. Gozon possesses significant knowledge and experience in our industry, and a deep understanding of AmerisourceBergen's strategic objectives, all of which will continue to benefit AmerisourceBergen during the years ahead. It will also provide continuity in independent leadership as we integrate new directors onto our Board, some of whom have joined in recent years and others who will join in the future. This includes the possibility of directors that may be designated in the future by Walgreen Co. to serve on our Board in accordance with our shareholder agreement with Walgreens and Alliance Boots GmbH. Mr. Gozon's leadership will be especially critical during a period in which we continue to implement and advance our strategic relationship and commercial arrangements with Walgreens and Alliance Boots. Finally, extending Mr. Gozon's term as Chairman also promotes effective succession planning by providing a transition period during which he may mentor the next Chairman elect designated by our Board. For all of these reasons, our Board believes that permitting Mr. Gozon to continue to serve AmerisourceBergen as Chairman reflects a good governance practice for our company.

What are the standing Committees of the Board?

There are five standing committees of the Board: the Audit and Corporate Responsibility Committee, the Compensation and Succession Planning Committee, the Executive Committee, the Finance Committee and the Governance and Nominating Committee. The Board committees, with the exception of the Executive Committee, are composed entirely of independent directors. Our Executive Committee, which is composed of our Chairman of the

Board, Chief Executive Officer, and the Chairs of the other standing committees, has the authority to act between regularly scheduled meetings of the Board, subject to applicable law. In 2013, we reviewed our Committee structure and determined that the Chairman of the Board should serve as the Chair of the Executive Committee. Our Executive Committee did not meet in 2013. The Board believes that changing committee assignments from time to time strengthens our corporate governance practices and enhances each committee's objective review of management.

Why is the composition of our Board appropriate for AmerisourceBergen?

We are a global pharmaceutical sourcing and distribution services company. Our Board is called upon to address matters of considerable complexity. These issues range from evaluating long-range strategic initiatives to responding to changing market conditions and/or government regulations. To enhance the Board's decision-making process, we seek individuals with diverse backgrounds, skills and expertise to serve on our Board. Our Board is composed of directors with a mix of industry, operational, healthcare, government, business development, marketing and global expertise. We have directors who are current or former executive officers of public companies or wholesale distribution companies. Many of our directors serve or have served on the board of directors of other public companies. We have directors with significant public policy experience and knowledge of the healthcare and pharmaceutical industries. We believe that this mix encourages fresh perspectives, enriches the Board's deliberations and avoids the dominance of a particular individual or group over the Board's decisions.

Given the diverse backgrounds of our directors, we provide our directors with comprehensive orientation and continuing education, which is overseen by the Governance and Nominating Committee. Director orientation familiarizes the directors with our business and strategic plans, significant financial, accounting and risk management issues, compliance programs and other controls, policies, principal officers and internal auditors, and our independent registered public accounting firm. The orientation also addresses Board procedures, our corporate governance principles and our Board committee charters. We offer continuing education programs and provide opportunities to attend commercial director education seminars to assist our directors in maintaining their expertise in areas related to the work of the Board and the directors' committee assignments. We provide our directors with full membership to the National Association of Corporate Directors to provide a forum for them to maintain their insight into leading governance practices and exchange ideas with peers. For example, some of our directors have completed executive education programs for directors as part of their continuing education. In addition, one of our directors, Jane E. Henney, M.D., was named a member of the "NACD Directorship 100" in 2011 and 2012, an annual honor sponsored by the National Association of Corporate Directors to recognize influential directors and others who impact corporate governance.

Has AmerisourceBergen adopted corporate governance principles for the Board of Directors?

Our Board has adopted our corporate governance principles. The corporate governance principles, together with the charters of the Board committees, provide the framework for the governance of AmerisourceBergen. The Board reviews and updates the corporate governance principles and the committee charters from time to time to reflect leading corporate governance practices. The corporate governance principles address a variety of governance issues, including those discussed under this heading and the headings *Additional Information about the Directors, the Board and the Board Committees, Codes of Ethics* and *Process for Identifying and Evaluating Director Nominees and for Submitting Recommendations*.

Where can stockholders find our corporate governance documents?

Our corporate governance principles and the charters of the Audit and Corporate Responsibility Committee, the Compensation and Succession Planning Committee, the Finance Committee and the Governance and Nominating Committee have been posted under the Investor Relations section of our website at *www.amerisourcebergen.com*.

Do we have a majority vote standard for director elections and a director resignation policy?

Our bylaws and corporate governance principles provide for a majority vote standard for the election of directors. Under the majority vote standard, each director must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote. A "majority of the votes cast" means that the number of votes cast "for" a candidate for director must exceed the number of votes cast "against" that director. A plurality voting standard will apply instead of a majority voting standard if:

- A stockholder has provided us with notice of a nominee for director in accordance with our bylaws; and
- That nomination has not been withdrawn on or prior to the day next preceding the date the company first provides its notice of meeting for such meeting to stockholders.

Under Delaware law, if an incumbent nominee for director in an uncontested election does not receive the required votes for re-election, the director remains in office until a successor is elected and qualified. Our bylaws and corporate governance principles require each director nominee to tender an irrevocable resignation prior to the applicable meeting of stockholders and include post-election procedures in the event an incumbent director does not receive the required votes for re-election, as follows:

- The Governance and Nominating Committee shall make a recommendation to the Board as to whether to accept the previously tendered resignation of the director.
- The Board will act on the Governance and Nominating Committee's recommendation.
- The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation.

Has the Board determined which of the directors are independent?

The Board has determined that, except for Mr. Collis, all of the directors are independent. Our corporate governance principles require us to maintain a minimum of 70% independent directors on our Board. If the ten director nominees are elected at the 2014 Annual Meeting of Stockholders, nine out of ten directors then serving will be independent.

The Board has adopted guidelines in our corporate governance principles to assist it in making independence determinations, which meet or exceed the independence requirements set forth in the NYSE listing standards. These guidelines are contained in Section 5 of our corporate governance principles, which are available to stockholders under the Investor Relations section of our website at *www.amerisourcebergen.com*. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with AmerisourceBergen.

With the assistance of legal counsel to the company, the Board reviewed the applicable legal standards for director and Board committee member independence. As a result of this review, the Board has determined that each of the following directors is independent: Douglas R. Conant, Richard W. Gochnauer, Richard C. Gozon, Lon R. Greenberg, Edward E. Hagenlocker, Jane E. Henney, M.D., Kathleen W. Hyle, Michael J. Long and Henry W. McGee. The Board has also determined that, as required by their charters, all members of the Audit and Corporate Responsibility Committee, the Compensation and Succession Planning Committee, the Finance Committee and the Governance and Nominating Committee are independent. In addition to the independence standards in our corporate governance principles, members of the Audit and Corporate Responsibility Committee may not accept directly or indirectly any consulting, advisory or other compensatory fee from us other than their directors' compensation. All members of the Audit and Corporate Responsibility Committee satisfy this additional SEC and NYSE independence requirement for audit committee members. We also apply this additional independence standard to the Compensation and Succession Planning Committee and the Governance and Nominating Committee and their members satisfy this standard. In undertaking its review, the Board considered that some of our directors serve on the board of directors of companies for which we perform (or may seek to perform) drug distribution and other services in the ordinary course of business.

How does the Board oversee our risk management process?

The Board executes its oversight responsibility for risk management directly and through its committees, as follows:

- The Audit and Corporate Responsibility Committee, or Audit Committee, has primary responsibility for monitoring our internal audit, corporate, financial and regulatory risk assessment and risk management processes and overseeing our system of internal controls and financial reporting. The Audit Committee discusses specific risk areas throughout the year, including those that may arise in various business units from time to time, and the measures taken by management to monitor and limit risk. In addition, the Audit Committee oversees the development and implementation of our enterprise risk management program.

- The Audit Committee receives regular reports throughout the year on matters related to risk management. At each regularly scheduled meeting, the Audit Committee receives reports from our (i) external auditor on the status of audit activities and findings; and (ii) chief audit executive (who reports directly to the Audit Committee) on the status of the internal audit plan, audit results and any corrective action taken in response to audit findings.
- We have a Chief Compliance Officer who is in charge of our corporate compliance program and training and monitoring compliance with our Code of Ethics and Business Conduct. Our Chief Compliance Officer and Chief Compliance Counsel report directly to our Audit Committee on compliance matters. In addition, we have an internal Compliance Committee composed of senior executives, including our Chief Compliance Officer and Chief Compliance Counsel, which administers our compliance program. Our Chief Compliance Officer and Chief Compliance Counsel provide reports to the Audit Committee throughout the year on the status of our compliance programs, calls to our hotline and any changes or developments.
- The Board's other committees oversee risks associated with their respective areas of responsibility. For example, the Compensation and Succession Planning Committee assesses risks associated with our compensation policies and programs for executives as well as employees generally. Our Finance Committee discusses risks relating to our capital structure, financing activities, dividend and tax policy and share repurchase activities.
- Each Board committee reports to the Board at every regular Board meeting on the topics discussed and actions taken at the most recent committee meeting. The Board discusses the risks and exposures, if any, involved in the matters or recommendations of the committees, as necessary.
- The Board considers specific risk topics throughout the year, including risks associated with our business plan, operational efficiency, strategic objectives, government regulation, investment opportunities, physical facilities, information technology infrastructure and capital structure, among many others. Each fiscal quarter, our Chief Financial Officer reports to the Board on AmerisourceBergen's financial performance and discusses how actual performance compares to our business plan. Our corporate officers and the leaders of our principal business units report regularly to the Board about the risks and exposures related to their areas of responsibility. The Board is informed about and regularly discusses our risk profile, including legal, regulatory and operational risks to our business.

Has management conducted a risk assessment of AmerisourceBergen's employee compensation policies and practices?

We have conducted an internal risk assessment of our employee compensation policies and practices, including those relating to our executives. We have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on AmerisourceBergen. We have reviewed our risk analysis with the Compensation and Succession Planning Committee. The risk assessment process included, among other things, a review of all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that support corporate goals. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified. In particular, there are various factors that mitigate the risk profile of our compensation programs, including, among other things:

- Performance targets under our cash incentive programs are tied to a number of different financial metrics so employees will not place undue emphasis on any particular metric at the expense of other aspects of our business;
- Maximum caps on payouts have been established for our annual cash incentive programs, including under our Annual Incentive Plan, the cash bonus plan used for senior management;
- Equity awards under our recently adopted performance plan for senior executives have maximum caps and are forfeited entirely if the threshold performance metrics are not achieved;
- The performance plan ties 40% of a senior executive's annual equity awards to financial performance metrics achieved over a three-year period to ensure that our senior executives are accountable for long-term measures of success;

- The remaining 60% of a senior executive's annual equity award (in stock options and restricted stock or restricted stock units) vests over a number of years to encourage senior executives to focus on long-term growth and creating value for stockholders;
- Stock ownership requirements align the interests of our senior management with those of our stockholders;
- We have effective management processes for developing annual business plans and a strong system of internal financial controls; and
- A broad-based group of functions within the organization, including human resources, finance and legal, oversee aspects of our cash and equity incentive programs.

PROCESS FOR IDENTIFYING AND EVALUATING DIRECTOR NOMINEES AND FOR SUBMITTING RECOMMENDATIONS

How does the Governance and Nominating Committee identify and evaluate director nominees?

Director nominees should:

- possess the highest personal and professional ethics, integrity and values;
- be committed to representing the long-term interests of the stockholders; and
- have an inquisitive and objective perspective, practical wisdom and mature judgment.

The Governance and Nominating Committee seeks to identify candidates who bring diverse experience at policymaking levels in business, management, marketing, finance, technology, human resources, communications, education, government, healthcare and in other areas that are relevant to our activities.

Additionally, director nominees should have sufficient time to effectively carry out their duties. The Chief Executive Officer of AmerisourceBergen may serve on the board of no more than one other public company. Other director nominees may serve on the boards of no more than four other public companies.

How does the Shareholders Agreement with Walgreens and Alliance Boots affect the director nominee processes?

Pursuant to the Shareholders Agreement, in the event that Walgreens and Alliance Boots collectively own five percent or more of our common stock, Walgreens will be entitled to designate one director to our Board of Directors. In addition, upon the later to occur of (1) the exercise in full of certain warrants exercisable during a six-month period beginning in March 2016 and (2) the acquisition in full by Walgreens and Alliance Boots of a certain number of shares of AmerisourceBergen in the open market, Walgreens will be entitled to designate a second director to the Board of Directors. For so long as Walgreens has a right to designate a director to the Board, subject to certain exceptions, including matters related to acquisition proposals and election of directors, Walgreens and Alliance Boots will be obligated to vote all of their shares of our common stock in accordance with the recommendation of the Board on all matters submitted to a vote of our stockholders.

Please refer to our Current Report on Form 8-K filed on March 20, 2013 for more detailed information regarding the Shareholders Agreement and related agreements and arrangements. Please also see Risk Factors in Item 1A on pages 7 - 13 and the Cautionary Note Regarding Forward-Looking Statements on pages 33 - 34 of our Annual Report on Form 10-K for the year ended September 30, 2013.

What process should a stockholder follow to propose nominees for consideration by the Governance and Nominating Committee?

Stockholders may propose nominees for consideration by the Governance and Nominating Committee by submitting the names, appropriate biographical information and qualifications in writing to: Kathy H. Gaddes, Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087.

In considering any nominee proposed by a stockholder, the Governance and Nominating Committee will reach a conclusion based on the criteria described above. After full consideration, the stockholder proponent will be notified of the decision of the committee.

In order to be considered by the Governance and Nominating Committee for the Annual Meeting of Stockholders to be held in 2015, the name of the proposed nominee and supporting biographical information and description of the qualifications of the proposed nominee must be received by us no later than September 26, 2014.

AUDIT MATTERS

Audit Committee Financial Expert

The Board of Directors has determined that Ms. Hyle is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Ms. Hyle serves as Chair of the Audit and Corporate Responsibility Committee.

Report of the Audit and Corporate Responsibility Committee

The Audit and Corporate Responsibility Committee consists of the four directors named below. All of the committee members are independent (as independence is defined in Section 303A of the NYSE Listed Company Manual and our corporate governance principles) and all of the members are financially literate.

The committee reviewed and discussed with AmerisourceBergen's management and its independent registered public accounting firm (i) the audited financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and (ii) our internal control over financial reporting. AmerisourceBergen's management has the primary responsibility for the company's financial statements and its financial reporting and control processes and procedures, including its internal control over financial reporting and its disclosure controls and procedures. AmerisourceBergen's management has represented to the Audit and Corporate Responsibility Committee that the financial statements contained in our Annual Report on Form 10-K for fiscal year 2013 were prepared in accordance with U.S. generally accepted accounting principles and that our internal control over financial reporting was effective as of September 30, 2013 (based on the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission).

The committee discussed with the company's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the audited financial statements with U.S. generally accepted accounting principles, the firm's judgments as to the quality, not just the acceptability, of the company's accounting principles, the reasonableness of significant judgments reflected in the financial statements and the clarity of disclosures in the financial statements as well as such other matters as are required to be discussed with the committee under the standards of the Public Company Accounting Oversight Board (United States).

The committee discussed with the company's independent registered public accounting firm the matters required to be discussed by the PCAOB Auditing Standard No. 16, Communication with Audit Committees. In addition, the committee discussed with the independent registered public accounting firm the firm's independence from the company and its management, including the matters in the written disclosures and letter that were received by the committee from the independent registered public accounting firm as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the committee concerning independence.

The committee also discussed with the company's independent registered public accounting firm, the firm's audit of the effectiveness of the company's internal control over financial reporting as of September 30, 2013.

Based on the reviews and discussions referred to above, the Audit and Corporate Responsibility Committee recommended to the Board of Directors that the audited financial statements be included in AmerisourceBergen's Annual Report on Form 10-K for fiscal year 2013.

AUDIT AND CORPORATE RESPONSIBILITY COMMITTEE

Kathleen W. Hyle, Chair
Lon R. Greenberg
Michael J. Long
Henry W. McGee

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit and Corporate Responsibility Committee's policy is to pre-approve all audit services and all non-audit services that the company's independent registered public accounting firm is permitted to perform for the company under applicable federal securities regulations. As permitted by the applicable regulations, the committee's policy utilizes a combination of specific pre-approval on a case-by-case basis of individual engagements of the independent registered public accounting firm and general pre-approval of certain categories of engagements up to predetermined dollar thresholds that are reviewed annually by the committee. Specific pre-approval is mandatory for the annual financial statement audit engagement, among others.

Independent Registered Public Accounting Firm's Fees

During the fiscal years ended September 30, 2013 and 2012, Ernst & Young LLP, AmerisourceBergen's independent registered public accounting firm, billed the company the fees set forth below in connection with services rendered by the independent registered public accounting firm to the company:

Fee Category	Fiscal Year 2013	Fiscal Year 2012
Audit Fees	$6,026,373	$4,049,667
Audit-Related Fees	1,036,987	293,000
Tax Fees	1,998,615	1,454,464
All Other Fees	1,995	1,995
TOTAL	$9,063,970	$5,799,126

Audit fees consisted of fees for the audit of AmerisourceBergen's annual financial statements, consultation concerning financial accounting and reporting standards and consultation concerning matters relating to Section 404 of the Sarbanes-Oxley Act of 2002, review of quarterly financial statements as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and assistance with and review of company documents filed with the SEC. Audit fees also included fees for the audit of the effectiveness of the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees consisted of fees for assurance and related services, including employee benefit plan audits and due diligence related to acquisitions.

Tax fees consisted of fees for services related to tax compliance, tax advice and tax planning services.

Other fees consisted of subscription fees for Internet-based professional literature.

Our Audit and Corporate Responsibility Committee reviewed and approved all fees charged by Ernst & Young LLP in accordance with the policy described above and monitored the relationship between audit and permissible non-audit services provided. The policy is intended to ensure that the fees earned by Ernst & Young are consistent with the maintenance of the independent registered public accounting firm's independence in the conduct of its auditing functions.

RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS AMERISOURCEBERGEN'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2014

(Item 2 on the Proxy Card)

What am I voting on?

You are voting on the ratification of the appointment of Ernst & Young LLP as AmerisourceBergen's independent registered public accounting firm for the fiscal year ending September 30, 2014. The Audit and Corporate Responsibility Committee of the Board of Directors has appointed Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2014. Although our governing documents do not require the submission of the appointment of AmerisourceBergen's independent registered public accounting firm to the stockholders for approval, the Board considers it desirable that the stockholders ratify the appointment of Ernst & Young LLP. Should the stockholders not ratify the appointment of Ernst & Young LLP as AmerisourceBergen's independent registered public accounting firm for the fiscal year ending September 30, 2014, the Audit and Corporate Responsibility Committee will investigate the reasons for the rejection by the stockholders and will reconsider the appointment of Ernst & Young LLP.

What services will the independent registered public accounting firm provide?

Audit services provided by Ernst & Young LLP for fiscal year 2014 will include the examination of the consolidated financial statements of AmerisourceBergen and services related to periodic filings made with the SEC. Audit services for fiscal year 2014 also will include the audit of the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, Ernst & Young LLP may provide audit-related, tax and other services comparable in nature to the services performed in fiscal years 2012 and 2013, as described above under the heading *Independent Registered Public Accounting Firm's Fees*.

Will representatives of the independent registered public accounting firm be present at the 2014 Annual Meeting of Stockholders?

Representatives of Ernst & Young LLP are expected to be present at the 2014 Annual Meeting of Stockholders. Such representatives will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

How does the Board of Directors recommend that I vote?

We recommend that you vote **For** the ratification of the appointment of Ernst & Young LLP as AmerisourceBergen's independent registered public accounting firm for fiscal year 2014.

COMPENSATION COMMITTEE MATTERS

General

Our Compensation and Succession Planning Committee, or the Committee, is composed of independent directors. The Committee is responsible for the design of our executive compensation program and review of succession planning. The Committee reviews and approves the compensation of our executives, including our named executive officers. The Committee also oversees our employee pension, long-term incentive and savings, health and welfare plans. The Committee has delegated the administration of our pension and benefit plans to an internal benefits committee, composed of senior finance, human resources and legal executives. The internal benefits committee oversees the management of our pension plan assets, the selection of investment options under our savings plans and the performance of the investment advisers and plan administrators.

Processes and Procedures

Meetings. The Committee met four times in 2013. The Chairman, in consultation with the other Committee members and management, prepares agendas that address an annual calendar of topics and other matters requiring the attention of the Committee. The Committee meets without management present, whenever necessary, to discuss matters it deems appropriate.

Role of External Compensation Consultant. The Committee has sole authority to engage an executive compensation consultant and to terminate the engagement of any such consultant. The Committee's consultant must be independent. No firm will be disqualified solely on the basis of fees, provided it has not received more than $120,000 in the aggregate for the performance of any other services for AmerisourceBergen during the fiscal year. Pay Governance LLC, or Pay Governance, served as the Committee's executive compensation consultant in 2013 pursuant to a written consulting agreement, subject to annual review. Following an assessment of Pay Governance in accordance with NYSE rules regarding compensation consultants, the Committee determined that Pay Governance was independent of management and did not have any economic interests or other relationships with AmerisourceBergen or the Committee that would conflict with Pay Governance's obligation to provide the Committee with impartial and objective advice.

During 2013, Pay Governance advised the Committee on executive compensation matters, plan design and market trends. As directed by the Committee, Pay Governance prepared analyses and recommendations for the Committee relating to all aspects of the compensation of our executives, including pay recommendations for Mr. Collis. The consultant advised the Committee on market practices regarding executive compensation, including long-term incentive pay, and reviewed the market and peer group positioning of the compensation provided to our named executive officers and other senior management. The consultant meets privately with the Committee and individual Committee members from time to time to plan for Committee meetings and discuss executive compensation matters.

Outside of its role as the Committee's executive compensation consultant, Pay Governance did not provide any other services to AmerisourceBergen in fiscal year 2013.

Role of Executive Officers and Management. Mr. Collis gives the Committee a performance assessment and pay recommendation for senior management, including each of the other named executive officers. Management, in consultation with the Committee's external compensation consultant, may also make recommendations to the Committee on matters of compensation philosophy and plan design. Executives may attend the Committee meetings, but they are not present when the Committee meets in executive session and they do not make recommendations regarding their own compensation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Overview

AmerisourceBergen is one of the largest pharmaceutical sourcing and distribution services companies in the world. We operate in a highly competitive environment. The purpose of our executive compensation program is to attract, motivate, and retain the individuals who lead our company and align their interests with the long-term interests of our stockholders.

Our fiscal year 2013 named executive officers are:

Steven H. Collis, President and Chief Executive Officer

Tim G. Guttman, Senior Vice President and Chief Financial Officer

John G. Chou, Executive Vice President and General Counsel

James D. Frary, Senior Vice President and President, AmerisourceBergen Specialty Group (ABSG)

David W. Neu, Senior Vice President and President, AmerisourceBergen Drug Corporation (ABDC)

We seek to pay our executives fairly and competitively and to link pay with performance. The main elements of our compensation program are base salary, annual cash bonus and long-term equity incentive awards. We emphasize compensation opportunities that reward our executives when they deliver targeted financial results. A significant portion of our executives' compensation is equity-based. In fiscal year 2013, incentive compensation (annual cash bonus and equity incentive awards) accounted for approximately 90% of Mr. Collis's total direct compensation opportunity (base salary, annual cash bonus and equity incentive awards) and approximately 75% of the average total direct compensation opportunity of the other named executive officers.

In February 2013, we held a stockholder advisory vote on the compensation of our named executive officers, commonly referred to as a say-on-pay vote. Our stockholders overwhelmingly approved the compensation of our named executive officers, with approximately 97% of stockholder votes cast in favor of our 2013 say-on-pay resolution. As we evaluated our compensation practices and talent needs throughout 2013, we were mindful of the strong support our stockholders expressed for our pay for performance compensation philosophy and pay practices. As a result, the Committee continued to emphasize our pay for performance culture. We increased our incentive compensation target opportunities for our executives in fiscal year 2013. We increased our CEO's stock ownership requirements to a multiple of six times his salary. We also continued to align incentive pay for executives with the achievement of key financial metrics and set ambitious targets for performance-based pay. Our performance targets are designed to correlate with our operational success and reflect measures of performance that drive returns to our stockholders.

We believe our executive pay is reasonable and provides appropriate incentives to our executives to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions. We regularly evaluate the major risks to our business, including how risks taken by management could impact the value of executive compensation. To this end, we note the following:

- Neither our annual cash bonus plan nor our equity incentive performance plan provides payment for poor performance.
- There is a cap on the annual cash bonus opportunity and payout under our equity incentive performance plan.
- Executives must own our stock and the amount of their stock ownership increases with their level of responsibility. Our CEO is required to own stock equal in value to six times his salary. Mr. Collis owns

approximately 0.47% of our outstanding common stock, which is an amount well in excess of our ownership guidelines.

- Clawback provisions apply to equity awards made after 2009 so that if an employee is terminated for cause, breaches non-compete obligations, or otherwise engages in conduct that is detrimental to AmerisourceBergen (including misconduct leading to the restatement of our financial statements), he or she will be required to forfeit outstanding equity awards and pay back the economic benefits realized from vested awards.
- Clawback obligations will also attach to equity and cash awards under our new AmerisourceBergen Corporation Omnibus Incentive Plan, which is being submitted to stockholders for approval in connection with the 2014 Annual Meeting.
- We prohibit our executives and non-executive directors from engaging in any speculative transactions in our securities and from hedging the economic risk of ownership of our stock.

2013 Fiscal Year Financial and Business Performance

AmerisourceBergen performed well in a challenging economic environment in fiscal year 2013. Some fiscal year 2013 financial highlights include:

- Adjusted diluted earnings per share from continuing operations (EPS) of $3.14 per share.
- Revenue of $88 billion, representing a 12.7% increase over prior year revenue.
- Adjusted gross profit of $2.8 billion, representing a 5.7% increase over prior year gross profit.
- Adjusted operating income of $1.3 billion, representing a 2.9% decline from the prior year primarily due to an increase in operating expenses and a shift in customer mix to lower margin business.
- Adjusted return on invested capital (ROIC) of 19.1%, which exceeded our weighted average cost of capital.
- Adjusted free cash flow of $1.1 billion.

We returned a substantial amount of cash to our stockholders in fiscal year 2013 through approximately $196 million in dividends and $484 million in stock repurchases. Our business continues to generate excellent cash flow and, looking forward, we expect to have tremendous flexibility to reinvest in our business, fund our strategic initiatives and return significant value to our stockholders. Our total stockholder returns (TSR), including reinvestment of gross dividends, for the fiscal years ended September 30, 2013, 2012 and 2011 were 59.4%, 5.3%, and 22.2%, respectively. This compares to TSR of the S&P 500 Index of 19.0%, 30.2%, and 0.7% over the same periods.

The leadership and discipline of our management team contributed substantially to our performance over the last several years. Among other achievements in fiscal year 2013:

- Mr. Collis and the other named executive officers demonstrated solid execution of our business plan and the promotion of our strategic objectives.
- We invested in our future growth by entering into a strategic relationship with Walgreens and Alliance Boots in fiscal year 2013 and successfully implemented the first phase of our expanded pharmaceutical distribution contract with Walgreens.
- Our management team's focus on operational excellence and financial discipline increased our efficiency and improved our results.
- Our executives promoted a philosophy of continuous improvement, collaboration, and leadership development among our senior managers and the ongoing importance of diversity and inclusion among our employee population.

2013 Fiscal Year Executive Compensation Objectives and Actions

The Committee reviews and makes decisions about executive compensation, including the amount of base salary, cash bonus and long-term incentive awarded to our named executive officers.

Our objectives in setting compensation in fiscal year 2013 included:

- Attract and retain experienced senior executives
- Motivate our employees to achieve superior results
- Reward performance that exceeds established goals
- Align individual objectives and company performance
- Hold our executives accountable for long-term measures of success
- Align executives' long-term financial interests with those of our stockholders

In addition, the Committee takes into account our financial and business results, individual performance and competitive data. In light of these considerations, the Committee made the following executive compensation decisions in fiscal year 2013:

- Continued the emphasis on the use of equity-based incentives for executives so that the achievement of target pay for our executives correlates with strong performance for AmerisourceBergen and our stockholders.
- Established fiscal year 2013 performance goals for our annual cash bonus plan, including target earnings per share from continuing operations, or EPS, of $3.22 per share, ROIC of 18.84% and free cash flow of $644 million at the corporate level, consistent with our Board-approved business plan.
- Set target incentives for fiscal year 2013 cash bonuses ranging from 100% to 130% of base salary for the named executive officers.
- Approved fiscal year 2013 cash bonus payouts that were paid at 87.6% of target for corporate-level metrics in the aggregate. We underperformed target EPS and exceeded target corporate-level ROIC and free cash flow under our fiscal year 2013 cash bonus plan.
- Increased our stock ownership guidelines to a salary multiple of six times for our CEO.
- Approved performance metrics of EPS and ROIC and set specific targets for these metrics for the performance share awards that we granted to our named executive officers in fiscal year 2013 (covering the three-year performance period ending September 30, 2015).
- Granted annual equity incentive awards to our named executive officers after considering our compensation philosophy and the Committee's assessment of individual performance and expected future contributions. The grant value of each annual equity award was split among stock options (40%), shares of restricted stock or restricted stock units (20%) and performance share awards (40%). However, a portion of Mr. Collis's fiscal year 2013 annual option award was subsequently cancelled and Mr. Collis received an award in August 2013 to replace the fair value of the cancelled options, which is described in more detail below.

We believe that the fiscal year 2013 compensation of our named executive officers was aligned with AmerisourceBergen's fiscal year 2013 results and met our compensation objectives. Our compensation policies have enabled us to attract and retain talented and experienced executives. We believe that these policies have benefitted AmerisourceBergen over time and will position us for growth in future years.

Benchmarking Process

We consider market pay practices as a starting reference point when setting executive compensation. Benchmarking helps the Committee assess whether our level of executive pay is appropriate when compared to industry standards. We conduct a detailed market review of executive pay to evaluate each element of pay and benefit competitiveness, review pay practices and compare performance against our peer group.

In fiscal year 2013, when considering compensation, the Committee reviewed peer group proxy statement data and broader survey data for Messrs. Collis and Guttman and published compensation survey data for our other executive officers. When assessing pay levels, the Committee also reviews the relative positioning of our executive officers with each other. In 2013, the Committee's consultant concluded that our overall competitive posture for executive pay remained similar to our positioning in the 2012 assessment of executive pay in that the total direct compensation of our named executive officers fell below the median total direct compensation of our peer group.

Our peer group is composed of companies with business models and operations comparable to our own, including our two largest direct competitors. It includes companies with revenues that generally fall within a range of approximately 50% to 150% of our expected revenue. In fiscal year 2013, we ranked above the median for revenues of companies in our peer group. We believe our peer group reflects the type and complexity of business risks managed by our executives and that we compete with many of these companies for executive talent. The Committee reviewed the composition of the peer group in fiscal year 2013 with the assistance of the Committee's compensation consultant, and did not make any changes to the peer group, except to remove Medco Health Solutions, following its merger with Express Scripts.

2013 Peer Group

Cardinal Health, Inc.	Ingram Micro Inc.	Sysco Corporation
Costco Wholesale Corporation	The Kroger Co.	Target Corporation
CVS Caremark Corporation	McKesson Corporation	United Parcel Service, Inc.
Federal Express Corporation	Safeway Inc.	Walgreen Co.
The Home Depot, Inc.	Supervalu Inc.	

Target Percentile Compensation Opportunity

Our compensation program targets executive pay relative to our peer group as follows:

Base Salary	Total Cash Compensation (Salary + Bonus)	Total Direct Compensation (Salary + Bonus + Long-Term Incentive)
35th percentile of peer group	50th percentile of peer group	50th percentile of peer group

In fiscal year 2012, we revised our executive compensation philosophy to target total direct compensation opportunity in the 50th percentile relative to our peers (previously, we had targeted the 50th - 75th percentile for total direct compensation). We made this change because we believe that targeting pay opportunities at the median of our peer group is the most suitable approach for us at this time to remain competitive and retain talented and experienced executives, and is consistent with market leading practices. Nonetheless, the total direct compensation opportunity for some of our executives continues to fall below our target. This shortfall in total direct compensation as compared to our target pay philosophy is due, in part, to the fact that the target opportunity of our annual and long-term incentive awards is generally lower than that of our peers and the base salaries of some of our named executive officers have historically fallen below the 35th percentile of our peer group. In recent years, we have taken action to address the difference between our compensation philosophy and actual pay for the most affected executives by increasing base salaries, annual target bonus opportunities and the value of annual equity incentive awards. The Committee's goal is to have target compensation opportunities for our named executive officers aligned with our compensation philosophy over time.

Components of the Executive Compensation Program

Our executive compensation program consists of three main components — base salary, cash bonus and long-term equity incentive. This represents a mix of fixed pay and annual and longer-term incentives.

Base Salary. We target base salary in the 35th percentile for similar positions in our peer group. Base pay provides a regular stream of income and financial security. When setting base salary, the Committee evaluates our executives on job performance, scope of duties and responsibilities, and expected future contributions. By positioning base salary below our peer median, we place greater emphasis on incentive compensation for our executive officers. The Committee has and intends to continue to make adjustments to the base salaries of our executives so that their base salaries will be more aligned with our compensation philosophy over time.

In 2013, we decided to move the timing of our merit review cycle from May to November of each year to align our compensation decisions generally with the beginning of a new fiscal year. As a result of this change, during the year of transition, the Committee did not make any adjustments to the base salaries of the named executive officers during fiscal year 2013, which was consistent with the approach taken by AmerisourceBergen with respect to our employee population as a whole in fiscal year 2013. Accordingly, in fiscal year 2013, the base salaries of our named executive officers remained at levels set during fiscal year 2012.

Cash Bonus. We use annual cash bonuses to motivate executives to improve financial performance year-over-year and to reward executives who deliver targeted financial results. Cash bonuses are paid under our Annual Incentive Plan, or AIP.

The Committee approves the performance goals and incentive levels for each of our named executive officers, and assigns a relative weighting to each performance goal under our cash bonus plan. For each financial performance measure, there is a threshold and a target. Threshold refers to the minimum acceptable level of performance. We do not pay a bonus on a particular financial measure if our performance is at or below the threshold. Target is the expected level of performance.

Executives may receive an amount in excess of their target bonus (up to a maximum cap of an additional 50% of the target incentive) if we exceed target on the key performance metric established for them. Therefore, an individual's actual bonus consists of the amount determined for exceeding the thresholds and, if applicable, an amount (which we refer to as a "stretch" bonus) for exceeding target on the key performance metric established for them — EPS for Messrs. Collis, Guttman and Chou; ABSG operating income for Mr. Frary; and ABDC operating income for Mr. Neu. The stretch portion is calculated by increasing the earned bonus by an additional 2% for every 1% that actual performance exceeds target on the key performance metric. For example, if actual EPS exceeded target EPS by 1%, for executives with EPS as the key metric, the stretch portion would be calculated by multiplying earned bonus by 2%. No stretch bonus payments were added to our named executive officers' bonuses for fiscal year 2013.

In November 2012, the Committee approved the following corporate performance measures for our fiscal year 2013 AIP:

Corporate Performance Metric	Threshold	Target (100% Payout)	Actual Performance
EPS	$2.90	$3.22	3.14(1)
ROIC	16%	18.84%	19.10%
Free Cash Flow	$547.4 million	$644 million	$1.1 billion

(1) Fiscal year 2013 adjusted diluted earnings per share from continuing operations exclude LIFO expense and expense associated with the warrants issued to affiliates of Walgreens and Alliance Boots in March 2013.

The Committee chose EPS and ROIC as corporate-level goals because they are the key metrics used by management to set business goals and evaluate our financial results. In addition, we communicate our expectations about future business performance to investors by using an EPS range for each fiscal year. We generally set EPS targets to reflect our long-term business goal of growing EPS at or close to 15% annually, while allowing for reasonable flexibility to adjust our targets each year based on the impact of industry trends, other market factors and special items from year to year. ROIC equals adjusted after tax operating income divided by invested capital. ROIC measures how well we generate cash flow relative to the capital we invest in our business, including not only the cost of the assets employed but also the cost to acquire those assets. We added free cash flow as a corporate-level financial metric because the amount of free cash flow that we generate each year is essential for us to maintain appropriate working capital. Free cash flow is also an important consideration for our investors. We define free cash flow as cash flows from operations less capital expenditures. Fiscal year 2013 free cash flow was adjusted to exclude the initial one-time working capital impact of on-boarding our pharmaceutical distribution agreement with Walgreens. The targets for 2013 AIP financial performance measures were based on our Board-approved business plan for fiscal year 2013. In fiscal year 2013, we did not reach target performance on EPS and we exceeded our corporate-level ROIC and free cash flow targets. As a result, the bonus payout for our corporate-level financial performance metrics was 87.6% of target in the aggregate.

Target and actual fiscal year 2013 cash bonuses for our named executive officers were as follows:

Name	2013 Base Salary	Target Incentive		Maximum Bonus Potential	Actual Percentage Payout versus Target Incentive	Actual Bonus Payout
		Percent of Base Salary	Amount			
Steven H. Collis	$1,155,000	130%	$1,501,500	$2,252,250	87.6%	$1,314,978
Tim G. Guttman	$500,000	100%	$500,000	$750,000	87.6%	$437,888
John G. Chou	$462,000	100%	$462,000	$693,000	85.6%	$395,369
James D. Frary	$400,000	100%	$400,000	$600,000	75.0%	$300,068
David W. Neu	$600,000	100%	$600,000	$900,000	85.5%	$512,885

The fiscal 2013 cash bonuses of Mr. Collis, Mr. Guttman and Mr. Chou were designed to reflect our overall financial results for the fiscal year and company-wide performance. As a result, 80% of their bonus payments were dependent upon the achievement of corporate financial performance goals (with EPS weighted at 50% and ROIC and free cash flow each weighted at 15% of the total target incentive). The remaining portion (20%) of their bonus payout was based on leadership goals related to the executive's area of responsibility (see chart below). The stretch portion of Mr. Collis, Mr. Guttman and Mr. Chou's bonus payment was based on EPS performance. Because we did not attain our target EPS performance in fiscal year 2013, bonus payouts were below target and no stretch payment was added to Mr. Collis, Mr. Guttman or Mr. Chou's bonuses.

For a named executive officer who leads a specific business unit, a substantial part of his or her bonus is tied to business unit performance, including operational metrics and leadership goals related to business unit initiatives. The Committee selects business unit performance goals that are designed to help us achieve our overall corporate performance goals (EPS, ROIC and free cash flow) for the fiscal year.

Mr. Neu is the executive in charge of ABDC. Mr. Neu's fiscal year 2013 cash bonus was based 40% on EPS and 40% on ABDC operating metrics (with weightings of 20% on ABDC operating income, 10% on ABDC pre-tax profit, and 10% on ABDC revenue) and 20% on leadership goals related to ABDC's business operations. We believe this mix, which emphasizes ABDC's performance, appropriately links pay to Mr. Neu's operating responsibility. Mr. Neu's stretch bonus opportunity was based on the extent to which ABDC's fiscal year 2013 operating income performance exceeded target. We chose ABDC operating income as the key financial metric for ABDC in fiscal year 2013 to focus on the profitability of our core businesses and emphasize our drive toward efficiency in our operations. For fiscal year 2013, target ABDC operating income was intended to achieve, at a minimum, an amount roughly equal to fiscal year 2012 target ABDC operating income, given the challenging economic environment. For the fiscal year 2013 AIP, target ABDC pre-tax profit was intended to exceed prior year ABDC pre-tax profit by about 2% and target ABDC revenue was intended to exceed prior year ABDC revenue by approximately 5%. In fiscal year 2013, ABDC did not fully attain its target operating income and pre-tax profit goals. At least two times in the last five fiscal years, ABDC has not achieved target on one or more AIP financial performance measures applicable to a named executive officer. Because ABDC did not reach its target operating income in fiscal year 2013, no stretch bonus was added to Mr. Neu's bonus payout for fiscal year 2013.

Mr. Frary is the executive in charge of ABSG. Mr. Frary's fiscal year 2013 cash bonus was based 40% on EPS and 40% on ABSG operating metrics (with weightings of 20% on ABSG operating income, 10% on ABSG pre-tax profit, and 10% on ABSG revenue) and 20% on leadership goals related to ABSG's operations. We believe this mix, which emphasizes ABSG's performance, appropriately links pay to Mr. Frary's operating responsibility. Mr. Frary's fiscal year 2013 stretch bonus opportunity is based on ABSG operating income. We chose ABSG operating income because it is the primary indicator of profitability for the business and emphasizes our drive toward efficiency in our operations. The Committee determined that ABSG revenue was an appropriate financial performance measure because we want to incentivize ABSG executives to increase focus on ABSG market growth. In addition, ABSG pre-tax profit was used as a financial performance measure because it is a comprehensive measure that takes into account an intercompany charge based on the business unit's committed capital when assessing business unit performance. For fiscal year 2013, ABSG's AIP performance metrics were designed to target an approximately 2% increase in ABSG operating income, 16% increase in pre-tax profit and 11% increase in revenue over ABSG's fiscal year 2012 business plan. In fiscal year 2013, ABSG did not fully attain its target operating income and revenue goals. At least one time in the last five fiscal years, ABSG has not achieved target on one or more AIP financial performance measures applicable to a named executive officer. Because ABSG did not reach its target operating income in fiscal year 2013, no stretch bonus was added to Mr. Frary's bonus payout for fiscal year 2013.

The Committee believes that leadership goals are an important component of the annual bonus plan for the named executive officers. The Committee uses leadership goals to emphasize business and strategic priorities that are expected to significantly impact financial results and that are within an individual's area of responsibility. For example, a material regulatory violation or loss of an investment grade rating has the potential to undermine EPS growth. The fiscal year 2013 leadership goals for our named executive officers are set out below.

Named Executive Officer	Fiscal Year 2013 Leadership Goals
Steven H. Collis	• Execute leadership role in strategic planning and development of strategic initiatives • Assist business leaders with implementation of new organizational structures and customer retention • Develop and execute strategy for certain assets, including Canadian wholesale distribution business • Continue to promote focus on culture building and retention of key leadership talent
Tim G. Guttman	• Drive working capital improvements to achieve our fiscal year 2013 free cash flow objective • Play key role in strategic initiatives, including development of relationship with Walgreens and Alliance Boots • Oversee development of fiscal year 2014 annual operating plan • Develop and execute strategy for certain assets, including Canadian wholesale distribution business
John G. Chou	• Oversee compliance with regulatory requirements and avoid any failure that would give rise to a material adverse effect on ABC's financial conditions or operations • Oversee litigation strategy and effectively manage litigation costs • Oversee completion of strategic transactions and avoid outcomes that would give rise to a material adverse effect • Play leadership role in strategic planning process • Oversee legal readiness to assume our contractual responsibilities to Walgreens and Alliance Boots • Manage ABC Legal Department effectively to sustain high level of contributions
James D. Frary	• Implement ABSG management structure, including staffing, retaining culture and prioritizing objectives • Manage effective integration of other businesses into ABSG • Develop and execute on ABSG international strategy • Focus on organizational structure of oncology supply business • Play leadership role in strategic planning process
David W. Neu	• Implement strategic initiatives for ABDC, including with respect to generic pharmaceuticals • Implement cost reduction initiatives for ABDC • Develop and execute strategy for certain assets, including Canadian wholesale distribution business • Successfully on-board customers in accordance with internal guidelines and expand customer relationships • Ensure readiness to assume distribution of branded and generic products to 8,100 Walgreens pharmacy locations

The Committee determined that the named executive officers met their leadership goals, except that the Committee reduced Mr. Chou's and Mr. Neu's bonuses because they did not fully implement one of their leadership goals during the fiscal year.

Although the Committee has the discretion to give a bonus even though pre-established performance goals have not been met, it has rarely exercised this discretion. The Committee did not award a discretionary bonus to any of the named executive officers for fiscal year 2013 or in any of the last five fiscal years.

In November 2013, the Committee set fiscal year 2014 performance measures under the AIP, consistent with our Board-approved business plan. These measures, as adjusted for certain items, include:

- EPS, ROIC and free cash flow at the corporate level
- Operating income, pre-tax profit and revenue at the business unit level (e.g. ABDC or ABSG)

The Committee also established leadership goals for each of the named executive officers, which include, among others:

- Avoiding material regulatory or legal failure
- Executing international business strategies
- Facilitating organizational integration
- Developing succession plans
- Executing specified business plans
- Maintaining customer relationships
- Promoting collaborative business relationships
- Implementing corporate programs to address matters such as diversity, leadership development or employee satisfaction

Fiscal year 2014 target incentive levels for the named executive officers range from 100% to 135% of base salary, with the opportunity for each named executive officer to earn an additional 50% of his or her target incentive level (or a maximum bonus, depending on the target incentive level, ranging from 150% to 202.5% of base salary) if we exceed our financial performance goals.

Long-Term Incentive. We use equity awards to motivate our executives to achieve superior business results over the long term. Equity awards support our stock ownership requirements and further enhance the alignment between management and stockholder interests.

The Committee awards equity incentives to our named executive officers and establishes the performance metrics for our performance plan in the first quarter of our fiscal year, generally in November of each year. The fiscal year 2013 equity incentive awards (including performance shares) provided to our named executive officers are presented in the *Grants of Plan-Based Awards Table* on page 40. The aggregate grant date fair values of the fiscal year 2013 equity incentive awards (including the grant date fair value of target performance shares) provided to our named executive officers are included in the *Summary Compensation Table* on page 37.

In fiscal year 2013, we awarded our named executive officers options to purchase 476,150 shares of our common stock, 129,225 restricted shares (or restricted stock units) of our common stock and 102,462 target performance shares. These awards represented approximately 17% of the total equity incentives granted to management and other employees in fiscal year 2013. We believe that it was appropriate to award approximately 17% of the annual equity incentives to our executive officers because they are in the best position to drive our future results and implement our long-term business strategy. Moreover, equity awards directly link the long-term wealth accumulation opportunity we provide our executives with our stockholders' long-term interests. Equity incentives represented approximately 79% of Mr. Collis's total direct compensation and approximately 54%, on average, of the total direct compensation of the other named executive officers in fiscal year 2013.

In approving fiscal 2013 long-term equity incentive awards, the Committee considered a number of factors:

- *Skills, experience and time in role and expected future contributions.* The value of equity awards depends in part on the scope of an executive's job responsibilities and the impact he or she can be expected to have on our future operating results. The Committee also takes into account each executive's skills, experience and time in role, and considers Mr. Collis's recommendations with respect to each executive officer other than himself. In particular, Mr. Collis became our CEO in July 2011 and fiscal year 2013 compensation reflected the third fiscal year of Mr. Collis's tenure as our CEO. Mr. Collis's fiscal year 2013 long-term equity incentive compensation awards reflected the Committee's assessment that Mr. Collis has provided and will continue to provide highly effective strategic leadership and guidance to facilitate the long-term growth of AmerisourceBergen, and the Committee's desire to provide Mr. Collis with significant long-term equity incentive opportunities to continue to achieve our strategic business goals.
- *Company performance.* The Committee also took into consideration AmerisourceBergen's financial performance in fiscal year 2013 and the named executive officers' leadership and focus on fostering our

strategic initiatives. In particular, our strategic relationship with Walgreens and Alliance Boots represents a significant achievement in our efforts to foster expansion of our core businesses, enhanced generic pharmaceutical sourcing, and long-term strategic growth opportunities for AmerisourceBergen and provide a platform for global initiatives.

- *The relative discrepancy between an executive's targeted total direct compensation and the median of our peer group.* We aim to provide our executives with total direct compensation at the median of our peer group and the value of long-term equity incentive awards constitutes a substantial portion of their compensation each year. Therefore, the Committee sets the target value of annual equity awards so that, when equity incentives are combined with base pay and cash bonus, our executives will have a target total direct pay opportunity at the median of our peer group. The target values are informed by the Committee's review of the competitive positioning of each element of pay based on compensation data prepared by the external compensation consultant with reference to our peer group for our CEO and CFO and with reference to published market compensation data for the other named executive officers.

  As disclosed on page 27 of our 2013 Proxy Statement, the Committee is taking steps to align the pay opportunities for our executives with our compensation philosophy over time. Accordingly, in fiscal year 2013, we continued our efforts to increase the year over year value of equity incentive awards to our named executive officers as part of the transition to rectify the historical shortfall in total pay in comparison to the median of our peer group. This shortfall significantly contributed to the Committee's decision to grant larger overall long-term equity incentive awards in fiscal years 2012 and 2013 as compared to fiscal 2011.

- *The emphasis placed on equity in the mix of total compensation.* The Committee believes that incentive compensation should constitute the majority of each executive's overall compensation package to provide incentives to meet our performance objectives and grow our stock price over time. As we continue to close the gap between actual pay and our compensation philosophy, a greater portion of our executives' pay mix will shift toward equity-based compensation. Moreover, the Committee did not increase base salaries in fiscal year 2013 and target cash bonus is tied to base salary amounts. Because the Committee emphasizes long-term equity compensation in our pay mix, the value of the year over year increase in fiscal 2013 long-term equity incentive awards is greater than the year over year increase in target cash bonus — especially in fiscal year 2013, when base salaries for our named executive officers were not increased and cash bonus payouts were below target.

- *Average annual share use.* The Committee also takes into account the average annual share use for total equity incentives granted to employees so as to provide stock options, restricted stock (or restricted stock units) and performance shares to eligible employees at a reasonable rate and cost to AmerisourceBergen and its stockholders. The grant value of a long-term incentive award for our most senior executives is generally allocated approximately 40% in the form of stock options, 20% in the form of restricted stock (or restricted stock units), and 40% in performance shares. We believe that this mix of equity-based compensation provides an incentive to achieve favorable long-term results at a reasonable cost to the company and increases the focus on stockholder return versus the market.

  Because we changed the timing of our annual grant of equity incentive awards (as discussed on page 34), fiscal year 2012 and fiscal year 2013 equity incentive awards were made in the same calendar year. As a result, the total number of shares underlying Mr. Collis's fiscal year 2013 equity incentive award (granted in November 2012), when combined with the total number of shares underlying Mr. Collis's fiscal year 2012 equity incentive award (granted in February 2012), exceeded the maximum cap on shares underlying grants under our Equity Incentive Plan to any individual in any calendar year. The excess portion of shares underlying the unvested option from his November 2012 award was void, and the number of shares covered by the option was reduced by that amount. In order to provide Mr. Collis with the incentive compensation that was intended for him for fiscal year 2013, the Committee made a corrective award of options and restricted stock to Mr. Collis on August 7, 2013, the grant date fair value of which reflected the fair value on that date of the unvested options that were cancelled. The August 7, 2013 award was comprised of a stock option to acquire 107,826 shares of our common stock and a restricted stock award for 77,995 shares of common stock. The stock option has an exercise price per share equal to $58.74, the closing price per share of common stock on the grant date and will vest in four equal annual installments upon Mr. Collis's completion of each year of employment over the four-year period measured from the August 7, 2013 grant date. The stock option has a term of seven years. Following Mr. Collis's completion of a three-year service period measured from the August 7, 2013 grant date, the restricted stock award will vest on any date between August 7, 2016 and November 14, 2019 on which the average daily closing price per share of common stock calculated for the immediately preceding ninety (90) consecutive trading days is greater than $40.21.

Stock options, restricted stock, restricted stock units and performance shares are subject to vesting and clawback provisions, described on page 48. When an executive retires, unvested equity awards will continue to vest according to their schedule and vested options will remain exercisable for the length of their original term (which is currently seven years). Under our Equity Incentive Plan, retirement is defined as a voluntary termination of employment after age 62 with at least 60 months of continuous service. We also have the right to clawback the value of equity awards that are held by current or former employees as a result of misconduct (including misconduct that leads to the restatement of our financial statements) or competitive behavior that is detrimental to AmerisourceBergen. We believe that these requirements support our goal of retaining executives and aligning individual performance with our long-term growth. The post-retirement provisions provide an additional incentive for executives, particularly those near retirement, to continue to focus on our long-term performance and the clawback provisions serve as a means to redress detrimental behavior by former employees.

In February 2012, the Committee added a performance plan to our long-term incentive program for our executive leadership team. Grants under the performance plan are in the form of performance-based restricted share units, which we refer to as performance shares. Performance is measured at the end of the three-year performance period only. There are no interim one-year vesting thresholds.

In November 2012, the Committee approved the terms of the fiscal year 2013 performance shares to align with our three-year business planning cycle, and we expect that future performance share awards will have performance metrics based on this cycle. The Committee selected EPS and ROIC as the performance metrics for the performance plan because it believes that these metrics are critical drivers of sustained value creation over the longer term. The Committee believes the EPS and ROIC goals for the performance shares covering the 3-year performance period ending September 30, 2015 can be characterized as challenging and difficult to achieve, but attainable with significant effort and skill on the part of our executive leadership team.

Under our performance plan, the Committee will determine whether the performance goals have been met at the end of the performance period. Accordingly, for the performance plan covering fiscal years 2013 through 2015, EPS and ROIC growth will be assessed as of September 30, 2015 for the entire three-year performance period. The performance plan is designed to encourage our executives to focus on the initiatives that promote the achievement of our long-term goals.

If the performance goals are met, a participating executive will receive a payout in shares of our common stock.

Under the terms of each grant:

- For the performance period extending from October 1, 2012 through September 30, 2015, the performance metrics are EPS and ROIC, which are weighted at 75% and 25%, respectively. We believe sustained EPS and ROIC performance is critical to deliver long-term value to our stockholders.
- Performance shares are settled using shares of our common stock. Each performance share represents the right to receive one share of our common stock. The common stock will not be restricted upon payout of the award.
- A participating executive has the opportunity to earn a payout between 0% and 150% of his or her target award based on our performance against performance metrics established by the Committee at the beginning of the performance period.
- If threshold performance for a particular metric is not attained, the executive forfeits the right to receive any payout based on that metric. Threshold performance for each of the metrics will result in a payout equal to 50% of the target award. Attaining the maximum goal for each metric will result in a payout equal to 150% of the target award.
- Vesting of performance share units, if any, occurs at the end of the three-year performance period applicable to the awards and is based on continued employment at the end of the period, subject to certain exceptions, which are described below.

- Upon a change in control of AmerisourceBergen, an executive will be entitled to receive a payout of the award, if any, based on an assessment of performance for a shortened performance period (extending through the end of the fiscal quarter preceding the change in control). Except as set forth below, the executive must remain continuously employed by us through the end of the original performance period in order to receive a payout of the award. However, if the executive is involuntarily terminated within two years of a change in control, the performance award will vest on the date of the executive's termination.
- If an executive voluntarily retires prior to the end of a performance period, the performance share award will continue to vest according to its original term, and the executive will be entitled to receive a payout under his or her award, if any, depending upon an assessment of our performance at the end of the three-year performance period.
- There are no dividends paid on outstanding performance share units during the performance period. If the required performance is attained, the executive will receive shares of common stock equal in value to the total dividends that would have been paid on the award.

Equity Award Grant Practices

We have a written policy on equity grants designed to formalize our equity grant practices and ensure that equity awards will generally be made at specified times. The Committee revised this policy so that, beginning in fiscal year 2013, the Committee will review and approve annual stock option, restricted stock and performance share awards to executives and other eligible employees in November of each year, which generally coincides with the beginning of our fiscal year. This policy change allows the Committee to make equity awards at the beginning of the relevant performance cycle with the benefit of reviewing results from the immediately preceding performance cycle. We also may make equity awards at other times during the year for new hires or other reasons, including, for example, a job promotion or as a result of an acquisition. In accordance with our policy and our Equity Incentive Plan, the Committee has delegated limited authority to the Chief Executive Officer to approve grants to non-executive officers. Such awards may only be made on the 1st day of a month (or the next trading day, if the first day of the month is not a trading day). The Committee must approve any equity awards to the named executive officers.

The exercise price of any stock option award is the closing price of our common stock on the date of grant. We do not backdate or grant options, restricted stock or restricted stock units retroactively. We generally schedule Board and Committee meetings at least one year in advance and, as noted above, generally make annual equity awards to our named executive officers at approximately the same time every year. We do not time our equity awards to take advantage of the release of earnings or other major announcements by us or market conditions.

Other Compensation

Our named executive officers receive a limited amount of other benefits as part of a competitive compensation package. These benefits include a company matching contribution under our 401(k) plan, which is provided to all employee participants. We provide an allowance for tax and financial planning services for our executives to give them the opportunity to maximize the benefits from the compensation and benefits programs offered to them. In the aggregate, these other benefits constitute only a small percentage of each named executive officer's total compensation.

Deferred Compensation

Executives may defer receipt of part or all of their cash compensation under our deferred compensation plan. The plan is intended to promote retention of executives by providing a long-term, tax efficient savings opportunity at low cost to us. Amounts deferred under the plan are deemed invested in the plan investment options chosen by the executive. The executive receives a quarterly adjustment in his or her account for any notional gains and losses on the amounts deferred under the plan.

Employee and Retirement Benefits

Core employee benefits are available to the named executive officers on the same basis as all domestic employees generally. These benefits include medical and dental coverage, disability insurance, life insurance and a 401(k) plan.

We offer a benefit restoration plan to selected key management, including the named executive officers. We implemented this plan to address the absence of any non-legacy executive retirement plan following the 2001 merger to form the company and to permit executives to receive the full amount of the company match available for other employees generally under the 401(k) plan. This plan provides an annual contribution amount equal to 4% of a participant's salary and bonus to the extent that his or her compensation exceeds IRS limits applicable to our 401(k) plan.

Mr. Neu participates in a supplemental executive retirement plan that we maintain. This plan was in existence prior to the 2001 merger that formed our company and is now frozen with respect to participation and benefit accruals. This legacy plan is more fully described on page 42.

Severance and Change in Control Benefits

Severance Benefits. We provide severance benefits under specified circumstances to give executives a measure of financial security following the loss of employment, to protect the company from competitive activities after the departure of certain executives, and because we believe that these benefits are important to attract and retain our executives in a competitive industry. We will provide severance benefits if we discharge a named executive officer without cause or he leaves the company for good reason. Good reason means a reduction in base salary or our failure to comply with our obligations (including, in some cases, by diminishing the executive's authority, duties and responsibilities) under his employment agreement. The terms of these benefits are set out in employment agreements and various plans, which are described on pages 44 - 45.

We do not provide severance benefits if a named executive officer is terminated for cause or leaves without good reason. In that case, we would only pay the amount of accrued obligations.

Change in Control. We do not provide enhanced cash compensation in connection with a change in control of the company. The vesting of equity awards will be accelerated if a named executive officer's employment is involuntarily terminated within two years after a change in control. In the event of a change in control, a shortened performance period, which extends only through the end of the fiscal quarter preceding the change in control, will be used to determine the payout under awards of performance shares. We provide these benefits to provide financial protection to employees following an involuntary loss of employment in connection with a change in control and to enable our executives to focus on important business decisions should we be acquired without regard to how the transaction may affect them personally. We believe that this structure provides executives with an appropriate incentive to cooperate in completing a change in control transaction. The Board and the Committee also have discretion under our Equity Incentive Plan to take certain actions in the event of a change in control. These actions include cancelling options that are not exercised within 30 days after a change in control; cashing out outstanding options; cancelling any restricted stock awards in exchange for the payment of cash, property or a combination of cash and property equal to the award's value; or substituting other property (including securities of another entity) for awards granted under our Equity Incentive Plan.

In addition, there is discretion under the AIP to pay cash bonuses during any year in which a change in control occurs. If this discretion is exercised, bonus payments would be based on performance for the portion of the fiscal year until the change in control event and paid within 75 days of the change in control.

Any payments that are made to the named executive officer as a result of termination are not intended to constitute excess parachute payments within the meaning of Section 280G of the Internal Revenue Code. The employment agreements of the named executive officers require us to reduce these payments, if necessary, to ensure that they do not constitute excess parachute payments.

Executive Stock Ownership

Our executives must own shares of our common stock in an amount equal to a multiple of their base salary. Stock ownership aligns management's interests with those of our stockholders and provides a continuing incentive for management to focus on long-term growth. Under our executive stock ownership guidelines, Mr. Collis must own shares worth six times his base salary and the other named executive officers must own shares worth three times their base salaries. Executives who become subject to the guidelines have three years from the date of hire or change in status, whichever is later, to comply with the ownership requirements. Following its annual review, the Committee determined that each of the named executive officers is in compliance with the guidelines.

Derivatives Trading and Hedging Prohibition

No director, officer or employee may buy or sell options on our common stock or engage in short sales of our common stock. We also prohibit hedging the economic risk of ownership of our common stock. We discourage our employees from holding our stock in a margin account or pledging our stock as collateral for a loan. We have a written policy for our employees on these matters.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for annual compensation over $1 million paid to their chief executive officer and the next three most highly compensated executive officers (other than the principal financial officer). The Internal Revenue Code generally excludes from the calculation of the $1 million cap compensation that is based on the attainment of pre-established, objective performance goals established under a stockholder-approved plan. In fiscal 2013, a portion of the compensation paid to Messrs. Collis, Chou, Frary and Neu was not deductible.

We consider the impact of this exclusion when developing and implementing our executive compensation programs. Performance share awards and stock options are generally designed and intended to meet the requirements under the exclusion. The Omnibus Incentive Plan we are recommending that our stockholders approve at the 2014 Annual Meeting includes a series of performance criteria that the Committee may use in establishing specific targets to be attained as a condition to the vesting of stock-based or cash incentive awards under the plan, which is intended to qualify the compensation attributable to those awards as performance-based compensation for purposes of Section 162(m).

However, we also believe that it is important to preserve flexibility in administering compensation programs in a manner designed to attract and retain executive officers who are essential to our financial success and to promote various other corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). The Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code.

Compensation Committee Report

The Compensation and Succession Planning Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in the 2014 Proxy Statement. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2014 Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

COMPENSATION AND SUCCESSION PLANNING COMMITTEE

Michael J. Long, Chairman
Douglas R. Conant
Edward E. Hagenlocker
Jane E. Henney, M.D.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid to or earned during fiscal year 2013 by our President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, and the three other most highly compensated executive officers, who we refer to in this Proxy Statement as the named executive officers.

(A) Name and Principal Position	(B) Year	(C) Salary	(D) Stock Awards	(E) Option Awards	(F) Non-Equity Incentive Plan Compensation	(G) Change in Pension Value and Nonqualified Deferred Compensation Earnings	(H) All Other Compensation	(I) Total
Steven H. Collis	2013	$1,155,000	$7,710,338	$1,675,899	$1,314,978	—	$143,991	$12,000,206
President and Chief	2012	$1,093,462	$2,699,983	$1,800,015	$1,348,150	—	$115,012	$7,056,622
Executive Officer	2011	$834,634	$727,400	$1,326,600	$1,084,137	—	$637,111	$4,609,882
Tim G. Guttman	2013	$500,000	$720,000	$480,000	$437,888	—	$46,066	$2,183,954
Senior Vice President and	2012	$363,207	$180,236	$334,753	$324,968	—	$23,768	$1,226,932
Chief Financial Officer								
John G. Chou	2013	$462,000	$539,980	$360,003	$395,369	—	$58,577	$1,815,929
Executive Vice President	2012	$436,154	$464,995	$309,994	$449,383	—	$51,542	$1,712,068
and General Counsel	2011	$373,653	$257,609	$469,838	$453,992	—	$51,944	$1,607,036
James D. Frary	2013	$400,000	$539,980	$360,003	$300,068	—	$54,933	$1,654,984
Senior Vice President and	2012	$375,385	$375,008	$250,000	$492,456	—	$49,813	$1,542,662
President, AmerisourceBergen	2011	$315,000	$212,146	$386,925	$502,521	—	$46,423	$1,463,015
Specialty Group								
David W. Neu	2013	$600,000	$779,994	$520,001	$512,885	—	$61,676	$2,474,556
Senior Vice President and	2012	$538,462	$509,988	$339,998	$441,299	$256,128	$53,756	$2,139,631
President, AmerisourceBergen	2011	$412,789	$212,146	$386,925	$441,000	$84,277	$50,858	$1,587,995
Drug Corporation								

Salary (Column C)

The amounts reported as salary represent the base salaries paid to each of the named executive officers for each fiscal year shown. Amounts shown for Mr. Collis include $31,732, $108,688 and $83,677 deferred into our deferred compensation plan for fiscal years 2011, 2012 and 2013, respectively.

Stock Awards and Option Awards (Columns D and E)

The amounts reported in Columns D and E represent the grant date fair value for equity awards shown in accordance with Accounting Standards Codification No. 718 disregarding the estimate of forfeitures related to service-based vesting conditions. Such values do not reflect whether the recipient has actually realized a financial benefit from the award. There were no forfeitures by any of the named executive officers in fiscal years 2013, 2012, or 2011. See Note 9 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 relating to assumptions made in the valuation.

For awards that are subject to performance conditions, such as the performance shares included in the table above, we report the fair value at grant date based upon the probable outcome of such conditions consistent with our estimate of aggregate compensation cost to be recognized over the service period determined under Accounting Standards Codification No. 718, excluding the effect of estimated forfeitures. For this purpose, the probable outcome is assumed to be at target level attainment and the grant date fair values of the performance shares at target level attainment were as follows: Mr. Collis — $2,400,014, Mr. Guttman — $479,987, Mr. Chou — $360,000, Mr. Frary — $360,000, and Mr. Neu — $519,996. The following represents the grant date fair value of the performance share awards at maximum level attainment: Mr. Collis — $3,600,001, Mr. Guttman $720,000, Mr. Chou — $539,980, Mr. Frary — $539,980, and Mr. Neu — $779,994.

Long-term equity incentive awards are made pursuant to our Equity Incentive Plan. Annual equity awards generally are divided approximately 40% in the form of stock options, 20% in the form of restricted stock (or restricted stock units), and 40% in the form of performance shares. Stock options have an exercise price equal to the closing price of our common stock on the date of grant. Stock options vest 25% per year beginning on the first anniversary of the grant date and may be exercised over a term of seven years from the date of grant for those stock options granted on or after February 27, 2008. Unvested options granted normally cease to vest upon any termination of employment other than involuntary termination of employment within two years after a change in control. If we terminate a named executive officer for cause, all outstanding options (vested and unvested) are immediately cancelled. (See page 48 for a description of the impact of termination of employment on vesting and exercisability of restricted stock and stock options.)

Restricted stock and restricted stock unit awards vest on the third anniversary of the grant date. Unvested restricted stock or restricted stock units are forfeited if the executive leaves the company prior to vesting, except by reason of death, disability or an involuntary termination of employment within two years after a change in control. In accordance with the dividend rate applicable to the declaration of dividends on our common stock from time to time, dividends on unvested restricted stock (and restricted stock units) are accrued and paid upon vesting. The dividend rate is not preferential. A restricted stock unit is a right to receive shares of our common stock that is delivered at the time and to the extent that the shares vest.

In fiscal year 2013, we changed the timing of our annual equity awards to executives and other eligible employees so that annual grants would be made in November of each year, which is in the first quarter of our fiscal year. Previously, the Committee approved annual equity awards in February or March of each year, which is in the second quarter of our fiscal year. As a result, fiscal year 2012 equity awards (made in February 2012) and fiscal year 2013 equity awards (made in November 2012) were made in the same calendar year. However, a portion of the option granted to Mr. Collis in November 2012 was void because the aggregate number of shares of common stock subject to equity grants made to Mr. Collis in calendar year 2012 inadvertently exceeded the per person limit under our Equity Incentive Plan by 272,423 shares. The equity incentive plan restricts the number of shares of common stock that may be subject to awards to any individual in respect of any calendar year. Accordingly, the unvested November 2012 option (originally granted to cover 373,250 shares) was reduced to cover 100,827 shares of common stock. The November 2012 option has an exercise price of $40.21 per share, the closing price per share of common stock on the date of grant. On August 7, 2013, the Committee awarded Mr. Collis a corrective equity grant to replace the fair value on that date of the cancelled options. The August 2013 equity grant was comprised of an option to acquire 107,826 shares of our common stock (determined as of August 7, 2013) and a restricted stock award for 77,995 shares of common stock. The August 2013 stock option has an exercise price equal to $58.74 per share, the closing price per share of common stock on the date of grant and vests in four equal annual installments. Following Mr. Collis's completion of three years of service measured from the August 7, 2013 grant date, the August 2013 restricted stock will vest on any date between August 7, 2016 and November 14, 2019 on which the average daily closing price per share of common stock calculated for the immediately preceding ninety (90) consecutive trading dates is greater than $40.21 per share. The purpose of the August 7, 2013 grant was to replace the fair value on that date of the unvested November 2012 options that were void and to provide Mr. Collis with the equity incentive compensation that the Committee had intended to grant him in fiscal year 2013.

Performance shares vest at the end of the three-year performance period applicable to the awards, subject to achievement of the performance metrics and except as noted below. If threshold performance for a performance metric is not achieved, the executive will forfeit the right to receive any payout based on that metric. An executive will forfeit his or her award under the performance plan upon voluntary termination of employment or termination for cause prior to vesting. An executive is entitled to receive a pro-rata portion of his or her award in the event of the executive's death, disability or involuntary termination without cause prior to vesting, provided such event occurs after at least eighteen months from the beginning of the performance period. In addition, in the event of the executive's death or disability, the performance period will be measured only through the end of the most recently completed quarter prior to such event. Upon a change in control of AmerisourceBergen, an executive will be entitled to receive a payout, if any, based upon a shortened performance period (extending from the beginning of the performance period through the end of the fiscal quarter preceding the change in control), but the vesting and the payout of the award, if any, would be made at the end of the original performance period so long as the executive is continuously employed by us. However, in the case of the executive's involuntary termination with or without cause within two years of a change in control, the performance award will vest on the date of the executive's termination. If an executive voluntarily retires, the executive will be entitled to receive a payout of his or her award at the end of the three-year performance period. In accordance with the dividend rate applicable to the declaration of dividends on our common stock from time to time, dividends on unvested performance share units are accrued and paid upon vesting. The dividend rate is not preferential.

Non-Equity Incentive Plan Compensation (Column F)

The amounts reported in Column F represent the annual cash bonuses awarded to the named executive officers under our AIP for the fiscal year shown. Cash bonuses were calculated based on the degree to which the named executive officer achieved the performance criteria established for him or her by the Compensation and Succession Planning Committee in the preceding November and approved by the Committee and paid in the November following the close of the applicable fiscal year.

Under the AIP, payment of cash bonus depends upon the achievement of pre-established performance goals for the fiscal year. Cash bonus payments depend primarily on the achievement of financial performance goals and secondarily on individual leadership goals. We use a mix of financial performance goals at the corporate and, depending on the named executive officer, business unit level. In fiscal year 2013, corporate level financial performance measures were EPS, ROIC and free cash flow, and business unit financial performance measures for certain named executive officers were ABDC operating income, ABDC pre-tax profit and ABDC revenue and ABSG operating income, ABSG pre-tax profit and ABSG revenue. (See cash bonus discussion on pages 27 - 30 under "*Compensation Discussion and Analysis*.")

Change in Pension Value and Non-Qualified Deferred Compensation Earnings (Column G)

The amounts reported in Column G for Mr. Neu include the aggregate year-over-year change in the actuarial present value of his accumulated benefit in the Bergen Brunswig Supplemental Retirement Plan measured as of September 30, 2013, except that the actuarial present value of the accumulated benefit in the plan decreased $146,713 from September 30, 2012 to September 30, 2013 and this negative amount is not included in the table in accordance with SEC rules.

We do not provide above-market or preferential earnings on deferred compensation.

All Other Compensation (Column H)

The following table shows the specific components of the amounts shown for fiscal year 2013 in Column H of the Summary Compensation Table:

Name	Year	Employee Investment Plan (1)	Benefit Restoration Plan (2)	Financial Planning	Dividends Paid Upon Vesting of Restricted Stock	Airline Membership Dues	Total
Steven H. Collis	2013	$10,200	$89,165	$15,000	$29,326	$300	$143,991
Tim G. Guttman	2013	$10,200	$19,903	$11,500	$4,463	—	$46,066
John G. Chou	2013	$10,200	$26,040	$11,500	$10,837	—	$58,577
James D. Frary	2013	$10,200	$25,283	$11,500	$7,650	$300	$54,933
David W. Neu	2013	$10,200	$30,413	$11,500	$9,563	—	$61,676

(1) These amounts represent company contributions under the AmerisourceBergen Employee Investment Plan, our 401(k) plan, which were posted to the executives' accounts during fiscal year 2013.

(2) These amounts represent company contributions to the AmerisourceBergen Corporation Benefit Restoration Plan (see page 43 for a description of the plan), which were posted to the executives' accounts during fiscal year 2013.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to each of our named executive officers during fiscal year 2013.

Name	Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
			Threshold ($) (1)	Target ($) (1)	Maximum ($) (1)	Threshold (#) (2)	Target (#) (2)	Maximum (#) (2)				
Steven H. Collis	Restricted Stock	11/14/2012	—	—	—	—	—	—	29,843	—	—	$1,199,987
	Restricted Stock	8/7/2013	—	—	—	—	—	—	77,995	—	—	$4,110,337
	Performance Shares	11/14/2012	—	—	—	29,843	59,687	89,530	—	—	—	$2,400,014
	Nonqualified Stock Options	11/14/2012	—	—	—	—	—	—	—	100,827	$40.21	$648,317
	Nonqualified Stock Options	8/7/2013	—	—	—	—	—	—	—	107,826	$58.74	$1,027,582
	Annual Cash Bonus	n/a	$301,351	$1,501,500	$2,252,250	—	—	—	—	—	—	—
Tim G. Guttman	Restricted Stock	11/14/2012	—	—	—	—	—	—	5,969	—	—	$240,013
	Performance Shares	11/14/2012	—	—	—	5,969	11,937	17,906	—	—	—	$479,987
	Nonqualified Stock Options	11/14/2012	—	—	—	—	—	—	—	74,650	$40.21	$480,000
	Annual Cash Bonus	n/a	$100,350	$500,000	$750,000	—	—	—	—	—	—	—
John G. Chou	Restricted Stock	11/14/2012	—	—	—	—	—	—	4,476	—	—	$179,980
	Performance Shares	11/14/2012	—	—	—	4,476	8,953	13,429	—	—	—	$360,000
	Nonqualified Stock Options	11/14/2012	—	—	—	—	—	—	—	55,988	$40.21	$360,003
	Annual Cash Bonus	n/a	$92,723	$462,000	$693,000	—	—	—	—	—	—	—
James D. Frary	Restricted Stock	11/14/2012	—	—	—	—	—	—	4,476	—	—	$179,980
	Performance Shares	11/14/2012	—	—	—	4,476	8,953	13,429	—	—	—	$360,000
	Nonqualified Stock Options	11/14/2012	—	—	—	—	—	—	—	55,988	$40.21	$360,003
	Annual Cash Bonus	n/a	$80,360	$400,000	$600,000	—	—	—	—	—	—	—
David W. Neu	Restricted Stock	11/14/2012	—	—	—	—	—	—	6,466	—	—	$259,998
	Performance Shares	11/14/2012	—	—	—	6,466	12,932	19,398	—	—	—	$519,996
	Nonqualified Stock Options	11/14/2012	—	—	—	—	—	—	—	80,871	$40.21	$520,001
	Annual Cash Bonus	n/a	$120,540	$600,000	$900,000	—	—	—	—	—	—	—

(1) These amounts represent possible payouts of fiscal year 2013 cash bonuses under the AIP. The amounts shown in the "Threshold" column represent the minimum amount payable under the AIP plan based on the assumption that corporate and business performance exceeded the thresholds established for the financial performance goals and individual leadership goals were met. We do not pay bonus for performance that is at or below the threshold established for the financial performance goals. For performance that exceeds threshold but does not meet target, bonus payments are based on the level of performance and are increased ratably until target is reached. The actual payouts under the AIP to our named executive officers for fiscal year 2013 are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) The share amounts shown in these columns represent the range of possible performance share award payouts at various levels of attainment for each named executive officer under the performance plan for the performance period beginning October 1, 2012 and ending September 30, 2015.

(3) Amounts in this column represent the grant date fair value of restricted stock, performance shares, and stock options. For awards made to our named executive officers on November 14, 2012, the dollar value shown for restricted stock is based on the closing price of our common stock of $40.21 per share on November 14, 2012. For awards that are subject to performance conditions, such as the performance shares, in the table above, we report the value at grant date based upon the probable outcome of such conditions consistent with our estimate of aggregate compensation cost to be recognized over the service period determined under Accounting Standards Codification No. 718, excluding the effect of estimated forfeitures. For this purpose, the probable outcome of the performance shares is assumed to be at target level attainment. The dollar amount shown for nonqualified stock options was determined on the basis of a binomial method of valuation. For the award made to Mr. Collis on August 7, 2013, the dollar value shown for restricted stock is based on the closing price of our common stock of $58.74 per share on August 7, 2013. The restricted stock award made to Mr. Collis on August 7, 2013 will vest following Mr. Collis's completion of a three-year service period on any date between August 7, 2016 and November 14, 2019 on which the average daily closing price per share of common stock calculated for the immediately preceding ninety (90) consecutive trading days is greater than $40.21 per share.

Outstanding Equity Awards at 2013 Fiscal Year End

The following table provides information on stock options and stock awards (including unvested/unearned restricted stock, restricted stock units and performance shares) held by our named executive officers as of September 30, 2013.

	Option Awards					Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#) (1)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#) (2)**	**Market Value of Shares or Units of Stock that Have Not Vested ($) (3)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)**	**Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)**
Steven H. Collis	02/08/2006	145,622	—	$21.26	02/08/2016	—	—	—	—
	02/15/2007	153,286	—	$27.07	02/15/2017	—	—	—	—
	02/27/2008	150,000	—	$21.46	02/27/2015	—	—	—	—
	02/19/2009	157,500	—	$17.78	02/19/2016	—	—	—	—
	03/03/2010	129,375	43,125	$28.00	03/03/2017	—	—	—	—
	02/16/2011	90,000	90,000	$36.37	02/16/2018	20,000	$1,222,000	—	—
	02/29/2012	70,866	212,601	$37.37	03/01/2019	24,083	$1,471,471	72,250	$4,414,475
	11/14/2012	—	100,827	$40.21	11/14/2019	29,843	$1,823,407	89,530	$5,470,283
	08/07/2013	—	107,826	$58.74	08/07/2020	77,995	$4,765,495	—	—
		896,649	554,379			151,921	$9,282,373	161,780	$9,884,758
Tim G. Guttman	02/27/2008	6,375	—	$21.46	02/27/2015	—	—	—	—
	02/19/2009	13,125	—	$17.78	02/19/2016	—	—	—	—
	03/03/2010	19,687	6,563	$28.00	03/03/2017	—	—	—	—
	02/16/2011	13,125	13,125	$36.37	02/16/2018	2,917	$ 178,229	—	—
	02/29/2012	13,179	39,538	$37.37	03/01/2019	4,823	$ 294,685	—	—
	11/14/2012	—	74,650	$40.21	11/14/2019	5,969	$ 364,706	17,906	$1,094,057
		65,491	133,876			13,709	$ 837,620	17,906	$1,094,057
John G. Chou	02/08/2006	21,460	—	$21.26	02/08/2016	—	—	—	—
	02/15/2007	30,656	—	$27.07	02/15/2017	—	—	—	—
	02/27/2008	37,500	—	$21.46	02/27/2015	—	—	—	—
	02/19/2009	48,000	—	$17.78	02/19/2016	—	—	—	—
	03/03/2010	47,812	15,938	$28.00	03/03/2017	—	—	—	—
	02/16/2011	31,875	31,875	$36.37	02/16/2018	7,083	$ 432,771	—	—
	02/29/2012	12,204	36,614	$37.37	03/01/2019	4,148	$ 253,443	12,443	$ 760,267
	11/14/2012	—	55,988	$40.21	11/14/2019	4,476	$ 273,484	13,429	$ 820,512
		229,507	140,415			15,707	$ 959,698	25,872	$1,580,779
James D. Frary	08/01/2007	5,000	—	$23.08	08/01/2017	—	—	—	—
	02/19/2009	28,125	—	$17.78	02/19/2016	—	—	—	—
	03/03/2010	33,750	11,250	$28.00	03/03/2017	—	—	—	—
	09/23/2010	14,062	4,688	$30.34	09/23/2017	—	—	—	—
	02/16/2011	26,250	26,250	$36.37	02/16/2018	5,833	$ 356,396	—	—
	02/29/2012	9,842	29,528	$37.37	03/01/2019	3,345	$ 204,380	10,035	$ 613,139
	11/14/2012	—	55,988	$40.21	11/14/2019	4,476	$ 273,484	13,429	$ 820,512
		117,029	127,704			13,654	$ 834,260	23,464	$1,433,651
David W. Neu	02/16/2011	26,250	26,250	$36.37	02/16/2018	5,833	$ 356,396	—	—
	02/29/2012	13,385	40,158	$37.37	03/01/2019	4,549	$ 277,944	13,647	$ 833,832
	11/14/2012	—	80,871	$40.21	11/14/2019	6,466	$ 395,073	19,398	$1,185,218
		39,635	147,279			16,848	$1,029,413	33,045	$2,019,050

(1) Stock options granted before 2008 have a ten-year term and stock options granted during and after 2008 have a seven-year term. Stock options vest at a rate of 25% per year on the anniversary of the grant date over the four-year period from the date of grant.

(2) Restricted stock awards vest 100% on the third anniversary of the grant date, except that the restricted stock award granted to Mr. Collis on August 7, 2013 will vest on any date on or after the third anniversary of the grant date and the end of the option term (November 14, 2019) on which the average daily closing price per share of common stock calculated for the immediately preceding ninety (90) consecutive trading days is greater than $40.21 per share.

(3) Based on the closing price of our common stock of $61.10 per share on September 30, 2013, the last trading day of our fiscal year.

(4) Represents the number of performance shares at maximum level attainment. Performance shares vest, if at all, on the third anniversary of the grant date, subject to attainment of the applicable performance metrics at the end of the three-year performance period.

Option Exercises and Stock Vested in Fiscal Year 2013

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options and vesting of restricted stock during fiscal year 2013 by each of the named executive officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Steven H. Collis	245,258	$9,580,076	19,167	$919,633
Tim G. Guttman	—	—	2,917	$139,958
John G. Chou	33,518	$1,397,641	7,083	$339,842
James D. Frary	15,000	$563,563	7,083	$368,150
David W. Neu	95,437	$2,874,452	6,250	$299,875

(1) Value realized on exercise is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not necessarily reflect proceeds actually received by the named executive officer.

(2) Value realized on vesting is based on the fair market value of our common stock on the date of vesting before tax withholding and does not necessarily reflect proceeds actually received by the named executive officer.

Pension Benefits

The following table provides information concerning supplemental retirement benefits for Mr. Neu. The other named executive officers do not participate in any pension or supplemental pension plan.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year ($)
David W. Neu	Supplemental Executive Retirement Plan	21.5	$1,214,418	—

(1) The present value of the accumulated SERP benefit is calculated as of September 30, 2013 using minimum lump sum factors as required by the Internal Revenue Service. See Note 8 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 for assumptions used to estimate the benefit obligation.

Bergen Brunswig Supplemental Executive Retirement Plan. We maintain a supplemental retirement plan for certain individuals who were designated officers and directors of one of our predecessor companies, Bergen Brunswig Corporation. Mr. Neu participates in this supplemental retirement plan. The plan was frozen as to new participants and compensation as of September 30, 2003. The plan is referred to as a "target" benefit plan because the plan seeks to provide a target level of retirement income for each participant based on a variety of factors. In general, benefits are determined based on a percentage of average compensation earned during the five years preceding the earlier of termination of employment or December 31, 2001, reduced by certain amounts, including, among others, the participant's social security payments and other retirement benefits payable to the participant. A $5,000 funeral benefit is payable to a participant's estate if the participant dies before the termination of employment. Under this plan, benefits become fully vested after five years of service or the attainment of age 62 while employed by us. Benefits are payable in a lump sum or in the form of a joint and survivor annuity, consisting of monthly payments to the participant for life. Upon the participant's death, a specified percentage of the monthly benefit will be paid to the participant's surviving beneficiary for the beneficiary's remaining life. Benefits payable under the plan are subject to any restrictions imposed under Section 409A of the Internal Revenue Code governing deferred compensation.

Non-Qualified Defined Contribution and Other Deferred Compensation in Fiscal Year 2013

The following table sets forth information regarding participation by the named executive officers in AmerisourceBergen's deferred compensation plan and benefit restoration plan during fiscal year 2013 and at fiscal year end.

Name	Executive Contributions in Last Fiscal Year to Deferred Compensation Plan ($) (1)	AmerisourceBergen Contributions in Last Fiscal Year to AmerisourceBergen Corporation Benefit Restoration Plan ($) (1)	Earnings in Last Fiscal Year in Deferred Compensation Plan ($) (2)	Earnings in Last Fiscal Year in Benefit Restoration Plan ($) (2)	Aggregate Withdrawals / Distributions ($) (3)	Balance at Last Fiscal Year End in Deferred Compensation Plan ($)	Balance at Last Fiscal Year End in Benefit Restoration Plan ($)
Steven H. Collis	$83,677	$89,165	$294,769	$41,848	—	$1,694,347	$439,306
Tim G. Guttman	—	$19,903	—	$17,965	—	—	$148,906
John G. Chou	—	$26,040	—	$14,729	—	—	$186,302
James D. Frary	—	$25,283	$63,385	$8,789	—	$391,829	$78,694
David W. Neu	—	$30,413	—	$16,749	—	—	$212,132

(1) The amounts shown as contributions to the deferred compensation plan and the benefit restoration plan are also reported as compensation to the named executive officer in the Summary Compensation Table.

(2) Amounts shown represent the net change to the named executive officer's account in fiscal year 2013 for the aggregate gains and losses on the plan investments under the benefit restoration plan and the deferred compensation plan. The amounts shown are not considered above market or preferential earnings and are not reported as compensation in the Summary Compensation Table.

(3) Amounts shown represent a withdrawal from the named executive officer's deferred compensation plan account.

Deferred Compensation Plan. Eligible executive officers may elect to defer up to 50% of their annual cash compensation and have the deferred amount credited in an account under the deferred compensation plan. Deferral elections are made in December for compensation to be earned in the next year. Election forms must be filed for each year an executive officer wishes to defer compensation and each form shall specify the method of payment of benefits and the time such payment is to commence. Participants select the investment options under the plan and may change their election at any time by contacting the plan administrator. Aggregate earnings and losses on plan investments are credited to participants' accounts on a quarterly basis. The deferred benefits will be distributed by us in accordance with the terms of the plan and payment will be made at the times elected by the executive officer in accordance with the election form. An executive officer must specify whether he or she wishes to receive payment starting in the year of retirement or in the year after retirement and may elect to receive the deferred benefits (i) over annual periods ranging from three to fifteen years and payable in quarterly installments or (ii) in a single distribution. We pay all costs and expenses incurred in the administration of the plan.

AmerisourceBergen Corporation Benefit Restoration Plan. Selected key management, including all of the named executive officers, participate in the benefit restoration plan. (This plan was formerly known as our supplemental 401(k) plan.) The benefit restoration plan credits the account of each eligible participant with an annual amount equal to four percent (4%) of the participant's base salary and bonus incentive to the extent that his or her compensation exceeds the annual compensation limit established for our 401(k) plan by the Internal Revenue Code. The compensation limit is $255,000 for 2013. Annual accruals under the executive plan commenced effective as of January 1, 2006. In addition to annual accruals, certain eligible participants were credited with an initial amount based on his or her service after the merger in 2001 to form AmerisourceBergen. Fidelity Investments administers the benefit restoration plan. Participants will be permitted to allocate the amounts in their accounts among investment options specified by the benefit restoration plan administrator from time to time. Such allocation will be only for the purposes of determining gains and losses based on the performance of the underlying investments. Fidelity will credit participant accounts with plan benefits following the close of each calendar year. Account balances under the benefit restoration plan do not vest in full until an employee reaches age 62 (or age 55 with more than 15 years of service), except that vesting is accelerated for disability, death and a change in control (as long as the participant is employed by the company on the date of the change in control). If a participant is terminated for cause, he or she forfeits all vested and unvested account balances under the benefit restoration plan.

Employment Agreements

We have employment agreements with each of our named executive officers. The employment agreements are substantially similar in form and substance. Each employment agreement provides the following:

- Continuation of base salary in effect for the named executive officer, subject to increase in accordance with our prevailing practice from time to time.
- Incentive compensation, bonus and benefits in accordance with our prevailing practice from time to time.
- Rights on our part to terminate the executive for cause or without cause.
- Rights on the executive's part to terminate for good reason (upon at least 60 days' prior written notice and opportunity for the company to cure) or without good reason (upon at least 30 days' prior written notice).
- During, and for a period of two years following termination of employment, each of the named executive officers has agreed not to (i) compete, directly or indirectly, with any business in which we or our subsidiaries engage or are considering for development or investment or (ii) solicit any of our employees for employment. The non-compete obligation of our named executive officers also includes the obligation to abide by non-compete obligations to which we are subject as a result of a divestiture or other contractual restrictions.

Potential Payments upon Termination of Employment or Change in Control

Termination of Employment without Cause or Resignation with Good Reason. Our named executive officers' employment agreements provide for severance payments in the event that we terminate their employment without cause or they leave the company for good reason. The table below identifies what would constitute cause or good reason to terminate employment under the agreements:

Cause for termination means:	**Good reason for termination means:**
Continued failure to substantially perform job duties	Reduction in base salary
Willful misconduct	Diminution of authority, duties or responsibilities
Conviction of a felony or a misdemeanor involving moral turpitude that materially harms the company	Failure to provide agreed position or pay

In order to receive severance payments, the named executive officer must sign a release of any and all claims relating to his or her employment with us. These benefits include:

- payment of base salary for a period of two years following the loss of employment;
- payment of a pro rata bonus or, in the case of certain executives, a two-year bonus continuation payment based on the average annual bonuses paid in the preceding three years;
- reimbursement of costs incurred by the executive to continue health coverage after the termination of employment;
- executive outplacement assistance; and
- accrued but unpaid cash compensation, such as unpaid base salary, vacation pay and business expenses (paid in a lump sum within 30 days of termination of employment).

To the extent compliance with Section 409A of the Internal Revenue Code is necessary to avoid the application of an excise tax to any of the foregoing payments and benefits, the employment agreements provide for deferral (without interest) of any affected amounts due in the six months following the termination of employment.

Termination of Employment with Cause or Resignation without Good Reason. If we fire an executive for cause or he resigns without good reason, we will not pay the executive any cash severance. We will, however, pay him accrued but unpaid cash compensation through the date of termination. These amounts will include base salary through the date of termination, declared but unpaid bonus, accrued vacation pay and outstanding employee business expenses.

Disability or Death. If a named executive officer becomes disabled or dies, we will pay the executive, or his or her estate, the executive's pro rata target bonus and an amount equal to his or her accrued but unpaid cash compensation (including base salary, vacation pay and outstanding business expenses). We will pay this amount in a lump sum in cash within 30 days from the date of disability or death, except for the portion attributable to the cash bonus. That amount will be paid when the annual bonuses are paid to all employees generally.

Retirement and Deferred Compensation Benefits. Following retirement or termination of employment, our named executive officers will receive payment of retirement benefits and deferred compensation benefits under various plans in which they participate. The value of those benefits as of September 30, 2013 is set forth on pages 42 and 43 in the tables entitled "Pension Benefits" and "Nonqualified Defined Contribution and Other Deferred Compensation." There are no special or enhanced benefits under those plans for our named executive officers except that any account balances under the benefit restoration plan would vest upon an executive's disability or death or as a result of a change in control of the company as long as the executive is employed by us on the date of the change in control.

Change in Control. We do not provide cash severance or enhanced benefits under the employment agreements with our named executive officers solely in connection with a change in control of the company. Certain of our benefit plans provide for accelerated vesting in connection with a change in control as follows:

- account balances under the benefit restoration plan would immediately vest upon a change in control as long as the executive is still employed by us;
- unvested stock options will vest and restrictions on stock awards will lapse if the executive is involuntarily terminated by us, whether or not for cause, within two years after a change in control; and
- unvested performance share units will vest in the case of an executive's involuntarily termination of employment, whether or not for cause, within two years of a change in control and the payout of the award, if any, will be based on a shortened performance period (extending from the beginning of the performance period through the end of the fiscal quarter preceding the change in control).

In addition, there are some circumstances where an award of benefits in connection with a change in control of the company is discretionary. Our internal benefits committee has discretion under our AIP to pay bonuses to eligible employees during any year in which a change in control occurs. If this discretion is exercised, bonus payments would be based on performance for the portion of the fiscal year until the change in control event and paid within 75 days of the change in control. In the event of a change in control, the Board may, in its discretion, cancel outstanding options that are not exercised within 30 days of the change in control, cash out the value of outstanding options or restricted stock or make any other adjustments it deems appropriate under the Equity Incentive Plan. The Board may also cancel any award made under the Equity Incentive Plan in exchange for payment of an equal value in cash or stock.

No payments made to a named executive officer as a result of termination may constitute excess parachute payments within the meaning of Section 280G of the Internal Revenue Code. The employment agreements require us to reduce, if necessary, the amount of severance due to the named executive officers in connection with a termination of employment to ensure that such payments do not constitute excess parachute payments.

Potential Payments upon Termination of Employment or Change in Control

The table below quantifies the potential payments that would be owed to each named executive officer under various scenarios involving the termination of employment or change in control of the company as of September 30, 2013. The amounts presented are in addition to accumulated pension benefits and the balances under our deferred compensation plan (set forth on pages 42 and 43):

Name	Benefit	Death and Termination with Disability	Termination by Executive without Good Reason	Termination by Company without Cause or by Executive for Good Reason	Termination by Company for Cause	Change in Control	Involuntary Termination with or without Cause within Two Years of Change in Control (1)
Steven H. Collis	Accrued Unpaid Salary	$22,212	$22,212	$22,212	$22,212	—	—
	2013 Bonus	$1,501,500	—	$1,501,500	—	—	—
	Salary Continuation	—	—	$2,310,000	—	—	—
	Bonus Continuation	—	—	$2,339,865	—	—	—
	COBRA Premiums	—	—	$42,847	—	—	—
	Outplacement	—	—	$10,000	—	—	—
	Accelerated Vesting of Equity (2)	$22,591,809	—	—	—	—	$27,819,785
	Incremental Pension Benefits (3)	—	—	—	—	—	—
	Benefit Restoration Plan (4)	$439,306	—	—	—	$439,306	—
	Total	$24,554,827	$22,212	$6,226,424	$22,212	$439,306	$27,819,785
Tim G. Guttman	Accrued Unpaid Salary	$9,615	$9,615	$9,615	$9,615	—	—
	2013 Bonus	$500,000	—	$500,000	—	—	—
	Salary Continuation	—	—	$1,000,000	—	—	—
	Bonus Continuation	—	—	—	—	—	—
	COBRA Premiums	—	—	$41,406	—	—	—
	Outplacement	—	—	$10,000	—	—	—
	Accelerated Vesting of Equity (2)	$3,877,112	—	—	—	—	$4,697,654
	Incremental Pension Benefits (3)	—	—	—	—	—	—
	Benefit Restoration Plan (4)	$148,906	—	—	—	$148,906	—
	Total	$4,535,633	$9,615	$1,561,021	$9,615	$148,906	$4,697,654
John G. Chou	Accrued Unpaid Salary	$8,885	$8,885	$8,885	$8,885	—	—
	2013 Bonus	$462,000	—	$462,000	—	—	—
	Salary Continuation	—	—	$924,000	—	—	—
	Bonus Continuation	—	—	$941,610	—	—	—
	COBRA Premiums	—	—	$39,642	—	—	—
	Outplacement	—	—	$10,000	—	—	—
	Accelerated Vesting of Equity (2)	$4,701,545	—	—	—	—	$5,510,748
	Incremental Pension Benefits (3)	—	—	—	—	—	—
	Benefit Restoration Plan (4)	$186,302	—	—	—	$186,302	—
	Total	$5,358,732	$8,885	$2,386,137	$8,885	$186,302	$5,510,748
James D. Frary	Accrued Unpaid Salary	$7,692	$7,692	$7,692	$7,692	—	—
	2013 Bonus	$400,000	—	$400,000	—	—	—
	Salary Continuation	—	—	$800,000	—	—	—
	Bonus Continuation	—	—	—	—	—	—
	COBRA Premiums	—	—	$42,197	—	—	—
	Outplacement	—	—	$10,000	—	—	—
	Accelerated Vesting of Equity (2)	$4,182,862	—	—	—	—	$4,954,556
	Incremental Pension Benefits (3)	—	—	—	—	—	—
	Benefit Restoration Plan (4)	$78,694	—	—	—	$78,694	—
	Total	$4,669,248	$7,692	$1,259,889	$7,692	$78,694	$4,954,556
David W. Neu	Accrued Unpaid Salary	$11,538	$11,538	$11,538	$11,538	—	—
	2013 Bonus	$600,000	—	$600,000	—	—	—
	Salary Continuation (5)	$1,200,000	—	$1,200,000	—	—	—
	Bonus Continuation (5)	$600,000	—	$969,359	—	—	—
	COBRA Premiums	—	—	$42,847	—	—	—
	Outplacement	—	—	$10,000	—	—	—
	Accelerated Vesting of Equity (2)	$5,211,505	—	—	—	—	$6,312,976
	Incremental Pension Benefits (3)	$270,822	$270,822	$270,822	—	—	—
	Benefit Restoration Plan (4)	$212,132	—	—	—	$212,132	—
	Total	$8,105,997	$282,360	$3,104,566	$11,538	$212,132	$6,312,976

(1) The benefits shown are in addition to any amounts that the executive would receive (i) as a result of the accelerated vesting of account balances under the benefit restoration plan upon a change in control, as shown in the column "Change in Control," or (ii) if the termination of his or her employment was without cause, as shown in the column "Termination by Company without Cause or by Executive for Good Reason." Applying the Section 280G analysis to benefits otherwise payable to Messrs. Collis, Guttman, Chou, Frary, and Neu in the event of a change in control and an involuntary termination of employment as of September 30, 2013 would result in a reduction in benefits in the amount of $21,561,856, $1,531,579, $4,717,875, $3,957,806 and $5,194,302, respectively.

(2) The value of the accelerated vesting of unvested restricted stock is calculated by multiplying the number of shares of unvested restricted stock held by the named executive officer as of September 30, 2013 by $61.10, the closing price of our common stock on that date. The value of the accelerated vesting of unvested options is calculated by multiplying the number of unvested options held by the named executive officer on September 30, 2013 by the difference between the exercise price of the options and $61.10, the closing price of a share of our common stock on that date. Unvested restricted stock vests in the case of disability, death or an involuntary termination of employment within two years of a change in control of the company. Unvested stock options vest upon an involuntary termination of employment within two years of a change in control of the company. The value of the accelerated vesting of unvested performance shares is calculated based upon the probable outcome to date multiplied by $61.10, the closing price of our common stock on that date.

(3) The amounts shown as incremental pension and supplemental retirement benefits payable in the event that the named executive officer's employment had been terminated as of September 30, 2013 represent the increase, if any, in the actual benefit, payable as a lump sum, over the present value of the accumulated benefit shown in the Pension Benefits table. The lump sum amounts were calculated using the RP 2000 Mortality table, with life expectancy projected in accordance with IRS rules and the applicable minimum present value segment interest rates. Benefits under the supplemental retirement plans may be forfeited if a participant is terminated for cause or engages in conduct that is detrimental to AmerisourceBergen, such as joining a competitor.

(4) The amounts shown represent the value of unvested account balances under the benefit restoration plan for events that would result in the accelerated vesting and payment of those benefits. Account balances under the benefit restoration plan do not vest in full until an employee reaches age 62 (or age 55 with more than 15 years of service), except that vesting is accelerated upon disability, death and change in control of the company (so long as the participant is employed by the company on the date of the change in control). Unvested account balances are forfeited if the participant is terminated for any reason other than death or disability. If a participant is terminated for cause, he or she forfeits all vested and unvested account balances under the benefit restoration plan. Distribution of account balances upon termination of employment, death, disability or change in control are made in a lump sum.

(5) In the case of death, the present value of amounts owed as salary continuation will be paid within a specified time after death. In addition, there is no bonus continuation in the event of death.

Equity Awards. Our restricted stock, restricted stock unit, performance share and stock option awards include provisions that result in the vesting or forfeiture of awards, depending on the reason for termination of employment. These provisions are as follows:

Reason for Termination	Unvested Awards	Impact on Expiration Date of Vested Options
Termination for Cause	Forfeit	Immediately upon termination
Voluntary Termination by Executive	Forfeit	3 months from date of termination
Termination without Cause	Forfeit Restricted Stock and Restricted Stock Units Forfeit Options Performance Shares forfeited if termination is prior to 18 months from the beginning of the performance period; otherwise, payout at end of performance period is reduced pro-rata for period of employment	1 year from date of termination
Involuntary Termination by AmerisourceBergen within 2 Years of Change in Control	Restrictions lapse on Restricted Stock and Restricted Stock Units Options vest Performance Shares vest with performance period measured only through end of quarter preceding change in control event	1 year from date of termination
Death	Restrictions lapse on Restricted Stock and Restricted Stock Units Forfeit Options Performance Shares forfeited if death is prior to 18 months from the beginning of the performance period; otherwise, performance shares vest and payout is reduced for period of employment and performance period is measured only through end of quarter preceding death	1 year from date of termination
Disability	Restrictions lapse on Restricted Stock and Restricted Stock Units Forfeit Options Performance Shares forfeited if disability occurs prior to 18 months from the beginning of the performance period; otherwise, performance shares vest and payout is reduced for period of employment and performance period is measured only through end of quarter preceding disability	1 year from date of termination
Retirement (for awards granted prior to August 10, 2004)	Forfeit	3 months from date of termination
Voluntary Retirement (for awards granted on or after August 10, 2004 but prior to February 19, 2009)	Forfeit	3 years from date of termination
Voluntary Retirement (for awards granted on or after February 19, 2009)	Restricted Stock, Restricted Stock Units, Performance Shares and Options continue to vest to the extent and according to the schedule set forth in the applicable award agreement	Expires at the end of the stated term in the applicable award agreement

CERTAIN TRANSACTIONS

What is our policy with respect to transactions with related persons?

We have a written Related Persons Transactions Policy. The Audit and Corporate Responsibility Committee must approve or ratify any transaction, arrangement or relationship exceeding $120,000 in which the company and any related person has a direct or indirect material interest. This policy includes any series of transactions that exceeds $120,000 in the aggregate in any calendar year. Related persons include:

- directors and nominees;
- executive officers;
- persons controlling more than 5% of our common stock;
- the immediate family members of each of these individuals; and
- a firm, corporation or other entity in which any of these individuals is employed or is a partner or principal or in which any of these individuals has more than 5% ownership interest.

Related persons must notify the General Counsel in advance of any proposed transaction with us. They must explain the principal features of the proposed transaction, including its potential value and benefit to us. The General Counsel will refer all proposed related person transactions exceeding $120,000 to the Audit and Corporate Responsibility Committee for review.

The Audit and Corporate Responsibility Committee will consider the proposed transaction at its next regularly scheduled meeting. In reviewing the proposed transaction, the committee will take into account those factors it considers appropriate, including the business reasons for the transaction and whether the terms of the transaction are fair to the company and no less favorable than would be provided by an unaffiliated third party. The committee will also consider, if applicable, whether the proposed transaction would impair the independence of a director or present an improper conflict of interest for directors, nominees or executive officers. Directors with an interest in any proposed transaction will not vote on the proposed transaction. The committee will review annually any ongoing related person transactions.

What is our policy with regard to loans to directors or officers?

Our corporate governance principles prohibit us from making any loans or extensions of credit to directors or executive officers. We do not have any programs under which we extend loans to either directors or officers.

Transactions with Management

The stepfather of Mr. Collis's wife is employed as an infrastructure planner for AmerisourceBergen. He received approximately $120,000 in compensation in fiscal year 2013. Mr. Neu's wife is employed as a vice president of AmerisourceBergen. She received approximately $296,000 in compensation in fiscal year 2013. Compensation amounts for these individuals include salary, bonus and equity compensation, if applicable. The compensation for these individuals was established in accordance with our standard employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(Item 3 on the Proxy Card)

In accordance with the requirements of Section 14A of the Exchange Act, we are including this proposal, commonly known as a "say-on-pay" proposal, which gives our stockholders the opportunity to endorse our executive officer pay program and policies through the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to AmerisourceBergen's named executive officers, as disclosed in AmerisourceBergen's Proxy Statement for the 2014 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative discussion."

In deciding how to vote on this proposal, we encourage you to read the *Compensation Discussion and Analysis* section beginning on page 24 for a detailed description of our executive compensation philosophy and programs, the compensation decisions of the Compensation and Succession Planning Committee under those programs and the factors considered in making those decisions.

AmerisourceBergen's executive compensation program is strongly focused on pay for performance principles. We emphasize compensation opportunities that reward our executives when they deliver targeted financial results. The compensation of our named executive officers varies depending upon the achievement of pre-established performance goals, both individual and corporate. Through stock ownership requirements and equity incentives, we also align the interests of our executives with those of our stockholders and the long-term interests of AmerisourceBergen. Our executive compensation policies have enabled AmerisourceBergen to attract and retain talented and experienced senior executives and have benefited AmerisourceBergen over time. We believe that the fiscal year 2013 compensation of our named executive officers is reasonable and competitive, aligns with AmerisourceBergen's fiscal year 2013 results and positions us for growth in future years.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement. Because your vote is advisory, it will not be binding upon the Board; however the Board values stockholders' opinions, and the Compensation and Succession Planning Committee will take into account the outcome of the vote when considering future executive compensation decisions.

The Board unanimously recommends that you vote **For** the advisory resolution approving the compensation of AmerisourceBergen's named executive officers as described in this Proxy Statement.

APPROVAL OF THE AMERISOURCEBERGEN CORPORATION OMNIBUS INCENTIVE PLAN

(Item 4 on the Proxy Card)

Introduction

We are asking our stockholders to vote on a proposal to approve the implementation of the AmerisourceBergen Corporation Omnibus Incentive Plan (the "Omnibus Plan") pursuant to which an aggregate of 28,000,000 shares will initially be available for issuance. Our Board adopted the Omnibus Plan on November 14, 2013, subject to stockholder approval at the 2014 Annual Meeting of Stockholders. The Omnibus Plan will only become effective upon such stockholder approval, and no awards will be made under the Omnibus Plan prior to that time.

The Omnibus Plan will replace our Equity Incentive Plan (the "Existing Plan"). Approximately 25,393,559 shares remain available under the Existing Plan for new grants as of December 6, 2013. However, the Existing Plan contains a limit of 4,000,000 shares for which full-value awards (e.g. restricted stock, restricted stock units, and performance shares) can be granted; as of December 6, 2013, approximately 746,000 shares of the remaining available share reserve can be granted as full-value awards, which significantly limits how we structure our equity compensation program. The Omnibus Plan does not include a limit on the number of shares that can be granted as full-value awards. Instead, the Omnibus Plan provides for a fungible share pool whereby the share reserve will be reduced by 3.25 shares for each full value award granted, which will allow us more flexibility in designing our incentive compensation awards, but at the same time limit the number of shares we can use.

If the stockholders approve the Omnibus Plan, no further awards will be made pursuant to the Existing Plan and the shares remaining available under that plan will not be transferred to the Omnibus Plan. The Omnibus Plan will have a share reserve of 28,000,000 shares which will not be increased by the share reserve remaining under the Existing Plan or any outstanding awards under the Existing Plan that terminate without the issuance of shares or are forfeited. However, the terms and conditions of outstanding awards under the Existing Plan will not be affected by the adoption or approval of the Omnibus Plan, and the Existing Plan will remain in effect with respect to such awards.

The Omnibus Plan will allow us to grant equity and cash incentive compensation awards to our executive officers, employees, non-employee Board members and other service providers. Incentive awards have played a significant role in the compensation provided to executive officers and employees. We believe that a comprehensive incentive compensation program serves as a necessary and significant tool to attract and retain key employees, encourage participants to contribute materially to the growth of AmerisourceBergen and align the interests of our executive officers with those of our stockholders.

AmerisourceBergen is committed to using equity incentive awards prudently and within reasonable limits. Our historic average burn rate over the past three fiscal years, representing equity award grants as a percentage of total shares outstanding is 1.9% calculated in accordance with the methodology used by Institutional Shareholder Services ("ISS"). This is below the 5.09% gross burn rate limit that ISS applies to the Healthcare Equipment & Services GICS industry group of the Russell 3000 for 2013 and is consistent with the Board's preference for conservative compensation practices.

We strongly believe that our compensation programs and emphasis on employee stock ownership have been integral to our success to date, and that the Omnibus Plan will continue to play a key role in our ability to achieve consistently superior performance in the future. Our equity program is critical to our ability to recruit top-notch talent and to reward individual employee performance that results in increased stockholder value. Therefore, we consider approval of the Omnibus Plan to be vital to our continued success. The Board unanimously recommends a vote **"for"** this proposal.

Share Reserve Under The Omnibus Plan

As of December 6, 2013, 25,393,559 shares of common stock remained available for issuance under the Existing Plan, and 16,995,973 shares were subject to outstanding awards under that plan. The outstanding awards include approximately 2,600,000 shares subject to 2014 fiscal year equity grants that were approved by the Compensation and Succession Planning Committee at its November 13, 2013 meeting. Of the 16,995,973 shares subject to outstanding awards, 305,440 shares are subject to performance shares, 1,100,838 shares are subject to restricted stock awards, 127,469 shares are subject to restricted stock unit awards, and 15,462,226 shares are subject to stock options with a weighted average exercise price of $38.42 and a weighted average remaining contractual term of 4.70 years.

Subject to capitalization adjustments described below, the number of shares of common stock reserved for issuance over the term of the Omnibus Plan is 28,000,000 shares. In establishing the share reserve under the Omnibus Plan, we took into account, among other things, our current grant practices, proxy advisors' standards for share burn rate and overhang in our industry, our stock option term, our proposed fungible share counting ratio of 3.25:1 for full-value awards and our expected rate of forfeitures.

If the Omnibus Plan is approved by our stockholders, no further equity awards will be made under the Existing Plan on or after the date of the 2014 Annual Meeting of Stockholders, and the unused reserve under the Existing Plan will not be rolled over to the Omnibus Plan.

Principal Features of the Proposed Omnibus Plan

The Omnibus Plan is substantially similar in many respects to the Existing Plan and includes several features designed to protect stockholder interests and reflect our compensation philosophy. The Omnibus Plan also incorporates certain corporate governance leading practices that are not in the Existing Plan:

- The Omnibus Plan provides for a variety of equity and equity-based award vehicles including the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, dividend-equivalent rights and other share-based awards. In addition the Omnibus Plan also allows for the grant of cash incentive awards. The various types of awards available under the Omnibus Plan will provide us with the flexibility to reward employee performance with incentive compensation and respond to market-competitive changes in compensation practices.
- The Omnibus Plan uses "fungible share counting," that is, for each share of stock issued in connection with a restricted stock award, restricted stock unit award, performance share or other similar full-value award, we will reduce the number of shares available for future issuance by 3.25 shares, and for each share of stock issued in connection with an option or stock-settled stock appreciation right, by one share.
- There is no "evergreen" provision.
- There are individual limits on the number of shares that may be made subject to awards in any fiscal year, which have been increased from the individual limits under the Existing Plan.
- There are limitations on the grant date value for which awards may be made to each non-employee director in any fiscal year.
- Repricing of options and stock appreciation rights is prohibited without stockholder approval.
- Discounted options are prohibited.
- There are no net counting provisions. Shares of common stock withheld or delivered to pay the exercise price of a stock option or satisfy payment of taxes in connection with the exercise, vesting or settlement of an award,

shares not issued upon exercise of a stock appreciation right and shares repurchased on the open market with proceeds from the exercise of stock options will not be returned to the share reserve.

- There is no single trigger change in control. However, upon a participant's qualifying termination of employment within two years following a change in control, outstanding awards will vest in full (i.e. "double trigger").
- Awards are forfeited upon violation of restrictive covenants.
- Awards are subject to clawback in connection with certain types of conduct (including misconduct that results in a restatement of financial statements).
- No dividends or dividend equivalents will be paid on performance-based awards unless the performance goals are satisfied.
- The Omnibus Plan includes an updated series of performance criteria which the Compensation and Succession Planning Committee may use in establishing specific targets to be attained as a condition to the vesting of one or more restricted stock units, performance shares or other stock-based awards or cash incentive awards under the plan so as to qualify the compensation attributable to those awards as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). This statutory provision generally disallows an income tax deduction to publicly held companies for compensation which exceeds $1 million per individual within a designated executive officer group, unless that compensation is tied to the attainment of certain performance milestones established by an independent compensation committee under a stockholder-approved plan. The Committee will have complete discretion to determine whether or not awards under the Omnibus Plan will be structured so as to comply with the applicable requirements for performance-based compensation under Code Section 162(m) and may make non-compliant awards as and when the circumstances and other relevant factors warrant.

Summary Description of Omnibus Plan

The following is a summary of the principal features of the Omnibus Plan. The summary, however, is not intended to be a complete description of all the terms of the Omnibus Plan and is qualified in its entirety by reference to the complete text of the Omnibus Plan attached to this Proxy Statement as Appendix B. To the extent there is a conflict between this summary and the actual terms of the Omnibus Plan, the terms of the Omnibus Plan will govern. References to the Committee are to the Compensation and Succession Planning Committee.

Administration

The Committee will have the exclusive authority to administer the Omnibus Plan with respect to awards made to our executive officers who are subject to Section 16 of the Exchange Act, "covered employees" with respect to awards intended to qualify as "qualified performance based compensation" under Section 162(m) of the Code and non-employee Board members. The Committee will also have the authority to make awards to all other eligible individuals.

Our Board may at any time appoint a secondary committee of one or more Board members to have separate but concurrent authority with the Committee to make awards to such other eligible individuals. The Board or the Committee may also delegate authority to one or more officers of AmerisourceBergen with respect to awards to such other individuals. The term "plan administrator," as used in this summary, will mean our Committee, the Board, any secondary committee and any delegatee, to the extent each such entity or person is acting within the scope of its administrative authority under the Omnibus Plan.

Eligibility	Officers and employees, non-employee Board members, as well as independent consultants and contractors, in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the Omnibus Plan. Historically, the Committee has selected only management level employees from our approximately 13,000 employees to receive equity grants. Non-employee Board members receive equity grants pursuant to our director compensation program. As of December 6, 2013, approximately 550 management-level employees (including 7 executive officers) and 9 non-employee Board members were eligible to participate in the Omnibus Plan.
Share Reserve	Subject to capitalization adjustments described below, 28,000,000 shares of common stock will initially be reserved for issuance under the Omnibus Plan. The shares of common stock issuable under the Omnibus Plan may be drawn from shares of our authorized but unissued common stock or from shares of our common stock that we acquire, including shares purchased on the open market or in private transactions.
Fungible Share Counting	The number of shares of common stock reserved for issuance under the Omnibus Plan shall be reduced: (i) on a 1-for-1 basis for each share of common stock subject to an option or stock-settled stock appreciation right, and (ii) by a fixed ratio of 3.25 shares of common stock for each share of common stock issued pursuant to a restricted stock, restricted stock unit, performance share or other full-value award.
Individual Limits	No participant in the Omnibus Plan may receive in any single fiscal year, subject to capitalization adjustments: (i) option grants and stand-alone stock appreciation rights for more than 3,000,000 shares of our common stock, (ii) stock awards, restricted stock units, performance shares, or other stock-based awards (other than option grants and stand-alone stock appreciation rights) for more than 1,000,000 shares of our common stock, and (iii) awards of cash and other property valued at its fair market value (other than awards under (i) or (ii)) for more than $10 million. Stockholder approval of this proposal will also constitute approval of the foregoing limitations for purposes of Section 162(m) of the Code. There is an additional limitation on the maximum grant date fair value of awards that may be made in the aggregate to any one non-employee director under the Omnibus Plan per fiscal year. A non-employee director may not receive awards under the Omnibus Plan, whether in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, or other stock-based awards, with an aggregate grant date fair value in excess of $500,000 in any fiscal year. That limitation applies to both continuing non-employee directors and newly appointed or elected directors. However, it does not apply to any cash retainer fees converted into equity awards at the election of the non-employee director. Under our current director compensation policy, non-employee directors receive annual awards of restricted stock or restricted stock units with a grant date fair value equal to $125,000, except that the Chairman of the Board receives restricted stock or restricted stock units with a grant date fair value equal to $175,000.

Reuse of Shares

Shares subject to any outstanding awards that expire or otherwise terminate prior to the issuance of the shares subject to those awards, and any unvested shares issued under the Omnibus Plan that are forfeited or we subsequently repurchase, will be added back to the number of shares reserved for issuance under the Omnibus Plan and will accordingly be available for subsequent issuance as follows:

- one share for each share of common stock subject to an option or stock appreciation right that expires or is forfeited or otherwise terminated without the issuance of shares or is settled by delivery of consideration other than shares,
- 3.25 shares for each share of common stock subject to a full-value award that expires or is forfeited or otherwise terminated without the issuance of shares or is settled by delivery of consideration other than shares, and
- 3.25 shares for each unvested share of common stock forfeited or repurchased by us.

Should the exercise price of an option be paid in shares of our common stock (whether by delivery or withholding of shares), then the number of shares reserved for issuance under the Omnibus Plan will be reduced by the gross number of shares for which that option is exercised, and not by the net number of new shares issued under the exercised option. Should shares of common stock otherwise issuable under the Omnibus Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise, issuance or vesting of an award or should the participant pay such withholding taxes by delivering shares of common stock, then the number of shares of common stock available for issuance under the Omnibus Plan will be reduced by the full number of shares issuable pursuant to that award, as calculated prior to any such share withholding or delivery. Upon the exercise of any stock appreciation right granted under the Omnibus Plan, the share reserve will be reduced by the gross number of shares as to which such stock appreciation right is exercised, and not by the net number of shares actually issued upon such exercise. Shares repurchased on the open market with the proceeds of the exercise price of options will not be available for issuance under the Omnibus Plan. However, shares subject to awards settled in cash will again be available in the ratios described above.

Incentive Stock Option Limitation

The maximum number of shares of our common stock that may be issued pursuant to tax-favored incentive stock options granted under the Omnibus Plan will be limited to 28,000,000 shares, subject to capitalization adjustments.

Awards

Under the Omnibus Plan, eligible persons may be granted options, stock appreciation rights, stock awards, restricted stock units, performance shares, dividend equivalents, other stock-based awards, and cash incentive awards. One or more of these awards may also be structured as Section 162(m) awards. The plan administrator will have complete discretion to determine which eligible individuals are to receive awards, the type of awards to be granted, the time or times when those awards are to be granted, the number of shares subject to each such grant, the vesting and issuance schedule (if any) to be in effect for the grant, the exercise price or other consideration for the shares, the maximum term for which the granted option or stock appreciation right is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

Stock Options and Stock Appreciation Rights

The exercise price of a stock option will not be less than one hundred percent of the fair market value of the option shares on the grant date and no option will have a term in excess of ten years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date.

A stock appreciation right will allow the holder to exercise that right as to a specific number of shares of common stock and receive in exchange an appreciation distribution in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which the right is exercised over (ii) the aggregate exercise price in effect for those shares. The exercise price per share may not be less than the fair market value per share of common stock on the date the stock appreciation right is granted, and the right may not have a term in excess of ten years. Stock appreciation rights may also be granted in tandem with options; such tandem stock appreciation rights will provide the holders with the right to surrender their options for an appreciation distribution in an amount equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares. The appreciation distribution on any exercised stock appreciation right may, at the discretion of the plan administrator, be made in cash or in shares of common stock.

Upon cessation of service with us, the holder of an option or stock appreciation right will have a limited period of time in which to exercise that award to the extent exercisable. The plan administrator will have complete discretion to extend the period following the holder's cessation of service during which his or her outstanding options or stock appreciation rights may be exercised and/or to accelerate the exercisability or vesting of those options or stock appreciation rights in whole or in part. Such discretion may be exercised at any time while the award remains outstanding, whether before or after the holder's actual cessation of service.

Repricing/Cash-Out Prohibition

The plan administrator may not implement any of the following repricing/cash-out programs without obtaining stockholder approval: (i) the cancellation of outstanding options or stock appreciation rights in return for new options or stock appreciation rights with a lower exercise price per share, (ii) the cancellation of outstanding options or stock appreciation rights with exercise prices per share in excess of the then current fair market value per share of the common stock for consideration payable in cash, equity securities or in the form of any other award under the Omnibus Plan, except in connection with a change in control transaction or (iii) otherwise directly reduce the exercise price in effect for outstanding options or stock appreciation rights (except in connection with capitalization adjustments described below).

Stock Awards, Restricted Stock Units and Performance Shares

Stock awards may be issued subject to performance or service vesting requirements or as fully-vested shares without any cash outlay required of the recipient. Restricted stock units will entitle the award recipients to receive shares (or cash) upon the attainment of designated performance goals or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those units, including (without limitation), a deferred distribution date following the termination of the award recipient's service with us. Stock and restricted stock unit awards will be subject to a minimum one year performance-based vesting or a three-year service-based vesting.

Performance share awards are denominated in shares with vesting tied to the attainment of performance objectives over a specified performance period, and any service vesting or other conditions all as established by the plan administrator. Performance shares may be settled in shares or cash.

The plan administrator will have the discretionary authority at any time to accelerate the vesting of any and all stock, restricted stock unit and performance share awards.

Cash Incentive Awards

Cash incentive awards will vest in one or more installments over the participant's continued service and/or upon the attainment of specified performance goals. Vested awards will be paid in cash.

Dividend Equivalent Awards

Dividend equivalent awards will be based on dividends declared on the common stock, to be credited as of dividend payment dates during the period between the date an award is granted to a participant and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Such dividend equivalents will be converted to cash or additional shares of common stock by such formula and at such time and subject to such limitations as may be determined by the plan administrator. Dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award will only be paid out to the participant to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests. No dividend equivalents will be payable with respect to options or stock appreciation rights.

Section 162(m) Awards and Performance Goals

In order to meet the requirements of Code Section 162(m), which permits compensation attributable to one or more stock awards, restricted stock units, performance shares, other stock-based awards or cash incentive awards to qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of the compensation paid per executive officer, the plan administrator may grant Section 162(m) awards so that those awards will vest only upon the achievement of certain pre-established corporate performance goals based on one or more of the following criteria:

- cash flow (including net cash flow, free cash flow, cash flow from operations, cash flow from investing activities and cash flow from financing activities);
- earnings (including total earnings, earnings from operations, gross profit, gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, and net earnings);
- income from continuing operations, income from continuing operations before taxes, income from continuing operations before taxes and interest, income from continuing operations before taxes, interest, depreciation and amortization, income from continuing operations before "special" items (i.e. warrant expense, LIFO charges, employee severance, litigation expenses, and deal amortization and other expenses, all net of taxes);
- earnings per share and earnings per share from continuing operations, diluted or basic;
- growth in earnings or earnings per share, diluted or basic;
- growth in stock price;
- return on equity or average stockholder equity;
- operating expenses as a percentage of revenue;
- overhead or other expense reduction;
- dividend payment yield or dividend payout ratio;
- net or gross sales;
- days sales outstanding;
- days inventory on hand;
- inventory turnover;
- economic value added;
- cost of capital;
- litigation and regulatory resolution goals;
- budget comparisons;
- productivity;
- growth in stockholder value relative to the growth of the S&P 500 or S&P 500 Index, the S&P Global Industry Classification Standards ("GICS") or GICS Index, or another peer group or peer group index;
- debt or debt reduction;
- credit rating;
- development and implementation of key projects, strategic plans and/or organizational restructuring goals;
- performance achievements on certain designated projects or objectives;
- development and implementation of risk and crisis management programs;
- improvement in workforce diversity;
- productivity goals;

- total stockholder return or growth in total stockholder return either directly or in relation to a comparative group;
- return on capital;
- return on assets or net assets;
- net asset turnover or change in assets;
- capital expenditures;
- invested capital, return on capital or return on committed or invested capital;
- revenue, growth in revenue or return on sales;
- income or net income;
- operating income, net operating income or net operating income after tax;
- operating profit or net operating profit;
- gross or operating margin;
- profitability by product or program line, business unit, or segment;
- return on operating revenue or return on operating profit;
- distribution, selling, general and/or administrative expenses;
- operating expenses;
- workforce management and succession planning goals;
- measures of customer satisfaction, employee satisfaction, employee retention or staff development;
- development or marketing collaborations, formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance our revenue or profitability or enhance its customer base;
- merger and acquisitions;
- measures of market share;
- maintenance of an investment grade rating;
- buy-side margin or other specific financial criteria related to inventory purchasing;
- regulatory compliance;
- specific diversity and/or succession goals or implementation; and
- other similar criteria consistent with the foregoing.

Such performance criteria may be based upon the attainment of specified levels of AmerisourceBergen's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of AmerisourceBergen's business units or divisions or any parent or subsidiary. Each applicable performance goal may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned and a maximum level of performance at which an award will be fully earned. Each applicable performance goal may be appropriately adjusted for one or more of the following items: (A) asset impairments or write-downs; (B) litigation judgments or claim settlements; (C) the effect of changes in tax law, accounting principles or other such laws, regulations or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; (E) any extraordinary, unusual or nonrecurring items; (F) the operations of any business acquired by AmerisourceBergen; (G) severance, contract termination and other costs related to exiting certain business activities, discontinued operations or the divestiture of one or more business operations; (H) currency fluctuations; (I) non-cash items, such as amortization, depreciation or reserves; (J) recapitalization, merger, consolidation, spin-off, split-up, combination, liquidation, dissolution, sale of assets or other similar corporate transaction; (K) gains or losses from the early extinguishment of debt; (L) stock dividend or stock split; (M) items relating to major licensing or partnership arrangements; and (N) any other adjustment consistent with the operation of the Omnibus Plan.

Stockholder approval of the Omnibus Plan will also constitute approval of the foregoing performance criteria for purposes of establishing the specific vesting targets for one or more awards under the Omnibus Plan that are intended to qualify as performance-based compensation under Code Section 162(m). However, not all awards granted under the Omnibus Plan will be structured to qualify as such performance-based compensation and there is no guarantee that the exemption would be available for performance-based awards granted under the Omnibus Plan in any particular circumstance. To maintain flexibility in compensating our executives, the Committee reserves the right to use its judgment to grant or approve awards or compensation that is non-deductible when the Committee believes such awards or compensation is appropriate.

Grants to Non-Employee Directors

There is no automatic grant program in effect for our non-employee directors under the Omnibus Plan, and all grants to our non-employee directors are based on our director compensation program. However, the Omnibus Plan will impose the following limitation on the grants that may be made per non-employee director, commencing with the 2014 fiscal year:

A non-employee director may not be granted awards under the Omnibus Plan, whether in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, or other stock-based awards, with an aggregate grant date fair value in excess of $500,000 in any fiscal year. Such limitation will apply to both continuing non-employee directors and newly elected or appointed non-employee directors. Under our director compensation program, non-employee directors are allowed to defer receipt of all or a portion of their annual cash retainers in the form of stock or restricted stock units; the $500,000 limit will not apply to any retainer that is paid in the form of stock-based awards. Under our current director compensation program, non-employee directors receive annual awards of restricted stock or restricted stock units with a grant date fair value equal to $125,000, except that the Chairman of the Board receives restricted stock or restricted stock units with a grant date fair value equal to $175,000.

General Provisions Applicable to All Awards

Change in Control and Vesting Acceleration

In the event of a change in control, the plan administrator may, in its sole discretion, make any or all of the following adjustments: (A) provide that options or stock appreciation rights will be cancelled unless exercised within such period as the administrator determines; (B) provide for the payment upon termination or cancellation of an option or stock appreciation right (whether or not such option or stock appreciation right is otherwise exercisable) of an amount in cash, securities and/or other property with an aggregate value equal to the excess, if any, of the aggregate fair market value as of the date of such change in control of the common stock then subject to the award over the aggregate exercise price, (C) cancel outstanding stock awards, restricted stock unit awards, performance share awards, cash awards or other awards in exchange for payments of cash, securities and/or other property having an aggregate value equal to the value of such award, as determined by the plan administrator; (D) substitute other property (including, without limitation, cash or other securities of AmerisourceBergen and securities of an entity other than AmerisourceBergen); and/or (E) make any other adjustments, or take other reasonable action, as the plan administrator deems appropriate.

However, if a participant's service with us or the successor entity is terminated (whether or not for cause) within two years following a change in control transaction, then all awards held by such participant will vest in full.

A change in control will be deemed to occur in the event (i) we are acquired by merger or asset sale, (ii) any person or group of related persons is or becomes directly or indirectly the beneficial owner of securities possessing more than thirty-five percent (35%) of the total combined voting power of our then outstanding securities and such person owns more aggregate voting power of our then outstanding securities entitled to vote generally in the election of directors than any other person, or (iii) certain changes in the composition of our Board.

The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Changes in Capitalization	In the event any change is made to the outstanding shares of our common stock by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, stock split, combination or exchange of shares, spin-off transaction or other corporate event affecting the outstanding common stock as a class without our receipt of consideration, or should the value of outstanding shares of our common stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution equitable adjustments will be made to: (i) the maximum number, class, and/or issuer of securities issuable under the plan, (ii) the maximum number, class, and/or issuer of securities that may be issued pursuant to incentive stock options granted under the plan, (iii) the maximum number, class, and/or issuer of securities for which any one person may be granted common stock denominated options and stand-alone stock appreciation rights or stock awards, restricted stock units, performance shares and other stock-based awards under the plan per fiscal year, (iv) the number, class, and/or issuer of securities and the exercise price per share (or other cash consideration, if any) in effect under each outstanding award, and (v) the number, class, and/or issuer of securities subject to our outstanding repurchase rights under the plan and the repurchase price payable per share. Such adjustments will be designed to preclude any dilution or enlargement of benefits under the Omnibus Plan or the outstanding awards thereunder.
Valuation	The fair market value per share of our common stock on any relevant date under the Omnibus Plan will be deemed to be equal to the closing selling price per share on that date on the New York Stock Exchange. On December 6, 2013, the fair market value per share of our common stock determined on such basis was $70.29.
Stockholder Rights and Transferability	Awards are not assignable or transferable other than by will or the laws of inheritance following participant's death, and during the participant's lifetime, options and stock appreciation rights may only be exercised by the participant. However, the plan administrator may structure one or more awards so that those awards will be transferable during a participant's lifetime to one or more members of the participant's family or to a trust established for the participant and/or one or more such family members or to the participant's former spouse. A participant may also be permitted to designate a beneficiary to receive his or her awards in the event of death.

No participant will have any stockholder rights with respect to the shares subject to an option or stock appreciation right until such participant has exercised the option or stock appreciation right and paid the exercise price for the purchased shares. A participant will have full shareholder rights with respect to any shares of common stock issued to him or her under the Omnibus Plan, whether or not his or her interest in those shares is vested. A participant will not have any shareholder rights with respect to the shares of common stock subject to a restricted stock unit, performance share or other share right award until that award vests and the shares of common stock are actually issued thereunder. However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom shares of common stock, on outstanding restricted stock units, performance shares or other share-right awards, subject to such terms and conditions as the plan administrator may deem appropriate.

Withholding	The plan administrator may provide one or more holders of awards with the right to have us withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise, vesting or settlement of the awards. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of our common stock in payment of such withholding tax liability.
Deferral Programs	The plan administrator may structure one or more awards so that the participants may be provided with an election to defer the compensation associated with those awards for federal income tax purposes. The plan administrator may also implement a non-employee Board member retainer fee deferral program that allows the non-employee Board members the opportunity to elect to convert the Board and Board committee retainer fees to be earned for a fiscal year into restricted stock units that defer the issuance of the shares of common stock that vest under those units until a permissible date or event under Code Section 409A.
Restrictive Covenants and Clawback	Awards granted under the Omnibus Plan will be subject to forfeiture and in certain cases the participant must return shares (or other amounts) received in the event the participant is terminated for cause, breaches restrictive covenants (during the employment period or two years thereafter), engages in any conduct (during the employment period or three years thereafter) that results in AmerisourceBergen having to restate its financial statements or engages in certain other conduct.
Amendment and Termination	Our Board or Compensation and Succession Planning Committee may terminate, amend or modify the Omnibus Plan at any time, subject to any stockholder approval requirements under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our shares of common stock are at the time primarily traded. No awards may be granted under the Omnibus Plan after March 5, 2024.

New Plan Benefits and Outstanding Equity Awards

No awards have been granted under the Omnibus Plan and no awards will be made under the Omnibus Plan unless and until the Omnibus Plan is approved by the stockholders at the Annual Meeting. Awards under the Omnibus Plan will be made at the discretion of the plan administrator. However, on March 6, 2014, non-employee directors will be granted restricted stock or restricted stock units with a grant date fair value equal to $125,000, except that the Chairman of the Board will be granted restricted stock units with a grant date fair value equal to $175,000. Equity awards and cash awards granted to our named executive officers during fiscal year 2013 are set forth in the tables beginning with the Summary Compensation Table. On November 13, 2013, the Committee granted equity awards (including to all named executive officers) under the Existing Plan covering approximately 2,600,000 shares with respect to fiscal year 2014.

Summary of Federal Income Tax Consequences of Options Granted under the Omnibus Plan

The following is a summary of the United States Federal income taxation treatment applicable to us and the participants who receive awards under the Omnibus Plan.

Option Grants

Options granted under the Omnibus Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options. No taxable income is recognized by the participant at the time of the grant of an uncertain stock option, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. The participant will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the participant will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any additional gain recognized upon the disposition will be a capital gain.

If the participant makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the participant as a result of the disposition. We will not be entitled to any income tax deduction if the participant makes a qualifying disposition of the shares.

Non-Statutory Options. No taxable income is recognized by a participant upon the grant of a non-statutory option. The participant will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the participant will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to the exercised non-statutory option. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price, and the holder will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Restricted Stock Awards	The recipient of unvested shares of common stock issued under the Omnibus Plan will not recognize any taxable income at the time those shares are issued but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The recipient may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (i) the fair market value of those shares on the issue date over (ii) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the recipient will not recognize any additional income as and when the shares subsequently vest. Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the restricted stock award. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the recipient.
Restricted Stock Units or Performance Shares	No taxable income is recognized upon receipt of restricted stock units or performance shares. The holder will recognize ordinary income in the year in which the shares subject to the awards are actually issued to the holder. The amount of that income will be equal to the fair market value of the shares on the issuance date, and the holder will be required to satisfy the tax withholding requirements applicable to such income. Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. The deduction will be allowed for the taxable year in which such ordinary income is recognized.
Dividend Equivalent Rights	No taxable income is recognized upon receipt of a dividend equivalent right award. The holder will recognize ordinary income in the year in which a payment pursuant to such right, whether in cash, securities or other property, is made to the holder. The amount of that income will be equal to the fair market value of the cash, securities or other property received, and the holder will be required to satisfy the tax withholding requirements applicable to such income. Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the holder of the dividend equivalent right award at the time the dividend or distribution is paid to such holder. That deduction will be allowed for the taxable year in which such ordinary income is recognized.
Cash Awards	The payment of a cash award will result in the recipient's recognition of ordinary income equal to the dollar amount received. The recipient will be required to satisfy the tax withholding requirements applicable to such income. Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient.
Deductibility of Executive Compensation	We anticipate that any compensation deemed paid by us in connection with the exercise of non-statutory options or stock appreciation rights or the disqualifying disposition of incentive stock option shares will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the one million dollar ($1,000,000) limitation per covered individual on the deductibility of the compensation paid to certain of our executive officers. However, any compensation deemed paid by us in connection with shares issued under other stock-based awards or cash paid under cash incentive awards will be subject to the one million dollar ($1,000,000) limitation, unless the issuance of the shares or cash is tied to the attainment of one or more of the performance criteria described above. As discussed above, we may grant awards that will not qualify as performance-based compensation under Code Section 162(m). See page 36.

Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the matter is required for approval of this proposal. Should such approval not be obtained, then the Omnibus Plan will not be implemented. Instead, the Existing Plan will remain in full force and effect in accordance with its pre-existing terms, and awards will continue to be made under the Existing Plan until its expiration date in February 2019.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that you vote **For** the approval of the AmerisourceBergen Corporation Omnibus Incentive Plan.

APPROVAL OF THE AMENDMENT TO AMERISOURCEBERGEN'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE RIGHT OF STOCKHOLDERS TO CALL SPECIAL MEETINGS

(Item 5 on the Proxy Card)

What am I voting on?

You are voting on a proposal to amend our Amended and Restated Certificate of Incorporation (our "certificate of incorporation") to provide holders of at least 25% of the outstanding shares of our common stock the right, subject to the procedures and other requirements set forth in our amended and restated bylaws (our "bylaws," amended as described below), to call special meetings.

Our Board of Directors appreciates our stockholders' concerns and expectations regarding participation in issues vital to the company. After careful review of the ongoing evolution of corporate governance practices, and in response to views expressed by some of our stockholders, the Board of Directors in November 2013 unanimously approved an amendment to our certificate of incorporation to provide stockholders with the right to call special meetings of stockholders as set forth in our bylaws, subject to stockholder approval at the 2014 Annual Meeting, and recommends that the stockholders vote in favor of the amendment. With this amendment, our stockholders will be empowered to act between annual meetings of stockholders.

Our Board of Directors believes that establishing an ownership threshold of at least 25% strikes an appropriate balance between enhancing the rights of stockholders and protecting against the risk that a small minority of stockholders could trigger a special meeting (and the resulting significant financial and administrative expense of holding a special meeting). This threshold will allow special meetings to be called in special or extraordinary circumstances, while maintaining stockholders' ability to have general matters considered during our annual meetings. We will continue to maintain our existing governance mechanisms that afford management and the Board of Directors the ability to respond to proposals and concerns of all stockholders, regardless of the level of share ownership.

The full text of the proposed amendment is attached to this Proxy Statement as Appendix C, and is incorporated herein by reference. You are encouraged to read the entire text of our certificate of incorporation, which was filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011.

What provisions of our certificate of incorporation will be amended?

Section 6.03 of our certificate of incorporation currently allows only the Board of Directors to call special meetings of the stockholders. Section 6.03 would be amended to remove the specific prohibition on stockholders calling special meetings and add permissive language allowing stockholders holding at least 25% of the outstanding shares of our common stock, subject to the procedures and other requirements set forth in our bylaws, to call special meetings.

When will the amendment be effective?

If approved by the stockholders at the 2014 Annual Meeting of Stockholders, the amendment to our certificate of incorporation will become effective upon the filing of the certificate of amendment with the Secretary of State of the State of Delaware. We intend to file the certificate of amendment to our certificate of incorporation as soon as practicable after the 2014 Annual Meeting of Stockholders.

Will the Board of Directors amend the amended and restated bylaws in a manner consistent with the amendment of our certificate of incorporation?

Yes. The Board of Directors has also adopted corresponding amendments to our bylaws (the "bylaw amendments"), which will be effective after the approval by stockholders of our proposal to amend the certificate of incorporation and upon the filing of the certificate of amendment with the Secretary of State of the State of Delaware.

The text of the bylaw amendments contains details of ownership calculation, various timing and other mechanisms that are intended to minimize the risk of potential abuse and the cost and distraction that would result from multiple stockholder meetings being held in a short time period, or from multiple meetings being held to consider matters that have been substantially addressed in the recent past, that are slated to be substantially addressed in the near future or that are not properly within the scope of matters that may be acted on by stockholders. In addition, the bylaw amendments establish a one-year continuous beneficial ownership requirement of an aggregate of twenty-five percent (25%) of our common stock outstanding, measured on a "net long" basis. We believe this requirement will provide long-term stockholders with a meaningful right to require AmerisourceBergen to hold a special meeting without exposing AmerisourceBergen and its stockholders to unreasonable expense and disruption.

Generally, the "net long" determination of a stockholder's beneficial ownership for the purpose of being qualified to request a special meeting would exclude shares that the stockholder has no power to vote and would reduce a stockholder's ownership to the extent that such stockholder or certain related persons have hedged their investments in our common stock through derivative securities, short-selling or similar behavior. The determination of a stockholder's "net long" beneficial ownership of our common stock would be made by the Board of Directors in its good faith discretion. The bylaw amendments, if adopted, also would impose certain procedural requirements on stockholders seeking to exercise the right to request a special meeting, including the provision of the same information required for stockholder proposals at annual meetings of our stockholders. The terms and provisions of the bylaw amendments described herein are only summaries, and the Board encourages you to read the complete text of the bylaw amendments.

The complete text of the bylaw amendments (marked to show the proposed deletions and insertions to our bylaws), including the qualifications, requirements and procedures for calling a special meeting of stockholders and the requirements stockholders must continue to observe in advance of such a special meeting, is set forth in Appendix D to this Proxy Statement, and is incorporated herein by reference.

How many votes are needed for this proposal and how are the votes counted?

Approval of the proposed amendment to our certificate of incorporation will require the affirmative vote of the holders of a majority of the shares of our common stock outstanding. Abstentions will be counted toward the tabulation of votes cast on this matter and will have the effect of negative votes. Broker non-votes also will have the effect of negative votes.

There are no appraisal or similar rights of dissenters under Delaware law with respect to the amendment to our certificate of incorporation.

How does the Board of Directors recommend that I vote?

The Board of Directors unanimously recommends that you vote **For** the amendment to our certificate of incorporation to provide for the right of stockholders to call special meetings.

BENEFICIAL OWNERSHIP OF COMMON STOCK

This table shows how much of our outstanding common stock is beneficially owned by each of the named executive officers, each of the directors and all directors and executive officers as a group as of December 6, 2013. The table also shows how much of our outstanding common stock is beneficially owned by owners of more than 5% of our outstanding common stock.

According to the rules adopted by the SEC, a person "beneficially owns" securities if the person has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant, right of conversion of a security or otherwise. Except as otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares shown. An asterisk in the Percent of Class column indicates beneficial ownership of less than 1%, based on 231,543,138 shares of common stock outstanding as of the close of regular trading on the NYSE on December 6, 2013.

Name and Address of Beneficial Owner (1)	Title of Beneficial Owner	Aggregate Number of Shares Beneficially Owned (2)	Percent of Class
Steven H. Collis(3)	President and Chief Executive Officer and Director	977,003	*
Tim G. Guttman(3)	Senior Vice President and Chief Financial Officer	109,359	*
John G. Chou(3)	Executive Vice President and General Counsel	276,401	*
James D. Frary(3)	Senior Vice President, AmerisourceBergen Corporation, and President, AmerisourceBergen Specialty Group	159,574	*
David W. Neu(3)(5)	Senior Vice President, AmerisourceBergen Corporation, and President, AmerisourceBergen Drug Corporation	59,183	*
Douglas R. Conant(4)(6)	Director	—	*
Richard W. Gochnauer(4)	Director	62,281	*
Richard C. Gozon(4)	Director	173,873	*
Lon R. Greenberg(4)(7)	Director	2,500	*
Edward E. Hagenlocker(4)	Director	39,501	*
Jane E. Henney, M.D.(4)	Director	10,141	*
Kathleen W. Hyle(4)	Director	28,994	*
Michael J. Long(4)	Director	37,219	*
Henry W. McGee(4)	Director	79,241	*
All directors and executive officers as a group (16 people)(8)		2,304,072	1.0%
Vanguard Group Inc. P.O. Box 2600 V26 Valley Forge, PA 19482-2600		15,497,721	6.7%

* Less than 1.0%

(1) The address for each named executive officer and director is: AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087.

(2) Based on information furnished to us by the respective stockholders or obtained by us from sources we believe are reliable. We believe that, unless otherwise indicated, the beneficial owners have sole voting and investment power over the shares shown opposite their names.

(3) Common stock and the percent of class listed as being beneficially owned by our named executive officers include outstanding options to purchase common stock, which are exercisable within 60 days of December 6, 2013, as follows: Mr. Collis — 771,855 shares; Mr. Guttman — 84,153 shares; Mr. Chou — 243,504 shares; Mr. Frary — 131,026 shares; and Mr. Neu — 1,852 shares.

(4) Common stock and the percent of class listed as being beneficially owned by our non-employee directors include outstanding options to purchase common stock, which are exercisable within 60 days of December 6, 2013, as follows: Mr. Conant — 0 shares; Mr. Gochnauer — 49,013 shares; Mr. Gozon — 130,789 shares; Mr. Greenberg — 0 shares; Mr. Hagenlocker — 34,649 shares; Dr. Henney — 0 shares; Ms. Hyle — 16,404 shares; Mr. Long — 11,642 shares; and Mr. McGee — 59,758 shares.

(5) Includes outstanding options to purchase 12,985 shares of our common stock, which are exercisable within 60 days of December 6, 2013 and 4,968 additional shares of our common stock held by Mr. Neu's wife.

(6) Douglas R. Conant was appointed a director effective as of January 1, 2013.

(7) Lon R. Greenberg was appointed a director effective as of May 16, 2013.

(8) Includes all directors and executive officers, including the named executive officers.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of September 30, 2013 regarding all of our existing compensation plans pursuant to which equity securities are authorized for issuance to employees and non-employee directors.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	15,006,463	$33	27,999,656(1)
Equity compensation plans not approved by security holders	—	N/A	—
Total	15,006,463	$33	27,999,656

(1) Includes shares available for future issuances of stock and option awards under the AmerisourceBergen Corporation Equity Incentive Plan. If the Omnibus Incentive Plan is approved by our stockholders, we will no longer use the Equity Incentive Plan for equity awards after March 6, 2014.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers as well as persons who beneficially own more than 10 percent of our common stock to file with the SEC reports of ownership and changes in beneficial ownership of our common stock. Directors, executive officers and greater than 10 percent stockholders are required to furnish us with copies of all Section 16(a) forms they file. We believe that during fiscal year 2013 all of our directors and executive officers complied with these requirements, except as described below.

We take responsibility for filing Section 16(a) reports on behalf of our directors, including Form 4 reports in connection with the issuance of restricted shares in lieu of their cash retainers. In May 2004, Mr. Cotros (who retired from the Board in February 2013) and Mr. Hagenlocker were granted restricted stock in lieu of their quarterly cash retainers. We did not file in a timely manner the Form 4 reports for the restricted stock awards made to Mr. Cotros and Mr. Hagenlocker in May 2004.

AVAILABILITY OF FORM 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (without exhibits or documents incorporated by reference therein), are available without charge to stockholders upon written request to the Corporate and Investor Relations Department, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087, by calling (610) 727-7000 or via the Internet at *www.amerisourcebergen.com.*

REQUIREMENTS FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF STOCKHOLDERS

Stockholder Proposals for Inclusion in the 2015 Proxy Statement. Any proposal of a stockholder that is intended to be presented by such stockholder at AmerisourceBergen's 2015 Annual Meeting of Stockholders must be received in writing by September 26, 2014 in order to be considered for inclusion in the 2015 Proxy Statement and the form of proxy relating to the 2015 meeting. All proposals should be submitted, along with proof of ownership of AmerisourceBergen common stock in accordance with Rule 14a-8(b)(2), to: Kathy H. Gaddes, Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087. Stockholder proposals must comply with SEC Rule 14a-8, Delaware law and our bylaws. Failure to deliver a proposal by these means may result in it not being deemed timely received.

Other Stockholder Proposals for Presentation at the 2015 Annual Meeting of Stockholders. Stockholders of record who do not submit a proposal for inclusion in AmerisourceBergen's proxy materials under SEC Rule 14a-8, but who instead intend to nominate a person for election as director or to introduce an item of business at the 2015 Annual Meeting of Stockholders must provide advance written notice to us in accordance with our bylaws. Our bylaws set forth the procedures that must be followed and the information that must be provided in order for a stockholder to nominate a person for election as director or to introduce an item of business at the 2015 Annual Meeting of Stockholders. We must receive notice of your intention to introduce a nomination or other item of business at the 2015 Annual Meeting of Stockholders no earlier than November 6, 2014 and no later than December 6, 2014. Such notice should be addressed to Kathy H. Gaddes, Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087 and must include the information set forth in our bylaws. You may obtain a copy of our bylaws upon request by writing to the Secretary at our principal executive offices. The proxy solicited by our Board of Directors for the 2015 Annual Meeting of Stockholders will confer discretionary authority with respect to any such proposal.

The Chairman of the 2015 Annual Meeting of Stockholders may refuse to allow the transaction of any business or acknowledge the nomination of any person not made in compliance with the procedures set forth for such matters in our bylaws.

Other Stockholder Communications. Stockholder communications may be submitted at any time in writing to: Kathy H. Gaddes, Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087. Stockholder communications are communications from any stockholder to the Board of Directors, any committee or any director on matters that relate reasonably to their respective duties and responsibilities. Stockholder communications do not include stockholder proposals (discussed above) and stockholder recommendations for director nominee candidates (discussed under *Process for Identifying and Evaluating Director Nominees and for Submitting Recommendations*). AmerisourceBergen's Secretary will determine, in her good faith judgment, which stockholder communications will be relayed to the Board of Directors, any committee or any director.

SUPPLEMENTAL INFORMATION: GAAP TO NON-GAAP RECONCILIATION

We publicly disclose certain non-GAAP financial measurements in our adjusted results from continuing operations because management uses these non-GAAP measures for business planning purposes, including managing our business against internal projected results of operations and measuring our performance. The adjustments made to GAAP financial measures relate to amounts associated with our LIFO expense and warrant expense. We present these supplemental measures because we believe that these measures provide investors with important supplemental information with which to evaluate our performance on the same basis as management. These supplemental performance measures may vary from, and may not be comparable to, similarly titled measures by other companies in our industry.

We have defined the non-GAAP financial measure of Adjusted Diluted Earnings per Share from Continuing Operations as follows: diluted earnings per share from continuing operations before the per share impact of LIFO expense and warrant expense, in each case net of the tax effect calculated using the applicable effective tax rate for those items. We prepare Adjusted Diluted Earnings per Share from Continuing Operations to eliminate the items, which we do not consider indicative of our ongoing operating performance due to their inherent unusual, non-operating, or non-recurring nature.

The following is a reconciliation of the GAAP financial measures to their most directly comparable non-GAAP financial measures (in thousands):

	Fiscal Year Ended September 30, 2013			
	GAAP	LIFO Expense	Warrant Expense	Adjusted Non-GAAP
Revenue	$87,959,167	$ —	$ —	$87,959,167
Cost of goods sold	85,451,348	(277,001)	—	85,174,347
Gross profit	2,507,819	277,001	—	2,784,820
Operating expenses	1,609,420	—	(90,055)	1,519,365
Operating income	898,399	277,001	90,055	1,265,455
Other loss	44	—	—	44
Interest expense, net	73,897	—	—	73,897
Income before income taxes	824,458	277,001	90,055	1,191,514
Income taxes(1)	331,023	107,227	13,738	451,988
Income from continuing operations	$ 493,435	$ 169,774	$ 76,317	$ 739,526
Diluted earnings per share from continuing operations	$ 2.10	$ 0.72	$ 0.32	$ 3.14
Diluted weighted average common shares outstanding	235,345	235,345	235,345	235,345

(1) The income tax rate applicable to warrant expense is lower than our normal income tax rate as a portion of the warrant expense is not tax deductible. The income tax rate on warrant expense will vary by fiscal year depending upon the expected annual changes in the fair value of the warrants.

AMERISOURCEBERGEN CORPORATION

OMNIBUS INCENTIVE PLAN

1. **Purpose.** This AmerisourceBergen Corporation Omnibus Incentive Plan (the "Plan"), is adopted by the Board of Directors of AmerisourceBergen Corporation (the "Company") subject to stockholder approval of the Plan at the 2014 Annual Meeting of Stockholders and shall become effective upon such approval. The purpose of the Plan is to provide designated employees, non-employee directors, independent contractors and consultants of the Company and its parent and subsidiaries with the opportunity to receive grants of stock-based awards or cash incentive compensation as provided in the Plan. The Company believes that the Plan will encourage the participants to contribute materially to the growth of the Company, thereby benefiting the Company's stockholders, and will align the economic interests of the participants with those of the stockholders.

2. **Definitions.** For purposes of the Plan, the following terms shall be defined as follows:

"Administrator" means the particular entity, whether the Compensation Committee, the Board or the Secondary Board Committee, which is authorized to administer the Plan with respect to one or more classes of Eligible Individuals, to the extent such entity is carrying out its administrative functions under the Plan with respect to the persons under its jurisdiction.

"Award" means an award made pursuant to the terms of the Plan to an Eligible Individual in the form of Stock Options, Stock Appreciation Rights, Stock Awards, Restricted Stock Unit Awards, Performance Share Awards, Section 162(m) Awards, Dividend Equivalent Awards, Cash Incentive Awards or other awards determined by the Administrator.

"Award Agreement" means a written agreement or certificate granting an Award.

"Board" means the Board of Directors of the Company.

"Cash Incentive Award" means a cash incentive award granted to an Eligible Individual pursuant to Section 16 hereof.

"Cause" means a determination by the Administrator that any of the following has occurred: (A) commission of any act of fraud, embezzlement (B) a material breach of any provision of Attachment A, (C) a material breach of any provision of Attachment B, (D) any unauthorized use or disclosure of confidential information or trade secrets of the Company (or any of its affiliated corporations) or (E) any other willful misconduct adversely affecting the business or affairs of the Company (or any its affiliated corporations); provided, however, if "Cause" is defined in an employment or other written agreement between the Company (or any Parent or Subsidiary) and the Participant, then Cause shall have the meaning assigned to such term in such employment or other agreement.

"Change in Control" shall be deemed to have occurred if:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 35% of the voting power of the then outstanding securities of the Company, and such person owns more aggregate voting power of the Company's then outstanding securities entitled to vote generally in the election of directors than any other person;

(ii) The consummation of (x) a merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (y) a sale or other disposition of all or substantially all of the assets of the Company, or (z) a liquidation or dissolution of the Company; or

(iii) A change in the composition of the Board over a period of twelve (12) consecutive months or less such that a majority of the Board members ceases to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period ("Incumbent Directors") or (B) have been elected or nominated for election as Board members during such period by at least two-thirds of the Incumbent Directors who were still in office at the time the Board approved such election or nomination; provided that any individual who becomes a Board member subsequent to the beginning of such period and whose election or nomination was approved by two-thirds of the Board members then comprising the Incumbent Directors will be considered an Incumbent Director.

"Code" means the Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder.

"Common Stock" means the common stock of the Company.

"Compensation Committee" means the Compensation and Succession Planning Committee of the Board which shall at all relevant times be comprised solely of two (2) or more non-employee Board members, each of whom is intended to qualify as a "non-employee director" (as defined in Rule 16b-3 under the Exchange Act), an "outside director" for purposes of Section 162(m) of the Code and an "independent director" under the rules of any securities exchange or automated quotation system on which the Common Stock is then listed, quoted or traded; provided that any action taken by the Compensation Committee shall be valid and effective, whether or not one or more members of the Compensation Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this definition or otherwise provided in the charter of the Compensation Committee.

"Dividend Equivalent Award" means an Award to receive dividend equivalents granted to an Eligible Individual pursuant to Section 14 hereof.

"Eligible Individuals" means the individuals described in Section 6 who are eligible for Awards under the Plan.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the applicable rulings and regulations thereunder.

"Fair Market Value" shall be determined as follows:

(i) If the Common Stock is publicly traded, then the Fair Market Value per share of Common Stock shall be determined as follows: (x) if the principal trading market for the Common Stock is a national securities exchange, the closing selling price per share at the close of regular hours of trading on the relevant date (or, if the relevant date is not a day in which the Common Stock is being traded, then the last such date before the relevant date), or (y) if the Common Stock is not principally traded on such exchange, the mean between the last reported "bid" and "asked" prices of shares of Common Stock on the relevant date (or, if the relevant date is not a date upon which a sale was reported, then the last such date before the relevant date).

(ii) If the Common Stock is not publicly traded or, if publicly traded, is not subject to reported transactions or "bid" or "asked" quotations as set forth above, the Fair Market Value per share shall be as determined by the Administrator.

"Family Member" means, with respect to a particular Participant, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships.

"Full Value Award" means an Award other than a Stock Option, Stock Appreciation Right or other Award for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a payment from the Company).

"Incentive Stock Option" means a Stock Option that is an "incentive stock option" within the meaning of Section 422 of the Code and designated by the Administrator as an Incentive Stock Option in an Award Agreement.

"Nonqualified Stock Option" means a Stock Option that is not an Incentive Stock Option.

"Parent" means any corporation that is a "parent corporation" within the meaning of Section 424(e) of the Code with respect to the Company.

"Participant" means an Eligible Individual to whom an Award has been granted under the Plan.

"Performance Period" means a fiscal year of the Company or such other period that may be specified by the Compensation Committee in connection with the grant of a Section 162(m) Award.

"Performance Share Award" means a conditional Award of shares of Common Stock granted to an Eligible Individual pursuant to Section 12 hereof.

"Restricted Stock Unit" means a Common Stock-equivalent unit granted to an Eligible Individual pursuant to Section 11 hereof.

"Section 162(m) Award" means an Award described in Section 13 hereof.

"Section 162(m) Participant" means any Participant who is, or could reasonably be expected to become, a "covered employee" within the meaning of Section 162(m) of the Code.

"Secondary Board Committee" shall mean a committee of one or more Board members appointed by the Board to administer the Plan with respect to Eligible Individuals who are not subject to the reporting rules under Section 16(a) of the Exchange Act or Section 162(m) Participants.

"Securities Act" means the Securities Act of 1933, as amended, and the applicable rulings and regulations thereunder.

"Service" means the performance of services for the Company (or any Parent or Subsidiary, whether now existing or subsequently established) by a person in the capacity of an employee, a non-employee member of the Board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the Award Agreement. For purposes of the Plan, a Participant shall be deemed to cease Service immediately upon the occurrence of the either of the following events: (i) the Participant no longer performs services in any of the foregoing capacities for the Company or any Parent or Subsidiary or (ii) the entity for which the Participant is performing such services ceases to remain a Parent or Subsidiary of the Company, even though the Participant may subsequently continue to perform services for that entity. Service shall not be deemed to cease during a period of military leave, sick leave or other personal leave approved by the Company; provided, however, that should such leave of absence exceed three (3) months, then for purposes of determining the period within which an Incentive Stock Option may be exercised as such under the federal tax laws, the Participant's Service shall be deemed to cease on the first day immediately following the expiration of such three (3)-month period, unless the Participant is provided with the right to return to Service following such leave either by statute or by written contract. Except to the extent otherwise required by law or expressly authorized by the Administrator or by the Company's written

policy on leaves of absence, no Service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

"Stock Appreciation Right" means an Award to receive all or some portion of the appreciation on shares of Common Stock granted to an Eligible Individual pursuant to Section 9 hereof.

"Stock Award" means an Award of shares of Common Stock granted to an Eligible Individual pursuant to Section 10 hereof.

"Stock Option" means an Award to purchase shares of Common Stock granted to an Eligible Individual pursuant to Section 8 hereof.

"Subsidiary" means (i) any Subsidiary Corporation or (ii) any other corporation or other entity in which the Company, directly or indirectly, has an equity or similar interest and which the Administrator designates as a Subsidiary for the purposes of the Plan.

"Subsidiary Corporation" means any corporation which is a "subsidiary corporation" within the meaning of Section 424(f) of the Code with respect to the Company.

"Substitute Award" means an Award granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock.

"10% Stockholder" means the owner of stock (as determined under Section 424(d) of the Code) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or any Parent or Subsidiary Corporation).

"Voluntary Retirement" means any voluntary termination of employment by a Participant (i) after reaching age sixty-two (62) and completing sixty (60) full months of continuous employment with the Company and/or its Parent or Subsidiaries or (ii) after reaching age fifty-five (55), where the Participant's age plus years of continuous employment with the Company and/or its Parent or Subsidiaries equals at least seventy (70).

3. Administration of the Plan.

(a) Administration. The Compensation Committee (whether acting directly or through a subcommittee of two (2) or more members thereof) shall have sole and exclusive authority to administer the Plan with respect to (i) Eligible Individuals who are subject to the reporting rules under Section 16(a) of the Exchange Act and (ii) awards that are Section 162(m) Awards. Administration of the Plan with respect to all other Eligible Individuals and other Awards may, at the Board's discretion, be vested in the Compensation Committee or a Secondary Board Committee, or the Board may retain the power to administer those programs with respect to such persons and awards.

(b) Power and Authority of the Administrator. Each Administrator shall, within the scope of its administrative functions under Plan, have full power and authority, subject to the express provisions hereof, (i) to select Participants from the Eligible Individuals, (ii) to make Awards in accordance with the Plan, (iii) to determine the number of shares of Common Stock subject to each Award and the cash amount (if any) payable in connection with an Award, (iv) to determine the terms and conditions of each Award, including, without limitation, those related to vesting, forfeiture, payment and exercisability, and the effect, if any, of a Participant's termination of Service or, subject to Section 21, of a Change in Control on the outstanding Awards granted to such Participant, (v) amend the terms and conditions of an Award after the granting thereof to a Participant (including accelerating the exercisability, vesting or payment of an Award and/or extending the period of time for which a Stock Option or Stock Appreciation Right is to remain exercisable following the Participant's cessation of Service, (vi) to provide in an Award Agreement for forfeiture of all or part of an Award, whether or not such Award has become exercisable, nonforfeitable or earned or has previously been exercised, as the case may be, and to determine the terms and conditions of such forfeiture, which terms and conditions may include, but are not limited to, non-competition and

non-solicitation requirements and/or conditions requiring the repayment to the Company of the vested and/or previously exercised portion of any Award; (vii) to determine whether a Participant has experienced a Triggering Event as defined in Section 17; (viii) to specify and approve the provisions of the Award Agreements delivered to Participants in connection with their Awards, (ix) to interpret any Award Agreement delivered under the Plan, (x) to prescribe, amend and rescind such rules and procedures as it deems necessary or advisable for the proper administration of the Plan, including adopting subplans to the Plan or special terms for Awards granted to Eligible Individuals in countries outside the United States, (xi) to vary the terms of Awards to take account of tax, securities law and other regulatory requirements of various states or foreign jurisdictions, (xi) subject to Section 3(e), delegate to one or more officers of the Company some or all of its authority under the Plan, and (xii) to make all other determinations and to formulate such procedures as may be necessary or advisable for the administration of the Plan.

(c) *Plan Construction and Interpretation.* The Administrator shall have full power and authority, subject to the express provisions hereof, to construe and interpret the Plan.

(d) *Determinations of Administrator Final and Binding.* All determinations made by the Administrator in carrying out and administering the Plan and in construing and interpreting the Plan shall be final, binding and conclusive for all purposes and upon all persons interested herein.

(e) *Delegation of Authority.* To the maximum extent permitted by law, the Board or the Compensation Committee may from time to time delegate some or all of its authority under the Plan (including its authority to determine whether a Triggering Event has occurred and the extent to which the consequences of Section 17(a) shall apply) to one or more officers of the Company; provided, however, that in no event shall such officer or officers be delegated any authority to grant Awards to, or amend or make determinations with respect to Awards held by, Eligible Individuals who, at such time, are (A) subject to the reporting rules under Section 16(a) of the Exchange Act, (B) Section 162(m) Participants or (C) officers of the Company who are delegated authority pursuant to this Section 3(e). Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Compensation Committee specifies at the time of such delegation or thereafter. The Board or the Compensation Committee may at any time rescind the authority delegated to a delegatee appointed hereunder or appoint a new delegatee. At all times, a delegatee appointed under this Section 3(e) shall serve in such capacity at the pleasure of the body that appointed such delegatee. Any action undertaken by the delegatee in accordance with the Board's or the Compensation Committee's delegation of authority shall have the same force and effect as if undertaken directly by the Board or the Compensation Committee, respectively, and any reference in the Plan to the Board or the Compensation Committee shall, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to the delegatee.

(f) *Indemnification.* To the extent allowable pursuant to applicable law, each member of the Board and each officer to whom authority is delegated under Section 3(e) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such individual in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

4. Duration of Plan. The Plan shall remain in effect until terminated by the Board and thereafter until all Awards granted under the Plan are satisfied by the issuance of shares of Common Stock or the payment of cash or are terminated under the terms of the Plan or under the Award Agreement entered into in connection with the grant thereof. Notwithstanding the foregoing, no Awards may be granted under the Plan after March 5, 2024.

5. **Shares of Stock Subject to the Plan and Award Limitations.**

(a) *Share Reserve.* Subject to adjustment as provided in Section 20(b), the number of shares of Common Stock that may be issued under the Plan pursuant to Awards shall not exceed, in the aggregate, Twenty-Eight Million (28,000,000) shares (the "Section 5 Limit"). Such shares may be either authorized but unissued shares, treasury shares or any combination thereof.

For purposes of determining the number of shares that remain available for issuance under the Plan and subject to adjustment as provided in Section 20(b), the following rules shall apply:

(i) the Section 5 Limit shall be reduced on a one-for-one basis for each share of Common Stock subject to an Award other than a Full Value Award and by a fixed ratio of 3.25 shares of Common Stock for each share of Common Stock subject to a Full Value Award;

(ii) the Section 5 Limit shall be increased by one share for each share of Common Stock subject to an Award other than a Full Value Award that expires or is forfeited or otherwise terminated without the issuance of such shares or is settled by the delivery of consideration other than shares of Common Stock and by 3.25 shares for each share of Common Stock subject to a Full Value Award that expires or is forfeited or otherwise terminated without the issuance of such shares or is settled by the delivery of consideration other than shares of Common Stock;

(iii) the Section 5 Limit shall be increased by 3.25 shares for each unvested share of Common Stock repurchased or forfeited under a Stock Award; and

(iv) the Section 5 Limit shall not be increased by:

(A) the number of shares of Common Stock tendered to pay the exercise price of, or to satisfy a Participant's tax withholding obligations with respect to, a Stock Option or other Award,

(B) the number of shares of Common Stock withheld from any Award to satisfy a Participant's tax withholding obligations or, if applicable, to pay the exercise price of a Stock Option or other Award,

(C) the number of shares of Common Stock subject to a Stock Appreciation Right that are not issued in connection with the settlement of the Stock Appreciation Right on exercise thereof, and

(D) shares of Common Stock purchased on the open market with the cash proceeds from the exercise of Stock Options.

In addition, any shares of Common Stock underlying Substitute Awards shall not be counted against the Section 5 Limit set forth in the first sentence of this Section 5(a).

(b) *Limitation on Awards.* Subject to adjustment as provided in Section 20(b),

(i) in the case of Stock Options and stand-alone Stock Appreciation Rights that are settled in shares, the maximum aggregate number of shares of Common Stock with respect to which such Stock Options and Stock Appreciation Rights may be granted to any Participant in any fiscal year of the Company under the Plan shall be Three Million (3,000,000);

(ii) in the case of Awards other than Stock Options and Stock Appreciation Rights that are settled in shares, the maximum aggregate number of shares of Common Stock with respect to which such Awards may be granted to any Participant in any fiscal year of the Company under the Plan shall be One Million (1,000,000);

(iii) in the case of Awards that are settled in cash based on the Fair Market Value of a share of Common Stock, the maximum aggregate amount of cash that may be paid pursuant to Awards granted to any Participant in any fiscal year of the Company under the Plan shall be equal to the Fair Market Value per share of Common Stock on the relevant vesting, payment or settlement date multiplied by the number of shares described (A) in the preceding clause (i), in the case of cash-settled Stock Appreciation Rights, or (B) in the preceding clause (ii), in the case of such Awards other than cash-settled Stock Appreciation Rights;

(iv) in the case of all other Awards, the maximum aggregate amount of cash and other property (valued at its Fair Market Value) other than shares that may be paid or delivered pursuant to Awards under the Plan to any Participant in any fiscal year of the Company shall be equal to Ten Million Dollars ($10,000,000);

(v) the maximum aggregate number of shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be Twenty-Eight Million (28,000,000); and

(vi) a non-employee director may not receive stock-based awards under the Plan, whether in the form of stock options, stock appreciation rights, stock, restricted stock units, performance shares, or other stock-based awards, with an aggregate grant date value in excess of $500,000 in any fiscal year. Such limitation does not apply to any cash retainer fees converted into equity awards at the election of the non-employee director.

For purposes of this Section 5(b), each share of Common Stock subject to an Award (including a Full Value Award) shall be counted as one share against the Award limits set forth above.

6. **Eligible Individuals.** Awards may be granted by the Administrator to individuals ("Eligible Individuals") who are officers or other employees, non-employee directors, independent contractors or consultants of the Company (or a Parent or Subsidiary) with the potential to contribute to the future success of the Company or its Parents or Subsidiaries. An individual's status as a member of the Board, the Compensation Committee or any Secondary Board Committee or an officer to whom authority is delegated under Section 3(e) shall not affect his or her eligibility to participate in the Plan.

7. **Awards Generally.** Awards under the Plan may consist of Stock Options, Stock Appreciation Rights, Stock Awards, Restricted Stock Unit Awards, Performance Share Awards, Section 162(m) Awards, Dividend Equivalent Awards, Cash Incentive Awards or other awards determined by the Administrator. The terms and provisions of an Award shall be set forth in a written Award Agreement approved by the Administrator.

8. **Stock Options.**

(a) Terms of Stock Options Generally. Subject to the terms of the Plan and the applicable Award Agreement, each Stock Option shall entitle the Participant to whom such Stock Option was granted to purchase the number of shares of Common Stock specified in the applicable Award Agreement and shall be subject to the terms and conditions established by the Administrator in connection with the Award and specified in the applicable Award Agreement. Upon satisfaction of the conditions to exercisability specified in the applicable Award Agreement, a Participant shall be entitled to exercise the Stock Option in whole or in part and to receive, upon satisfaction or payment of the exercise price or an irrevocable notice of exercise in the manner contemplated by Section 8(e) below, the number of shares of Common Stock in respect of which the Stock Option shall have been exercised. Stock Options may be either Nonqualified Stock Options or Incentive Stock Options.

(b) Exercise Price. The exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Administrator at the time of grant and set forth in the Award Agreement; provided, however, that the exercise price per share shall be no less than 100% of the Fair Market Value per share on the

date of grant. Notwithstanding the foregoing, the exercise price per share of a Stock Option that is a Substitute Award may be less than the Fair Market Value per share on the date of award, provided the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D) are met.

(c) *Option Term.* The term of each Stock Option shall be fixed by the Administrator and set forth in the Award Agreement; provided, however, that a Stock Option shall not be exercisable after the expiration of ten (10) years from the date the Stock Option is granted.

(d) *Effect of Termination of Service.* The following provisions shall govern the exercise of any Stock Options that are outstanding at the time of the Participant's cessation of Service:

(i) Any Stock Option outstanding at the time of the Participant's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Administrator and set forth in the Award Agreement, but no such option shall be exercisable after the expiration of the option term.

(ii) Any Stock Option held by the Participant at the time of the Participant's death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the Participant's estate or by the person or persons to whom the option is transferred pursuant to the Participant's will or the laws of inheritance or by the Participant's designated beneficiary or beneficiaries of that option.

(iii) Should the Participant's Service be terminated for Cause or should the Participant otherwise engage in conduct constituting grounds for a termination for Cause while holding one or more outstanding Stock Options, then all of those Stock Options shall terminate immediately and cease to be outstanding.

(iv) During the applicable post-service exercise period, the Stock Option may not be exercised in the aggregate for more than the number of vested shares of Common Stock for which the Stock Option is at the time exercisable. No additional shares shall vest under the Stock Option following the Participant's cessation of Service, except to the extent (if any) specifically authorized by the Administrator in its sole discretion pursuant to an express written agreement with the Participant. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the Stock Option shall terminate and cease to be outstanding for any shares for which the Stock Option has not been exercised.

The Administrator shall have complete discretion, exercisable either at the time a Stock Option is granted or at any time while the Stock Option remains outstanding, to:

(i) extend the period of time for which the Stock Option is to remain exercisable following the Participant's cessation of Service from the limited exercise period otherwise in effect for that Stock Option to such greater period of time as the Administrator shall deem appropriate, but in no event beyond the expiration of the option term,

(ii) include an automatic extension provision whereby the specified post-service exercise period in effect for any Stock Option shall automatically be extended by an additional period of time equal in duration to any interval within the specified post-service exercise period during which the exercise of that Stock Option or the immediate sale of the shares acquired under such Stock Option could not be effected in compliance with the applicable registration requirements of federal and state securities laws, but in no event shall such an extension result in the continuation of such Stock Option beyond the expiration date of the term of that option, and/or

(iii) permit the Stock Option to be exercised, during the applicable post-service exercise period, not only with respect to the number of vested shares of Common Stock for which such Stock Option is exercisable at the time of the Participant's cessation of Service but also with respect to one or more additional installments in which the Participant would have vested had the Participant continued in Service.

(e) *Payment of Exercise Price.* Subject to the provisions of the applicable Award Agreement, the exercise price of a Stock Option may be paid in one or more of the following forms:

(i) cash or check made payable to the Company;

(ii) previously owned shares of Common Stock (whether delivered in the form of actual stock certificates or through attestation of ownership) held for the requisite period (if any) necessary to avoid any resulting charge to the Company's earnings for financial reporting purposes and valued at Fair Market Value on the exercise date;

(iii) through the withholding of shares subject to the Stock Option with a Fair Market Value on the date of exercise equal to the aggregate exercise price; or

(iv) through a "cashless exercise" procedure which is approved by the Company involving a brokerage firm (reasonably satisfactory to the Company for purposes of administering such procedure in compliance with the Company's pre-clearance/pre-notification policies) thereby affording Participants the opportunity to sell immediately some or all of the shares underlying the exercised portion of the Stock Option in order to generate sufficient cash to pay the Stock Option exercise price and to satisfy withholding tax obligations related to the Stock Option.

(f) *Incentive Stock Options.* Incentive Stock Options shall be granted only to employees of the Company or any then existing Parent or Subsidiary Corporation and the terms of each Incentive Stock Option shall, in addition to the other requirements of this Section 8, comply with the following provisions:

(i) the aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any employee under the Plan (or any other option plan of the Company or any Parent or Subsidiary Corporation) may for the first time become exercisable as Incentive Stock Options during any one (1) calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the employee holds two (2) or more such options that become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Stock Options shall be applied on the basis of the order in which such options are granted, except to the extent otherwise provided under applicable law or regulation;

(ii) if the Participant to whom the Incentive Stock Option is granted is a 10% Stockholder, then the option term shall not exceed five (5) years measured from the option grant date, and the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date; and

(iii) during the Participant's lifetime, the Incentive Stock Option may be exercised only by the Participant and the Incentive Stock Option, together with the shares of Common Stock subject to that option during the period prior to exercise, shall not be assignable or transferable other than by will or by the laws of inheritance following the Participant's death.

Any Stock Option (or portion thereof) that, for any reason, fails to meet the requirements of Section 422 of the Code or any successor provision shall be a Nonqualified Stock Option. Any Stock Option that is specifically designated as Nonqualified Stock Option shall not be subject to the terms of this Section 8(f).

9. Stock Appreciation Rights. Stock Appreciation Rights shall be subject to the terms and conditions established by the Administrator in connection with the award thereof and specified in the applicable Award Agreement; provided, however, that the exercise price per share of Common Stock subject to a Stock Appreciation Right shall be no less than 100% of the Fair Market Value per share on the date of grant and the Stock

Appreciation Right shall not be exercisable after the expiration of ten (10) years measured from the grant date. Subject to the provisions of Section 17, the exercise of a Stock Appreciation Right shall entitle a Participant to an amount, if any, equal to the Fair Market Value of a share of Common Stock on the date of exercise over the Stock Appreciation Right exercise price specified in the applicable Award Agreement. At the discretion of the Administrator, payments to a Participant upon exercise of a Stock Appreciation Right may be made in shares of Common Stock, cash or a combination thereof. A Stock Appreciation Right may be granted alone or in addition to other Awards, or in tandem with a Stock Option. If granted in tandem with a Stock Option, a Stock Appreciation Right shall cover the same number of shares of Common Stock as covered by the Stock Option (or such lesser number of shares as the Administrator may determine) and shall be exercisable only at such time or times and to the extent the related Stock Option shall be exercisable, and shall have the same term and exercise price as the related Stock Option. Upon exercise of a Stock Appreciation Right granted in tandem with a Stock Option, the related Stock Option shall be canceled automatically to the extent of the number of shares covered by such exercise; conversely, if the related Stock Option is exercised as to some or all of the shares covered by the tandem grant, the tandem Stock Appreciation Right shall be canceled automatically to the extent of the number of shares covered by the Stock Option exercised. The provisions governing the exercise of Stock Appreciation Rights following the cessation of the Participant's Service shall be substantially the same as set forth in Section 8(d) for Stock Options granted under the Plan.

10. **Stock Awards.** Stock Awards shall consist of one or more shares of Common Stock granted to an Eligible Individual, and shall be subject to the terms and conditions established by the Administrator in connection with the Award and specified in the applicable Award Agreement. Stock Awards may be issued for cash or no cash consideration and as fully vested shares or subject to vesting conditions as determined by the Administrator; provided, however, that each Stock Award shall be subject to at least one of the following minimum vesting requirements: (a) a performance-based vesting requirement that expires not less than one (1) year following the date of grant or (b) a time-based vesting requirement that expires based on the Eligible Individual remaining in Service for not less than three (3) years from the date of grant of the Stock Award. Notwithstanding anything to the contrary however, the Administrator shall be permitted to waive any vesting conditions applicable to any Stock Award. Except as otherwise provided in the applicable Award Agreement, a Participant shall have all the rights of a stockholder with respect to any shares of Common Stock issued to the Participant under a Stock Award, whether or not the Participant's interest in those shares is vested.

11. **Restricted Stock Units.** The Administrator may from time to time grant Awards to Eligible Individuals denominated in Common Stock-equivalent units in such amounts and upon such terms and conditions (including vesting conditions) as the Administrator shall determine and as set forth in an applicable Award Agreement; provided, however, that each Restricted Stock Unit Award shall be subject to at least one of the following minimum vesting requirements: (a) a performance-based vesting requirement that expires not less than one (1) year following the date of grant or (b) a time-based vesting requirement that expires based on the Eligible Individual remaining in Service for not less than three (3) years from the date of grant of the Stock Award. Notwithstanding anything to the contrary however, the Administrator shall be permitted to waive any vesting conditions applicable to any Restricted Stock Unit Award. Restricted Stock Units granted to a Participant shall be credited to a bookkeeping reserve account solely for accounting purposes and shall not require a segregation of any of the Company's assets. An Award of Restricted Stock Units may be settled in shares of Common Stock, cash, or in any combination of Common Stock and cash as the Administrator shall determine. Except as otherwise provided in the applicable Award Agreement, the Participant shall not have the rights of a stockholder with respect to any Common Stock represented by a Restricted Stock Unit. However, Dividend Equivalents may be paid or credited, either in cash or in actual or phantom shares of Common Stock, on outstanding Restricted Stock Units, subject to such terms and conditions as the Administrator may deem appropriate.

12. **Performance Share Awards.** Performance Share Awards shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Administrator deems appropriate. Each Award Agreement shall set forth the number of shares of Common Stock to be earned by a Participant upon satisfaction of certain specified performance criteria and subject to such other terms and conditions as the Administrator deems appropriate. Payment in settlement of a Performance Share Award shall be made as soon as practicable following the conclusion of the applicable performance period, or at such other time as the Administrator shall

determine, in shares of Common Stock, cash or in a combination of Common Stock and cash, as the Administrator shall determine.

13. Section 162(m) Awards.

(a) Terms of Section 162(m) Awards Generally. In addition to any other Awards under the Plan, the Compensation Committee shall have the authority to grant Awards that are intended to qualify as "qualified performance-based compensation" for purposes of Section 162(m) of the Code ("Section 162(m) Awards"). Section 162(m) Awards may consist of Stock Options, Stock Appreciation Rights, Stock Awards, Restricted Stock Unit Awards, Performance Share Awards, Dividend Equivalent Awards, Cash Incentive Awards or other awards the vesting, exercisability and/or payment of which is conditioned upon the attainment for the applicable Performance Period of specified performance targets related to designated performance goals for such period selected by the Compensation Committee from among the performance goals specified in Section 13(b) below. Section 162(m) Awards will be made in accordance with the procedures specified in applicable Treasury regulations for compensation intended to be "qualified performance-based compensation."

(b) Performance Goals. Performance Goals shall mean any of the following performance criteria upon which the vesting of one or more Awards under the Plan may be based: (i) cash flow (including net cash flow, cash flow from operations, free cash flow (i.e. cash flow from operations less capital expenditures), cash flow from investing activities and cash flow from financing activities); (ii) earnings (including total earnings, earnings from operations, gross profit, gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, and net earnings); (iii) income from continuing operations, income from continuing operations before taxes, income from continuing operations before taxes and interest, income from continuing operations before taxes, interest, depreciation and amortization, income from continuing operations before special items (including warrant expense, LIFO charges, employee severance, litigation expenses, deal amortization and other expenses, all net of taxes); (iv) earnings per share and earnings per share from continuing operations, diluted or basic; (v) growth in earnings or earnings per share, diluted or basic; (vi) stock price; (vii) return on equity or average stockholder equity; (viii) total stockholder return or growth in total stockholder return either directly or in relation to a comparative group; (ix) return on capital; (x) return on assets or net assets; (xi) net asset turnover or change in assets; (xii) capital expenditures; (xiii) invested capital, return on capital or return on committed or invested capital; (xiv) revenue, growth in revenue or return on sales; (xv) income or net income; (xvi) operating income, net operating income or net operating income after tax; (xvii) operating profit or net operating profit; (xviii) gross or operating margin; (xix) profitability by product or program line, business unit, or segment; (xx) return on operating revenue or return on operating profit; (xxi) distribution, selling, general and/or administrative expenses; (xxii) operating expenses; (xxiii) operating expenses as a percentage of revenue; (xxiv) overhead or other expense reduction; (xxv) dividend payment yield or dividend payout ratio; (xxvi) net or gross sales; (xxvii) days sales outstanding; (xxviii) days inventory on hand; (xxix) inventory turnover; (xxx) economic value added; (xxxi) cost of capital; (xxxii) litigation and regulatory resolution goals; (xxxiii) budget comparisons; (xxxiv) productivity; (xxxv) growth in stockholder value relative to the growth of the S&P 500 or S&P 500 Index, the S&P Global Industry Classification Standards ("GICS") or GICS Index, or another peer group or peer group index; (xxxvi) debt or debt reduction; (xxxvii) credit rating; (xxxviii) development and implementation of key projects, strategic plans and/or organizational restructuring goals; (xxxix) performance achievements on certain designated projects or objectives; (xl) development and implementation of risk and crisis management programs; improvement in workforce diversity; (xli) productivity goals; (xlii) workforce management and succession planning goals; (xliii) measures of customer satisfaction, employee satisfaction, employee retention or staff development; (xliv) development or marketing collaborations, formations of joint ventures or partnerships or the completion of other similar transactions intended to enhance the Company's revenue or profitability or enhance its customer base; (xlv) merger and acquisitions; (xlvi) measures of market share; (xlvii) maintenance of an investment grade rating; (xlviii) buy-side margin or other specific financial criteria related to inventory purchasing; (xlix) regulatory compliance, (l) specific diversity and/or succession goals or implementation; and (li) other similar criteria consistent with the foregoing.

In addition, such performance criteria may be based upon the attainment of specified levels of the Company's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of the Company's business units or divisions or any Parent or Subsidiary. Each applicable Performance Goal may include a minimum threshold level of performance below which no Award will be earned, levels of performance at which specified portions of an Award will be earned and a maximum level of performance at which an Award will be fully earned. Each applicable performance goal may be appropriately adjusted for one or more of the following items: (A) asset impairments or write-downs; (B) litigation judgments or claim settlements; (C) the effect of changes in tax law, accounting principles or other such laws, regulations or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; (E) any extraordinary, unusual or nonrecurring items; (F) the operations of any business acquired by the Company; (G) severance, contract termination and other costs related to exiting certain business activities, discontinued operations or the divestiture of one or more business operations; (H) currency fluctuations; (I) non-cash items, such as amortization, depreciation or reserves; (J) recapitalization, merger, consolidation, spin-off, split-up, combination, liquidation, dissolution, sale of assets or other similar corporate transaction; (K) gains or losses from the early extinguishment of debt; (L) stock dividend or stock split; (M) items relating to major licensing or partnership arrangements; and (N) any other adjustment consistent with the operation of the Plan.

(c) *Other Performance-Based Compensation.* The Compensation Committee's decision to make, or not to make, Section 162(m) Awards within the meaning of this Section 13 shall not in any way prejudice the qualification of any other Awards as performance based compensation under Section 162(m). In particular, Awards of Stock Options and Stock Appreciation Rights may, pursuant to applicable regulations promulgated under Section 162(m), be qualified as performance-based compensation for Section 162(m) purposes without regard to this Section 13.

14. Dividend Equivalent Awards.

(a) The Administrator may grant Dividend Equivalents to any Eligible Individual based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date an Award is granted to a Participant and the date such Award vests, is exercised, is distributed or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common stock by such formula and at such time and subject to such limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award with performance-based vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Award vests.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Stock Options or Stock Appreciation Rights.

15. Cash Incentive Awards. The Administrator shall have the authority to grant Cash Incentive Awards which are to vest in one or more installments over the Participant's continued Service or upon the attainment of specified performance goals. The vesting schedule and other terms applicable to each Cash Incentive Award shall be determined by the Administrator and incorporated into the Award Agreement. The Compensation Committee shall also have the authority, consistent with Section 162(m) of the Code, to structure one or more Cash Incentive Awards so that those Awards qualify as Section 162(m) Awards pursuant to Section 13.

16. Other Awards. The Administrator shall have the authority to specify the terms and provisions of other forms of equity-based or equity-related Awards not described above which the Administrator determines to be consistent with the purpose of the Plan and the interests of the Company, which Awards may provide for cash payments based in whole or in part on the value or future value of Common Stock, for the acquisition or future acquisition of Common Stock, or any combination thereof. Other Awards shall also include cash payments under the Plan which may be based on one or more criteria determined by the Administrator which are unrelated to the value of Common Stock and which may be granted in tandem with, or independent of, other Awards under the Plan.

17. Special Forfeiture and Repayment Rules.

(a) In the event the Administrator determines in its sole discretion that a Triggering Event (as defined in Section 17(b) below) has occurred with respect to a Participant and unless otherwise set forth in the applicable Award Agreement, then:

(i) Provided the application of this Section 17(a)(i) has not been waived by the Administrator, any (A) outstanding Stock Option and/or Stock Appreciation Right then held by the Participant (or his permitted transferee), whether or not vested and exercisable, (B) outstanding Stock Awards and/or Restricted Stock Unit Awards granted to the Participant as to which the restrictions have not lapsed (or, with respect to Restricted Stock Unit Awards, restrictions have lapsed but the shares of Common Stock or cash have not been delivered), (C) Performance Share Awards and/or Section 162(m) Awards as to which the applicable performance period has not expired or the applicable performance period has expired but such Award has not yet been paid and/or (D) Cash Incentive Awards granted to the Participant that have not vested (or that have vested but such Award has not yet been paid), will immediately and automatically be forfeited and such Participant (or his permitted transferee) will have no further rights with respect to that Award; and

(ii) Provided the application of this Section 17(a)(ii) has not been waived by the Administrator, if the Participant (or his permitted transferee) exercised a Stock Option or Stock Appreciation Right within the 12-month period immediately prior to the date of the acts or omissions that gave rise to such Triggering Event or anytime thereafter, within 10 days of receiving written notice from the Company that a Triggering Event has occurred, the applicable Participant shall pay to the Company an amount equal to the product of the number of shares of Common Stock as to which the Stock Option or Stock Appreciation Right was exercised, multiplied by the excess, if any, of the Fair Market Value per share of Common Stock on the date of exercise over the per share exercise price of that Stock Option or Stock Appreciation Right.

(iii) Provided the application of this Section 17(a)(iii) has not been waived by the Administrator, if restrictions imposed on Stock Awards and/or Restricted Stock Unit Awards have lapsed (and, with respect to Restricted Stock Unit Awards, the shares of Common Stock or cash have been delivered to the Participant) within the 12-month period immediately prior to the date of the acts or omissions that gave rise to such Triggering Event or anytime thereafter, within 10 days of receiving written notice from the Company that a Triggering Event has occurred, the applicable Participant shall deliver to the Company a number of unrestricted shares of Common Stock equal to the number of shares of Common Stock (or Common Stock-equivalent units in the case of Restricted Stock Unit Awards) as to which restrictions have so lapsed during such period and any cash received in settlement of such Award; provided that if, at the time delivery of the shares of Common Stock by the Participant is required, such Participant cannot deliver a number of unrestricted shares of Common Stock equal to the number of shares of Common Stock (or Common Stock-equivalent units in the case of Restricted Stock Unit Awards) as to which restrictions have so lapsed during such period, in addition to the delivery of the number of unrestricted shares of Common Stock by such Participant at such time, such Participant shall be required to pay to the Company an amount equal to the product of the number of such shares of Common Stock (or Common Stock-equivalent units in the case of Restricted Stock Unit Awards) as to which restrictions have so lapsed during such period (less the number of shares of Common Stock contemporaneously delivered by the Participant to the Company), multiplied by the excess, if any, of the Fair Market Value of one share of Common Stock as of the date such restrictions lapsed over the per share purchase price paid by the Participant for such shares (or Common Stock-equivalent units), if any.

(iv) Provided the application of this Section 17(a)(iv) has not been waived by the Administrator, if, with respect to Performance Share Awards with an applicable performance period which ended within the 12-month period immediately prior to the date of the acts or omissions that gave rise to such Triggering Event or anytime thereafter, the specified performance targets for such performance period have been attained and such Performance Share Award was paid to the Participant, within 10 days of receiving written notice from the Company that a Triggering Event has occurred, the applicable Participant shall deliver to the Company the number of shares of Common Stock or cash paid to the Participant with respect to such Performance Share Award; provided that if, at the time delivery of the shares of Common Stock by the Participant is required, such Participant cannot deliver the shares of Common Stock, such Participant shall be required to pay to the Company an amount equal to the product of the number of such shares of Common Stock delivered to the Participant, multiplied by the excess, if any, of the Fair Market Value of one share of Common Stock as of the date such delivery over the per share purchase price paid by the Participant for such shares, if any.

(v) Provided the application of this Section 17(a)(v) has not been waived by the Administrator, if a Cash Incentive Award was paid to the Participant within the 12-month period immediately prior to the date of the acts or omissions that gave rise to such Triggering Event or anytime thereafter, within 10 days of receiving written notice from the Company that a Triggering Event has occurred, the Participant shall pay to the Company the amount paid to the Participant with respect to such Cash Incentive Award.

(vi) Provided the application of this Section 17(a)(vi) has not been waived by the Administrator, if, with respect to a Section 162(m) Award with an applicable Performance Period which ended within the 12-month period immediately prior to the date of the acts or omissions that gave rise to such Triggering Event or anytime thereafter, the specified performance targets for such Performance Period have been attained and such Section 162(m) Award was paid to the Participant, within 10 days of receiving written notice from the Company that a Triggering Event has occurred, the Participant shall pay to the Company an amount equal to: (A) in the case of a Section 162(m) Award that is a Stock Option, Stock Appreciation Right, Stock Award, Restricted Stock Unit Award, Performance Share Award or Cash Incentive Award, the amount to be paid by the Participant to the Company determined pursuant to the provisions of Sections 17(a)(ii)-(v) as applicable, or (B) otherwise, the amount paid to the Participant with respect to such Section 162(m) Award.

(vii) Provided the application of this Section 17(a)(vii) has not been waived by the Administrator, if any cash or shares of Common Stock have been paid to the Participant under a Dividend Equivalent Award within the 12-month period immediately prior to the date of the acts or omissions that gave rise to such Triggering Event or anytime thereafter, within 10 days of receiving written notice from the Company that a Triggering Event has occurred, the applicable Participant shall pay to the Company the amount of cash or the number of shares of Common Stock paid to the Participant with respect to such Dividend Equivalent Award; provided that if, at the time delivery of the shares of Common Stock by the Participant is required, such Participant cannot deliver the shares of Common Stock, such Participant shall be required to pay to the Company an amount equal to the product of the number of such shares of Common Stock delivered to the Participant multiplied by the Fair Market Value of one share of Common Stock as of the date of such delivery.

(b) Except as otherwise set forth in an applicable Award Agreement, "*Triggering Event*" means, unless waived in writing by the Administrator, the occurrence of any of the following:

(i) the date during the Repayment Period (as defined below in Section 17(c)) that the Participant's Service was involuntarily terminated by the Company (or any Parent or Subsidiary) for Cause;

(ii) the date during the Repayment Period that the Participant (A) breaches any provisions of Attachment B, (B) without authorization uses or discloses confidential information or trade secrets of the Company (or any of its affiliated corporations) or (C) commits any other intentional misconduct adversely affecting the business or affairs of the Company (or any its affiliated corporations);

(iii) the date during the Repayment Period that the Participant breaches any provision of Attachment A;

(iv) the date during the Repayment Period that the Administrator determines that the Participant either (i) engaged in conduct that directly or indirectly resulted in the Company having to restate all or a portion of its financial statements or (ii) engaged in conduct which would constitute a breach of any certificate of compliance or similar attestation/certification signed by the Participant;

(v) the date during the Repayment Period that the Participant has violated any material term of an employment agreement, independent contractor agreement, consulting agreement or other similar agreement that the Participant has entered into with the Company (or any Parent or Subsidiary);

(vi) the date during the Repayment Period that the Participant disparages or subverts the Company, or makes any statement reflecting negatively on the Company, its affiliated corporations or entities, or any of their officers, directors, employees, agents or representatives, including, but not limited to, any matters relating to the operation or management of the Company, the Participant's Service and the termination thereof, irrespective of the truthfulness or falsity of such statement;

(vii) the date during the Repayment Period that the Administrator determines that the Participant committed an act or omission while an employee or other service provider of the Company (or Parent or Subsidiary) that was not discovered by the Company (or any Parent or Subsidiary) until after the termination of such Participant's Service that would, if such Participant were an active employee or other service provider of the Company (or Parent or Subsidiary) at the time such act or omission is discovered, be reason for termination of such Participant's Service for Cause; or

(viii) the date during the Repayment Period that the Participant fails to cooperate with the Company (or any Parent or Subsidiary) in all investigations of any kind, in assisting and cooperating in the preparation and review of documents and meeting with Company counsel, and in providing truthful testimony as a witness in connection with any present or future court, administrative, agency or arbitration proceeding involving the Company (or any Parent or Subsidiary).

(c) Except as set forth in an applicable Award Agreement, "*Repayment Period*" means:

(i) with respect to Triggering Events described in Sections 17(b)(i), (ii), (v), (vii) and (viii), anytime;

(ii) with respect to Triggering Event described in Sections 17(b)(iii) and (vi), the period that the Participant is employed by, or otherwise provides services to, the Company (or any Parent or Subsidiary), plus the 24-month period immediately following the termination such Service; and

(iii) with respect to Triggering Event described in Sections 17(b)(iv), the period that the Participant is employed by, or otherwise provides services to, the Company (or any Parent or Subsidiary), plus the 36-month period immediately following the termination such Service.

(d) The Participant shall also be subject to any clawback, recoupment or other similar policy adopted by the Board as in effect from time to time and Awards and any cash, shares of Common Stock or other property or amounts due, paid or issued to a Participant shall be subject to cancellation, recoupment, rescission, payback or other action in accordance with the terms of such policy.

(e) Unless otherwise set forth in the applicable Award Agreement, by accepting an Award under the Plan, the Participant thereby: (i) agrees to be bound by the terms and conditions of Attachment A and Attachment B and this Section 17, including, without limitation, the required payment provisions of Sections 17(a)(ii)-(v), (ii) acknowledges and agrees that the Company would have not granted such Award in the absence such terms and conditions, (iii) represents and warrants that he will remain in full compliance with such terms and conditions, (iv) agrees to make or cause to be made the required payments set forth in Sections 17(a)(ii)-(v), as applicable, and (v) without limiting the generality of Section 17(e)(iv) above, agrees that the Company may deduct from, and set-off against, any amounts owed to the Participant by the Company or any Parent or Subsidiary (including, without limitation, amounts owed as wages, bonuses, severance, or other fringe benefits) to the extent of the amount owed by the Participant to the Company pursuant to this Section 17.

(f) An Award Agreement evidencing an Award under the Plan as to which this Section 17 applies shall provide the applicable Participant with a reasonable period of time following the date of such Participant's receipt of such Award Agreement to refuse acceptance of such Award if he disagrees with any of the terms and conditions of this Section 17. If a Participant refuses acceptance of an Award, the Award will be immediately forfeited, the Participant will have no further rights with respect to such Award, and the shares of Common Stock underlying such Award shall again be available for grant under the Plan.

18. Non-transferability. No Award granted under the Plan or any rights or interests therein shall be sold, transferred, assigned, pledged or otherwise encumbered or disposed of except by will or by the laws of descent and distribution or as may otherwise be required by law; provided, however, that the Administrator may, subject to such terms and conditions as the Administrator shall specify, permit the transfer of an Award to a Participant's Family Members or to one or more trusts established in whole or in part for the benefit of the Participant or one or more of the Participant's Family Members; provided further, that the restrictions in this sentence shall not apply to the shares received in connection with an Award after the date that the restrictions on transferability of such shares set forth in the applicable Award Agreement have lapsed. During the lifetime of a Participant, a Stock Option or Stock Appreciation Right shall be exercisable only by, and payments in settlement of Awards shall be payable only to the Participant, or, if applicable, the Family Member or trust to whom such Stock Option, Stock Appreciation Right or other Award has been transferred in accordance with the preceding sentence. Notwithstanding the foregoing, a Participant also may, to the extent permitted by the Administrator, designate one or more beneficiaries of his or her outstanding Awards, and those Awards shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Participant's death while holding those Awards. Such beneficiary or beneficiaries shall take the transferred Awards subject to all the terms and conditions of the Plan and the applicable Award Agreement(s) evidencing each such transferred Award.

19. Deferred Compensation

(a) Deferrals Permitted. The Administrator may, in its sole discretion, structure one or more Awards (other than Stock Options or Stock Appreciation Rights) so that Participants may be provided with an election to defer the compensation associated with those Awards for federal income tax purposes. Any such deferral opportunity shall comply with all applicable requirements of Section 409A of the Code.

(b) Retainer Fee Deferral Program. The Administrator may implement a non-employee directors retainer fee deferral program under the Plan so as to allow the non-employee directors the opportunity to elect to convert the Board and Board committee retainer fees to be earned for a year into Restricted Stock Units that will defer the issuance of the shares of Common Stock that vest under those Restricted Stock Units until a permissible date or event under Section 409A of the Code. If such program is implemented, the Administrator shall have the authority to establish such rules and procedures as it deems appropriate for the filing of such deferral elections and the designation of the permissible distribution events under Section 409A of the Code.

20. Recapitalization or Reorganization.

(a) Authority of the Company and Stockholders. The existence of the Plan, the Award Agreements and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) Change in Capitalization. Notwithstanding any provision of the Plan or any Award Agreement, in the event of any change in the outstanding Common Stock by reason of a stock dividend, recapitalization, reorganization, merger, consolidation, stock split, combination or exchange of shares, spin-off transaction or any other corporate event affecting the Common Stock as a class without the Company's receipt of consideration, or should the value of outstanding shares of Common Stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, the Administrator, shall make such equitable adjustments it considers appropriate (in the form determined by the Administrator in its sole discretion) to prevent diminution or enlargement of the rights of Participants under the Plan with respect to (i) the aggregate number, class and/or issuer of securities for which Awards in respect thereof may be granted under the Plan, (ii) the aggregate number, class and/or issuer of securities that may be issued pursuant to Incentive Stock Options granted under the Plan, (iii) the maximum number, class and/or issuer of securities for which any one person may be granted Stock

Options or stand-alone Stock Appreciation Rights or other Awards denominated in Common Stock under the Plan per fiscal year, (iv) the number, class and/or issuer of securities and the exercise price (or other cash consideration, if any) per share in effect under each outstanding Award under the Plan, (v) the number, class and/or issuer of securities subject to the Company's outstanding repurchase rights under the Plan and the repurchase price payable per share, and (vi) such other adjustments as it deems appropriate. The Administrator's determination as to what, if any, adjustments shall be made shall be final and binding on the Company and all Participants.

(c) *Limitations.* Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 20(b) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 20(b) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such manner as to ensure that after such adjustment, the Awards either continue not to be subject to Section 409A of the Code or comply with the requirements of Section 409A of the Code; and (iii) the Administrator shall not have the authority to make any adjustments pursuant to Section 20(b) to the extent that the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code to be subject thereto.

21. Change in Control.

(a) Except as otherwise provided in an Award Agreement and except for Awards made to non-employee directors and Cash Incentive Awards, if, within two (2) years following a Change in Control which occurs after the Effective Date, a Participant's Service as an employee is involuntarily terminated by the Company (or successor thereto) or a Parent or Subsidiary, whether or not for Cause: (i) all Stock Options or Stock Appreciation Rights of such Participant then outstanding shall become fully exercisable as of the date of such termination, whether or not exercisable, (ii) all restrictions and conditions on all Stock Awards of such Participant then outstanding shall lapse as of the date of such termination, (iii) all Restricted Stock Units of such Participant shall become nonforfeitable as of the date of such termination, and (iv) all Performance Share Awards of such Participant shall be deemed to have been fully earned as of the date of such termination.

(b) In addition, in the event of a Change in Control, the Administrator may, in its sole discretion, make any or all of the following adjustments: (A) by written notice to each holder of an outstanding Stock Option or Stock Appreciation Right provide that such holder's Stock Options or Stock Appreciation Rights shall be cancelled unless exercised within such period as the Administrator shall determine after the date of such notice; (B) provide for the payment upon termination or cancellation of a Stock Option or Stock Appreciation Right (whether or not such Stock Option or Stock Appreciation Right is otherwise exercisable) of an amount in cash, securities and/or other property (or a combination thereof) with an aggregate value equal to: (x) the excess, if any, of the aggregate Fair Market Value as of the date of such Change in Control of the Common Stock then subject to the Stock Option or Stock Appreciation Right over the product of the number of shares of Common Stock then subject to the Stock Option multiplied by the per share exercise price, less (y) an amount equal to the federal, state, local and foreign taxes, if any, required to be withheld, collected, accounted for or paid as a result of such payment; (C) provide for the cancellation of outstanding Stock Awards, Restricted Stock Unit Awards, Performance Share Awards, Section 162(m) Awards or other Awards in exchange for payments of cash, securities and/or other property (or a combination thereof) having an aggregate value equal to the value of such Award, as determined by the Administrator, in its sole discretion; (D) provide for the payment of a Participant's Cash Incentive Award at target level and/or based upon performance for the abbreviated performance period ending with the Change in Control; (E) substitute other property (including, without limitation, cash or other securities of the Company and securities of an entity other than the Company); and/or (F) make any other adjustments, or take other reasonable action, as the Administrator deems appropriate provided that no such other action impairs any rights that a Participant has under the Plan without such Participant's consent.

22. Amendment of the Plan; Amendment of Outstanding Awards. The Board or Compensation Committee may at any time and from time to time terminate, modify, suspend or amend the Plan in whole or in part; provided, however, that no such termination, modification, suspension or amendment shall be effective without stockholder approval if such approval is required to comply with any applicable law or stock exchange rule. Except as otherwise provided in the next sentence or Section 24(e) below, no termination, modification, suspension or amendment of the Plan shall, without the consent of a Participant to whom any Awards shall previously have been granted, adversely affect his or her rights under such Awards. Furthermore, notwithstanding any provision herein to the contrary, the Board or Compensation Committee shall have broad authority to amend the Plan or any Award to take into account changes in applicable tax laws (including, without limitation, Section 409A of the Code), securities laws, accounting rules and other applicable state, federal and foreign laws and/or to amend any Award to ensure that the Award is in compliance with the limitations, terms and conditions of the Plan.

23. No Repricing of Stock Options or Stock Appreciation Rights. Notwithstanding any provision in the Plan to the contrary, the Administrator shall not (i) implement any cancellation/regrant program pursuant to which outstanding Stock Options or Stock Appreciation Rights are cancelled and new Stock Options or Stock Appreciation Rights are granted in replacement with a lower exercise price per share, (ii) cancel outstanding Stock Options or Stock Appreciation Rights with exercise prices per share in excess of the then current Fair Market Value per share of Common Stock for consideration payable in cash, equity securities of the Company or in the form of any other Award under the Plan, except in connection with a Change in Control transaction, or (iii) except as otherwise provided in Section 20(b), otherwise directly reduce the exercise price in effect for outstanding Stock Options or Stock Appreciation Rights under the Plan, without in each instance first obtaining stockholder approval.

24. Miscellaneous.

(a) Tax Withholding. The Company's obligation to deliver shares of Common Stock upon the exercise of any Stock Options or Stock Appreciation Rights or upon the issuance or vesting of any shares issued under the Plan shall be subject to the satisfaction of all applicable federal, state, local and foreign taxes and other amounts required to be withheld, collected or accounted for. The Company shall, to the extent permitted by law, have the right to deduct any such taxes or other amounts from any payment of any kind otherwise due to the Participant. The Administrator may, in its sole discretion, withhold (or allow the holder of an Award to elect to have the Company withhold) shares of Common Stock otherwise issuable under an Award in satisfaction of all or a portion of such taxes or amounts with respect to any taxable event relating to such Award. The number of shares of Common Stock that may be withheld pursuant to this Section 24 shall be limited to the number of shares that have a Fair Market Value on the date of withholding not exceeding the aggregate amount of such taxes or amounts, as determined based on the minimum statutory withholding rates (or such other withholding rates that have been determined by the Administrator to avoid adverse accounting consequences).

(b) No Right to Grants or Employment or Service. No Eligible Individual or Participant shall have any claim or right to receive grants of Awards under the Plan. Nothing in the Plan or in any Award or Award Agreement shall confer upon any employee or service provider of the Company (or any Parent or Subsidiary) any right to continued Service with the Company (or any Parent or Subsidiary) or interfere in any way with the right of the Company (or a Parent or Subsidiary) to terminate the Service of any of its employees or service providers at any time, with or without cause.

(c) Unfunded Plan. The Plan is intended to constitute an unfunded plan for incentive compensation. Nothing contained herein shall give any Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or payments in lieu thereof with respect to awards hereunder.

(d) Other Employee Benefit Plans. Payments received by a Participant under any Award made pursuant to the provisions of the Plan shall not be included in, and shall not affect the determination of benefits under any other employee benefit plan or similar arrangement provided by the Company (or any Parent or Subsidiary).

(e) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Administrator determines that any Award granted hereunder is

subject to the requirements of Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. Notwithstanding any provision of the Plan to the contrary (including the provisions of Section 22), in the event that the Administrator determines that any Award may be subject to Section 409A of the Code, the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code.

(f) *Securities and Other Law Restrictions.* The Administrator may require each Eligible Individual purchasing or acquiring shares of Common Stock pursuant to an Award under the Plan to represent to and agree with the Company in writing that such Eligible Individual is acquiring the shares for investment and not with a view to the distribution thereof. All certificates for shares of Common Stock delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, the New York Stock Exchange or any other exchange upon which the Common Stock is then listed, and any applicable federal, state or foreign securities or other law, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. No shares of Common Stock shall be issued hereunder unless the Company shall have determined that such issuance is in compliance with, or pursuant to an exemption from, all applicable federal, state and foreign securities and other laws.

(g) *Compliance with Rule 16b-3.*

(i) The Plan is intended to comply with Rule 16b-3 under the Exchange Act or its successors under the Exchange Act and the Administrator shall interpret and administer the provisions of the Plan or any Award Agreement in a manner consistent therewith. To the extent any provision of the Plan or Award Agreement or any action by the Administrator fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Administrator. Moreover, in the event the Plan or an Award Agreement does not include a provision required by Rule 16b-3 to be stated therein, such provision (other than one relating to eligibility requirements, or the price and amount of Awards) shall be deemed automatically to be incorporated by reference into the Plan or such Award Agreement insofar as Participants subject to Section 16 of the Exchange Act are concerned.

(ii) Notwithstanding anything contained in the Plan or any Award Agreement to the contrary, if the consummation of any transaction under the Plan would result in the possible imposition of liability on a Participant pursuant to Section 16(b) of the Exchange Act, the Administrator shall have the right, in its sole discretion, but shall not be obligated, to defer such transaction to the extent necessary to avoid such liability.

(h) *Award Agreement.* In the event of any conflict or inconsistency between the Plan and any Award Agreement, the Plan shall govern, and the Award Agreement shall be interpreted to minimize or eliminate any such conflict or inconsistency.

(i) *Invalid Provisions.* In the event that any provision of this Plan is found to be invalid, unenforceable or otherwise inconsistent with any applicable law (including, without limitation Section 409A of the Code), such invalidity, unenforceability or inconsistency will not be construed as rendering any other provisions contained herein as invalid, unenforceable or inconsistent, and all such other provisions will be given full force and effect to the same extent as though the invalid, unenforceable or inconsistent provision was not contained herein.

(j) *Headings.* Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

(k) *Expenses.* The costs and expenses of administering the Plan shall be borne by the Company.

(l) *Applicable Law.* The validity, construction, interpretation and effect of the Plan and Award Agreements issued under the Plan shall exclusively be governed by and determined in accordance with the law of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

ATTACHMENT A

Restrictive Covenants

1. The Participant acknowledges that the Company is generally engaged in business throughout the United States and other foreign jurisdictions. During the two-year period following the Participant's termination of employment for any reason other than a termination by the Company without Cause or, if the Participant terminates employment as a result of Voluntary Retirement, during the period which is the greater of (i) the two-year period following such Voluntary Retirement or (ii) the period beginning on the effective date of such Voluntary Retirement and ending on the date on which any Award granted to such Participant will vest in full, the Participant agrees that he will not, unless acting with the prior written consent of the Company, directly or indirectly, own, manage, control, or participate in the ownership, management or control of, or be employed or engaged by, or otherwise affiliated or associated with, as an officer, director, employee, consultant, independent contractor or otherwise, any other corporation, partnership, proprietorship, firm, association or other business entity, which is engaged in any business, including the wholesale distribution of pharmaceutical products, that, or otherwise engage in any business that, as of the date on which the Participant's employment with the Company terminates, is engaged in by the Company, has been reviewed with the Board for development to be owned or managed by the Company, and/or has been divested by the Company but as to which the Company has an obligation to refrain from involvement, but only for so long as such restriction applies to the Company; provided, however, that the ownership of not more than 5% of the equity of a publicly traded entity shall not be deemed to be a violation of this paragraph.

2. The Participant also agrees that he will not, directly or indirectly, during the Participant's employment by the Company and for two (2) years following the termination of such employment for any reason other than a termination by the Company without Cause, induce any person who is an employee, officer, director, or agent of the Company, to terminate such relationship, or employ, assist in employing or otherwise be associated in business with any present or former employee or officer of the Company, including without limitation those who commence such positions with the Company after the date that such Participant's employment by the Company terminates.

3. The Participant also agrees to return, immediately following the Participant's termination of employment, any records and business documents, whether on computer or hard copy, and other materials (including but not limited to computer disks and tapes, computer programs and software, office keys, correspondence, files, customer lists, technical information, customer information, pricing information, business strategies and plans, sales records and all copies thereof) (collectively, the "Corporate Records") provided by the Company and/or its predecessors, subsidiaries or affiliates or obtained as a result of the Participant's prior employment with the Company and/or its predecessors, subsidiaries or affiliates, or created by the Participant while employed by or rendering services to the Company and/or its predecessors, subsidiaries or affiliates. The Participant acknowledges that all such Corporate Records are the property of the Company. In addition, the Participant shall promptly return in good condition any and all beepers, credit cards, cellular telephone equipment, business cards and computers.

4. The Participant acknowledges and agrees that the restrictions contained in this Attachment A are reasonable and necessary to protect and preserve the legitimate interests, properties, goodwill and business of the Company and that the Company would not have granted an Award to the Participant in the absence of such restrictions. In the event that the provisions of this Attachment A should ever be adjudicated to exceed the limitations permitted by applicable law in any jurisdiction, it is the intention of the parties that the provision shall be amended such that those provisions are made consistent with the maximum limitations permitted by applicable law, that such amendment shall apply only within the jurisdiction of the court that made such adjudication and that those provisions otherwise be enforced to the maximum extent permitted by law. If a Participant has entered into an agreement pursuant to which such Participant is subject to restrictive covenants with respect to the Company that are similar in nature to the covenants of this Attachment A, the provisions of this Attachment A shall be deemed to be in addition to, not in lieu of, the provisions of such agreement.

For purposes of this Attachment A, the term "Company" shall be deemed to include parents, subsidiaries and affiliates of the Company.

ATTACHMENT B

Works For Hire Acknowledgment; Assignment

The Participant acknowledges that all of the Participant's work on and contributions to the products of the Company or any Parent or Subsidiary (collectively, the "Products"), including, without limitation, any and all patterns, designs, artworks and other expressions in any tangible medium (collectively, the "Works") are within the scope of the Participant's Service and are a part of the services, duties and responsibilities of the Participant. All of the Participant's work on and contributions to the Works will be rendered and made by the Participant for, at the instigation of, and under the overall direction of the Company (or Parent or Subsidiary, as applicable), and all of the Participant's said work and contributions, as well as the Works, are and at all times shall be regarded as "work made for hire" as that term is used in the United States Copyright Laws. Without curtailing or limiting this acknowledgment, the Participant hereby assigns, grants, and delivers exclusively to the Company, as to work on and contribution to the Products pursuant hereto all rights, titles, and interests in and to any such Works, and all copies and versions, including all copyrights and renewals. The Participant will execute and deliver to the Company, or its successors and assigns, such other and further assignments, instruments and documents as it from time to time reasonably may request for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive perpetual, and worldwide ownership of all rights, titles, and interests of every kind and nature whatsoever, including all copyrights in and to the Works. The Participant hereby constitutes and appoints the Company as its agent and attorney-in-fact, with full power of substitution, to execute and deliver said assignments, instruments or documents as the Participant may fail or refuse to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

Appendix C

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AMERISOURCEBERGEN CORPORATION

AmerisourceBergen Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of AmerisourceBergen Corporation (the "**Corporation**"), at a meeting held on November 14, 2013, duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring the amendment to be advisable, and directing that the amendment be submitted to the stockholders of the Corporation for consideration at the 2014 annual meeting of stockholders. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED**, that the Amended and Restated Certificate of Incorporation of the Corporation be amended by changing Section 6.03 so that this section will read as follows:
>
> Section 6.03. Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action is specifically denied. Special meetings of the stockholders of the Corporation may be called only by (a) the Board pursuant to a resolution duly adopted by a majority of the members of the Board or (b) the stockholders of the Corporation holding at least 25% of the outstanding shares of Common Stock, subject to the procedures and other requirements set forth in the Bylaws.

SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, AmerisourceBergen Corporation has caused this certificate to be signed by Steven H. Collis, its Chief Executive Officer, this __ day of March, 2014.

By: ______________________________
Name: Steven H. Collis
Title: Chief Executive Officer

Appendix D

AMENDED AND RESTATED BYLAWS
OF
AMERISOURCEBERGEN CORPORATION

(Amended and restated as of [~~February 17, 2011~~] **[•], 2014**)

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TABLE OF CONTENTS

AMENDED AND RESTATED BYLAWS
OF
AMERISOURCEBERGEN CORPORATION

ARTICLE I

OFFICES

Section 1.01 Registered Office. The registered office of AmerisourceBergen Corporation (the "Corporation") in the State of Delaware shall be The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801, and the registered agent in charge thereof shall be The Corporation Trust Company.

Section 1.02 Other Offices. The Corporation may also have an office or offices at any other place or places within or without the State of Delaware as the Board of Directors of the Corporation (the "Board") may from time to time determine or the business of the Corporation may from time to time require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.01 Annual Meetings. The annual meeting of stockholders of the Corporation for the election of Directors of the Corporation ("Directors"), and for the transaction of such other business as may properly come before such meeting, shall be held at such place, date and time as shall be fixed by the Board and designated in the notice or waiver of notice of such annual meeting.

Section 2.02 Special Meetings. [~~Special meetings of stockholders for any purpose or purposes may be called by the Board pursuant to a resolution duly adopted by a majority of the members of the Board, to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof. Only business within the purposes described in the notice required by Section 2.03 of this Article II may be conducted at the special meeting. The ability of the stockholders to call a special meeting of stockholders of the Corporation is specifically denied.~~]

(a) Special meetings of stockholders for any purpose or purposes may be called by the Board pursuant to a resolution duly adopted by a majority of the members of the Board, to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof. Only business within the purposes described in the notice required by Section 2.03 of this Article II may be conducted at the special meeting called by the Board.

(b) Subject to the provisions of this Section 2.02(b) and all other applicable sections of these Bylaws, a special meeting of stockholders shall be called by the Secretary of the Corporation upon written request (a "Special Meeting

Request") of one or more persons who or which Net Long Beneficially Own(s) not less than 25% of the outstanding shares of common stock of the Corporation (the "Requisite Percentage") as of the time of such request and has or have had continuous Net Long Beneficial Ownership of at least the Requisite Percentage for a minimum of one full year prior to the date of submission of the Special Meeting Request.

(i) A Special Meeting Request must be delivered by hand or by registered U.S. mail, postage prepaid, return receipt requested, or courier service, postage prepaid, to the attention of the Secretary of the Corporation at the principal executive offices of the Corporation. A Special Meeting Request shall be valid only if it is signed and dated by each stockholder of record submitting the Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made, or such stockholder's or beneficial owner's duly authorized agent (each, a "Requesting Stockholder"), and includes:

(A) a statement of the specific purpose(s) of the special meeting and the reasons for conducting such business at the special meeting;

(B) in the case of any director nominations proposed to be presented at the special meeting, the information required by Section 2.03(c)(ii) of this Article II;

(C) in the case of any matter (other than a director nomination) proposed to be conducted at the special meeting, the information required by Section 2.03(b)(ii) of this Article II;

(D) a representation that each Requesting Stockholder, or one or more representatives of each such stockholder, intends to appear in person or by proxy at the special meeting to present the proposal(s) or business to be brought before the special meeting;

(E) an agreement by the Requesting Stockholders to notify the Corporation promptly in the event of (1) any disposition prior to the time of the special meeting of any shares included within any Requesting Stockholder's Net Long Beneficial Ownership as of the date on which the Special Meeting Request was delivered to the Secretary and (2) any material change prior to the time of the special meeting in any Requesting Stockholder's Net Long Beneficial Ownership;

(F) an acknowledgement that prior to the special meeting any disposition of shares of the Corporation's common stock included within any Requesting Stockholder's Net Long Beneficial Ownership as of the date on which the Special Meeting Request was delivered to the Secretary shall be deemed to be a revocation of such Special Meeting Request with respect to such disposed shares and that any decrease in the Requesting Stockholders' aggregate Net Long Beneficial

Ownership to less than the Requisite Percentage shall be deemed to be an absolute revocation of such Special Meeting Request; and

(G) documentary evidence that the Requesting Stockholders had Net Long Beneficial Ownership of the Requisite Percentage as of the date of delivery of the Special Meeting Request to the Secretary and for a minimum of one full year prior to the date of such delivery;

provided, however, that if any of the Requesting Stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary within ten (10) days after the date of delivery of the Special Meeting Request to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request is made had, together with any Requesting Stockholders who are beneficial owners, Net Long Beneficial Ownership of the Requisite Percentage as of the date of delivery of such Special Meeting Request to the Secretary and for a minimum of one full year prior to the date of such delivery. In addition, the Requesting Stockholders on whose behalf the Special Meeting Request is being made shall (x) further update and supplement the information provided in the Special Meeting Request, if necessary, so that the information provided or required to be provided therein shall be true and correct as of the record date for the special meeting and as of the date that is ten (10) business days prior to the date of the special meeting or any adjournment or postponement thereof, or, if there are fewer than ten (10) business days between the date of the special meeting and such adjourned or postponed meeting, then as of the date of the special meeting so adjourned or postponed, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of and voting at the special meeting (in the case of an update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date of the special meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the special meeting has been adjourned or postponed) (in the case of an update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof) and (y) promptly provide any other information reasonably requested by the Corporation.

(ii) A Special Meeting Request shall not be valid, and a special meeting requested by stockholders shall not be held, if:

(A) the Special Meeting Request does not comply with this Section 2.02(b);

(B) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law or the Corporation's Certificate of Incorporation or these Bylaws;

(C) the Special Meeting Request is delivered during the period commencing 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the earlier of (x) the date of the next annual meeting or (y) 30 days after the first anniversary of the date of the previous annual meeting;

(D) an identical or substantially similar item (as determined in good faith by the Board, a "Similar Item"), other than the election of directors, (1) was presented at an annual or special meeting of stockholders held not more than twelve (12) months before delivery of the Special Meeting Request or (2) is included in the Corporation's notice of meeting as an item of business to be brought before an annual or special meeting of stockholders that has been called but not yet held or that is called for a date within one hundred twenty (120) days of the receipt by the Corporation of a Special Meeting Request;

(E) a proposed item of business involves the election or removal of Directors, changing the size of the Board of Directors, or any similar matter (as determined in good faith by the Board, an "Election Item") and any Election Item (1) was presented at an annual or special meeting of stockholders held not more than one hundred twenty (120) days before delivery of the Special Meeting Request or (2) is included in the Corporation's notice of meeting as an item of business to be brought before an annual or special meeting of stockholders that has been called but not yet held or that is called for a date within one hundred twenty (120) days of the receipt by the Corporation of a Special Meeting Request; or

(F) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other applicable law.

(iii) Special meetings of stockholders called pursuant to this Section 2.02(b) shall be held at such place, on such date, and at such time as the Board shall fix; provided, however, that the special meeting shall not be held more than one hundred twenty (120) days after receipt by the Corporation of a valid Special Meeting Request.

(iv) The Requesting Stockholders may revoke a Special Meeting Request by written revocation delivered to the Secretary at the principal executive offices of the Corporation at any time prior to the special meeting. If, following such revocation (or any deemed revocation pursuant to clause (F) of Section 2.02(b)(i)), there are unrevoked requests from Requesting Stockholders holding in the aggregate less than the Requisite Percentage (or there are no unrevoked requests at all), the Board, in its discretion, may cancel the special meeting.

(v) If none of the Requesting Stockholders appears or sends a duly authorized agent to present the business specified in the Special Meeting Request to be presented for consideration, the Corporation need not present such business for a vote at the special meeting, notwithstanding that proxies in respect of such business may have been received by the Corporation.

(vi) Business transacted at any special meeting called pursuant to this Section 2.02(b) shall be limited to (A) the purpose(s) stated in a valid Special Meeting Request received from the Requesting Stockholders holding in the aggregate the Requisite Percentage and (B) any additional matters that the Board determines to include in the Corporation's notice of the special meeting.

(vii) For the purposes of this Section 2.02(b), the following definitions shall apply:

An "Affiliate" of a person shall mean another person that, directly or indirectly through one of more intermediaries, controls, is controlled by or is under common control with such person.

An "Associate" of a person shall mean (i) any corporation or organization (other than a majority-owned subsidiary of such person) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its parents or subsidiaries.

"Net Long Beneficial Ownership" (and its correlative terms), when used to describe the nature of a person's ownership of common stock of the Corporation, shall mean the shares of stock of the Corporation that such person or, if such person is a nominee, custodian or other agent that is holding the shares on behalf of another person (the "beneficial owner"), that such beneficial owner would then be deemed to own pursuant to Rule 200(b) under the Exchange Act (as such Rule is in effect on the date on which the Bylaws are first amended to include this Section 2.02(b)), excluding, at any time, any shares as to which such stockholder or beneficial owner, as the case may be, does not then have the right to vote or direct the vote and excluding, at any time, any shares as to which such person or beneficial owner (or any Affiliate or Associate of such person or beneficial owner), as the case may be, had directly or indirectly entered into (or caused to be entered into) and not yet terminated a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares, and further subtracting from any person's

ownership of shares at any time such person's (and such person's Affiliates' and Associates') "short position" (as defined pursuant to Rule 14e-4(a) under the Exchange Act) (as such Rule is in effect on the date on which the Bylaws are first amended to include this Section 2.02(b)), all as the Board shall determine in good faith. The Board shall determine in good faith whether all requirements set forth in this Section 2.02(b) have been satisfied and such determination shall be binding on the Corporation and its stockholders.

Section 2.03 Notice and Business of Meetings.

(a) General. Except as otherwise provided by law, written notice of each meeting of stockholders shall be given to each stockholder of record entitled to vote thereat by delivery of a notice personally, mailing a notice or giving notice by a form of electronic transmission in the manner permitted by Section 232 of the Delaware General Corporation Law. If mailed, the notice shall be directed to the stockholder in a postage-prepaid envelope at his address as it appears on the stock books of the Corporation unless, prior to the time of mailing, he shall have filed with the Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request. Notice of each meeting of stockholders shall be in such form as is approved by the Board and shall state the purpose or purposes for which the meeting is called, the date and time when and the place where it is to be held, and shall be delivered personally or mailed not more than sixty (60) days and not less than ten (10) days before the day of the meeting. Except as otherwise provided by law, the business which may be transacted at any special meeting of stockholders shall consist of and be limited to the purpose or purposes so stated in such notice. The Secretary or an Assistant Secretary or the transfer agent of the Corporation shall, after giving such notice, make an affidavit stating that notice has been given, which shall be filed with the minutes of such meeting.

(b) Advance Notice Provisions for Business to be Transacted at Annual Meeting.

(i) No business other than the nomination and election of directors may be transacted at an annual meeting of stockholders unless the business is (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof), or (C) otherwise properly brought before the annual meeting by any stockholder of the Corporation who (x) is a stockholder of record on the date of the giving of the notice provided for in this Section 2.03 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) complies with all the notice procedures set forth in this Section 2.03(b).

(ii) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director which is governed by Section 2.03(c)), such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(A) To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be delivered by the later of (x) a date that is not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or (y) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

(B) To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and record address of such stockholder, (3) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (4) any derivative positions held beneficially or of record by the stockholder in the Corporation's securities and whether and the extent to which any hedging or other transactions or series of transactions has been entered into by or on behalf of the stockholder, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of the stockholder with respect to the Corporation's securities, (5) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, (6) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, and (7) a representation whether the stockholder intends to solicit proxies from stockholders in support of the proposal. Any information required pursuant to this Section 2.03(b)(ii)(B) shall be supplemented to speak as of the record date for the annual meeting of stockholders which supplemented notice shall be provided not later than ten (10) days after such record date.

(iii) No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.03(b) (other than the nomination of a person for election as a director which is governed by Section 2.03(c)), provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.03(b) shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

(c) Advance Notice Provisions for Nomination of Directors.

(i) No nominations of persons for election to the Board of Directors of the Corporation may be made at the annual meeting of the stockholders, other than nominations that are (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof), or (C) otherwise properly brought before the annual meeting by any stockholder of the Corporation who (x) is a stockholder of record on the date of the giving of the notice provided for in this Section 2.03 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) complies with all the notice procedures set forth in this Section 2.03(c).

(ii) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(A) To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the [~~corporation~~]**Corporation** not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be delivered by the later of (x) a date that is not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or (y) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

(B) To be in proper written form, a stockholder's notice to the Secretary must set forth (1) as to each person whom the stockholder proposes to nominate for election as a director (v) the name, age, business address and residence address of the person, (w) the principal occupation or employment of the person, (x) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person, (y) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to [~~Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")~~]**the Exchange Act**, and the rules and regulations promulgated thereunder, (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and (z) a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation's Board Policy on Director Elections set forth in the Corporation's Corporate Governance Principles; and (2) as to the stockholder giving notice (t) the name and record address of such stockholder, (u) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (v) any derivative positions held beneficially or of record by the stockholder in the Corporation's securities and whether and the extent to which any hedging or other transactions or series of transactions has been entered into by or on behalf of the stockholder, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of the stockholder with respect to the Corporation's securities, (w) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (x) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the person(s) named in its notice, (y) a representation whether the shareholder intends to solicit proxies from the stockholders in support of the election of the proposed nominee as director, and (z) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected. Any information required pursuant to this Section 2.03(c)(ii)(B) shall be supplemented to speak as of the record date for the annual meeting of stockholders which supplemented notice shall be provided not later than ten (10) days after such record date.

(iii) The Corporation may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such person to serve as a director of the Corporation; including, but not limited to, such information as the Corporation may reasonably require to determine the eligibility of such nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understating of independence, or lack thereof, of such nominee. No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.03(c). If the chairman of an annual meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 2.04 Adjournments. Whenever a meeting of stockholders, annual or special, is adjourned to another date, time or place, notice need not be given of the adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote thereat. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 2.05 Quorum. At each meeting of stockholders, except where otherwise required by law, the Certificate of Incorporation or these Bylaws, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. Two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum of the holders of any class of stock entitled to vote on a matter, the meeting of such class may be adjourned from time to time in the manner provided by these Bylaws until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.06 Organization. The Chairman of the Board shall act as chairman at all meetings of stockholders at which he or she is present, and as such chairman shall call such meetings of stockholders to order and preside thereat. If the Chairman of the Board shall be absent from any meeting of stockholders, the duties otherwise provided in this Section 2.06 to be performed by him or her at such meeting, shall be performed at such meeting by a chairman designated by the Board, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in his or her absence the chairman of the meeting may appoint any person present to act as secretary of the meeting.

Section 2.07 Inspectors of Elections. Prior to any meeting of stockholders, the Board, or a Chairman of the Board designated by the Board, shall appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons to assist them in the performance of their duties. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted therewith, any information provided by a stockholder who submits a proxy by telegram, cablegram or other electronic transmission from which it can be determined that the proxy was authorized by the stockholder, ballots and the regular books and record of the Corporation, and they may also consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for such purpose, they shall, at the time they make their certification, specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 2.08 Fixing of Record Date. The Board may fix a date not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting of stockholders, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting and any adjournment thereof, and in such case such stockholders and only such stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid. No record date shall precede the date on which the Board establishes such record date. The Secretary shall prepare and make or cause to be prepared and made, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place, specified in the notice of the meeting, within the city where the meeting is to be held, or, if not so specified, at the place where the meeting is to be held. Such list shall be produced and kept at the time and place of the meeting during the whole time thereof, and subject to the inspection of any stockholder who may be present.

Section 2.09 Voting; Proxies.

(a) General. Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, every reference in these Bylaws to a majority or other proportion of shares of stock shall refer to such majority or other proportion of the votes of such shares of stock. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with a Secretary. Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board.

(b) Election of Directors. Each nominee for Director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that Directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for Directors set forth in Article II, Section 2.03(c) of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. If Directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

(c) Other Action by Stockholders. In all other matters, unless otherwise required by law, the Certificate of Incorporation or these Bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

(d) Separate Class Vote. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise required by law, the Certificate of Incorporation or these Bylaws.

Section 2.10 Action by Stockholders Without a Meeting. The stockholders may not take any action without a duly called meeting of the stockholders.

ARTICLE III

BOARD OF DIRECTORS

Section 3.01 Election and Term. Except as otherwise provided by law or by the Certificate of Incorporation, and subject to the provisions of Sections 3.12 and 3.13 of this Article III, commencing with the 2012 annual meeting of stockholders, Directors shall be elected at the annual meeting of stockholders to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal. Directors elected at the 2010 annual meeting of stockholders to a three-year term shall hold office until the 2013 annual meeting of stockholders and Directors elected at the 2011 annual meeting of stockholders to a three-year term shall hold office until the 2014 annual meeting of stockholders.

Section 3.02 Number. The number of Directors may be fixed from time to time by resolution of the Board but shall not be less than three (3) nor more than twelve (12).

Section 3.03 General Powers. The business, properties and affairs of the Corporation shall be managed by, or under the direction of, the Board, which, without limiting the generality of the foregoing, shall have power to elect and appoint officers of the Corporation, to appoint and direct agents, to grant general or limited authority to officers, employees and agents of the Corporation to make, execute and deliver contracts and other instruments and documents in the name and on behalf of the Corporation and over its seal, without specific authority in each case, and, by resolution adopted by a majority of the whole Board, to appoint committees of the Board in addition to those appointed pursuant to Article IV hereof, the membership of which may consist of one or more Directors, and which may advise the Board with respect to any matters relating to the conduct of the Corporation's business. The Board may designate one or more Directors as alternate members of any committee, including those appointed pursuant to Article IV hereof, who may replace any absent or disqualified member at any meeting of the committee. In addition, the Board may exercise all the powers of the Corporation and do all lawful acts and things which are not reserved to the stockholders by law or by the Certificate of Incorporation.

Section 3.04 Place of Meetings. Meetings of the Board may be held at any place, within or without the State of Delaware, from time to time as designated by the Board.

Section 3.05 Organization Meeting. A newly elected Board shall meet and organize, and also may transact any other business which might be transacted at a regular meeting thereof, as soon as practicable after each annual meeting of stockholders, at the place at which such meeting of stockholders took place, without notice of such meeting, provided a majority of the whole Board is present. If such a majority is not present, such organizational meeting may be held at any other time or place which may be specified in a notice given in the manner provided in Section 3.07 of this Article III for special meetings of the Board, or in a waiver of notice thereof.

Section 3.06 Regular Meetings. Regular meetings of the Board shall be held at such times as may be determined by resolution of the Board and no notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting of the Board.

Section 3.07 Special Meetings; Notice and Waiver of Notice. Special meetings of the Board shall be called by the Secretary on the request of the Chairman of the Board or the President, or on the request in writing of any three other Directors stating the purpose or purposes of such meeting. Notice of any special meeting shall be in form approved by the Chairman of the Board or the President, as the case may be. Notices of special meetings shall be mailed to each Director, addressed to him at his residence or usual place of business, not later than two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegraph, cable or other form of recorded communication or be delivered personally or by telephone or electronic transmission, not later than the day before such day of meeting. Notice of any meeting of the Board need not be given to any Director if he shall sign a written waiver thereof either before or after the time stated therein, or if he shall attend a meeting, except when he attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board need be specified in any notice or written waiver of notice unless so required by the Certificate of Incorporation or by the Bylaws. Unless limited by law, by the Certificate of Incorporation or by the Bylaws, any and all business may be transacted at any special meeting.

Section 3.08 Organization of Meetings. The Chairman of the Board shall preside at all meetings of the Board at which he or she is present. If the Chairman of the Board shall be absent from any meeting of the Board, the duties otherwise provided in this Section 3.08 of Article III to be performed by him or her at such meeting shall be performed at such meeting by the Director chosen by a majority of the other Directors who are present. The Secretary of the Corporation shall act as the secretary at all meetings of the Board, and in his or her absence a temporary secretary shall be appointed by the chairman of the meeting.

Section 3.09 Quorum and Manner of Acting. Except as otherwise provided by Section 3.05 of this Article III, at every meeting of the Board a majority of the total number of Directors constituting the whole Board shall constitute a quorum but in no event shall a quorum be constituted by less than two (2) Directors. Except as otherwise provided by law or by the Certificate of Incorporation, or by Section 3.14 of this Article III, or by Section 4.01 or Section 4.08 of Article IV, or by Article IX, the act of a majority of the Directors present at any such meeting, at which a quorum is present, shall be the act of the Board. In the absence of a quorum, a majority of the Directors present may adjourn any meeting, from time to time, until a quorum is present. No notice of any adjourned meeting need be given other than by announcement at the meeting that is being adjourned. Members of the Board or any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by a member of the Board in a meeting pursuant to this Section 3.09 of Article III shall constitute his presence in person at such meeting.

Section 3.10 Voting. On any question on which the Board shall vote, the names of those voting and their votes shall be entered in the minutes of the meeting if any member of the Board so requests at the time.

Section 3.11 Action Without a Meeting. Except as otherwise provided by law or by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if prior to such action all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or the committee.

Section 3.12 Resignations. Any Director may resign at any time upon written notice of resignation to the Corporation. Any resignation shall be effective immediately unless a date certain is specified for it to take effect, in which event it shall be effective upon such date, and acceptance of any resignation shall not be necessary to make it effective, irrespective of whether the resignation is tendered subject to such acceptance.

Section 3.13 Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Corporation (other than the Common Stock) then outstanding, no Director may be removed except both for cause and by the affirmative vote of the holders of a majority of the votes cast for and against the removal by the holders of shares of stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote generally in the election of Directors, voting together as a single class.

Section 3.14 Vacancies. Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Corporation (other than the Common Stock) then outstanding, any vacancies in the Board for any reason, including by reason of any increase in the number of Directors, shall be filled only by the Board, acting by the affirmative vote of a majority of the remaining Directors then in office, although less than a quorum, and any Directors so elected shall hold office until the next election of Directors and until their successors are duly elected and qualified.

Section 3.15 Directors' Compensation. Any and all Directors may receive such reasonable compensation for their services as such, whether in the form of salary, a fixed fee for attendance at meetings or otherwise, with expenses, if any, as the Board may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

COMMITTEES

Section 4.01 Constitution and Powers. The Board may, by resolution adopted by affirmative vote of a majority of the whole Board, appoint one or more committees of the Board, which committees shall have such powers and duties as the Board shall properly determine. Unless otherwise provided by the Board, no such other committee of the Board shall be composed of fewer than three (3) Directors.

Section 4.02 Place of Meetings. Meetings of any committee of the Board may be held at any place, within or without the State of Delaware, from time to time designated by the Board or such committee.

Section 4.03 Meetings; Notice and Waiver of Notice. Regular meetings of any committee of the Board shall be held at such times as may be determined by resolution either of the Board or of such committee and no notice shall be required for any regular meeting. Special meetings of any committee shall be called by the secretary thereof upon request of any two members thereof. Notice of any special meeting of any committee shall be in form approved by the Chairman of the Board or the President, as the case may be. Notices of special meetings shall be mailed to each member, addressed to him at his residence or usual place of business, not later than two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegraph, cable or any other form of recorded communication, or be delivered personally or by telephone or electronic transmission, not later than the day before such day of meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee, need be specified in any notice or waiver of notice unless so required by the Certificate of Incorporation or the Bylaws. Notices of any such meeting need not be given to any member of any committee, however, if waived by him as provided in Section 3.07 of Article III, and the provisions of such Section 3.07 with respect to waiver of notice of meetings of the Board shall apply to meetings of any committee as well.

Section 4.04 Organization of Meetings. The most senior officer of the Corporation present, if any be members of the committee, and, if not, the Director present who has served the longest as a Director, except as otherwise expressly provided by the Board or the committee, shall preside at all meetings of any committee. The Secretary of the Corporation, except as otherwise expressly provided by the Board, shall act as secretary at all meetings of any committee and in his absence a temporary secretary shall be appointed by the chairman of the meeting.

Section 4.05 Quorum and Manner of Acting. A majority of the members of any committee then in office shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present, shall be the act of such committee. In the absence of a quorum, a majority of the members of any committee present, or, if two or fewer members shall be present, any member of the committee present or the Secretary, may adjourn any meeting, from time to time, until a quorum is present. No notice of any adjourned meeting need be given other than by announcement at the meeting that is being adjourned. The provisions of Section 3.09 of Article III with respect to participation in a meeting of a committee of the Board and the provisions of Section 3.11 of Article III with respect to action taken by a committee of the Board without a meeting shall apply to participation in meetings of and action taken by any committee.

Section 4.06 Voting. On any question on which any committee shall vote, the names of those voting and their votes shall be entered in the minutes of the meeting if any member of such committee so requests.

Section 4.07 Records. All committees shall keep minutes of their acts and proceedings, which shall be submitted at the next regular meeting of the Board unless sooner submitted at an organization or special meeting of the Board, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 4.08 Vacancies. Any vacancy among the appointed members or alternate members of any committee of the Board may be filled by affirmative vote of a majority of the whole Board.

Section 4.09 Members' Compensation. Members of all committees may receive such reasonable compensation for their services as such, whether in the form of salary, a fixed fee for attendance at meetings or otherwise, with expenses, if any, as the Board may from time to time determine. Nothing herein contained shall be construed to preclude any member of any committee from serving the Corporation in any other capacity and receiving compensation therefor.

Section 4.10 Emergency Management Committee. In the event that a quorum of the Board cannot readily be convened as a result of emergency conditions following a catastrophe or disaster, then all the powers and duties vested in the Board shall vest automatically in an Emergency Management Committee which shall consist of all readily available members of the Board and which Committee shall have and may exercise all of the powers of the Board in the management of the business and affairs of the Corporation. Two members shall constitute a quorum. Other provisions of these Bylaws notwithstanding, the Emergency Management Committee shall call a meeting of the Board as soon as circumstances permit, for the purpose of filling vacancies on the Board and its committees and to take such other action as may be appropriate. The powers of the Emergency Management Committee shall terminate upon the convening of the meeting of the Board above prescribed at which a majority of the members thereof shall be present.

ARTICLE V

OFFICERS

Section 5.01 Officers; Election or Appointment. The Board shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under this Section 5.01 and the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates.

Section 5.02 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to such person or persons as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an officer authorized by the Board to appoint a person to hold such office.

Section 5.03 Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board which is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. A Secretary or such other officer appointed to do so by the Board shall have the duty to record the proceedings of the meetings of the stockholders, the Board and any committees in a book to be kept for that purpose. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 5.04 Executive Management Committee. There shall be an Executive Management Committee of the Corporation, the members of which shall consist of the Chief Executive Officer, the President, the Chief Financial Officer and such other officers of the Corporation as the Board may determine from time to time. The Executive Management Committee shall have and may exercise all the powers and authority in the management of the business and affairs of the Corporation, insofar as it pertains to capital expenditures and acquisitions, as the Board may determine.

ARTICLE VI

SHARES AND TRANSFERS OF SHARES

Section 6.01 Stock Certificates; Uncertificated Shares.

(a) The shares of stock in the Corporation shall be represented by certificates, provided that the Board of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution or resolutions by the Board of the Corporation, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board or the President or a Vice President, and by a Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one or more officers or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful.

(b) If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights.

(c) Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02 Transfers of Stock. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock may be transferred only on the books of the Corporation, if such shares are certificated, by the surrender to the Corporation or its transfer agent of the certificate therefore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, or upon proper instructions from the holder of uncertificated shares, in each case with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require.

Section 6.03 Lost Certificates. In case any certificate of stock shall be lost, stolen or destroyed, the Board, in its discretion, or any officer or officers thereunto duly authorized by the Board, may authorize the issue of a substitute certificate of stock or uncertificated shares in place of the certificate so lost, stolen or destroyed; provided, however, that, in each such case, the applicant for a substitute certificate or uncertificated shares shall furnish evidence to the Corporation, which it determines in its discretion is satisfactory, of the loss, theft or destruction of such certificate and of the ownership thereof, and also such security or indemnity as may be required by it.

Section 6.04 Determination of Holders of Record for Certain Purposes. In order to determine the stockholders or other holders of securities entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of capital stock or other securities or for the purpose of any other lawful action, the Board may fix, in advance, a record date, not more than sixty (60) days prior to the date of payment of such dividend or other distribution or allotment of such rights or the date when any such rights in respect of any change, conversion or exchange of stock or securities may be exercised, and in such case only holders of record on the date so fixed shall be entitled to receive payment of such dividend or other distribution or to receive such allotment of rights, or to exercise such rights, notwithstanding any transfer of any stock or other securities on the books of the Corporation after any such record date fixed as aforesaid. No record date shall precede the date on which the Board establishes such record date.

ARTICLE VII

CORPORATE SEAL

Section 7.01 Seal. The Board may provide a suitable Seal containing the name of the Corporation.

Section 7.02 Affixing and Attesting. The seal of the Corporation shall be in the custody of the Secretary, who shall have power to affix it to the proper corporate instruments and documents, and who shall attest it. In his absence, it may be affixed and attested by an Assistant Secretary, or by the Treasurer or an Assistant Treasurer or by any other person or persons as may be designated by the Board.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Fiscal Year. The fiscal year of the Corporation shall end on the thirtieth day of September of each year unless changed by resolution of the Board.

Section 8.02 Signatures on Negotiable Instruments. All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned by such officers or agents and in such manner as, from time to time, may be prescribed by resolution (whether general or special) of the Board, or may be prescribed by any officer or officers, or any officer and agent jointly, thereunto duly authorized by the Board.

Section 8.03 Execution of Proxies. The President, or, in his absence or his disability, any Vice President, may authorize, from time to time, the execution and issuance of proxies to vote shares of stock or other securities of other corporations held of record by the Corporation and the execution of consents to action taken or to be taken by any such corporation. All such proxies and consents, unless otherwise authorized by the Board, shall be signed in the name of the Corporation by the Chairman, the President or any Vice President.

Section 8.04 References to Article and Section Numbers and to the Bylaws and the Certificate of Incorporation. Whenever in the Bylaws reference is made to an Article or Section number, such reference is to the number of an Article or Section of the Bylaws. Whenever in the Bylaws reference is made to the Bylaws, such reference is to these Bylaws of the Corporation, as amended, and whenever reference is made to the Certificate of Incorporation, such reference is to the Certificate of Incorporation of the Corporation, as amended, including all documents deemed by the General Corporation Law of the State of Delaware to constitute a part thereof.

ARTICLE IX

AMENDMENTS

Section 9.01 Amendments. The Bylaws may be adopted, altered, amended or repealed, at any annual or special meeting of stockholders of the Corporation, duly called and upon proper notice thereof, by the affirmative vote of a majority of the votes cast for and against the adoption, alteration, amendment or repeal by the holders of shares of stock present in person or represented by proxy at the meeting and entitled to vote on the adoption, alteration, amendment or repeal or by the Board at any valid meeting by the affirmative vote of a majority of the whole Board, provided that in the case of a special meeting of stockholders, notice of such proposed adoption, alteration, amendment or repeal must be included in the notice of meeting.

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